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09047085

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Brambles

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05205 FISCAL YEAR 6-30-09

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dew

DATE : 10/7/09


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NOTICE OF ANNUAL GENERAL MEETING

19 NOVEMBER 2009

Brambles

BRAMBLES LIMITED 2009 NOTICE OF ANNUAL GENERAL MEETING

The Savoy Ballroom
Grand Hyatt Melbourne
123 Collins Street
Melbourne VIC 3000
on Thursday, 19 November 2009
at 2.00 pm (AEDT)

22 September 2009

Dear fellow Shareholder,

Brambles has achieved sales revenue growth and a very strong cash flow performance for the year ended 30 June 2009 despite the weakest global economy in decades. This resilient performance demonstrates the strength of our business models. New business wins (net of any losses) were approximately US$100 million and, together with some price and mix gains, offset weak organic volumes.

Our investment in growth initiatives in China, India, Germany and Poland, a focus on cash generation, disciplined capital management and implementation of initiatives to deal with the economic downturn have positioned Brambles well to accelerate its financial performance as the world's economies recover.

I have the pleasure of enclosing the Notice convening our 2009 Annual General Meeting, which will be held at The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne VIC 3000 on Thursday, 19 November 2009, commencing at 2.00 pm (AEDT). Shareholders who have elected not to receive hard copies of Brambles' Annual Report may view the 2009 Annual Report on Brambles' website at www.brambles.com/BXB/content/investors_2009annualreport.html.

Most of the items of business in the Notice will be familiar to you, including the motion to adopt the Remuneration Report. The Board is also proposing some housekeeping amendments to Brambles constitution relating to Directors' terms of office. Full details are set out in the Explanatory Notes to this Notice.

Also enclosed is a shareholder question form designed to give shareholders an opportunity to raise questions ahead of the Annual General Meeting, if they wish to do so. These questions may either be directed to Brambles or, if they relate to the content of the Auditors' Report or conduct of the audit, to Brambles' auditors PricewaterhouseCoopers. Any significant matter brought to our attention will be addressed at the meeting.

At the 2008 Annual General Meeting, shareholders approved a change to Brambles' constitution which has enabled the Directors to establish an online and postal voting system, known as direct voting. A direct vote allows you to vote on the resolutions before the Annual General Meeting without attending the meeting or appointing a proxy. As a result, this year shareholders who cannot attend the meeting have the choice of casting "direct votes" or of appointing a proxy to cast their votes.

If you are an ordinary shareholder and are not able to attend the meeting in person, please complete and mail the enclosed shareholder voting form in the reply paid envelope provided. Shareholders who wish to cast direct votes should complete Step 1a "VOTE DIRECTLY". Shareholders who wish to appoint a proxy and give that proxy voting directions should complete Step 1b "APPOINT A PROXY". Alternatively, you may register your proxy appointment or cast your direct vote using the share registry's website www.linkmarketservices.com.au or by fax.

If you hold Brambles CREST depository interests (CDIs), you are receiving this Notice and accompanying documents through arrangements Brambles has put in place which enable CDI holders to receive the same documents that ordinary shareholders receive. Brambles has also entered into arrangements to enable all CDI holders to give directions as to voting at all Brambles general meetings. Whether you hold your CDIs through the Equiniti corporate nominee service, or you hold your CDIs directly in CREST, you may give directions as to how you wish your CDIs to be voted on the enclosed voting instruction form. Alternatively, you may register your voting directions using Equiniti's website www.sharevote.co.uk or by fax.

Further details for shareholders and holders of CDIs on how to vote are set out on pages 7 and 8 of this Notice.

Brambles' Directors believe that the proposals set out in the Notice and described in the Explanatory Notes are in the best interests of Brambles and its shareholders, and unanimously recommend that you vote in favour of the resolutions, as they intend to do in respect of their own beneficial holdings. If I or any of my fellow Directors are appointed as a proxy we will, of course, vote in accordance with any instruction given to us. If, however, we are given discretion as to how to vote, we will vote in favour of each of the items of business to be considered.

Shareholders are invited to join the Board for afternoon tea at the conclusion of the Annual General Meeting. If you plan to attend, please bring the enclosed shareholder voting form to facilitate your registration. I look forward to seeing as many of you as possible on the day.

Yours sincerely

Graham Kraehe AO
CHAIRMAN

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the 2009 Annual General Meeting of the shareholders of Brambles Limited will be held at The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne VIC 3000 on Thursday, 19 November 2009, commencing at 2.00 pm Australian Eastern Daylight Savings Time (AEDT) for the purpose of transacting the items of business set out below. Registration will open at 1.00 pm (AEDT).

In this Notice and Explanatory Notes, Brambles, or the Company, refers to Brambles Limited, and Group refers to Brambles Limited and the entities it controlled at the end of, or during, the year ended 30 June 2009.

ITEMS OF BUSINESS

Financial Statements

1. To consider and receive the Financial Report, Directors' Report and Auditors' Report for Brambles and the Group for the year ended 30 June 2009.

Shareholders will be asked to consider and, if thought fit, to pass the resolutions below. Resolutions 2 to 7 will be proposed as ordinary resolutions. Resolution 8 will be proposed as a special resolution.

Remuneration Report

2. "To adopt the Remuneration Report for Brambles and the Group for the year ended 30 June 2009."

Election of New Directors

The following Directors, having been appointed by the Board since the last Annual General Meeting and, being eligible, submit themselves for election as Directors of Brambles.

3. "That Mr John Patrick Mullen be elected to the Board of Brambles."
4. "That Mr Brian Martin Schwartz AM be elected to the Board of Brambles."

Re-election of Directors

The following Directors are to retire by rotation and, being eligible, submit themselves for re-election as Directors of Brambles.

5. "That Mr Graham John Kraehe AO be re-elected to the Board of Brambles."
6. "That Mr Stephen Paul Johns be re-elected to the Board of Brambles."
7. "That Ms Sarah Carolyn Hailes Kay be re-elected to the Board of Brambles."

Amendments to the Constitution

8. "That the Brambles constitution be amended as outlined in the Explanatory Notes accompanying this Notice."

By order of the Board
Brambles Limited

Registered Office
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000

Robert Gerrard

COMPANY SECRETARY
22 September 2009

EXPLANATORY NOTES

Explanatory Notes on the items of business to be considered at the meeting follow.

ITEM 1
Financial Statements
The law requires Directors to lay the Financial Report, Directors' Report and Auditors' Report for the last financial year before the Annual General Meeting (AGM) of shareholders. The 2009 Brambles Annual Report has been posted on the Brambles website at the website address referred to in the Chairman's letter.

Shareholders will be provided with a reasonable opportunity to ask questions about, or make comments on, the 2009 Annual Report or about the management of Brambles generally.

ITEM 2
Remuneration Report
Section 250R(2) of the Corporations Act 2001 (Cth) (the Act) requires a resolution that the Remuneration Report be adopted be put to the vote at a listed company's annual general meeting. The vote is advisory only and does not bind the Directors or Brambles.

The Remuneration Report, which forms part of the Directors' Report, is set out on pages 35 to 48 of the 2009 Annual Report, which has been posted on the Brambles website. The Remuneration Report sets out Brambles' remuneration policy and reports the remuneration arrangements in place for Executive Directors, Non-executive Directors and certain senior executives whose remuneration arrangements are required to be disclosed.

Shareholders will be provided with a reasonable opportunity to ask questions about, or make comments on, the Remuneration Report.

Noting that each Director has a personal interest in their own remuneration from Brambles, as described in the Remuneration Report, the Board unanimously recommends the adoption of the Remuneration Report.

ITEMS 3 TO 7
Election of New Directors and Re-election of Directors
Under the Brambles constitution, the Directors may, at any time, appoint any person as a Director of Brambles. In accordance with the terms of its Charter, during the year, the Nominations Committee identified John Mullen and Brian Schwartz as preferred candidates to become Non-executive Directors of Brambles. The Board unanimously approved Brian's appointment as a Non-executive Director with effect from 13 March 2009 and John's appointment as a Non-executive Director with effect from 1 November 2009. Under the Brambles constitution, they hold office until the end of the 2009 AGM. John Mullen and Brian Schwartz are eligible for election and it is proposed that they be elected as Directors.

Graham Kraehe, Stephen Johns and Carolyn Kay retire by rotation and offer themselves for re-election. Prior to recommending the re-election of Graham Kraehe, Stephen Johns and Carolyn Kay, the Board reviewed their performance as Directors of Brambles and unanimously recommended their proposed re-election.

All of the Non-executive Directors who are seeking election and re-election are considered by the Board to be independent in character and judgement and free from any business or other relationship which could interfere, or appear to interfere, with the exercise of their objective, unfettered or independent judgement. Page 23 of the Annual Report contains further information on the independence of Directors. Brief biographical details of each of the Directors standing for election or re-election are given overleaf.



JOHN MULLEN
Independent Non-executive Director
(age 54)

Will become a member of the Remuneration Committee on 1 November 2009.

Will join Brambles as a Non-executive Director on 1 November 2009. Currently a non-executive director of Telstra Corporation Limited. John had a distinguished career with DHL Express from 1994 to 2009, ultimately becoming its Chief Executive Officer in 2006. He has served as a Director of Deutsche Post World Net, the parent company of DHL Express, and Embarq Corporation. His executive career with the TNT Group from 1984 to 1994 culminated in the role of Chief Operating Officer, which he held from 1990 to 1994. He is currently Chairman of the US National Foreign Trade Council, a member of the Board of the Advisory Council to the City of Seoul, and a member of the Advisory Council for the AGSM and the International Swimming Hall of Fame.

The Board unanimously recommends the election of John Mullen.



BRIAN SCHWARTZ AM
Independent Non-executive Director
(age 57)

Member of the Audit Committee.

Joined Brambles as a Non-executive Director in March 2009. Currently a non-executive director of Insurance Australia Group Limited and the Westfield Group. He is also Deputy Chairman of Football Federation Australia and a member of the Federal Government's Multicultural Advisory Council. In March 2009 he retired as CEO of Investec Bank (Australia) Limited, although he remains as a consultant to the bank. Having joined Ernst & Young in 1979, Brian became a partner in 1985. From 1998 to 2004 he was CEO of Ernst & Young Australia and a member of the Ernst & Young Global Executive Board. Brian is a Fellow of the Institute of Chartered Accountants in Australia.

The Board unanimously recommends the election of Brian Schwartz.



GRAHAM KRAEHE AO
Independent Non-executive Chairman
(age 66)

Chairman of the Nominations Committee and member of the Remuneration Committee.

Rejoined the Board in December 2005, was appointed Deputy Chairman in October 2007 and Chairman in February 2008. He is currently a member of the Board of the Reserve Bank of Australia, Chairman of Bluescope Steel Limited and a director of Djerriwarrh Investments Limited. Graham was a Non-executive Director of Brambles from December 2000 until March 2004, when he retired due to commitments in his past role as Chairman of National Australia Bank Limited. He has also been the Managing Director and Chief Executive Officer of Southcorp Limited and a non-executive director of News Corporation. Graham has a Bachelor of Economics degree from Adelaide University. He is an Officer of the Order of Australia.

The Board unanimously recommends the re-election of Graham Kraehe.



STEPHEN JOHNS
Independent Non-executive Director
(age 62)

Chairman of the Audit Committee and member of the Nominations Committee.

Joined Brambles as a Non-executive Director in August 2004. He is currently a non-executive director of the Westfield Group, Chairman of Spark Infrastructure Group and a director of Sydney Symphony Limited. Previously Stephen had a long executive career with Westfield where he held a number of positions including that of Finance Director from 1985 to 2002. He has a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia.

The Board unanimously recommends the re-election of Stephen Johns.



CAROLYN KAY
Independent Non-executive Director
(age 48)

Member of the Audit Committee.

Joined Brambles as a Non-executive Director in June 2006. She is a director of Commonwealth Bank of Australia Limited and The Sydney Institute and an External Board Member of Allens Arthur Robinson. Carolyn has had extensive experience in international finance at Morgan Stanley in London and Melbourne, JP Morgan in New York and Melbourne and Linklaters & Paines in London. She holds Bachelor Degrees in Law and Arts from the University of Melbourne and a Graduate Diploma in Management from the AGSM. Carolyn is a Fellow of the Australian Institute of Company Directors, a member of Chief Executive Women and was awarded a Centenary Medal for services to Australian society in business leadership.

The Board unanimously recommends the re-election of Carolyn Kay.

ITEM 8

Amendments to Constitution

Amendments to the provisions of Brambles' constitution that deal with the retirement of Directors from office are being proposed at the meeting.

The amendments deal with two issues.

First, the Brambles constitution provides that a Director who held the office of director of both Brambles Industries Limited (BIL) and Brambles Industries plc (BIP), the companies which formed the previous dual-listed companies structure, and was appointed as a Director of Brambles at the time that structure was unified, shall, for the purposes of determining the date when the Director was first required to retire by rotation, be taken to have been appointed a Director of Brambles from the earlier of the date he or she was appointed as a director of BIL or of BIP. This enabled the rotation of Directors to operate seamlessly and not be affected by the unification of the dual-listed companies structure. As all Directors to whom this provision applies have, since unification, either retired by rotation or will, at the AGM, retire by rotation, it is no longer necessary for this provision to be in the constitution. The proposed amendments will, therefore, delete this provision.

The second issue relates to the period of office of Directors. Article 73(a) of the constitution currently provides that no Director shall hold office for a continuous period of three years or past the third annual general meeting following the Director's appointment, whichever is the longer, without submitting for re-election. Article 73(b) currently provides that one third of Directors shall retire by rotation at each annual general meeting. These provisions were intended to cause a Director to retire from office after a maximum of three years. Due to both the number and changes in composition of the Board over the last few years, however, the practical application of Article 73(b) has meant that some Directors are retiring by rotation after a two year period in office. The proposed amendments will delete the requirement for one third of the Directors to retire by rotation at each annual general meeting. Article 73(a) will continue to apply, so Directors will be required to retire by rotation at the third annual general meeting after their appointment or most recent reappointment. This is consistent with ASX Listing Rule 14.4 which provides that a director must not hold office without re-election past the third annual general meeting following the director's appointment or three years, whichever is longer.

The proposed amendments are:

1. in Article 73(a), delete:
   (a) the words "(the Rotation Period)"; and
   (b) the second sentence;
2. delete Article 73(b) and replace with the following:
   "(b) An election of Directors shall be held at each annual general meeting. If no election of Directors is scheduled to occur at an annual general meeting under Article 69(b) or paragraph (a), one Director must retire from office at that annual general meeting.";
3. delete Article 73(c) and replace with the following:
   "(c) The Director to retire under paragraph (b) shall be the Director who has been longest in office since his last appointment or reappointment. As between persons who have been in office an equal length of time, the Director to retire shall (unless they otherwise agree among themselves) be determined by lot." and
4. in Article 73(d) delete "(iv)".

A marked up copy of Brambles' constitution showing the proposed changes is available on the Brambles website. Copies are also available for inspection until the close of the AGM at the Company's registered office: Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000 and at The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne VIC 3000 from 15 minutes before the commencement of the AGM and during that meeting.

The amendments will be proposed as a special resolution, which must be passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

The Directors unanimously recommend that Brambles shareholders vote in favour of the amendments to the constitution.

HOW TO VOTE

ORDINARY SHAREHOLDERS

Ordinary shareholders can vote in one of five ways:

- by attending the meeting and voting either in person or by attorney or, in the case of corporate shareholders, by corporate representative;
- by lodging a direct vote, using the shareholder voting form enclosed with this Notice;
- by lodging a direct vote electronically;
- by appointing a proxy to attend and vote on their behalf, using the shareholder voting form enclosed with this Notice; or
- by lodging a proxy vote electronically.

Voting in person – individuals and corporate representatives

Shareholders who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their shareholding may be checked against the share register and attendance noted. Shareholders attending in person must register their attendance upon arrival.

Where more than one joint shareholder votes, the vote of the shareholder whose name appears first in Brambles' share register shall be accepted to the exclusion of the others.

To vote in person at the meeting, a company which is a shareholder may appoint an individual to act as its representative. The representative should bring to the meeting a letter or certificate evidencing their appointment. A form of certificate may be obtained from Brambles' share registry at www.linkmarketservices.com.au/public/forms/general.html or from the address below.

Direct voting – using the shareholder voting form or electronically

This year, the Directors have established an online and postal voting system which gives shareholders the choice of casting "direct votes" in advance of the AGM, as an alternative to appointing a proxy to cast their votes.

If a shareholder is entitled to cast two or more votes at the meeting, the shareholder may specify the proportion or number of direct votes that they wish to cast "For", "Against" or specify that they will "Abstain" from voting on an item. Fractions of votes will be disregarded.

To lodge direct votes, a shareholder should follow the instructions and notes on the shareholder voting form enclosed with this Notice or lodge direct votes electronically. If a shareholder specifies that they will "Abstain" from voting on an item, the shares that are the subject of the direct vote will not be counted in calculating the required majority. The Brambles Limited Rules for Direct Voting at General Meetings are available at www.brambles.com in the "Corporate Governance", "Other" section.

For direct votes to be effective, the shareholder voting form must be completed and received by 2.00 pm (AEDT) on Tuesday, 17 November 2009 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting:

- at Brambles' share registry, by hand to Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 or by using the enclosed reply paid pre-addressed envelope;
- at the facsimile number +61 (0)2 9287 0309; or
- at Brambles' registered office, at Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000.

Alternatively, you can lodge your direct votes online by visiting Brambles' share registry's website at www.linkmarketservices.com.au, going to the online voting page and following the prompts and instructions on the website. To use the online lodgements facility, shareholders will need their Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

For direct votes to be effective, you will need to complete the online lodgement by 2.00 pm (AEDT) on Tuesday, 17 November 2009 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting. Shareholder voting forms received after this time will be invalid.

Voting by proxy – using the shareholder voting form or electronically

Shareholders are entitled to appoint a proxy to attend and vote on their behalf. If a shareholder is entitled to cast two or more votes at the meeting, the shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half of the shareholder's votes. Fractions of votes will be disregarded. If a member appoints two proxies, neither proxy is entitled to vote on a show of hands.

A proxy need not be a shareholder.

To appoint a proxy, a shareholder should follow the instructions and notes on the shareholder voting form enclosed with this Notice or lodge a proxy appointment electronically. Shareholders are encouraged to consider how they wish to direct their proxies to vote. If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as they think fit. Should any resolution, other than those specified in this Notice, be proposed at the meeting, a proxy may vote on that resolution as they think fit. If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder's behalf, and on a poll, the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.

For the appointment of a proxy to be effective, the shareholder voting form must be completed and received by 2.00 pm (AEDT) on Tuesday, 17 November 2009 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting:

- at Brambles' share registry, by hand to Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000 or by using the enclosed reply paid pre-addressed envelope;
- at the facsimile number +61 (0)2 9287 0309; or
- at Brambles' registered office, at Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000.

Alternatively, you can lodge your proxy online by visiting Brambles' share registry's website at www.linkmarketservices.com.au, going to the online voting page and following the prompts and instructions on the website. To use the online lodgements facility, shareholders will need their Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

For the appointment of your proxy to be effective, you will need to complete the online lodgement by 2.00 pm (AEDT) on Tuesday, 17 November 2009 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting. Shareholder voting forms received after this time will be invalid.

The online proxy facility is not suitable for shareholders wishing to appoint two proxies.

Using powers of attorney

If a shareholder has appointed one or more attorneys to attend and vote at the meeting, or if the shareholder voting form is signed by one or more attorneys, the power of attorney (or a certified copy of the power of attorney) must be received by Brambles' share registry at the address or facsimile number on page 7 of this Notice or at Brambles' registered office at the address on page 7 of this Notice by no later than 2.00 pm (AEDT) on Tuesday, 17 November 2009 or, if the meeting is adjourned, at least 48 hours before its resumption in relation to the adjourned part of the meeting, unless the power of attorney has been previously lodged for notation with Brambles' share registry. The attorney(s) must declare that a notice of revocation of appointment has not been received.

Revocations of proxies

Any revocations of proxies (including online proxies) or powers of attorney must be received by Brambles' share registry at the address or facsimile number on page 7 of this Notice or at Brambles' registered office at the address on page 7 of this Notice before the commencement of the meeting, or at the registration desk for the 2009 AGM at the Grand Hyatt Melbourne from 1.00 pm (AEDT) on the day of the meeting until the commencement of the meeting.

Shareholders who are entitled to vote

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the holders of Brambles ordinary shares for the purposes of the meeting will be those registered holders of Brambles ordinary shares at 7.00 pm (AEDT) on Tuesday, 17 November 2009.

CDI HOLDERS

CDI holders can vote in one of two ways:

- by giving voting directions using the voting instruction form enclosed with this Notice; or
- by registering voting directions electronically.

Voting directions – using the voting instruction form or electronically

CDI holders should follow the instructions and notes on the voting instruction form enclosed with this Notice. Should any resolution, other than those specified in this Notice, be proposed at the meeting, your shares will not be voted on that resolution. If a voting direction is given to abstain from voting on an item of business, on a poll, the shares that are the subject of the voting direction will not be counted in calculating the required majority.

For voting directions to be effective, the voting instruction form must be completed and received by 12 noon (Greenwich Mean Time) on Thursday, 12 November 2009 or, if the meeting is adjourned, at least five working days before its resumption in relation to the adjourned part of the meeting:

- at Equiniti, Aspect House, Spencer Road, Lancing, BN99 6ZL, UK using the enclosed reply paid pre-addressed envelope; or
- at the facsimile number +44 (0) 1903 698 402.

Alternatively, you can lodge your voting directions online by visiting Equiniti's website and following the on-screen instructions. To use the online lodgements facility, CDI holders who have registered for Equiniti's online portfolio service should log into their account at www.shareview.co.uk. CDI holders who have not registered for Equiniti's online portfolio service should go to www.sharevote.co.uk and will need their Voting ID, Task ID and Shareholder Reference Number (printed on the voting instruction form).

For the lodgement of your voting directions to be valid, you will need to complete the online lodgement by 12 noon (GMT) on Thursday, 12 November 2009 or, if the meeting is adjourned, at least five working days before its resumption in relation to the adjourned part of the meeting. Voting directions received after this time will be invalid.

Voting in person

CDI holders are welcome to attend the meeting as guests, but CDI holders wishing to personally use the voting rights attaching to the Brambles ordinary shares represented by their CDIs at the meeting, would first have to effect the cancellation of their Brambles CDIs for the underlying Brambles ordinary shares, so that such ordinary shares are held with a depository financial institution which is a participant in CHESS, by 7.00 pm (AEDT) on Tuesday, 17 November 2009.

Further details of how such cancellation can be effected are available by writing to the Assistant Company Secretary, Brambles Limited, Level 40, Gateway, 1 Macquarie Place, Sydney NSW 2000, Australia or, for CDI holders who hold their CDIs through Equiniti Financial Services Limited, by writing to Equiniti at Aspect House, Spencer Road, Lancing, BN99 6DA UK or at corporate.nominee@equiniti.com.

SHARES AND VOTING RIGHTS

For the purposes of the UK Disclosure and Transparency Rules, as at 10 September 2009 (being the last practicable day prior to the publication of this Notice), Brambles' issued share capital consisted of 1,402,465,412 ordinary shares, carrying one vote each, therefore total voting rights were 1,402,465,412.

Insight Creative Limited. Auckland. Sydney. BRAM002

DIRECTIONS TO THE ANNUAL GENERAL MEETING

The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne VIC 3000 on Thursday, 19 November 2009 at 2.00 pm (AEDT).

The Grand Hyatt is centrally located in Melbourne, within easy walking distance of Flinders Street station.

If you have any questions about the location of the AGM please call Brambles Limited on +61 (0)2 9256 5222 (during business hours).

2.00pm | 19 NOVEMBER 2009
GRAND HYATT MELBOURNE
123 COLLINS STREET
MELBOURNE VIC 3000



BOURKE STREET
MACARTHUR STREET
MELBOURNE TOWN HALL
QUEEN STREET
ELIZABETH STREET
SWANSTON STREET
RUSSELL STREET
EXHIBITION STREET
SPRING STREET
COLLINS STREET
GRAND HYATT MELBOURNE
FLINDERS STREET
FLINDERS STREET STATION
FEDERATION SQUARE
YARRA RIVER
CONCERT HALL
YARRA RIVER
ST KILDA ROAD
ALEXANDRA GARDENS
ALEXANDRA AVENUE
N
NATIONAL GALLERY
QUEEN VICTORIA GARDENS

UNSOLICITED OFFERS TO PURCHASE YOUR SHARES

Certain companies who legally acquire a copy of Brambles' share register may contact shareholders offering to buy their shares. The price at which these offers are made is often well below the market value of the shares at the time the offer is made. Alternatively, the offer price may be at or slightly above the market value but is payable by small instalments over many years.

The Brambles Board does not endorse any unsolicited offer to Brambles shareholders to purchase their shares. Further, you do not have to accept any such offer. If you receive an unexpected and unsolicited offer, Brambles urges you to:

- read the offer documentation carefully;
- compare the offer price with the latest market value of Brambles ordinary shares, which is available at www.brambles.com or from the Australian Securities Exchange at www.asx.com.au, code BXB; and
- seek independent financial advice before making any decision to accept any offer.

18:00 19:00 20:00 21:00 22:00 23:00 00:00 01:00 02:00 03:00 04:00 05:00 06:00 07:00 08:00 09:00 10:00

WWW.BRAMBLES.COM









BRAMBLES LIMITED
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000, Australia
Tel: +61 (0) 2 9256 5222
Fax: +61 (0) 2 9256 5299


21:03 | DOCUMENTS ARRIVING AT STORAGE
21:01 | GOODS IN TRANSIT

ZERØHARM


PEFC
PEFC/01-00-01

Brambles is committed to achieving Zero Harm, which means zero injuries and zero environmental damage, and has used a PEFC, Chain of Custody accredited printer to produce this Notice.

Brambles

Brambles Limited
ABN 89 118 896 021

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

LODGE YOUR VOTE

By mail:
Brambles Limited
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia

By fax: +61 2 9287 0309

ONLINE www.linkmarketservices.com.au

All enquiries to:
Telephone: 1300 883 073
Overseas: +61 2 8280 7143

X99999999999

SHAREHOLDER VOTING FORM

PLEASE MARK EITHER STEP 1a OR STEP 1b
I/We being a member(s) of Brambles Limited ("Brambles") and entitled to attend and vote hereby:

STEP 1a VOTE DIRECTLY

elect to lodge my/our **vote(s) directly (mark box)**

in relation to the Annual General Meeting of Brambles to be held at 2:00pm AEDT on Thursday, 19 November 2009, and at any adjournment of the meeting.

You must mark either "for", "against" or "abstain" on each item for a valid direct vote to be recorded.

OR

STEP 1b APPOINT A PROXY

appoint the **Chairman of the Meeting (mark box)** **OR** (Write below the name of the person/body corporate you are appointing if this person **is someone other than** the Chairman of the meeting.)

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the meeting, as my/our proxy to act generally on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Brambles to be held at 2:00pm AEDT on Thursday, 19 November 2009, The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne VIC 3000 and at any adjournment of that meeting. The Chairman of the meeting intends to vote undirected proxies in favour of all items of business.

Voting instructions will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

Please read the explanatory notes overleaf before marking any boxes with an X

STEP 2 VOTING INSTRUCTIONS

Item	For	Against	Abstain*
Item 2 To adopt the Remuneration Report			
Item 3 To elect Mr John Patrick Mullen to the Board of Brambles			
Item 4 To elect Mr Brian Martin Schwartz AM to the Board of Brambles			
Item 5 To re-elect Mr Graham John Kraehe AO to the Board of Brambles			
Item 6 To re-elect Mr Stephen Paul Johns to the Board of Brambles			
Item 7 To re-elect Ms Sarah Carolyn Hailes Kay to the Board of Brambles			
Item 8 Amendments to constitution			

* If you mark the Abstain box for a particular Item, your votes will not be counted in computing the required majority on a poll. If you complete Step 1b and mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll.

STEP 3 SIGNATURE OF SHAREHOLDERS - THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

Please refer overleaf for signing instructions. If this form is being signed under power of attorney, by signing this form I/we declare that I/we have not received any notice of revocation of appointment.

BXB PRX903

HOW TO COMPLETE THIS SHAREHOLDER VOTING FORM

Your Name and Address

This is your name and address as it appears on Brambles' share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker (in which case the reference number overleaf will commence with an 'X') should advise their broker of any changes. **Please note you cannot change ownership of your shares using this form.**

Voting under Step 1a - Vote Directly

If you wish to cast a direct vote, mark the box in Step 1a. In order to cast a valid direct vote, you must provide voting instructions by placing a mark in one of the three boxes opposite each item of business in Step 2. All your shares will be voted in accordance with such instructions unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you mark more than one box on an item, your vote will be invalid, unless the marks are a percentage or number of shares. If you attempt to vote in excess of your shareholding on the share register, your vote will be invalid.

If you complete both Step 1a and Step 1b, this form will be deemed to be an appointment of a proxy. If you complete Step 2, but do not specify whether you wish to cast a direct vote or appoint a proxy by completing either Step 1a or Step 1b, this form will be deemed to be an appointment of a proxy.

The Chairman's decision as to whether a direct vote is valid is conclusive.

Voting under Step 1b - Appoint a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1b. If the person/body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person in Step 1b. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of Brambles.

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid, unless the marks are a percentage or a number of shares. If you attempt to vote in excess of your shareholding on the share register, your vote will be invalid.

Appointment of a Second Proxy

If you are entitled to cast two or more votes at the meeting, you may appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Shareholding Voting Form may be obtained by telephoning the Brambles' share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Shareholding Voting Form and the second Shareholding Voting Form state the percentage of your voting rights or number of shares applicable to that form (together being no more than 100% of your total shareholding). If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(b) return both forms together.

Voting by Joint Shareholders

Where more than one joint shareholder votes, the vote of the shareholder whose name appears first in Brambles' share register will be accepted to the exclusion of the others.

Signing Instructions

You must sign this form as follows in the spaces provided in Step 3:

Individual: where the holding is in one name, the shareholder must sign.

Joint Holding: where the holding is in more than one name, either shareholder may sign.

Power of Attorney: to sign under power of attorney, you must have already lodged the power of attorney with Brambles' share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the power of attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

Any alterations to this form should be initialled by the person(s) who signed it.

Corporate Representatives

If a representative of a corporate shareholder is to attend the meeting, the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from Brambles' share registry at www.linkmarketservices.com.au/public/forms/general.html or from the address below.

Lodgement of this Shareholder Voting Form

This Shareholder Voting Form (and any power of attorney under which it is signed) must be received at an address given below, or an online lodgement must be completed, by 2:00pm AEDT on Tuesday, 17 November 2009. Any Shareholder Voting Form received after that time will not be valid for the scheduled meeting.

Shareholder Voting Forms may be lodged using the reply paid envelope or:



by mail:
Brambles Limited
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Australia



by fax:
+61 2 9287 0309



by hand:
delivering it to Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000.

Alternatively you can vote online:



ONLINE www.linkmarketservices.com.au

Go to www.linkmarketservices.com.au and follow the prompts and instructions on the website. To use the online lodgements facility to cast a direct vote or to appoint a proxy, you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN), which is shown on the top right hand corner overleaf.

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a shareholder (including your name, address and details of the shares you hold) to be included in the public register of the entity in which you hold shares. Information is collected to administer your shareholding and if some or all of the information is not collected then it might not be possible to administer your shareholding. Your personal information may be disclosed to the entity in which you hold shares. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).



Brambles Limited
ABN 89 118 896 021

All Registry communications to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1300 883 073
From outside Australia: +61 2 8280 7143
Facsimile: +61 2 9287 0309
ASX Code: BXB
Website: www.linkmarketservices.com.au

QUESTIONS FROM SHAREHOLDERS

The Annual General Meeting (AGM) of Brambles Limited will be held on Thursday, 19 November 2009 at 2.00pm AEDT in Melbourne. Shareholders are invited to register questions for the Chairman in advance if they prefer to do so, or if they are unable to attend the meeting.

Shareholders may also submit written questions to the auditor in relation to:

- The content of the auditors' report to be considered at the AGM; or
- The conduct of the audit of the financial report to be considered at the AGM.

Responses will be given to as many of the frequently asked questions as possible at the meeting. A webcast of the meeting will be available on www.brambles.com. Please note that it will not be possible to send individual responses.

Please register your questions by:

- Completing and returning this form in the reply-paid envelope provided;
- Completing and faxing this form to +61 2 9287 0309; or
- Emailing them to Brambles at shareholderquestions@brambles.com

Please note that all shareholder questions must be received by 5.00pm AEDT on Thursday, 12 November 2009.

QUESTIONS

1. Question is for ☐ Chairman, or ☐ Auditor

____

____

____

2. Question is for ☐ Chairman, or ☐ Auditor

____

____

____

3. Question is for ☐ Chairman, or ☐ Auditor

____

____

____

Brambles

Brambles Limited
ABN 89 118 896 021

VOTING INSTRUCTION FORM

Please return your Voting Instruction Forms to:
Equiniti
Aspect House
Spencer Road
Lancing
BN99 6ZL UK
Facsimile: +44 (0) 1903 698 402

82-5205

You can also lodge your voting directions on-line at www.sharevote.co.uk

Voting ID **Task ID** **Shareholder Reference Number**

I/We being a CDI holder of Brambles Limited ("Brambles") hereby instruct Equiniti Corporate Nominees Limited to make arrangements for an appointment of proxy to be lodged in accordance with the following voting directions (or if no directions have been given, to give the proxy discretion to vote as the proxy sees fit) at the Annual General Meeting of Brambles to be held at 2.00pm Australian Eastern Daylight Savings Time on Thursday, 19 November 2009, at The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne VIC 3000 and at any adjournment of that meeting. I understand that the Chairman of the meeting will be appointed as the proxy, will vote in accordance with the following voting directions and if no voting directions are given, intends to vote in favour of all items of business.

To give your voting directions on any item please insert [X] in the appropriate box below.

Fold Here

	For	Against	Abstain*
Item 2 To adopt the Remuneration Report			
Item 3 To elect Mr John Patrick Mullen to the Board of Brambles			
Item 4 To elect Mr Brian Martin Schwartz AM to the Board of Brambles			
Item 5 To re-elect Mr Graham John Kraehe AO to the Board of Brambles			
Item 6 To re-elect Mr Stephen Paul Johns to the Board of Brambles			
Item 7 To re-elect Ms Sarah Carolyn Hailes Kay to the Board of Brambles			
Item 8 Amendments to constitution			

* If you mark the Abstain box for a particular item your votes will not be counted in computing the required majority on a poll.

This Voting Instruction Form should be returned in the enclosed reply paid envelope.

3083 - 005 - S

SIGNATURE OF CDI HOLDERS – THIS MUST BE COMPLETED

CDI holder 1 (Individual)	Joint CDI holder 2 (Individual)	Joint CDI holder 3 (Individual)
Director	Director/Company Secretary/ Witness (Delete one)	

Please refer overleaf for signing instructions. If this form is being signed under power of attorney, by signing this form I/we declare that I/we have not received any notice of revocation of appointment.

How to complete this Voting Instruction Form

1 Your Name and Address

This is your name and address as it appears on Brambles' CDI register. If this information is incorrect, and

- you hold your CDIs through Equiniti Corporate Nominees Limited, you can notify them of any changes in your details by contacting them at Equiniti, Aspect House, Spencer Road, Lancing, BN99 6DA; or
- you hold your CDIs directly in CREST, you can notify any changes in your details by contacting Euroclear UK & Ireland Limited, 33 Cannon Street, London EC4M 5SB.

Please note you cannot change ownership of your CDIs using this form.

2 Votes on Items of Business

You may give voting directions by placing a mark in one of the three boxes opposite each item of business. All your CDIs will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of CDIs you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, the proxy appointed for the purpose of these voting directions may vote as he or she chooses, and intends to vote in favour of all items of business. If you mark more than one box on an item your vote on that item will be invalid, unless the marks are a number or percentage of CDIs. If you attempt to vote in excess of your CDI holding on the CDI register, your vote will be invalid. Fractions of votes will be disregarded.

Where more than one joint CDI holder votes, the vote of the CDI holder whose name appears first in Brambles' CDI register shall be accepted to the exclusion of the others.

3 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the CDI holder must sign.

Joint Holding: where the holding is in more than one name, either CDI holder may sign.

Power of Attorney: to sign under power of attorney, you must have already lodged the power of attorney with Equiniti. If you have not previously lodged this document for notation, please attach a certified photocopy of the power of attorney to this form when you return it.

UK Companies: this form must be signed by a Director jointly with either: (a) another Director, (b) a Company Secretary (if the company has one); or (c) in the presence of a witness who attests the signature of the Director. Please indicate the office held by signing in the appropriate place.

Other Companies: this form should be executed in accordance with local laws.

4 Alterations

Any alterations to this Voting Instruction Form should be initialled by the person(s) who signed it.

5 Lodging your Voting Directions

For your voting directions to be valid, this Voting Instruction Form must be completed and received by 12 noon (GMT) Thursday, 12 November 2009 at:

- Equiniti, Aspect House, Spencer Road, Lancing, BN99 6ZL, UK; or
- at the facsimile number +44 (0) 1903 698 402.

Alternatively you can lodge your voting directions online by visiting the Equiniti website at www.sharevote.co.uk, and following the on-screen instructions. To use the online lodgements facility, CDI holders will need their Voting ID, Task ID and Shareholder Reference Number (printed on this form). Alternatively, if you have already registered for Equiniti's online portfolio service, you can lodge your voting directions at www.shareview.co.uk by logging in, clicking on the link to vote under your holding details, then following the on-screen instructions. For the voting directions to be valid, you will need to complete the online lodgement by 12 noon (GMT) Thursday, 12 November 2009.

6 Further Information

If you require further information on how to complete this Voting Instruction Form, please telephone Equiniti on 0871 384 2030* or +44 (0) 121 415 7047.

* Calls to this number will be charged at 8p per minute from a BT landline.
Other telephony providers' costs may vary.



Brambles Limited
ABN 89 118 896 021

All Registry communications to:
Equiniti
Aspect House, Spencer Road
Lancing, BN99 6ZL UK
Telephone: 0871 384 2030* (From the UK only)
+44 (0) 121 415 7047 (From outside the UK)
Facsimile: +44 (0) 1903 698 402
Website: www.shareview.co.uk

QUESTIONS FROM CDI HOLDERS

The Annual General Meeting (AGM) of Brambles Limited will be held on Thursday, 19 November 2009 at 2.00pm (Australian Eastern Daylight Savings Time) in Melbourne, Australia. CDI holders are invited to register questions for the Chairman in advance of the meeting.

This form may also be used to submit written questions to the auditor in relation to:

- The content of the auditors' report to be considered at the AGM; or
- The conduct of the audit of the financial report to be considered at the AGM.

Responses will be given to as many of the frequently asked questions as possible at the meeting. A webcast of the meeting will be available on www.brambles.com. Please note that it will not be possible to send individual responses.

Please register your questions by:

- Completing and returning this form in the reply-paid envelope provided;
- Completing and faxing this form to +44 (0) 1903 698 402; or
- Emailing them to Brambles at shareholderquestions@brambles.com

Please note that all CDI holder questions must be received by 5.00pm (Greenwich Mean Time) on Wednesday, 11 November 2009.

QUESTIONS

1. **Question is for ☐ Chairman, or ☐ Auditor**

____

____

____

2. **Question is for ☐ Chairman, or ☐ Auditor**

____

____

____

3. **Question is for ☐ Chairman, or ☐ Auditor**

____

____

____

* Calls to this number will be charged at 8p per minute from a BT landline. Other telephony providers' costs may vary.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 September 2009

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles 2009 Shareholder Review

Attached is the Brambles Limited Shareholder Review for the year ended 30 June 2009.

This document accompanies the Brambles Limited 2009 Annual Report.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

:00 08:00 09:00 10:00 11:00 12:00 13:00 14:00 15:00 16:00 17:00 18:00 19:00 20:00 21:00 22:00 23:00

DEMAND *NEVER* SLEEPS

BRAMBLES SHAREHOLDER REVIEW 2009

21:01 | DOCUMENTS IN TRANSIT TO STORAGE

21:00 | GOODS ARRIVING AT RETAILER

21:05 | GOODS IN TRANSIT TO MANUFACTURER

21:01 | DOCUMENTS COLLECTED AT HOSPITAL

21:02 | GOODS LEAVING WHOLESALER

Brambles

EVERY SECOND EVERY DAY EVERY TRADING CONTINENT

Through our global businesses of CHEP and Recall, we meet the demands of our customers efficiently, safely and sustainably using sophisticated operating models tailored to the demands of diverse trading environments around the world.

Despite the challenging economic environment, the world doesn't stop – and neither do we. Our businesses help keep the world moving. From fresh produce and groceries to the most sensitive paper and digital documents, our 12,000 employees are committed to the optimal movement of goods and information.




CHEP

CHEP, the global leader in pallet and container pooling services, helps customers transport products safely and efficiently through the supply chain in 45 countries.



recall

Recall, a global leader in the management of information throughout its life cycle, provides secure and efficient information storage and destruction services in over 20 countries.

ZURICH
AUCKLAND
BRISBANE
LOS ANGELES
MELBOURNE
HONG KONG
NEW YORK
ORLANDO
WELLINGTON
VANCOUVER
BUENOS AIRES
MILAN
DURBAN
DUBLIN
SYDNEY
MANCHESTER
SANTIAGO
SINGAPORE
PERTH
AMSTERDAM
BANGKOK
RIO DE JANEIRO
BERLIN
ADELAIDE
MADRID
PARIS
BARCELONA
ROME
VENICE
HAMBURG
SAO PAULO
LONDON
ATLANTA
EDINBURGH
WASHINGTON
BEIJING
SHANGHAI
JOHANNESBURG
LIVERPOOL

CONTENTS

Note: All growth percentages in this Shareholder Review are in constant currency, unless stated otherwise.

Brambles Limited
ABN 89 118 896 021

45+

COUNTRIES AROUND THE WORLD

ARGENTINA
AUSTRALIA
AUSTRIA
BELGIUM
BOTSWANA
BRAZIL
CANADA
CHILE
CHINA
CZECH REPUBLIC
DENMARK
FINLAND
FRANCE
GERMANY
GREECE
HONG KONG
HUNGARY
INDIA
INDONESIA
IRELAND
ITALY
LUXEMBOURG
MALAYSIA
MEXICO
NAMIBIA
NETHERLANDS
NEW ZEALAND
NORWAY
POLAND
PORTUGAL
SAUDI ARABIA
SINGAPORE
SLOVAKIA
SLOVENIA
SOUTH AFRICA
SPAIN
SWAZILAND
SWEDEN
SWITZERLAND
TAIWAN
THAILAND
TURKEY
UAE
UK
URUGUAY
USA
ZIMBABWE

$35M

US$ sales revenue impact of net new business wins in CHEP USA

6%

Recall Europe's sale revenue growth for the year

12%

CHEP Latin America's sales revenue growth for the year

$5.1B

TOTAL ASSETS US$

21%

RETURN ON CAPITAL INVESTED

$334M

BRAMBLES VALUE ADDED (BVA) US$

300M+

PALLETS & CONTAINERS

~1B

EQUIPMENT MOVEMENTS MANAGED EVERY YEAR

88M

CARTONS OF INFORMATION STORED

$4.0B

SALES REVENUE US$

$40M

US$ sales revenue impact of net new business wins in CHEP Europe

250+

Customers CHEP now has in its emerging China business

16%

CHEP Middle East and Africa's sales revenue growth for the year

4%

Sales revenue growth of CHEP Asia-Pacific's RPC business


19:30
20:00
20:30
Mike Ihlein, CEO (left) and Graham Kraehe AO, Chairman (right)

CHAIRMAN AND CEO'S STATEMENT

WELL PLACED TO ACCELERATE

NET NEW BUSINESS WINS ACROSS ALL REGIONS

Your Company achieved sales revenue growth and a very strong cash flow performance for the year ended 30 June 2009 despite the weakest global economy in decades. This resilient performance and the strength of our business models means that Brambles is very well placed to accelerate financial performance as the world's economies recover.

Brambles has a long track record in winning new business and that has continued in 2009. New business wins (net of any losses) were approximately US$100 million and, together with some price and mix gains, offset weak organic volumes. The new wins have come from all parts of the business.

We have also been investing in new growth opportunities including the expansion of our CHEP business in China, India, Germany and Poland. All of these investments delivered strong sales revenue growth in 2009. We have also continued our investment program in new Recall information centres to improve efficiencies.

In 2009, the weak global economy impacted the Company in four key areas – a decline in organic volumes, particularly in the USA and Europe; higher storage and handling costs as more pallets were returned to our service centres as customers destocked; the weak automotive sector; and reduced Secure Destruction Services (SDS) revenue in Recall due to lower activity and weak recycled paper prices.

Notwithstanding all of these, the Group still achieved 1% sales revenue growth[1] although underlying profit was 8% lower. Excluding automotive and Recall SDS, Group sales revenue increased 3% and underlying profit decreased 5%, a resilient result in the context of declining retail sales in the USA and key European markets.

FOCUS ON CASH GENERATION AND DISCIPLINED CAPITAL MANAGEMENT REINFORCES STRONG BALANCE SHEET

During the period we had a major focus on cash with a very strong performance in free cash flow after dividends. We ensured that capital expenditure levels in our business appropriately reflected the economic environment in which we operated. The cash performance in CHEP Europe, Middle East & Africa (EMEA) was particularly robust. Our balance sheet remains strong, with a prudent level of debt and substantial undrawn committed credit facilities.

KEY ASPECTS OF THE RESULT FOR THE YEAR ENDED 30 JUNE 2009

- Sales revenue up 1% (down 8% in actual currency) to US$4.0 billion;
- Underlying profit down 8% (down 16% in actual currency) to US$900.6 million;
- Free cash flow after dividends up US$174.1 million to US$141.9 million, while cash flow from continuing operations was US$722.4 million, up US$8.1 million in constant currency;
- Renewal of US$1.9 billion of debt facilities for terms between 3 and 5 years, with undrawn committed bank facilities totalling US$1.2 billion as at 30 June 2009; and
- EPS on Underlying profit after finance costs and tax was 38.5 US cents, down 7% (down 15% in actual currency). Statutory EPS was down 29% to 32.6 US cents, reflecting Significant items and the impact of unfavourable foreign currency translation.

DIVIDEND

The Board declared a final dividend of 12.5 Australian cents per share, franked to 20%, taking the full year dividend total to 30.0 Australian cents per share, compared with 34.5 Australian cents the previous year.

[1] All growth comparisons in this document, except for statutory measures, are in constant currency terms unless otherwise indicated. Constant currency is calculated by translating foreign currency results at exchange rates applicable during the previous year.

This reflects the Board's focus on prudent conservation of cash in the current environment. During 2009, the Board also introduced a dividend reinvestment plan.

MAJOR INITIATIVES TO HELP UNDERPIN FUTURE PERFORMANCE ON TRACK

A number of major initiatives were announced during the year which will help underpin our future financial performance and meet customer requirements. All of these initiatives are either on track or ahead of plan. The CHEP USA pallet quality program has delivered a very positive customer response. The facilities and operations rationalisation program and the CHEP USA accelerated pallet scrapping program will deliver future benefits. In addition, the new arrangements with Walmart were successfully implemented during the year.

BOARD AND CORPORATE GOVERNANCE

In March, Brian Schwartz joined the Brambles Board as a Non-executive Director. Brian has extensive international and corporate finance experience. In early September 2009 the Company announced that John Mullen would join the Board as a Non-executive Director from 1 November 2009. John brings extensive international experience in transport and logistics, as well as knowledge of doing business in the USA and Europe.

During the year, the Board continued to review best practice corporate governance and consequently implemented a number of changes.

SUSTAINABILITY

Sustainability is fundamental to the way Brambles does business and both CHEP and Recall make a positive contribution to sustainable business practices, especially for our customers. As you will see on pages 11 and 12, Sustainability is a core part of both CHEP and Recall's strategy.

This year the Sustainability Report will be published on Brambles' website prior to the 2009 Annual General Meeting. It will provide more information on our journey in creating a sustainable company and sustainable shareholder value.

SAFETY

During the year there were, sadly, two work-related fatalities in the Group. In October a Recall vehicle in Canada struck and killed a pedestrian and in November, Mr Suresh Kumar, an employee of Recall in India was fatally injured from the collapse of file shelving. These tragic events are unacceptable and our sincere condolences are extended to the families, friends and colleagues of those affected. Brambles has a very strong commitment to Zero Harm and we constantly review our procedures and processes to reinforce our Zero Harm safety culture throughout all workplaces.

CHEP USA REVIEW

Brambles has been undertaking a major review of CHEP USA to determine the optimal range of service offerings, pallet platforms, pallet quality, service centre networks and cost and pricing structures for the medium to long term. This will ensure that CHEP USA is best positioned to meet customers' current and future needs and provide a framework for further growth. The review is on track for completion by the end of September, with the outcomes to be announced in early October.

The review is a key component of our broader USA strategy. While the review is not yet complete, it is clear to us that the wood pallet platform remains the best solution for the broad supply chain in the USA in terms of both economic and environmental sustainability. We believe alternative platforms such as plastic are currently not sustainable outside niche segments of the USA supply chain and, consequently, wood is here to stay.

THE CHEP VALUE PROPOSITION

The extent of new business wins in 2009 shows the continuing strength of the CHEP value proposition. CHEP delivers efficiencies to the world's supply chains at a higher and consistent quality compared to other offerings and is capable of meeting customers' daily needs by delivering the required amount of pallets to any location at any time. As the world's largest pooling provider with over 300 million pallets and containers and operations in 45 countries across the world, CHEP provides significant economic and environmental sustainability benefits to customers.

WELL PLACED TO ACCELERATE FINANCIAL PERFORMANCE AS ECONOMIES RECOVER

Brambles' initiatives to deal with the economic downturn, address customer requirements, improve cost structures and realise efficiencies will provide a solid foundation to drive future operating performance. We will also continue our investments in China, India, Germany and Central and Eastern Europe to drive additional medium to long term growth.

Recent early signs of improving macro-economic stability are encouraging. In particular, the destocking by CHEP's customers appears to be coming to an end. Improving economic conditions will, in due course, positively impact our major customers as they return to growth, which in turn will benefit Brambles due to its strong underlying business models and robust new business pipeline.

Even in a severe economic downturn, Brambles has delivered sales revenue growth. As global economies improve we plan a return to our traditional stronger rate of sales revenue growth and we would expect:

- organic volumes that declined last year to return to positive growth;
- growth on recently won business;
- to continue to win significant new business;
- additional revenue from our investment in new growth opportunities;
- CHEP to benefit from operating leverage through an improved cost structure as pallets are moved back to the market to generate revenue; and
- improvements in the automotive sector and Recall's SDS business as activity levels improve and recycled paper prices increase.

Consequently, combined with an ongoing focus on cash generation and a strong balance sheet, Brambles is well placed to accelerate financial performance as economies recover.

GRAHAM KRAEHE AO | CHAIRMAN

MIKE IHLEIN | CHIEF EXECUTIVE OFFICER

FINANCIAL HIGHLIGHTS

RESILIENT PERFORMANCE

- *Revenue growth and strong cash flow*
- *Net new business wins across all regions*
- *Focus on cash generation and disciplined capital management reinforces strong balance sheet*
- *Initiatives to improve cost structures and underpin future operating performance on track*
- *New Walmart arrangements successfully implemented*

US$ MILLIONS	2009	2008	% CHANGE	% CHANGE AT CONSTANT CURRENCY
Continuing operations				
Sales revenue	**4,018.6**	4,358.6	(8)	1
Underlying profit	**900.6**	1,071.9	(16)	(8)
Underlying profit after finance costs and tax	**534.3**	640.0	(17)	(9)
Significant items after tax	**(100.3)**	6.9		
Profit after tax	**434.0**	646.9	(33)	
Profit after tax – discontinued operations	**18.6**	1.8		
Profit for the year	**452.6**	648.7	(30)	
Earnings per share (US cents)				
EPS on Underlying profit after finance costs and tax	**38.5**	45.4	(15)	(7)
Basic EPS	**32.6**	46.0	(29)	
Cash Flow				
Cash flow from operations	**722.4**	810.0		
Free cash flow after dividends	**141.9**	(32.2)		
Net debt	**2,143.4**	2,426.2		
Net debt / EBITDA (times)	**1.8**	1.6		
EBITDA / net finance costs (times)	**10.0**	10.0		
Gearing (net debt/net debt + equity)	**60.0%**	61.1%		
Brambles Value Added (BVA) at fixed exchange rates	**334**	532		
Total dividend (Australian cents per share)	**30.0**	34.5		

Note

Constant currency results are presented by translating both 2009 and 2008 foreign currency results into US dollars at the actual monthly exchange rates applicable in 2008, so as to show relative performance between the two years before the translation impact of currency fluctuations.

30.0c
TOTAL DIVIDEND AUSTRALIAN CENTS

$722.4M
CASH FLOW FROM OPERATIONS US$

$1.9B
DEBT REFINANCED DURING YEAR US$

$4,018.6M
SALES REVENUE US$

$900.6M
UNDERLYING PROFIT US$

$534.3M
UNDERLYING PROFIT AFTER FINANCE COSTS AND TAX US$

38.5c
EARNINGS PER SHARE US CENTS



SALES FROM CONTINUING OPERATIONS[1]
(US$ MILLIONS)
3,275
3,522
3,869
4,359
4,019
—8%
—40%
—36%
—16%
—8%
—38%
—38%
—16%
—8%
—38%
—37%
—17%
—9%
—38%
—36%
—17%
—8%
—36%
—39%
—17%
2005
2006
2007
2008
2009
By business:
CHEP Asia-Pacific
CHEP EMEA
CHEP Americas
Recall



UNDERLYING PROFIT[1]
(US$ MILLIONS)
617
798
953
1,099
927
—12%
—41%
—34%
—13%
—10%
—37%
—41%
—12%
—9%
—35%
—44%
—12%
—9%
—36%
—44%
—11%
—7%
—35%
—47%
—11%
2005
2006
2007
2008
2009
By business:
CHEP Asia-Pacific
CHEP EMEA
CHEP Americas
Recall



CASH FLOW FROM CONTINUING OPERATIONS[1]
(US$ MILLIONS)
698
752
867
847
756
—10%
—43%
—34%
—13%
—8%
—41%
—40%
—11%
—11%
—42%
—37%
—10%
—7%
—35%
—43%
—15%
—2%
—49%
—35%
—14%
2005
2006
2007
2008
2009
By business:
CHEP Asia-Pacific
CHEP EMEA
CHEP Americas
Recall



EARNINGS PER SHARE[2]
(US CENTS)
18.2
25.3
37.3
45.4
38.5
2005
2006
2007
2008
2009

Note

[1] Excludes unallocated Brambles Headquarters costs.

[2] EPS on Underlying profit after finance costs and tax.

CHEP

CHEP is the global leader in pallet and container pooling services. We support more than 385,000 customer locations in 45 countries by issuing, collecting, repairing and re-issuing over 300 million pallets and containers.

The world doesn't stop – and neither do we. Through a global network of over 550 service centres, our pallets and containers move the world's most important and time-sensitive products to where they need to go, every day. Our customers include some of the world's foremost manufacturers and retailers in Fast Moving Consumer Goods, produce, meat, beverages, raw materials, home improvement and automotive segments.

Pallets are the largest part of the CHEP business, contributing 89 percent of the business sales revenue. Reusable plastic containers and automotive containers account for 4 percent each.

Manufacturers and retailers use CHEP because of the direct bottom-line benefits that they derive from having us in their supply chain. By choosing CHEP, their products are moved on a platform that provides a lower risk of product damage. They know that utilising our vast network means pallets and containers are always available, at competitive prices and in ways that reduce transportation and handling costs, improve safety for all those handling the goods and contribute to environmental sustainability.

The key to CHEP's success lies in our understanding of how to optimise the supply chain network and make the most of every one of the hundreds of millions of journeys undertaken every year. By optimising activity and movement within the supply chain and thinking through all the logistics of what each pallet or container must do, and where it must be at any given point to deliver the greatest return on investment, we not only reduce empty hauls and therefore cost from our operations, we also build robust relationships with our customers.

Plans for continued business improvement include driving significant sustainable growth by developing and expanding our relationships across geographies and segments with targeted service offerings.

CHEP keeps pace with evolving demands by working closely with customers to clearly understand their needs and by providing them with innovative solutions.

THE BUSINESS MODEL


CHEP SERVICE CENTRE
MANUFACTURER
RETAILER

REVENUES*

COST EFFICIENCIES

TPM EFFICIENCIES**

RELATIONSHIPS

Return on Capital Invested

24%

* Note: Proportion of revenue sources across the supply chain vary between geographies and between customers

** TPM: Total pallet management (inspection at retailer or manufacturer sites to save transport costs)

GROWTH OPPORTUNITIES

Mature
Growth
Developing

300M+
PALLETS & CONTAINERS

600M+
PALLET ISSUES IN FY09

7,500+
EMPLOYEES

SALES REVENUE BY REGION


CHEP Americas
CHEP EMEA
CHEP Asia-Pacific
CHEP Americas
47%
CHEP EMEA
43%
CHEP Asia-Pacific
10%



PALLETS
CHEP's pallet pooling system helps our customers by lowering transport and distribution costs, improving handling efficiencies and safety and reducing product damage.



REUSABLE PLASTIC CONTAINERS
CHEP's reusable plastic containers reduce product damage and packaging-related costs, improve product and retailer presentation and reduce packaging waste.



AUTOMOTIVE CONTAINERS
CHEP's automotive containers help our customers by avoiding double handling of parts as automotive components move directly from suppliers to manufacturers.



INTERMEDIATE BULK CONTAINERS
CHEP's intermediate bulk containers provide cost and quality assurance for the bulk packaging of liquid and dry products in the food, chemical, pharmaceutical and transport industries.



CATALYST AND CHEMICAL CONTAINERS
CHEP's catalyst and chemical containers provide customers in the petroleum refining and chemical industries a safe and efficient means of transporting spent catalysts that is environmentally superior to bags or drums.

RECALL

Recall is a global leader in the efficient and secure management of information throughout its life cycle. It's a global need that is continually growing. With around 300 dedicated facilities in over 20 countries on five continents, Recall provides nearly 80,000 customers with secure storage, retrieval and destruction of their digital and physical information.

Our business revolves around three principal service areas. Through our document management solutions, we physically and digitally capture, process, index, store and retrieve important documents and critical information. Our secure destruction services enable confidential, certified destruction of sensitive documents, media and other business items. Finally, we offer secure storage, protection, back-up and recovery of media and other items of intrinsic value through our data protection services.

This mix of services means that Recall has longer term, predictable revenue streams derived from storage and protection. More transactional lines of business revolve around physical and digital document activity, data back-up and secure destruction.

We focus on information-rich, transaction intensive markets such as banking and finance, insurance, legal, healthcare, retailing and government.

As a leading outsource provider in the countries in which we operate, we are well positioned for growth – for three key reasons. First, the market opportunity itself is significant – in excess of US$12 billion globally. Two-thirds of this opportunity is with companies that are currently storing their information in-house. Second, the market is expanding thanks to the ongoing complexity and stringency of regulatory requirements (which increases the need for secure information management solutions), global concerns over identity and intellectual property theft (which drive up the need for optimal information management procedures and controls), and advances in digital technology creating more information for storage and management. The third reason is the increasing trend among companies to outsource back-office functions. Recall provides a variety of data processing services that allow the customer to focus its resources on its core competencies.

Recall currently accounts for 17% of Brambles' revenue. We will continue building long term stakeholder value by driving efficiency improvements, enhancing our customers' ease of doing business with us and expanding our service offering.

THE BUSINESS MODEL

STORAGE (information centre)
RECYCLED PAPER (destruction centre)
Value added services
INDEXING
IMAGE CAPTURE
DATA RECOVERY
ROTATION
RELOCATION
INFORMATION CENTRE
CUSTOMER
DESTRUCTION CENTRE
REVENUES
COST EFFICIENCIES
RELATIONSHIPS
PAPER RECYCLER
Return on Capital Invested
12%

OUR COMMITMENT


Safety
Fire Prevention
Risk Mitigation
Security Breach Protocol
Ongoing Training
Satellite Navigation
CARTONS Model
Standard Operating Procedures
Benchmarking & Best Practices
Innovation / RFID
IMPACT
SECURITY
EFFICIENCY
PEACE OF MIND
CUSTOMER SATISFACTION
SUSTAINABILITY
Perfect Order
Global Footprint
Global Operating Platform / ReQuest™ Web
Menu of Services
Third Party Validation
Environment
Financial Strength & Stability
Business Excellence
Zero Harm

88M
CARTONS OF INFORMATION STORED

200+
THOUSAND TONNES OF PAPER RECYCLED

4,500+
EMPLOYEES

SALES REVENUE BY REGION



Europe **28%**

Rest of World **3%**

Americas **46%**

Australia/NZ **23%**

- *Americas*
- *Europe*
- *Australia/NZ*
- *Rest of World*



DOCUMENT MANAGEMENT SOLUTIONS (DMS)
Recall's document management solutions provide the secure indexing, storage, image capture and retrieval of physical and digital documents.



SECURE DESTRUCTION SERVICES (SDS)
Recall's secure destruction services provide best practice and confidential destruction of sensitive documents and other media items of critical value to our customers.



DATA PROTECTION SERVICES (DPS)
Recall's data protection services provide reliable and secure off-site storage, as well as the rotation, protection and recovery of computer back-up data.

STRATEGY MATRIX

THE JOURNEY AHEAD



CHEP STRATEGY

THEME	WHAT	HOW
CUSTOMER SATISFACTION AND QUALITY	+ Deliver superior customer value by understanding future customer needs, effectively target and innovate service offerings and achieve the highest quality customer experience	+ Partner with customers + Develop deep insights into future customer needs + Create innovative services and products (including new platforms) to meet and exceed customer current and future needs + Continue to deliver quality platforms to achieve the best overall supply chain solution + Enhance ease of doing business through simpler, improved systems and processes
OPERATIONAL EXCELLENCE AND SUSTAINABILITY	+ Leverage know-how, scale and network coverage to optimise service delivery costs and achieve maximum environmental benefit for CHEP and its customers and partners	+ Minimise supply chain costs through network optimisation + Drive process and service delivery efficiency through application of Lean, Six Sigma and other tools + Maximise asset efficiency and minimise asset leakage + Realise scale efficiencies + Develop solutions with customers to reduce the environmental impact of their supply chain activity + Control emissions and waste + Continue to embed Zero Harm principles
GROWTH	+ Drive significant sustainable, profitable growth over medium to long term	+ Expand in existing geographies and segments + Enter new geographies and segments + Develop new pallet pooling solutions and platforms + Create new service offerings + Leverage CHEP's information and customer relationships to optimise supply chain costs

SUPPORTED BY	WHAT	HOW
PEOPLE	+ Attract, retain and motivate the best people to deliver CHEP's strategy	+ Attract the best + Develop, motivate, educate and train people to achieve potential + Organise to deliver
SYSTEMS	+ Deliver cost-effective systems solutions to enable growth for CHEP and enhanced ease of doing business for customers	+ Leverage global information systems investments in SAP and other applications to achieve maximum value to CHEP and its customers + Leverage business intelligence capabilities and techniques to extract value for customers + Provide easy-to-use tools to simplify doing business with CHEP and enhance customer experience

Our objective is to deliver the world's best supply chain solutions and information management services to customers. We know what to do and how to do it.



RECALL STRATEGY

THEME	WHAT	HOW
BUSINESS EXCELLENCE	+ Deliver best in class service, security and efficiency	+ Leverage global reach through benchmarking and best practice sharing + Continuously drive efficiency improvements and ease of doing business through Lean, Six Sigma, Perfect Order and continuous improvement techniques + Add value to customer relationships through global information management tools and world class standard operating procedures
PROFITABLE GROWTH	+ Develop profitable partnerships with current and new customers	+ Expand in existing geographies and segments + Enter new segments + Increase cross-selling and value-added services
EXPAND THE OFFERING	+ Increase value to customers through new services, products and geographies	+ Partner with customers to develop deeper insights into future needs and target customer specific solutions + Add complementary service offerings + Enter new geographies + Utilise technology such as radio frequency identification (RFID) to increase value to customers
SUSTAINABILITY	+ Provide value to stakeholders through financial stability and low environmental impact	+ Reduce customers' environmental impact + Control emissions and waste + Continue to embed Zero Harm principles
SUPPORTED BY	**WHAT**	**HOW**
PEOPLE	+ Attract, retain and motivate the best people to deliver Recall's strategy	+ Attract the best + Develop, motivate, educate and train people to achieve potential + Organise to deliver
SYSTEMS	+ Develop industry-leading standards to deliver solutions that allow customers to work effectively and efficiently	+ Implement multi-year Business Technology Transformation Program to develop new solutions and drive growth + Implement industry-leading systems that: - Enable customers to operate more efficiently and to focus on their own core business activities - Enhance ease of doing business with Recall

RESILIENT TODAY, READY FOR TOMORROW


CHEP SALES REVENUE BY REGION
(US$ MILLIONS)
2,763
2,956
3,218
3,610
3,333
2005
2006
2007
2008
2009
By business:
CHEP Asia-Pacific
CHEP EMEA
CHEP Americas
CHEP SALES REVENUE BY SERVICE
(US$ MILLIONS)
By service:
Other
Automotive
RPC
Pallets
RECALL SALES REVENUE BY REGION
(US$ MILLIONS)
512
566
650
748
686
By region:
Rest of World
Australia/New Zealand
Europe
Americas
RECALL SALES REVENUE BY SERVICE
(US$ MILLIONS)
By service:
Data Protection Services
Secure Destruction Services
Document Management Solutions

Brambles' result for the 2009 financial year demonstrates the continued resilience of the CHEP and Recall businesses and the power of their value propositions. Even in difficult times we have shown the ability to win considerable new business during the past year.

CHEP Americas sales revenue grew 2% (down 2% in actual currency) while Underlying profit was down 6% (down 10% in actual currency) primarily due to increased plant costs driven by the slowdown in the economy, and some increase in indirect costs.

In CHEP USA, overall volumes declined by 1%. Net new business wins contributed 3% volume growth but were offset by a 4% decline in organic volume. Sales revenue remained in line with the prior year due to favourable price and mix.

CHEP Latin America continued to grow strongly with 12% sales revenue growth, while CHEP Canada achieved 4% sales revenue growth.

CHEP Europe, Middle East & Africa (EMEA) sales revenue was in line with last year (down 12% in actual currency), reflecting net new business wins and favourable price/mix offsetting a 5% decline in organic volumes. Underlying profit was down 7%. Excluding the impact of automotive, sales revenue grew by 2% while Underlying profit was down 2%.

CHEP Asia-Pacific sales revenue grew 1% (down 16% in actual currency) with Underlying profit impacted by a decline in automotive, costs associated with the continued investment in China and India, the full year impact of a new regional management structure to support future growth, as well as the establishment costs of a major new RPC contract. Excluding automotive, sales revenue was up 3% and Underlying profit was down 12%.

Recall sales revenue grew 1% (down 8% in actual currency). A strong performance in the DMS business in all regions offset a decline in the SDS business. Underlying profit declined by 3% (down 15% in actual currency). Excluding SDS, sales revenue was up 6% and Underlying profit was up 8%.

For the Group overall, sales revenue grew 1% (down 8% in actual currency) while Underlying profit was down 8% (down 16% in actual currency). Excluding automotive and SDS, Group sales revenue increased 3% and Underlying profit decreased 5% in constant currency.

▶ Check out more at www.brambles.com

FINANCIAL SUMMARY

▶ FOR THE YEAR ENDED 30 JUNE 2009

US$ MILLION	2009	2008	% CHANGE (ACTUAL FX RATES)	% CHANGE (CONSTANT CURRENCY)
Sales revenue				
CHEP Americas	1,556.9	1,581.3	(2)	2
CHEP EMEA	1,452.6	1,642.1	(12)	–
CHEP Asia-Pacific	323.4	386.9	(16)	1
Total CHEP	**3,332.9**	**3,610.3**	**(8)**	**1**
Recall	685.7	748.3	(8)	1
Total sales revenue	**4,018.6**	**4,358.6**	**(8)**	**1**
Underlying profit				
CHEP Americas	434.4	483.8	(10)	(6)
CHEP EMEA	327.5	396.5	(17)	(7)
CHEP Asia-Pacific	61.1	95.9	(36)	(19)
Total CHEP	**823.0**	**976.2**	**(16)**	**(8)**
Recall	104.3	122.4	(15)	(3)
Brambles HQ	(26.7)	(26.7)	–	(20)
Underlying profit	**900.6**	**1,071.9**	**(16)**	**(8)**
Net finance costs	(120.9)	(149.5)	19	11
Underlying profit before tax	**779.7**	**922.4**	**(15)**	**(7)**
Tax expense on Underlying profit	(245.4)	(282.4)	13	5
Underlying profit after finance costs and tax	**534.3**	**640.0**	**(17)**	**(9)**
Significant items after tax	(100.3)	6.9		
Profit from continuing operations	**434.0**	**646.9**	**(33)**	
Profit from discontinued operations	18.6	1.8		
Profit for the year	**452.6**	**648.7**	**(30)**	
Brambles Value Added (BVA) at fixed exchange rates	**334**	**532**		

CASH FLOW

US$ MILLION	2009	2008	CHANGE
Continuing operations			
Underlying profit	900.6	1,071.9	(171.3)
Significant items within ordinary activities	(106.4)	(31.5)	(74.9)
Depreciation & amortisation	418.4	458.6	(40.2)
EBITDA	**1,212.6**	**1,499.0**	**(286.4)**
Capital expenditure	(683.8)	(869.4)	185.6
Proceeds from disposals	104.6	133.8	(29.2)
Working capital movement	25.8	41.4	(15.6)
Irrecoverable pooling equipment provision	97.8	91.2	6.6
Provisions / other	(34.6)	(86.0)	51.4
Cash flow from continuing operations	**722.4**	**810.0**	**(87.6)**
Significant items outside ordinary activities	(49.9)	(27.7)	(22.2)
Cash flow from operations	**672.5**	**782.3**	**(109.8)**
Financing costs and tax	(253.0)	(369.7)	116.7
Free cash flow	**419.5**	**412.6**	**6.9**
Dividends paid	(277.6)	(444.8)	167.2
Free cash flow after dividends	**141.9**	**(32.2)**	**174.1**

BALANCE SHEET

US$ MILLION	2009	2008	CHANGE
Capital employed	3,572.7	3,969.7	(397.0)
Net debt	(2,143.4)	(2,426.2)	282.8
Equity	1,429.3	1,543.5	(114.2)

Insight Creative Limited Auckland Sydney BRAM006

82-5205

14:00 15:00 16:00 17:00 18:00 19:00 20:00 21:00 22:00 23:00 00:00 01:00 02:00 03:00 04:00 05:00 06:00

WWW.BRAMBLES.COM










21:03 | DOCUMENTS ARRIVING AT STORAGE
21:01 | GOODS IN TRANSIT

BRAMBLES LIMITED
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000, Australia
Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299

GENERAL ENQUIRIES
Email: info@brambles.com

INVESTOR AND ANALYST ENQUIRIES
MICHAEL ROBERTS
Vice President Investor Relations
and Corporate Affairs
Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299
Email: michael.roberts@brambles.com

2009 ANNUAL REPORT
The Annual Report is available by visiting our website **www.brambles.com** or you may elect to have a copy sent to you by emailing info@brambles.com.

SHARE REGISTRARS
Ordinary shareholders
Link Market Services
Level 12, 680 George Street
Sydney NSW 2000, Australia
Locked Bag A14
Sydney South NSW 1235, Australia
Tel: 1300 883 073 (freecall within Australia)
Tel: 61 (0) 2 8280 7143 (from outside Australia)
Fax: 61 (0) 2 9287 0303
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

CDI holders
Equiniti Corporate Nominees Limited
Aspect House, Spencer Road
Lancing BN99 6DA
United Kingdom
Tel: 0871 384 2030* (UK only)
Tel: 44 (0) 121 415 7047 (from outside the UK)
Fax: 0871 384 2100* (UK only)
Fax: 44 (0) 1903 698 403 (from outside the UK)
*Calls to this number will be charged at 8p per minute from a BT landline. Other telephony providers' costs may vary.
Website: www.shareview.co.uk

CREST Participants
Euroclear UK & Ireland Limited
33 Cannon Street
London EC4M 5SB
United Kingdom
Tel: 08459 645 648 (UK only)
Tel: 44 (0) 8459 645 648 (from outside the UK)
Fax: 020 7849 0134 (UK only)
Fax: 44 (0) 20 7849 0134 (from outside the UK)
Website: www.euroclear.co.uk




PEFC
PEFC/01-00-01

Brambles is committed to achieving Zero Harm, which means zero injuries and zero environmental damage, and has used a PEFC, Chain of Custody accredited printer to produce this Shareholder Review.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 September 2009

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Brambles 2009 Annual Report

Attached is the Brambles Limited Annual Report to shareholders for the year ended 30 June 2009. This document will be sent to shareholders by 1 October 2009.

The attached document is being treated as having been lodged with the Australian Securities & Investments Commission.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

22:00 23:00 00:00 01:00 02:00 03:00 04:00 05:00 06:00 07:00 08:00 09:00 10:00 11:00 12:00 13:00 14:00

BUSINESS *NEVER* SLEEPS

BRAMBLES ANNUAL REPORT 2009

09:00 | TRUCKLOAD OF PALLETS HEADING TO CHEP SERVICE CENTRE FOR INSPECTION AND REPAIR

08:30 | MANUFACTURER DESPATCHED GOODS ON CHEP PALLETS TO A RETAILER DISTRIBUTION CENTRE

09:00 | RECALL COURIER EN ROUTE TO PICK-UP CUSTOMER DOCUMENT CARTONS FOR ARCHIVING

Brambles

EVERY SECOND EVERY DAY EVERY TRADING CONTINENT

Through our global businesses of CHEP and Recall, we meet the demands of our customers efficiently, safely and sustainably using sophisticated operating models tailored to the demands of diverse trading environments around the world.

Despite the challenging economic environment, the world doesn't stop – and neither do we. Our businesses help keep the world moving. From fresh produce and groceries to the most sensitive paper and digital documents, our 12,000 employees are committed to the optimal movement of goods and information.

CONTENTS

Note: All growth percentages in this Annual Report are in constant currency, unless stated otherwise.

Brambles Limited
ABN 89 118 896 021

CHAIRMAN AND CEO'S REPORT



Mike Ihlein, CEO (left) and Graham Kraehe AO, Chairman (right)

Your Company achieved sales revenue growth and a very strong cash flow performance for the year ended 30 June 2009 despite the weakest global economy in decades.

This resilient performance demonstrates the strength of our business models. New business wins (net of any losses) were approximately US$100 million and, together with some price and mix gains, offset weak organic volumes.

Our investment in growth initiatives in China, India, Germany and Poland, a focus on cash generation, disciplined capital management and implementation of initiatives to deal with the economic downturn have positioned Brambles well to accelerate its financial performance as the world's economies recover.

A summary of the results can be found on pages 2 and 3, while a full review of operations for the year begins on page 10.

DIVIDEND

The Board declared a final dividend of 12.5 Australian cents per share, franked to 20%, taking the full year dividend total to 30.0 Australian cents per share, compared with 34.5 Australian cents the previous year. This reflects the Board's focus on prudent conservation of cash in the current environment. During 2009, the Board also introduced a dividend reinvestment plan.

BOARD AND CORPORATE GOVERNANCE

In March, Mr Brian Schwartz joined the Brambles Board as a Non-executive Director and in early September 2009 the Company announced that Mr John Mullen would join the Board as a Non-executive Director from 1 November 2009. Both new directors bring a wealth of international business experience to the Board.

During the year, the Board continued to review best practice corporate governance and consequently implemented a number of changes. The Corporate Governance Statement on pages 22 to 34 outlines the key components of Brambles' governance framework.

SUSTAINABILITY

Sustainability is fundamental to the way Brambles does business and both CHEP and Recall make a positive contribution to sustainable business practices, especially for our customers. As you can see on pages 6 and 7, Sustainability is a core part of both CHEP and Recall's strategy.

This year the Sustainability Report will be published on Brambles' website prior to the 2009 Annual General Meeting. It will provide more information on our journey in creating a sustainable company and sustainable shareholder value.

SAFETY

During the year there were, sadly, two work-related fatalities in the Group. In October a Recall vehicle in Canada struck and killed a pedestrian and in November, Mr Suresh Kumar, an employee of Recall in India was fatally injured from the collapse of file shelving. These tragic events are unacceptable and our sincere condolences are extended to the families, friends and colleagues of those affected. Brambles has a very strong commitment to Zero Harm and we constantly review our procedures and processes to reinforce our Zero Harm safety culture throughout all workplaces.

CHEP USA REVIEW

Brambles has been undertaking a major review of CHEP USA to best position the business for the medium and long term. The review is on track for completion by the end of September, with the outcomes to be announced in early October. Further information can be found on pages 12 and 13.

WELL PLACED TO ACCELERATE FINANCIAL PERFORMANCE AS ECONOMIES RECOVER

Brambles' initiatives to deal with the economic downturn, address customer requirements, improve cost structures and realise efficiencies will provide a solid foundation to drive future operating performance. We will also continue our investments in China, India, Germany and Central and Eastern Europe to drive additional medium to long term growth.

Recent early signs of improving macro-economic stability are encouraging. In particular, the destocking by CHEP's customers appears to be coming to an end. Improving economic conditions will, in due course, positively impact our major customers as they return to growth, which in turn will benefit Brambles due to its strong underlying business models and robust new business pipeline.

Even in a severe economic downturn, Brambles has delivered sales revenue growth. As global economies improve we plan a return to our traditional stronger rate of sales revenue growth and we would expect:

- organic volumes that declined last year to return to positive growth;
- growth on recently won business;
- to continue to win significant new business;
- additional revenue from our investment in new growth opportunities;
- CHEP to benefit from operating leverage through an improved cost structure as pallets are moved back to the market to generate revenue; and
- improvements in the automotive sector and Recall's SDS business as activity levels improve and recycled paper prices increase.

Consequently, combined with an ongoing focus on cash generation and a strong balance sheet, Brambles is well placed to accelerate financial performance as economies recover.

GRAHAM KRAEHE AO | CHAIRMAN

MIKE IHLEIN | CHIEF EXECUTIVE OFFICER

RESILIENT PERFORMANCE

- *Revenue growth and strong cash flow*
- *Net new business wins across all regions*
- *Focus on cash generation and disciplined capital management reinforces strong balance sheet*
- *Initiatives to improve cost structures and underpin future operating performance on track*
- *New Walmart arrangements successfully implemented*

US$ MILLIONS	2009	2008	% CHANGE	% CHANGE AT CONSTANT CURRENCY
Continuing operations				
Sales revenue	**4,018.6**	4,358.6	(8)	1
Underlying profit	**900.6**	1,071.9	(16)	(8)
Underlying profit after finance costs and tax	**534.3**	640.0	(17)	(9)
Significant items after tax	**(100.3)**	6.9		
Profit after tax	**434.0**	646.9	(33)	
Profit after tax – discontinued operations	**18.6**	1.8		
Profit for the year	**452.6**	648.7	(30)	
Earnings per share (US cents)				
EPS on Underlying profit after finance costs and tax	**38.5**	45.4	(15)	(7)
Basic EPS	**32.6**	46.0	(29)	
Cash Flow				
Cash flow from operations	**722.4**	810.0		
Free cash flow after dividends	**141.9**	(32.2)		
Net debt	**2,143.4**	2,426.2		
Net debt / EBITDA (times)	**1.8**	1.6		
EBITDA / net finance costs (times)	**10.0**	10.0		
Gearing (net debt/net debt + equity)	**60.0%**	61.1%		
Brambles Value Added (BVA) at fixed exchange rates	**334**	532		
Total dividend (Australian cents per share)	**30.0**	34.5		

Note

Constant currency results are presented by translating both 2009 and 2008 foreign currency results into US dollars at the actual monthly exchange rates applicable in 2008, so as to show relative performance between the two years before the translation impact of currency fluctuations.

30.0c
TOTAL DIVIDEND AUSTRALIAN CENTS

$722.4M
CASH FLOW FROM OPERATIONS US$


$1.9B
DEBT REFINANCED DURING YEAR US$

$4,018.6M
SALES REVENUE US$

$900.6M
UNDERLYING PROFIT US$

$534.3M
UNDERLYING PROFIT AFTER FINANCE COSTS AND TAX US$

38.5c
EARNINGS PER SHARE US CENTS



SALES FROM CONTINUING OPERATIONS[1]
(US$ MILLIONS)
3,275
3,522
3,869
4,359
4,019
8%
40%
36%
16%
8%
38%
38%
16%
8%
38%
37%
17%
9%
38%
36%
17%
8%
36%
39%
17%
By business:
CHEP Asia-Pacific
CHEP EMEA
CHEP Americas
Recall
2005
2006
2007
2008
2009



UNDERLYING PROFIT[1]
(US$ MILLIONS)
617
798
953
1,099
927
12%
41%
34%
13%
10%
37%
41%
12%
9%
35%
44%
12%
9%
36%
44%
11%
7%
35%
47%
11%
By business:
CHEP Asia-Pacific
CHEP EMEA
CHEP Americas
Recall
2005
2006
2007
2008
2009



CASH FLOW FROM CONTINUING OPERATIONS[1]
(US$ MILLIONS)
698
752
867
847
756
10%
43%
34%
13%
8%
41%
40%
11%
11%
42%
37%
10%
7%
35%
43%
15%
2%
49%
35%
14%
By business:
CHEP Asia-Pacific
CHEP EMEA
CHEP Americas
Recall
2005
2006
2007
2008
2009



EARNINGS PER SHARE[2]
(US CENTS)
18.2
25.3
37.3
45.4
38.5
2005
2006
2007
2008
2009

Note

1 Excludes unallocated Brambles Headquarters costs.
2 EPS on Underlying profit after finance costs and tax.

45+

COUNTRIES AROUND THE WORLD

ARGENTINA
AUSTRALIA
AUSTRIA
BELGIUM
BOTSWANA
BRAZIL
CANADA
CHILE
CHINA
CZECH REPUBLIC
DENMARK
FINLAND
FRANCE
GERMANY
GREECE
HONG KONG
HUNGARY
INDIA
INDONESIA
IRELAND
ITALY
LUXEMBOURG
MALAYSIA
MEXICO
NAMIBIA
NETHERLANDS
NEW ZEALAND
NORWAY
POLAND
PORTUGAL
SAUDI ARABIA
SINGAPORE
SLOVAKIA
SLOVENIA
SOUTH AFRICA
SPAIN
SWAZILAND
SWEDEN
SWITZERLAND
TAIWAN
THAILAND
TURKEY
UAE
UK
URUGUAY
USA
ZIMBABWE

$35M

US$ sales revenue impact of net new business wins in CHEP USA

6%

Recall Europe's sales revenue growth for the year

12%

CHEP Latin America's sales revenue growth for the year

$5.1B

TOTAL ASSETS US$

21%

RETURN ON CAPITAL INVESTED

$334M

BRAMBLES VALUE ADDED (BVA) US$



82-5205

300M+
PALLETS & CONTAINERS

~1B
EQUIPMENT MOVEMENTS MANAGED EVERY YEAR

88M
CARTONS OF INFORMATION STORED

$4.0B
SALES REVENUE US$

$40M

US$ sales revenue impact of net new business wins in CHEP Europe

250+

Customers CHEP now has in its emerging China business

16%

CHEP Middle East and Africa's sales revenue growth for the year

4%

Sales revenue growth of CHEP Asia-Pacific's RPC business

THE JOURNEY AHEAD

82-3205



CHEP STRATEGY

THEME	WHAT	HOW
CUSTOMER SATISFACTION AND QUALITY	+ Deliver superior customer value by understanding future customer needs, effectively target and innovate service offerings and achieve the highest quality customer experience	+ Partner with customers + Develop deep insights into future customer needs + Create innovative services and products (including new platforms) to meet and exceed customer current and future needs + Continue to deliver quality platforms to achieve the best overall supply chain solution + Enhance ease of doing business through simpler, improved systems and processes
OPERATIONAL EXCELLENCE AND SUSTAINABILITY	+ Leverage know-how, scale and network coverage to optimise service delivery costs and achieve maximum environmental benefit for CHEP and its customers and partners	+ Minimise supply chain costs through network optimisation + Drive process and service delivery efficiency through application of Lean, Six Sigma and other tools + Maximise asset efficiency and minimise asset leakage + Realise scale efficiencies + Develop solutions with customers to reduce the environmental impact of their supply chain activity + Control emissions and waste + Continue to embed Zero Harm principles
GROWTH	+ Drive significant sustainable, profitable growth over medium to long term	+ Expand in existing geographies and segments + Enter new geographies and segments + Develop new pallet pooling solutions and platforms + Create new service offerings + Leverage CHEP's information and customer relationships to optimise supply chain costs

SUPPORTED BY	WHAT	HOW
PEOPLE	+ Attract, retain and motivate the best people to deliver CHEP's strategy	+ Attract the best + Develop, motivate, educate and train people to achieve potential + Organise to deliver
SYSTEMS	+ Deliver cost-effective systems solutions to enable growth for CHEP and enhanced ease of doing business for customers	+ Leverage global information systems investments in SAP and other applications to achieve maximum value to CHEP and its customers + Leverage business intelligence capabilities and techniques to extract value for customers + Provide easy-to-use tools to simplify doing business with CHEP and enhance customer experience

Our objective is to deliver the world's best supply chain solutions and information management services to customers. We know what to do and how to do it.



RECALL STRATEGY

THEME	WHAT	HOW
BUSINESS EXCELLENCE	+ Deliver best in class service, security and efficiency	+ Leverage global reach through benchmarking and best practice sharing + Continuously drive efficiency improvements and ease of doing business through Lean, Six Sigma, Perfect Order and continuous improvement techniques + Add value to customer relationships through global information management tools and world class standard operating procedures
PROFITABLE GROWTH	+ Develop profitable partnerships with current and new customers	+ Expand in existing geographies and segments + Enter new segments + Increase cross-selling and value-added services
EXPAND THE OFFERING	+ Increase value to customers through new services, products and geographies	+ Partner with customers to develop deeper insights into future needs and target customer specific solutions + Add complementary service offerings + Enter new geographies + Utilise technology such as radio frequency identification (RFID) to increase value to customers
SUSTAINABILITY	+ Provide value to stakeholders through financial stability and low environmental impact	+ Reduce customers' environmental impact + Control emissions and waste + Continue to embed Zero Harm principles
SUPPORTED BY	**WHAT**	**HOW**
PEOPLE	+ Attract, retain and motivate the best people to deliver Recall's strategy	+ Attract the best + Develop, motivate, educate and train people to achieve potential + Organise to deliver
SYSTEMS	+ Develop industry-leading standards to deliver solutions that allow customers to work effectively and efficiently	+ Implement multi-year Business Technology Transformation Program to develop new solutions and drive growth + Implement industry-leading systems that: - Enable customers to operate more efficiently and to focus on their own core business activities - Enhance ease of doing business with Recall

STRATEGY MATRIX – CONTINUED

CHEP CASE STUDIES*

1. Transport optimisation

Customer and opportunity
A leading manufacturer of welded steel pipe wanted to centralise command and control of its transport management. The company had grown by acquisition and transport operations had been assimilated without centralisation or process standardisation and it wanted to protect itself from significant increases in freight costs.

Solution
LeanLogistics and the customer designed and implemented a transport management solution that:

- rationalised the carrier base and implemented transport contracts using a network-wide rate;
- centralised command and control of transportation through LeanLogistics On-Demand TMS® solution – from managing contracts through to payment of freight bills; and
- employed LeanLogistics to manage the day-to-day transport operations.

The entire project was accomplished in less than 100 days.

Customer benefits
Lower transport costs and higher than expected savings on freight bills. A reduction of the carrier base from 230 to 80 (and further reductions expected) assures the supply of transport from a more manageable carrier base.

A change in freight quotation processes has allowed the customer to benefit from standardised rates and carrier contracts and through LeanLogistics' On-Demand TMS® solution, provides visibility of its transportation and management information in terms of metrics, service levels and costs.

2. On-Site Total Pallet Management solution

Customer and opportunity
A multi-national consumer goods manufacturing company wanted a high quality shipping platform with improved customer service at a lower overall cost to serve.

Solution
CHEP established a Total Pallet Management (TPM) program on the manufacturer's site. By using a limited amount of space within the customer's operation, CHEP can sort pallets on-site. Pallets that meet the customer's criteria are sent directly to its operational area.

The program eliminates legs of transportation in the supply chain network and provides the customer an on-site CHEP representative who can handle all of its pallet-related needs including inventory management, quality assurance, invoicing and site level account management.

The site's success can be gauged by the customer's willingness to establish TPMs at additional manufacturing sites. The customer has also agreed to award additional business to CHEP.

Customer benefits
The program has achieved immediate annual savings of approximately US$250,000 for the customer by lowering the cost of goods sold. The customer is now receiving high quality pallets at a lower overall cost. CHEP representatives located on site are consistently delivering pallets that meet the customer's needs.

The establishment of a second program on another site is expected to deliver additional annual cost savings of US$200,000. A further US$100,000 in savings is anticipated for additional volume that was awarded as a result of the program.

3. Network optimisation

Opportunity
CHEP collects more than 400 million pieces of equipment from its European customer base each year and while this process is successful, improvements to the process were identified.

Solution
Through the alignment of collection processes and making best use of internal data, CHEP has developed an intelligent system that predicts pallet flows through any one of its 300,000 customer locations across Europe.

CHEP reviewed core flow volumes through customer locations and found that, for most customers, 80% of their volumes were stable. This allows CHEP to work with customers and transporters to put in place agreements that facilitate stable transport flows with a clear, consistent cost base.

The system streamlines transport flows from CHEP service centre to manufacturer locations then back to the service centre, reducing CHEP's costs and making customer collections more reliable.

The process is currently being implemented in Europe, with around 70% of the volume expected to be covered by the end of the 2009 calendar year.

Customer benefits
This new system allows CHEP to more effectively organise transport for customers and provides greater assurance that locations will be visited at the right time. A predictable process means lower costs and fewer pallet losses at each location.

In the UK and Italy, preliminary feedback via customer surveys has been encouraging with around 12% increase in satisfaction among retailers.

4. One-touch solution

Customer and opportunity
Woolworths, one of Australia's largest retailers, turned to CHEP to deliver a durable, high quality reusable plastic container that could be shipped from fresh fruit and vegetable suppliers through the supply chain to end retail display with minimal handling.

Solution
In February 2009 CHEP and Woolworths launched a specially designed range of foldable reusable plastic crates (FRPCs) to streamline the delivery of selected fresh produce from suppliers to Woolworths supermarkets around Australia.

Developed specifically for the Woolworths supply chain by CHEP and the FRPC designers, the crates allow fresh produce suppliers to pack and transport produce from farms direct to supermarket shelves. The one-touch solution means that the Woolworths customer who places the produce into their shopping basket is the first person to touch the produce since it left the farm.

Customer benefits
This precision packaging reduces product damage and minimises waste. Fully recyclable, the crates are designed to reduce manual handling OH&S risks and, by significantly reducing the incremental folding height of the crates, achieves up to 40% savings on reverse logistics costs.

The crates also eliminate the requirement for waxed cardboard cartons, string nets and styrofoam plastic boxes in the supply chain and reduce waste going to landfill. It is estimated that over 50 million single use cardboard cartons will be eliminated from Woolworths' supply chain each year.

** CHEP will not disclose a customer's name unless it receives permission from the customer.*

RECALL CASE STUDIES*

1. Account payables solution

Customer and opportunity
A global leader in industrial automation and power technologies wanted to standardise its accounts payable process in 30 countries. The customer also requested that the new process solution be compliant with all local laws and regulations. Under its current operational framework not only was the accounts payable function managed differently in each of the targeted 30 countries but internal invoices generated between them were also processed in a non-standard manner, adding to the complexity and inefficiency of the execution of a critical function within the organisation.

Solution
Recall implemented a process in which the customer's suppliers send their invoices locally to Recall's operations. Upon receipt of the documents, Recall scans, enhances and forwards the information to Recall's Global Centre of Excellence in Ostersund, Sweden where the images are processed by optical character recognition (OCR) technology and data files are created to the client's specifications. The invoice images and data files are then transmitted to the customer within 24 hours of receipt.

Customer benefits
The solution provides the customer a standardised global framework with the flexibility to meet specific invoice compliance needs of each country. This process solution has reduced both payment processing time and administration costs and increased compliance with regulations. This process solution has also removed the need to transport several tonnes of paper annually, hence benefiting the environment in a variety of ways.

2. Document workflow services

Customer and opportunity
A major insurance company operating in South America had an outdated document imaging system. With changes in regulation on the horizon that would require all applications from 80 separate locations to be processed within 15 days, it was unlikely that the customer was going to be successful in implementing changes to its legacy systems in order to meet the pending legislative change.

Solution
Recall developed a comprehensive document workflow management process that included scanning, indexing, workflow storage, processing and retrieval technologies. Recall's ReView and OnBase systems were used to import the applications, which were then successfully integrated with the customer's legacy systems.

Customer benefits
The time taken to issue insurance policies has been reduced by 50%, with the time required to conduct pre-analysis of applications reduced by 2,000 hours per month, thus resulting in significant cost savings for the customer. The solution implemented by Recall has enabled the customer's service offering to be significantly improved and has helped the customer achieve compliance at all locations before the regulatory deadline.

3. RFID for information management

Customer and opportunity
A leader in the global pharmaceutical industry required an information management solution that could guarantee the traceability of critical records throughout their lifecycle and, at the same time, execute audits for regulatory compliance both quickly and efficiently.

Given the sensitive nature of their business and highly regulated environment in which the company operates, adherence to global standards, process transparency and security were of critical importance in selecting a partner.

After a lengthy audit process, the company selected Recall to implement and manage its critical physical records.

Solution
Recall implemented a physical document management solution that tracks information holdings at all stages throughout the chain of custody. All company cartons are tagged with a Recall RFID tag containing an electronic barcode. Once scanned, a carton is automatically entered into Recall's online tracking system.

Through adherence to consistent operating procedures in all locations, Recall can accurately audit tens of thousands of highly confidential records in a fraction of the time and without the risk of human error inherent in traditional manual audits.

Customer benefits
The handling of information is more efficient and secure and the customer can confidently deliver important information to regulatory agencies in a timely and accurate manner.

Saving time means saving money. Increasing accuracy means reducing risk. Through its partnership with Recall, the customer has the peace of mind of both.

4. Credit application management

Customer and opportunity
One of the top five financial institutions in Australia wanted to improve the processing time for credit card approvals; specifically from the time a customer submits a completed application to receipt of the credit card.

Solution
Processing of credit card applications was removed from the bank's back office and all applications are now sent directly to Recall for processing.

On a daily basis, Recall receives the applications via mail and fax. Once the data is scanned and captured by OCR technology, quality assurance checks are performed to verify specific information required by the bank. The data is then transmitted to the bank for processing by its credit card approval system. Finally, images are loaded onto ReView and can be viewed by the bank's employees within 24 hours of Recall receiving the application.

In the bank's service provider surveys, Recall has been consistently scoring 100% each quarter, exceeding Six Sigma standards.

Customer benefits
The time taken to process an application has been reduced from seven days to one day. This process solution has reduced operational costs, allowing the bank to focus upon its core business and has improved the experience for the bank's customers by significantly improving processing turnaround times.

** For confidentiality and security reasons, Recall does not name individual customers.*

OPERATIONAL AND FINANCIAL REVIEW

OVERVIEW – CONTINUING OPERATIONS

In 2009, Brambles drove sales revenue and cash flow growth across the business, with net new business wins and price/mix gains offsetting a decline in organic volumes that reflected worsening global economic conditions in the last nine months of the financial year.

Group sales revenue: US$4.019 billion, up 1%[1] (down 8% in actual currency), an encouraging result reflecting continuing success in winning net new business and price/mix gains which, as the economic slowdown deepened in the second half, offset a decline in organic volume. The automotive sector and recycled paper revenue (affecting Secure Destruction Services (SDS) in Recall) were especially weak. Excluding automotive and SDS, Group sales revenue grew 3%, well ahead of the declines in retail sales in many parts of the world.

Underlying profit: US$900.6 million, down 8% (down 16% in actual currency) primarily due to:

- factors which were largely economic in nature:
  - the impact of the global downturn including significantly lower revenue from the automotive sector[2] in CHEP and SDS[3] in Recall
  - the impact of higher numbers of pallets being returned from the field driving increased handling and storage costs and, in some cases, greater pallet relocations
- continued investment in growth initiatives such as the developing CHEP businesses in China, India, Germany and Poland, and RPCs in Australia

Earnings per share on Underlying profit after finance costs and tax (EPS) of 38.5 US cents was down 7% (down 15% in actual currency). Australian dollar EPS was 51.7 Australian cents (2008: 50.0 Australian cents).

Free cash flow after dividends for the 2009 year improved strongly to US$141.9 million reflecting continuing strong cash flow from operations which was US$722.4 million, up US$8.1 million in constant currency. Lower Underlying profit was more than offset by significantly reduced capital expenditure, demonstrating the cash generation capability of the Brambles business models.

Strong balance sheet with a prudent level of debt and US$1.2 billion of undrawn committed bank facilities at 30 June 2009. US$1.9 billion of debt facilities were renewed during the year.

Significant items totalled US$182.4 million before tax.

After Significant items, **statutory operating profit** was down 30% to US$718.2 million. **Profit after tax from continuing operations** was down 33% to US$434.0 million and statutory EPS was down 29% to 32.6 US cents.

Brambles Value Added (BVA) for continuing operations was US$334 million, down US$198 million (at comparable fixed exchange rates) reflecting the impact of the economic downturn, Significant items within ordinary activities and investments for future growth.

Final dividend declared of 12.5 Australian cents per share, franked to 20%. Including the interim dividend of 17.5 Australian cents per share, total dividends declared for the 2009 financial year were 30.0 Australian cents per share.

Dividend Reinvestment Plan (DRP) introduced for the 2009 interim dividend at a price discount of 2.5%. The DRP remains in place for the final dividend.

[1] All growth comparisons, except for statutory measures, are in constant currency terms unless otherwise indicated.
[2] CHEP's automotive sales revenue comprises 3% of Brambles' sales revenue.
[3] Recall's SDS sales revenue comprises 4% of Brambles' sales revenue.

US$ MILLION	2009	2008	% CHANGE (ACTUAL FX RATES)	% CHANGE (CONSTANT CURRENCY)
Sales revenue				
CHEP Americas	1,556.9	1,581.3	(2)	2
CHEP EMEA	1,452.6	1,642.1	(12)	–
CHEP Asia-Pacific	323.4	386.9	(16)	1
Total CHEP	**3,332.9**	**3,610.3**	**(8)**	**1**
Recall	685.7	748.3	(8)	1
Total sales revenue	**4,018.6**	**4,358.6**	**(8)**	**1**
Underlying profit				
CHEP Americas	434.4	483.8	(10)	(6)
CHEP EMEA	327.5	396.5	(17)	(7)
CHEP Asia-Pacific	61.1	95.9	(36)	(19)
Total CHEP	**823.0**	**976.2**	**(16)**	**(8)**
Recall	104.3	122.4	(15)	(3)
Brambles HQ	(26.7)	(26.7)	–	(20)
Underlying profit	**900.6**	**1,071.9**	**(16)**	**(8)**
Net finance costs	(120.9)	(149.5)	19	11
Underlying profit before tax	**779.7**	**922.4**	**(15)**	**(7)**
Tax expense on Underlying profit	(245.4)	(282.4)	13	5
Underlying profit after finance costs and tax	**534.3**	**640.0**	**(17)**	**(9)**
Significant items after tax	(100.3)	6.9		
Profit from continuing operations	**434.0**	**646.9**	**(33)**	
Profit from discontinued operations	18.6	1.8		
Profit for the year	**452.6**	**648.7**	**(30)**	
Brambles Value Added (BVA) at fixed exchange rates	**334**	**532**		

OPERATIONAL AND FINANCIAL REVIEW – CONTINUED

BUSINESS UNIT OPERATIONS REVIEW

CHEP Americas

US$ MILLION	2009	2008	% CHANGE (ACTUAL FX RATES)	% CHANGE (CONSTANT CURRENCY)
Sales revenue	1,556.9	1,581.3	(2)	2
Underlying profit*	434.4	483.8	(10)	(6)
Underlying profit margin	28%	31%	(3)pp	(3)pp
Statutory profit*	229.0	452.3	(49)	
Cash flow from operations	267.0	365.2		

* The difference between Underlying profit and statutory profit is due to Significant items of US$205.4 million (2008: US$31.5 million): Pallet quality program: US$77.4 million (2008: US$20.6 million); Walmart net transition impact: US$29.0 million (2008: 10.9 million); Accelerated pallet scrapping: US$99.0 million (2008: nil)

AMERICAS

CHEP Americas reported increased sales revenue despite the challenging economic environment across all countries in the region. Sales revenue was US$1,556.9 million, up 2% (down 2% in actual currency), due to significant net new business wins and moderate price/mix gains offsetting a decline in organic volumes.

Despite the growth in sales revenue, Underlying profit was lower at US$434.4 million, down 6% (down 10% in actual currency), primarily due to higher plant and indirect costs.

Plant costs increased by US$37 million (constant currency) primarily due to:

- the economic slowdown resulting in higher numbers of pallets being returned from the field driving increased handling and storage costs (approximately US$10 million);
- increased service centre costs (approximately US$14 million) including costs associated with plant network optimisation, increased Total Pallet Management (TPM) activities and increased repair costs related to reducing new pallet commitments; and
- other costs (approximately US$10 million), principally inflation and general cost increases.

Transport costs reduced by US$6 million (constant currency) reflecting the benefits of plant network optimisation.

Indirect costs increased by US$30 million (constant currency) primarily as a result of investment in growth (mainly LeanLogistics and Latin America expansion) and lower levels of pallet compensations in the USA. CHEP Americas' Irrecoverable Pooling Equipment Provision (IPEP) expense was US$11 million higher, mainly due to timing factors (the completion of a significant number of pallet audits during the latter part of the year).

CHEP Americas cash flow from operations was US$98.2 million lower than the previous year primarily due to expenditure on the CHEP USA pallet quality program, the Walmart transition arrangements and the reduction in Underlying profit. Encouragingly, capital expenditure was lower than prior year by US$46.6 million, reflecting progress made on converting customers off new pallets leading to 1.5 million fewer pallet purchases in the USA. Second half capital expenditure for CHEP Americas was US$22.6 million lower than the first half.

USA

In CHEP USA, overall volumes declined by 1%. Net new business wins contributed 3% volume growth but were offset by a 4% decline in organic volume. Favourable price and mix resulted in sales revenue in line with the prior year.

The 2009 sales revenue impact from net new business wins in the USA was approximately US$35 million. Whilst trading was competitive, CHEP USA won new business including Scott's (fertilisers / garden products), New World Pasta, the prepared foods division of Nestlé, Reser's and Bumble Bee Foods. Although some business was lost during the year, the emphasis remains on winning new business and winning back lost business with improved service and pallet quality.

On an annualised basis, the sales revenue impact of new business wins was sufficient to offset the losses during the year and demonstrates the continuing strength of the USA new business sales pipeline.

In line with guidance issued at the interim result, Significant items within ordinary activities included:

- US$29.0 million due to the Walmart transition arrangements (now completed), slightly below the original US$30 million forecast spend. The future economic cost estimated at US$5 million per annum will be reflected within Underlying profit from FY10; and
- US$77.4 million operating expenditure on the two year CHEP USA pallet quality program together with US$5.0 million in capital expenditure.

Significant items outside ordinary activities:

- US$99.0 million for a two year program to accelerate the scrapping of seven million excess pallets in CHEP USA. These excess pallets are a consequence of the rapid slowdown in the USA economy resulting in more pallets being returned from the field, together with customer imports into the USA and contractual commitments to a limited number of customer locations with new pallets. The program will recover good quality lumber for use in future repairs and should contribute to an improvement in the overall quality of the pool.

LATIN AMERICA AND CANADA

CHEP Latin America continued to grow strongly with 12% sales revenue growth driven by a combination of volume growth from new customers and existing business, and some inflationary price increases. However, Underlying profit declined due to investment expenditure for growth and higher commodity costs arising from the currency impact of US dollar denominated costs.

CHEP Canada achieved 4% sales revenue growth. The customer base was expanded with the addition of nearly 300 new customers in 2009.

LEANLOGISTICS

LeanLogistics made excellent progress during its first full year of ownership by CHEP and contributed US$13.2 million of sales revenue in the year which represents over 20% growth on a like-for-like basis. The business continued to expand the customer base for its On-Demand TMS®[4]. Sales revenue from its Managed Services offering increased significantly and GreenLanes (Freight Optimization Services) grew steadily throughout the year.

CHEP USA REVIEW

Brambles has been undertaking a major review of CHEP USA to position the business for the medium to long term. The review will determine the optimal range of service offerings, pallet platforms,

[4] On-Demand TMS® provides customers complete daily planning, execution, and settlement functions in addition to periodic strategic procurement of their transportation requirements.

pallet quality, service centre network requirements and cost and pricing structures to best meet future customer needs. The review is on track to be completed by the end of September 2009, with the outcomes to be announced in early October 2009.

As part of the review, further significant and positive customer engagement has been undertaken to better understand their future needs and market trends, and to determine how CHEP USA can best create future growth opportunities and deliver customer requirements.

The review of the CHEP USA business, when finalised, will be a key component of CHEP's broader strategy for the USA market. Whilst the review had not been completed at the time of this report's publication, it is clear to us that a wood pallet platform remains the best solution for the broad supply chain in the USA in terms of both economic and environmental sustainability. We believe alternative platforms such as plastic are currently not sustainable outside niche segments of the USA supply chain.

CHEP EMEA

US$ MILLION	2009	2008	% CHANGE (ACTUAL FX RATES)	% CHANGE (CONSTANT CURRENCY)
Sales revenue	1,452.6	1,642.1	(12)	–
Underlying profit*	327.5	396.5	(17)	(7)
Underlying profit margin	23%	24%	(1)pp	(2)pp
Statutory profit*	286.5	396.5	(28)	
Cash flow from operations	372.7	296.1		

* The difference between Underlying profit and statutory profit is due to Significant items comprising Restructuring – facilities and operations rationalisation US$41.0 million (2008: nil)

CHEP EMEA has delivered a solid performance in a challenging economic environment. Sales revenue was US$1,452.6 million, in line with the prior year (down 12% in actual currency), primarily due to net new business wins and price/mix offsetting a 5% decline in organic volumes.

A significant contributor to the lower organic volumes was the automotive business (sales revenue down 22%), which declined significantly from October 2008 until stabilising towards the end of the year. Excluding automotive, CHEP EMEA sales revenue increased by 2%.

Pallet volumes in Europe were in line with 2008. Strong new business wins offset a 3% decline in organic pallet volumes due to weak economic conditions, which were particularly pronounced in the UK. The 2009 sales revenue impact from net new business wins in CHEP Europe was approximately US$40 million. Wins in the year included Leche Pascual in Spain (won back from a pooling competitor), confectioner Haribo in Germany, DIY supplier Tarmac in the UK, Pastacorp in France, LEGO in the Czech Republic, Colgate Palmolive in Denmark and Inergy Automotive Systems.

The focus on Germany and Poland has resulted in strong domestic growth in B1208A pallets, with associated sales revenue up 20% and 60% respectively for the year.

Strong sales revenue growth in CHEP Middle East and Africa (up 16%) was driven by increases in both volume and price. A significant RPC contract in South Africa has been signed with Pick 'n' Pay which is expected to come fully on stream during FY10.

CHEP Europe's plant costs increased in 2009. The weak economy resulted in a higher number of pallets being returned from the field leading to increased handling and storage costs. Material and labour costs also increased resulting in plant costs as a percentage of sales increasing by 1pp to 26%. Transportation costs increased mainly due to the decision to relocate higher numbers of B1210A pallets from the UK to continental Europe in order to reduce capital expenditure on new pallets. The transportation cost ratio increased 1pp to 24%.

Underlying profit in CHEP EMEA of US$327.5 million was 7% lower (down 17% in actual currency). The main reasons for the profit shortfall were economy driven due to the decline in the automotive business and higher pallet relocations as outlined above. Overheads were in line with last year with investments in the growth markets of Germany and Poland offset by efficiency programs. The Underlying profit margin declined slightly to 23% as a result. Excluding automotive, Underlying profit for CHEP EMEA was down by 2%.

Cash flow from operations in constant currency increased by US$130.1 million (US$76.6 million in actual currency) due to lower capital expenditure, reflecting careful asset management (including the higher pallet relocations) and improvements in working capital management. Strong credit control led to Europe's average debtors days reducing by 4 days to 54 days.

CHEP Asia-Pacific

US$ MILLION	2009	2008	% CHANGE (ACTUAL FX RATES)	% CHANGE (CONSTANT CURRENCY)
Sales revenue	323.4	386.9	(16)	1
Underlying profit*	61.1	95.9	(36)	(19)
Underlying profit margin	19%	25%	(6)pp	(5)pp
Statutory profit*	57.9	95.9	(40)	
Cash flow from operations	9.8	58.0		

* The difference between Underlying profit and statutory profit is due to Significant items comprising Restructuring – facilities and operations rationalisation US$3.2 million (2008: nil)

Sales revenue was up 1% to US$323.4 million (down 16% in actual currency). This result was achieved in spite of ongoing difficult conditions in the Australian automotive sector, excluding which CHEP Asia-Pacific sales revenue grew by 3%. The established pallet businesses in Australia, New Zealand and South East Asia demonstrated resilience in difficult trading conditions. Increased sales revenue was achieved from the emerging businesses in China and India.

RPC sales revenue grew by 4%, driven by the impact of the commencement of the new Woolworths FRPC contracts in Australia and New Zealand (see page 8). For 2009, the profit growth from the part-year contribution from these contracts was exceeded by set-up costs to expand the service centre network to serve these opportunities.

CHEP Asia-Pacific's Underlying profit of US$61.1 million was down 19% (down 36% in actual currency). This reduction was due to:

- substantial production declines in the Australian automotive sector;
- supply chain destocking in Australia and New Zealand leading to higher numbers of net pallet returns, reducing daily hire revenue growth and increasing storage and handling costs;
- costs incurred in developing new pallet service centres to drive future efficiencies and support the commencement of the new Woolworths FRPC contract in Australia; and
- costs associated with the start up of the investments in China and India and the full year impact of a regional management structure to support growth.

OPERATIONAL AND FINANCIAL REVIEW - CONTINUED

China and India in aggregate delivered US$7.8 million of sales revenue in 2009 and incurred an Underlying loss of US$17.7 million (2008: US$13.1 million). The increased loss which was in line with expectations was largely due to the first full year of operations in India.

The China business has made strong progress in expanding its pallet and automotive businesses and now has over 250 customers serviced by four offices and over 100 staff. Recent customer wins include Hewlett-Packard and Chery Automotive, China's largest independent automotive manufacturer.

The India business commenced operations in June 2008 and provides pallet and container services to customers across the country. CHEP India now has over 50 staff with key customers including PepsiCo, Hindustan Unilever, Procter & Gamble, United Breweries and Coca-Cola franchise bottler, Indo European Breweries Limited.

Cash flow from operations was US$48.2 million lower than the previous year due to the initial capital investment required to support the new Woolworths FRPC contract in Australia and the reduction in the region's Underlying profit. Capital expenditure for China and India combined was US$19.0 million in the year (2008: US$29.0 million).

Recall

US$ MILLION	2009	2008	% CHANGE (ACTUAL FX RATES)	% CHANGE (CONSTANT CURRENCY)
Sales revenue	685.7	748.3	(8)	1
Underlying profit*	104.3	122.4	(15)	(3)
Underlying profit margin	15%	16%	(1)pp	(1)pp
Statutory profit*	95.9	121.9	(21)	
Cash flow from operations	106.9	127.7		

* The difference between Underlying profit and statutory profit is due to Significant items comprising Restructuring – facilities and operations rationalisation US$8.4 million (2008: $0.5 million)

Recall sales revenue was up 1% to US$685.7 million (down 8% in actual currency). Growth was achieved in all regions except Americas (sales revenue down 2%) where the impact of the global economic slowdown on the SDS business was felt the most, with significantly lower recycled paper revenues. Excluding SDS, Recall's sales revenue grew 6%.

A strong performance was achieved in DMS in all regions with carton volumes increasing by 6%. Sales revenue of US$470.8 million was up 6% (down 5% in actual currency). DMS gross margins increased to 39% driven by improvements in service delivery efficiencies in North America and was achieved despite little growth in customer activity levels in the current economic environment.

SDS sales revenue was down 13% (down 18% in actual currency) to US$145.6 million due to a significant reduction in paper prices and lower activity, particularly in North America and Europe. The reduction in paper prices resulted in the SDS gross margin falling by 7pp to 33%.

Underlying profit of US$104.3 million was 3% lower than the previous year (down 15% in actual currency). Recall's gross profit in constant currency was in line with the prior year with improvements in DMS offsetting the fall in SDS margins. Underlying profit was also impacted by investment in information technology and marketing to support future growth. Recall implemented cost cutting measures throughout the year to respond to the global economic decline.

Cash flow from operations was US$20.8 million lower, mainly due to foreign currency translation. Major capital expenditure during the year included racking and safety infrastructure to support growth throughout all regions, along with investments in new state-of-the-art Information Centres in the UK and Thailand.

ADDITIONAL FINANCIAL INFORMATION

Significant items

In response to the challenging economic environment, Brambles has implemented a number of initiatives to improve its cost structure, underpin future operating performance over the medium to long term and meet customer requirements. During the 2009 financial year, Brambles' continuing operations had Significant items before tax of US$182.4 million (US$100.3 million after tax). These are set out in Note 6 (page 74) to the financial statements.

Capital expenditure on property, plant & equipment (accruals basis)

US$ MILLION	2009	2008	CHANGE (ACTUAL FX RATES)
CHEP Americas	290.8	337.4	46.6
CHEP EMEA	234.4	353.2	118.8
CHEP Asia-Pacific	92.7	103.7	11.0
Total CHEP	**617.9**	**794.3**	**176.4**
Recall	52.4	54.5	2.1
Brambles HQ	2.1	0.4	(1.7)
Total capital expenditure	**672.4**	**849.2**	**176.8**

Brambles capital expenditure was US$176.8 million lower than the previous year (including the benefit of US$65.3 million from foreign currency translation). Capital expenditure has been tightly managed as sales growth slowed and customers reduced stock levels and returned more pallets to CHEP.

In CHEP Americas, capital expenditure was down by US$46.6 million with the majority of the reduction taking place in the second half of 2009. The main contributor was CHEP USA which benefited from a reduction in the number of new pallets required for contractual commitments to certain customer locations. Further reductions in these commitments and the level of imports into the USA on CHEP pallets will continue to benefit capital expenditure in FY10.

CHEP EMEA reduced capital expenditure by US$118.8 million, mainly due to lower pallet purchases in the slower economic environment.

CHEP Asia-Pacific capital expenditure also declined but mainly due to foreign currency translation. During the year there was a substantial initial investment in containers for a new Australian RPC contract which was partially offset by reductions in pallet capital expenditure in Australia and China. Capital expenditure in China was lower in 2009 following the establishment of the pallet pool in the previous year.

Total pallet capital expenditure for the Group was US$462.1 million, a reduction of US$157.0 million on the prior year. The majority of new pallet capital purchases was for replacement. The total pallet pool was 251 million pallets at the end of the period (inclusive of six million excess pallets held for accelerated scrapping in CHEP USA).

Recall capital expenditure included investment in new information centres in the UK and Thailand as the business invests to improve future efficiencies.

Brambles Value Added (BVA) and Return on Capital Invested (ROCI)

In 2009, Brambles continued to focus on the use of BVA which forms the core component of short term incentive arrangements for all senior executives, including Executive Directors.

	2009 AT FIXED JUNE 08 FX US$M	2008 AT FIXED JUNE 08 FX US$M	2009 ROCI	2008 ROCI
CHEP Americas	**153**	275	**26%**	32%
CHEP EMEA	**177**	207	**23%**	25%
CHEP Asia-Pacific	**34**	62	**19%**	31%
CHEP	**364**	544	**24%**	29%
Recall	**(5)**	5	**12%**	13%
Continuing (pre HQ)	**359**	549	**21%**	25%
Unallocated Brambles HQ costs	**(25)**	(17)		
Total continuing operations	**334**	532	**21%**	25%

Total BVA for Brambles' continuing operations was US$334 million, a decrease of US$198 million on the previous year based on comparable fixed exchange rates. The reduction reflects the impact of the economic downturn, Significant items within ordinary activities and investments for future growth. Brambles' ROCI was 21%.

In CHEP Americas, BVA fell US$122 million due to higher plant costs, higher indirect costs, and the adverse impact of US$106.4 million (2008: US$31.5 million) of Significant items within ordinary activities (costs associated with the CHEP USA pallet quality program and the Walmart net transition impact). Average Capital Invested in CHEP Americas increased due to the acquisition of LeanLogistics in the second half of the previous year and the impact of excess pallet holdings in the USA. Increases in Average Capital Invested combined with the fall in Underlying profit led to a reduction in ROCI to 26%.

In CHEP EMEA, BVA fell US$30 million driven by the decline in the automotive business and a decision to relocate a higher number of pallets from the UK to continental Europe in order to reduce capital expenditure on new pallets. ROCI was 23%.

CHEP Asia-Pacific's BVA fell by US$28 million due to substantial production declines in the Australian automotive sector, supply chain destocking which increased storage and handling costs, costs incurred in developing new service centres and the start up investments in China and India, and the full year impact of a regional management structure. Average Capital Invested in CHEP Asia-Pacific increased due to the investment in pooling equipment to support growth in China and a new RPC contract in Australia. ROCI was 19%.

Recall's BVA fell by US$10 million with improvements in DMS partially offsetting a fall in SDS. BVA was also impacted by an investment in information technology and marketing to support future growth. ROCI was 12%.

Finance costs

Net finance costs were US$120.9 million compared to US$149.5 million in 2008. The reduction in net finance costs reflected lower interest rates on variable rate borrowings, the increase in euro-denominated debt to fund capital repatriations with the equivalent pay-down of higher cost Australian dollar denominated debt, and the impact of foreign exchange translation due to the stronger US dollar. These benefits were partially offset by higher borrowing margins and fees on debt refinanced during the year.

Taxation

Brambles' effective tax rate on Underlying profit for the year was 31.5%, slightly higher than last year's rate of 30.6% due to the effect of higher tax rates in overseas jurisdictions.

The effective tax rate on statutory profit (from continuing operations) for the year was 27.3%, broadly in line with last year's rate of 26.6%, and less than the Australian tax rate of 30% primarily due to the non-tax effect of foreign exchange gains on the repatriation of capital from Europe to Australia.

Cash flow

US$ MILLION	2009	2008	CHANGE (ACTUAL FX RATES)
Continuing operations			
Underlying profit	900.6	1,071.9	(171.3)
Significant items within ordinary activities	(106.4)	(31.5)	(74.9)
Depreciation & amortisation	418.4	458.6	(40.2)
EBITDA	**1,212.6**	**1,499.0**	**(286.4)**
Capital expenditure	(683.8)	(869.4)	185.6
Proceeds from disposals	104.6	133.8	(29.2)
Working capital movement	25.8	41.4	(15.6)
Irrecoverable pooling equipment provision	97.8	91.2	6.6
Provisions / other	(34.6)	(86.0)	51.4
Cash flow from continuing operations	**722.4**	**810.0**	**(87.6)**
Significant items outside ordinary activities	(49.9)	(27.7)	(22.2)
Cash flow from operations	**672.5**	**782.3**	**(109.8)**
Financing costs and tax	(253.0)	(369.7)	116.7
Free cash flow	**419.5**	**412.6**	**6.9**
Dividends paid	(277.6)	(444.8)	167.2
Free cash flow after dividends	**141.9**	**(32.2)**	**174.1**

Free cash flow of US$419.5 million was strong and sufficient to cover US$277.6 million of dividends paid, resulting in US$141.9 million of free cash flow after dividends.

Brambles continues to generate strong operating cash flows. Cash flow from continuing operations was US$722.4 million, an increase of US$8.1 million in constant currency terms. The US$87.6 million reduction in actual currency terms was primarily due to the translation impact of exchange rate movements (US$95.7 million). Lower Underlying profit was more than offset by significantly lower capital expenditure.

Nearly 70% of cash flow from operations was generated in the second half of the year following significant reductions in capital expenditure and working capital. Working capital continues to be tightly controlled across the business. Average debtors days improved from 48 to 46 days partially offset by a reduction in creditor days.

Significant items outside ordinary activities related to the restructuring activities during the year and included US$22.2 million of expenditure on the accelerated scrapping of excess pallets in CHEP USA.

OPERATIONAL AND FINANCIAL REVIEW - CONTINUED

Dividends

The Board has declared a final dividend of 12.5 Australian cents per share, franked to 20%. Including the interim dividend of 17.5 Australian cents per share, total dividends declared for the 2009 financial year were 30.0 Australian cents per share (2008: 34.5 Australian cents per share). The dividends reflect the Board's focus on prudent conservation of cash in the current environment.

A dividend reinvestment plan was introduced with the interim dividend. The Board set the price at which shares are allotted under the Plan as the arithmetic average of the daily volume weighted average sale price of all Brambles shares sold on the Australian Securities Exchange (ASX) in the ordinary course of trading on the ASX during a nominated 10 trading days, less a discount of 2.5%.

Funding and liquidity

Brambles funded its operations during the Year through existing equity, retained cash flow and borrowings, and manages its capital structure so as to be consistent with a solid investment grade credit. Borrowing facilities are generally structured on a multi-currency, revolving basis with maturities ranging to December 2013. Borrowings under the facilities are floating-rate, unsecured obligations with covenants and undertakings typical for these types of arrangements. To reduce foreign exchange risks, borrowings are arranged in the currency of the relevant operating asset to be funded.

Net debt at 30 June 2009 was US$2,143.4 million, down US$282.8 million from 30 June 2008, with positive cash generation after dividends and favourable foreign exchange translation on non-US dollar denominated debt balances evenly contributing to the reduction.

Brambles made excellent progress during 2009 to refinance committed bank facilities well ahead of their scheduled maturity dates. At June 2008, committed bank facilities totalling US$3.0 billion were due to mature in November 2010 (equivalent to US$2.7 billion at June 2009 foreign exchange rates). During 2009, bank facilities of US$1.9 billion were renewed for terms between 3 and 5 years. US$0.7 billion is due to mature in November 2010.

At 30 June 2009, undrawn committed bank facilities totalled US$1.2 billion. Expected improvements in cash generation, mainly due to a focus on reducing capital expenditure, and these undrawn committed facilities should provide additional scope to reduce the amount of future refinancing requirements.

To further improve liquidity, Brambles accessed the US private placement debt market in May 2009 and raised US$110 million for tenors of 5, 7 and 10 years.

The average term to maturity of total credit facilities increased from 2.2 years at June 2008 to 3.3 years at June 2009.

The Dividend Reinvestment Plan participation rate for the 2009 interim dividend was 35% and provided US$62 million of additional liquidity.

Key financial ratios continue to reflect the strong balance sheet position and remain well within the financial covenants included in Brambles' major financing agreements, with net debt to EBITDA at 1.8x and EBITDA interest cover at 10.0x.

Risk management

Brambles is exposed to a variety of market based and financial risks (refer to Principle 7, page 28), including exposure to fluctuating interest and exchange rates, liquidity risks, changing economic conditions, technological and industry based risks, competitive environment, counterparty credit risks and regulatory changes which, either singularly or collectively, may affect revenue, cost structure or value of assets within the business, all of which are difficult to quantify.

Brambles' policies with respect to interest and exchange rate risk and appropriate hedging instruments are described below and further information is contained in Note 30 (page 105) to the Financial Statements including a sensitivity analysis (page 107 and page 110) with respect to these financial instruments. Brambles' centralised treasury function is responsible for the management of these risks within Brambles.

Standard financial derivatives are used by Brambles to manage financial exposures in the normal course of business. Dealings in financial derivatives are restricted through a set of delegated authorities approved by the Board. No derivatives are used for speculative purposes. In addition, derivatives are transacted predominantly with relationship banks which have a reasonable understanding of Brambles' business operations. Furthermore, individual credit limits are assigned to those banks, thereby limiting exposure to credit-related losses in the event of non-performance by a counterparty.

Interest rate risk

Brambles' interest rate risk policy is designed to reduce volatility in funding costs through prudent selection of hedging instruments. This policy includes maintaining a mix of fixed and floating-rate instruments within a target band, over a certain time horizon. In some cases, interest rate derivatives are used to achieve this result synthetically. The present policy is to require the level of fixed rate debt to be within 40% to 70% of total forecast debt arising over a 12 month period, progressively decreasing to 0% to 50% for debt maturities extending beyond three years.

As at 30 June 2009, 41% of Brambles' weighted average interest-bearing debt over the next 12 months was at fixed interest rates (48% in 2008). The weighted average period was 3.6 years (3.2 years in 2008). The fair value of all interest rate swap instruments was US$18.1 million net loss.

Foreign exchange risk

Foreign exchange exposures are managed from a perspective of protecting shareholder value. Exposures generally arise in either of two forms:

- transaction exposures affecting the value of transactions translated back to the functional currency of the subsidiary; and
- translation exposures affecting the value of assets and liabilities of overseas subsidiaries when translated into US dollars.

Under Brambles' foreign exchange policy, foreign exchange hedging is mainly confined to hedging transaction exposures where they exceed a certain threshold, and as soon as a defined exposure arises. Within Brambles, exposures may arise with external parties or, alternatively, by way of cross-border intercompany transactions. Forward foreign exchange contracts are primarily used for these purposes. In Brambles' context, these exposures are not significant given the nature of its operations.

Translation exposures are mitigated by matching the currency of debt with that of the asset. Except for a small amount of balance sheet hedge borrowing in euro, Brambles does not hedge currency exposures incurred on foreign currency profits and net investment balances.

At the end of the financial year, the fair value of foreign exchange instruments was US$0.5 million net gain.

RELATIVE STRENGTH OF MAJOR CURRENCIES AGAINST THE US DOLLAR

AUSTRALIAN DOLLAR


1.00
0.90
0.80
0.70
0.60
JUN 07
DEC 07
JUN 08
DEC 08
JUN 09

EURO


1.60
1.50
1.40
1.30
1.20
JUN 07
DEC 07
JUN 08
DEC 08
JUN 09

STERLING


2.10
1.90
1.70
1.50
1.30
JUN 07
DEC 07
JUN 08
DEC 08
JUN 09

— Average exchange rate

BOARD OF DIRECTORS


1.
2.
3.
4.
5.
6.
7.
8.
9.

1. GRAHAM KRAEHE AO
Non-executive Chairman

2. MIKE IHLEIN
Chief Executive Officer

3. LIZ DOHERTY
Chief Financial Officer

4. TONY FROGGATT
Non-executive Director

5. DAVID GOSNELL
Non-executive Director

6. STEPHEN JOHNS
Non-executive Director

7. CAROLYN KAY
Non-executive Director

8. LUKE MAYHEW
Non-executive Director

9. BRIAN SCHWARTZ AM
Non-executive Director

GRAHAM KRAEHE AO | NON-EXECUTIVE CHAIRMAN (INDEPENDENT)
Chairman of the Nominations Committee and member of the Remuneration Committee
Rejoined the Board in December 2005, was appointed Deputy Chairman in October 2007 and Chairman in February 2008. He is currently a member of the Board of the Reserve Bank of Australia, Chairman of Bluescope Steel Limited and a director of Djerriwarrh Investments Limited. Graham was a Non-executive Director of Brambles from December 2000 until March 2004, when he retired due to commitments in his past role as Chairman of National Australia Bank Limited. He has also been the Managing Director and Chief Executive Officer of Southcorp Limited and a non-executive director of News Corporation. Graham has a Bachelor of Economics degree from Adelaide University. He is an Officer of the Order of Australia. Age 66.

MIKE IHLEIN | CHIEF EXECUTIVE OFFICER
Chairman of the Executive Leadership Team
Joined Brambles as Chief Financial Officer in March 2004 and became Chief Executive Officer in July 2007. Previously, he had a long career with Coca-Cola Amatil Limited (and related companies), where he was Chief Financial Officer (1997–2004), Managing Director of Coca-Cola Amatil Poland (1995–97) and had previously held a number of senior business development and treasury roles within that company. Mike holds a Bachelor of Business Studies (Accounting) from the University of Technology, Sydney. He is also an Associate Member of the Australian Institute of Company Directors, a CPA Australia and a member of Financial Services Institute of Australasia (Finsia). Age 54.

LIZ DOHERTY | CHIEF FINANCIAL OFFICER
Member of the Executive Leadership Team
Joined Brambles as Chief Financial Officer and Executive Director in December 2007. She is currently a non-executive director of SABMiller plc. Liz was Group International Finance Director at Tesco plc from 2001 to 2007. She previously had a long career with Unilever plc in increasingly senior operating finance roles based in a number of locations, including Asia and Europe. She holds a First Class Bachelor of Science Degree from University of Manchester, UK. Liz is a Fellow of the Chartered Institute of Management Accountants (FCMA) and a Fellow of the RSA. Age 51.

TONY FROGGATT | NON-EXECUTIVE DIRECTOR (INDEPENDENT)
Member of the Nominations Committee and the Remuneration Committee
Joined Brambles as a Non-executive Director in June 2006. Currently a non-executive director of AXA Asia Pacific Holdings Limited and Billabong International Limited. Previously, he was Chief Executive of Scottish & Newcastle plc from May 2003 to October 2007. Tony began his career with the Gillette Company and has held a wide range of sales, marketing and general management positions in many countries with major consumer goods companies including HJ Heinz, Diageo and Seagram. He holds a Bachelor of Law degree from Queen Mary College, London and an MBA from Columbia Business School, New York. Age 61.

DAVID GOSNELL | NON-EXECUTIVE DIRECTOR (INDEPENDENT)
Member of the Audit Committee
Joined Brambles as a Non-executive Director in June 2006. He is Managing Director of Global Supply and Procurement for Diageo plc, leading a global team of 9,000 people across manufacturing, logistics and technical operations as well as managing Diageo's multi-billion dollar procurement budget. Prior to joining Diageo, Mr Gosnell spent 20 years at HJ Heinz where he served on the UK board and held various European operational positions. He holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, England. Age 52.

STEPHEN JOHNS | NON-EXECUTIVE DIRECTOR (INDEPENDENT)
Chairman of the Audit Committee and member of the Nominations Committee
Joined Brambles as a Non-executive Director in August 2004. He is currently a non-executive director of the Westfield Group; Chairman of Spark Infrastructure Group and a director of Sydney Symphony Limited. Previously Stephen had a long executive career with Westfield where he held a number of positions including that of Finance Director from 1985 to 2002. He has a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia. Age 62.

CAROLYN KAY | NON-EXECUTIVE DIRECTOR (INDEPENDENT)
Member of the Audit Committee
Joined Brambles as a Non-executive Director in June 2006. She is a director of Commonwealth Bank of Australia Limited and The Sydney Institute and an External Board Member of Allens Arthur Robinson. Carolyn has had extensive experience in international finance at Morgan Stanley in London and Melbourne, JP Morgan in New York and Melbourne and Linklaters & Paines in London. She holds Bachelor Degrees in Law and Arts from the University of Melbourne and a Graduate Diploma in Management from the AGSM. Carolyn is a Fellow of the Australian Institute of Company Directors, a member of Chief Executive Women and was awarded a Centenary Medal for services to Australian society in business leadership. Age 48.

LUKE MAYHEW | NON-EXECUTIVE DIRECTOR (INDEPENDENT)
Chairman of the Remuneration Committee
Joined Brambles as a Non-executive Director in August 2005. He is a non-executive director of WH Smith plc and Chairman of Pets at Home Group Limited. Luke was Managing Director of John Lewis, the UK's leading department store business, from 2000 to 2004 and Director of Research and Expansion at John Lewis Partnership plc, which also includes the Waitrose supermarket operation, from 1992 to 2000. He previously held senior positions at Thomas Cook and British Airways and was Chief Executive of Shandwick's European business. He has a Bachelor of Arts (Honours) degree from Oxford University and a Master of Economics degree from the University of London. Luke is the Chairman of the British Retail Consortium. Age 56.

BRIAN SCHWARTZ AM | NON-EXECUTIVE DIRECTOR (INDEPENDENT)
Member of the Audit Committee
Joined Brambles as a Non-executive Director in March 2009. Currently a non-executive director of Insurance Australia Group Limited and the Westfield Group. He is also Deputy Chairman of Football Federation Australia and a member of the Federal Government's Multicultural Advisory Council. In March 2009 he retired as CEO of Investec Bank (Australia) Limited, although he remains as a consultant to the bank. Having joined Ernst & Young in 1979, Brian became a partner in 1985. From 1998 to 2004 he was CEO of Ernst & Young Australia and a member of the Ernst & Young Global Executive Board. Brian is a Fellow of the Institute of Chartered Accountants in Australia. Age 56.

EXECUTIVE LEADERSHIP TEAM


1.
2.
3.
4.
5.
6.
7.
8.

1. MIKE IHLEIN
Chief Executive Officer

2. LIZ DOHERTY
Chief Financial Officer

3. TOM GORMAN
Group President, CHEP EMEA

4. JASPER JUDD
Senior Vice-President
– Strategic Development

5. ELTON POTTS
Group President and Chief
Operating Officer, Recall

6. KEVIN SHUBA
Group President, CHEP Americas

7. NICK SMITH
Senior Vice President
– Human Resources

8. CRAIG VAN DER LAAN
Group President, CHEP Asia-Pacific
Global Head of Mergers
& Acquisitions

MIKE IHLEIN | CHIEF EXECUTIVE OFFICER
Chairman of the Executive Leadership Team
Joined Brambles as Chief Financial Officer in March 2004 and became Chief Executive Officer in July 2007. Previously, he had a long career with Coca-Cola Amatil Limited (and related companies), where he was Chief Financial Officer (1997–2004), Managing Director of Coca-Cola Amatil Poland (1995–97) and had previously held a number of senior business development and treasury roles within that company. Mike holds a Bachelor of Business Studies (Accounting) from the University of Technology, Sydney. He is also an Associate Member of the Australian Institute of Company Directors, a CPA Australia and a member of Financial Services Institute of Australasia (Finsia). Age 54.

LIZ DOHERTY | CHIEF FINANCIAL OFFICER
Joined Brambles as Chief Financial Officer and Executive Director in December 2007. She is currently a non-executive director of SABMiller plc. Liz was Group International Finance Director at Tesco plc from 2001 to 2007. She previously had a long career with Unilever plc in increasingly senior operating finance roles based in a number of locations, including Asia and Europe. She holds a First Class Bachelor of Science Degree from University of Manchester, UK. Liz is a Fellow of the Chartered Institute of Management Accountants (FCMA) and a Fellow of the RSA. Age 51.

TOM GORMAN | GROUP PRESIDENT, CHEP EMEA
Tom joined Brambles in March 2008. Previously, he had a long career with the Ford Motor Company, and served as President Ford Australia from March 2004 until January 2008. His previous roles at Ford included General Sales Manager; Executive Director, North America Fleet, Lease and Remarketing Operations; Executive Director, Business Development; and Finance Director, Ford France. Before joining Ford, he worked for the Bank of Boston. Tom graduated from Tufts University in 1982 with a Bachelor of Arts degree in Economics and International Relations and in 1987 he graduated from Harvard Business School with a Master of Business Administration with distinction. Age 49.

JASPER JUDD | SENIOR VICE-PRESIDENT – STRATEGIC DEVELOPMENT
Jasper joined Brambles in 2002. He served as Acting Chief Financial Officer following Mike Ihlein's appointment as Chief Executive Officer in July 2007 and, before that, was Group Financial Controller for about four years. His previous roles were Interim Senior Vice President and Chief Financial Officer, CHEP Europe and General Manager, Finance & Administration. Before joining Brambles, he was Chief Financial Officer of Brainspark plc and held senior financial positions at a number of other companies including Booker plc. Jasper is a member of the Institute of Chartered Accountants in England and Wales and graduated from Cambridge University with a Master of Arts (Hons). Age 48.

ELTON POTTS | GROUP PRESIDENT AND CHIEF OPERATING OFFICER, RECALL
Elton joined Brambles in 2002 as Vice President, Controller for CHEP USA. That same year he was appointed Vice President, Asset Management for CHEP USA, and later became Senior Vice President, Asset Management for CHEP USA in 2003. In December 2006 he was appointed Chief Operating Officer of Recall and then appointed President and Chief Operating Officer of Recall in April 2007. Before joining Brambles, Elton held various operations and finance roles with Owens-Corning and Newell Rubbermaid. He holds a degree in Financial Management from Clemson University and an MBA from Capital University. Age 45.

KEVIN SHUBA | GROUP PRESIDENT, CHEP AMERICAS
Kevin has worked with CHEP since 1996, serving as President, CHEP USA from November 2006 until his appointment to his current role in February 2008. His previous roles at CHEP include Senior Vice President, New Business Development and Senior Vice President, Sales & Business Development. Before CHEP, he worked for insurance company Mason-McBride Inc from 1994 to 1996 and Baxter Healthcare Corporation from 1987 to 1994. Kevin attended the United States Military Academy at West Point, graduating in 1981 with a Bachelor of Science degree in Engineering. He served in various command and staff positions in the United States Army from 1981 to 1986. Age 50.

NICK SMITH | SENIOR VICE PRESIDENT – HUMAN RESOURCES
Nick joined Brambles in November 2007. Previously, Nick was the Group Human Resources Director for Inchcape plc, the international automotive retail group. Prior to this Nick spent a number of years in the telecommunications industry, firstly with British Telecom plc, and then Cable & Wireless plc. During this period, Nick spent three years working for Cable & Wireless Optus in Australia, where he was Human Resources Director. He has also worked for KPMG and Macquarie Bank. Nick is a qualified management accountant, and has a BSc (Econ) in International Politics and an MBA. Age 48.

CRAIG VAN DER LAAN | GROUP PRESIDENT, CHEP ASIA-PACIFIC GLOBAL HEAD OF MERGERS & ACQUISITIONS
Craig joined Brambles in 2001 and, having served continuously as a member of Brambles' global Executive Leadership Team, was appointed to his current role in February 2008. His previous roles with Brambles include Group General Counsel, Group Company Secretary and global head of Human Resources. Prior to joining Brambles, he was a General Counsel to, and Company Secretary of, the Westfield Group. He holds degrees in Law (LLB (Hons)) and Arts (BA) from the University of Sydney. Age 44.

CORPORATE GOVERNANCE STATEMENT

INTRODUCTION
Brambles is a global provider of support services and operates in over 45 countries, with a primary listing on the ASX and a secondary listing on the LSE. It is therefore subject to an extensive range of legal, regulatory and governance requirements. Brambles is committed to observing the requirements applicable to publicly listed companies in Australia and the requirements applicable to companies with a secondary listing in the UK. The Board is conscious that best practice in the area of corporate governance is continuously evolving, and will therefore continue to anticipate and respond to further corporate governance developments.

This Corporate Governance Statement outlines the key components of Brambles' governance framework as at 20 August 2009, by reference to the ASX Corporate Governance Council Corporate Governance Principles and Recommendations (CGPR). During the year ended 30 June 2009, the Board believes Brambles met or exceeded all the requirements of the CGPR.

A checklist summarising Brambles' compliance with the CGPR is included at the end of this Statement. Various documents referred to in this Statement have been posted in the "Corporate Governance" section of the Brambles website at www.brambles.com. The checklist includes more detailed guidance on the location of all the governance-related documents available at www.brambles.com.

PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1 Role of the Board and executive management

1.1.1 ROLE OF THE BOARD AND EXECUTIVE MANAGEMENT
The Board has overall responsibility for overseeing the effective management and control of the Group on behalf of Brambles' shareholders, and supervising executive management's conduct of the Group's affairs within a control and authority framework which is designed to enable risk to be prudently and effectively assessed and monitored.

The Board has adopted a schedule of matters reserved to it for decision, a copy of which can be found at www.brambles.com, and further details of which are in section 1.1.2.

The roles of the Chairman and executive management, led by the Chief Executive Officer, are separated and clearly defined:
— the Chairman, Graham Kraehe, is responsible for leadership of the Board, setting the Board's agenda, conducting Board meetings, facilitating effective communication with shareholders and the conduct of shareholder meetings; and
— executive management, led by the Chief Executive Officer, Mike Ihlein, has been delegated responsibility for the management of Brambles within the control and authority framework referred to above. The levels of authority for management are periodically reviewed by the Board and are documented. The Chief Executive Officer is assisted by the Executive Leadership Team.

The Non-executive Directors constructively challenge the development of strategy. They review the performance of management in meeting agreed objectives and monitor the reporting of performance. They have a prime role in appointing and where necessary, recommending the removal of, Executive Directors, and in their succession planning.

The structure of the Board ensures that no individual or group of individuals dominates the Board's decision-making process.

The Brambles Executive Leadership Team assists in implementing Brambles' strategic direction, and ensuring its resources are well managed. The Team has a range of responsibilities, which include:
— reviewing business and corporate strategies;
— formulating major policies in areas such as succession planning and talent management, human and capital resources management, information technology, risk management, communications and post-investment project reviews;
— leading initiatives which may from time to time vary but include:
  > Zero Harm;
  > development of strategy; and
  > innovation
— leading the implementation of change processes.

Biographical details for the members of the Executive Leadership Team are shown on page 21.

1.1.2 RESPONSIBILITIES OF THE BOARD
The Board is responsible for setting the Group's overall strategic objectives, facilitating the provision of appropriate financial and human resources to meet these objectives and reviewing executive management's performance.

The schedule of matters reserved to the Board for decision includes, among other matters:
— the establishment of the Group's overall strategic direction and strategic plans for the major business units;
— the approval of budgets, financial objectives and policies, and significant capital expenditure;
— the approval of Brambles' financial statements and published reports;
— the establishment and annual review of the effectiveness of Brambles' systems of internal control and risk management processes; and
— the appointment of key senior executives.

The Board has delegated some of its responsibilities to the Audit, Nominations and Remuneration committees. The charters of the Board committees also require certain matters to be approved by the Board including, among other matters, the executive remuneration policy and the appointment of the external auditors. The Board is also supported by the Executive Leadership Team and the Group Risk Committee, which are management committees. Details of these Board and executive management committees are set out in sections 1.1.1, 2.4, 4.1, 7.2.3 and 8.1 and the committee charters can be found at www.brambles.com.

1.1.3 ALLOCATION OF INDIVIDUAL RESPONSIBILITIES
Formal letters of appointment, which are contracts for service but not contracts of employment, have been put in place for all Non-executive Directors. The letters set out the key terms and conditions of their engagement, including time commitments, corporate expectations and, if appropriate, any special duties or assignments. A template letter of appointment for a Non-executive Director is available at www.brambles.com.

Senior executives have employment contracts setting out their term of office, rights and responsibilities and entitlements on termination, and job descriptions setting out their duties.

1.2 Performance evaluation of senior executives

Brambles has a well established performance management and development planning process, which is used throughout the Group. The process involves objective setting consistent with Brambles' remuneration policy and targets, for cash and equity-based incentive plans set by the Remuneration Committee. Personal development planning, half year reviews and full year appraisals feed into a performance rating, leading to the assessment of annual bonuses. Senior executives (including Executive Directors and the Executive Leadership Team) all participate in this process, which is overseen by the Remuneration Committee.

Performance evaluations for senior executives, including Executive Directors and the Executive Leadership Team, were carried out during the Year in accordance with this process.

1.2.1 INDUCTION OF SENIOR EXECUTIVES

Business units have procedures for the induction of senior executives, to assist them in participating fully and actively in management decision-making at the earliest opportunity after commencing their new roles.

PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE

At the date of the Directors' Report, the Board consists of nine members, with two Executive Directors (the Chief Executive Officer and the Chief Financial Officer) and seven Non-executive Directors. The biographies for each of the current Directors, shown on page 19, indicate the breadth of their business, financial and international experience. This gives the Directors the range of skills, knowledge and experience essential to govern Brambles, including an understanding of the health, safety, environmental and community related issues which it faces. The Board considers that its current composition reflects an appropriate balance of Executive and Non-executive Directors.

The table below sets out the names of the Directors in office at the date of the Directors' Report; the year of their most recent election by shareholders, their status as Executive or Non-executive Directors, whether the Board considers that they are independent Directors, whether they will retire and seek re-election at the 2009 AGM, and when they are next due for re-election.

2.1 Independent Directors

2.1.1 INDEPENDENT DECISION-MAKING

The Board recognises the importance of independent judgement and constructive debate on all issues under consideration. With the approval of the Chairman, Directors may take independent professional advice at Brambles' expense in the furtherance of discharging their duties and responsibilities. None of the Directors availed themselves of this right during the Year.

The Chairman holds meetings with the Non-executive Directors from time to time, including meetings at scheduled sessions, without the presence of the Executive Directors or other executives. The Non-executive Directors meet without the Chairman present on such occasions as may be considered appropriate.

2.1.2 INDEPENDENT DIRECTORS

The Board has considered the independence of each of the Directors in office as at the date of the Directors' Report and concluded that all Non-executive Directors are independent. Therefore the Board has a majority of independent directors. In reaching this conclusion, the Board had regard to the relationships set out in Box 2.1 of the CGPR and noted that one of these relationships exists.

Carolyn Kay is a director of the Commonwealth Bank of Australia (CBA), which is a substantial shareholder of Brambles. The Board noted that the most recent substantial shareholder notice issued by CBA provided that, except for 143,784 shares (being 0.01% of Brambles' issued share capital at the date of this Statement), CBA's relevant interests in Brambles shares are exercised either as a superannuation trustee; a life company holding statutory funds; a responsible entity or manager of a managed investment scheme; under an investment mandate; by external managers unrelated to the CBA group; or subject to client direction. The Board does not consider that Carolyn Kay's relationship with CBA gives rise to any actual or perceived loss of independence on her part because of the manner in which CBA's relevant interests in Brambles shares are held. In considering the matters in Box 2.1 of the CGPR, the Board considered that a customer was material if it accounted for more than 2% of Brambles' consolidated gross revenue and that a supplier was material if Brambles accounts for more than 2% of the supplier's consolidated gross revenue.

NAME	YEAR APPOINTED	YEAR LAST ELECTED[1]	EXECUTIVE OR NON-EXECUTIVE	INDEPENDENT	SEEKING ELECTION/ RETIRING AND SEEKING RE-ELECTION IN 2009	NEXT DUE FOR RE-ELECTION
G J Kraehe AO	2005[2]	2006	Non-executive	Yes	Yes	2009
M E Doherty	2007	2008	Executive	No	No	2011
A G Froggatt	2006	2008	Non-executive	Yes	No	2011
D P Gosnell	2006	2008	Non-executive	Yes	No	2011
M F Ihlein	2004	2008	Executive	No	No	2011
S P Johns	2004	2007	Non-executive	Yes	Yes	2009
S C H Kay	2006	2006	Non-executive	Yes	Yes	2009
C L Mayhew	2005	2007	Non-executive	Yes	No	2010
B M Schwartz AM	2009	–	Non-executive	Yes	Yes	–

[1] For the purposes of this table, the date of last election is the date the relevant Director was last elected to the Boards of Brambles or BIL and BIP.

[2] Graham Kraehe also served as a director from 2000 to 2004, then re-joined the Board in 2005.

CORPORATE GOVERNANCE STATEMENT - CONTINUED

2.1.3 REGULAR ASSESSMENTS
Directors are required to complete a declaration of interest form prior to their appointment. This form is tabled at the Board meeting to consider the appointment of the relevant Director. If their circumstances change or they acquire any office, property or interest which may conflict with their office as a Director of Brambles or the interests of Brambles, Directors are required to disclose its character and extent in writing at the next Board meeting. The Board also makes an annual assessment of the independence of each Non-executive Director. If the Board concludes that a Director has lost their status as an independent director, that conclusion will be advised to the market in a timely manner.

Directors are generally not entitled to attend any part of a Board meeting, or to vote on any matter, in which they have a material personal interest unless the other Directors unanimously decide otherwise. In appropriate cases, Directors may be required to absent themselves from a meeting of the Board while such a matter is being considered.

2.2 Independent Chairman

The Board has concluded that the Chairman is independent and that his other positions do not prevent him from devoting sufficient time to perform the role effectively. As the Chairman is independent, the Board does not consider it necessary to appoint a lead independent director.

The Chairman is responsible for facilitating the effective contribution of Non-executive Directors, who are to receive accurate, timely and clear information so that they may effectively discharge their duties and responsibilities. The Chairman is also responsible for fostering constructive relations between Executive and Non-executive Directors.

2.3 Roles of Chairman and Chief Executive Officer

The roles of Chairman and Chief Executive Officer are exercised by two different individuals and are clearly documented, as discussed in section 1.1.1 of this Statement. The Chairman does not have a history of employment with Brambles.

2.4 Nominations Committee

2.4.1 PURPOSE OF THE NOMINATIONS COMMITTEE
The objective of the Nominations Committee is to support and advise the Board in fulfilling its responsibilities to shareholders in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of Directors.

2.4.2 CHARTER
A copy of the Nominations Committee's Charter giving full details of its duties and responsibilities can be found at www.brambles.com.

The Nominations Committee's Charter also sets out its composition, structure, membership requirements and the procedures for inviting non-members to attend meetings. The Committee is authorised to seek any information it requires from any Group employee or from any other source, including obtaining outside legal or other independent professional advice.

2.4.3 COMPOSITION OF THE NOMINATIONS COMMITTEE
The Nominations Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent. The members of the Nominations Committee are Graham Kraehe (Committee Chairman), Stephen Johns and Tony Froggatt.

Details of Nominations Committee meetings held during the Year and attendance at those meetings, are set out in the Directors' Report – Other Information on page 50.

2.4.4 RESPONSIBILITIES
The Nominations Committee discharges its responsibilities by meeting regularly throughout the year and, among other matters:

- assessing periodically the skills required to discharge competently the Board's duties, having regard to the strategic direction of the Group, and assessing the skills currently represented on the Board to determine whether those current skills meet the required skills identified;
- reviewing the structure, size and composition (including the balance of skills, knowledge and experience) of the Board and the effectiveness of the Board as a whole, and keeping under review the leadership needs of Brambles, both executive and non-executive, with a view to ensuring the continued ability of Brambles to compete effectively in the marketplace;
- preparing a description of the role and capabilities required for any Board appointment, identifying suitable candidates to fill Board vacancies as and when they arise and nominating candidates for the approval of the Board;
- ensuring that, in determining the process for the identification of suitable candidates for appointment:
  - a search is undertaken by an appropriately qualified independent third party acting on a brief prepared by the Committee which identifies the skills sought;
  - the search is international, extending to those countries in which candidates with the necessary skills would ordinarily be expected to be found; and
  - candidates are considered from a wide range of backgrounds;
- ensuring that, on appointment, Non-executive Directors receive a formal letter of appointment, setting out the time commitment and responsibilities envisaged in the appointment;
- on any re-appointment of a Non-executive Director on the conclusion of their specified term of office, undertaking a process of review of the retiring Non-executive Director's performance during the period from their appointment or most recent reappointment, as the case may be, to the Board;
- reviewing annually the time commitment required of Non-executive Directors and carrying out performance evaluations to assess whether the Non-executive Directors are devoting enough time to fulfilling their duties; and
- giving full consideration to appropriate succession planning, satisfying itself that processes and plans are in place in relation to both Board (particularly for the key roles of Chairman and Chief Executive Officer) and other senior executive appointments.

2.4.5 SELECTION AND APPOINTMENT PROCESS AND RE-ELECTION OF DIRECTORS
The Board is conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level. This requires the Board to assess periodically the skills and expertise necessary to meet Brambles' demands. The Nominations Committee assists the Board in this process, which ordinarily involves the identification of the need for a new appointee and suitable candidates, the preparation of a brief including a description of the role and capabilities required and the engagement of independent recruitment organisations.

Board renewal has been ongoing over the past several years. During the second half of the 2008 year, the Board, with the assistance of the Nominations Committee, conducted a review of its skills set (including its geographic experience) and appointed Brian Schwartz as a

Non-executive Director in March 2009. In addition, the Board will continue to seek to appoint new members in future years to succeed existing Directors as they retire, ensuring an appropriate balance of skills and experience is maintained.

A Non-executive Director's formal letter of appointment (see section 1.1.3) sets out, among other things, the time commitment required and specifies that the Director should consult with the Chairman before accepting any additional commitments which may impact on their role. Each Non-executive Director standing for election or re-election at the 2009 Annual General Meeting has considered their other significant commitments and specifically acknowledged to Brambles that they will have sufficient time to meet what is expected of them as Directors of Brambles. Details of the number of Board and committee meetings held during the Year, and attendance at those meetings by each of the Directors and committee members, are set out in the Directors' Report – Other Information on page 50.

Directors are appointed for an unspecified term, but are subject to election by shareholders at the first general meeting after their initial appointment by the Board. No Director may serve for more than three years without being re-elected by shareholders. Re-appointment is not automatic. The Board reviews whether retiring Directors should stand for re-election, having regard to their performance and the contribution of their individual skills and experience to the desired overall composition of the Board.

The Non-executive Directors' formal letters of appointment confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served.

2.5 Process for evaluating the performance of the Board, its committees and Directors

The Board and its committees carry out both internal and external evaluations, with the form of evaluation being determined each year. For the Year, the Board undertook an enhanced internal evaluation of its performance as a whole and the performance of each of its committees as well as an evaluation of the performance of individual Non-executive Directors. The evaluations involved the completion of a questionnaire by each of the Directors and executive management on matters relevant to the performance of the Board, its committees and the Non-executive Directors. The Board and committee reviews were subsequently presented to, and reviewed by, the Board and each committee respectively. The Chairman reviewed the results of each individual Director's performance evaluation with that Director. The Chairman's performance evaluation was reviewed with him by the Chairman of the Audit Committee.

2.5.1 INDUCTION AND EDUCATION

Newly appointed Directors receive appropriate induction and training, specifically tailored to their needs. Appointees are provided with an information pack including governance policies and business information, taken to visit operating sites, hold meetings with major shareholders and receive presentations on Brambles' businesses and functions by its business unit leaders and functional heads.

On an ongoing basis, Directors participate in various seminars and conferences held by industry and professional bodies. In addition, Board meetings regularly include sessions on recent developments in governance and corporate matters, operational site visits and meetings with major customers.

2.5.2 ACCESS TO INFORMATION

The Board receives accurate, timely and clear information so that it may effectively discharge its duties and responsibilities.
Where necessary, Directors seek clarification or request the provision of further information to assist with their decision-making processes. The Board committee charters document the committees' unrestricted rights to seek information from any Group employee or from any other source. Presentations to the Board are frequently made by senior executives.

2.5.3 THE BOARD AND THE COMPANY SECRETARY

The Board is assisted by the Company Secretary who, under the direction of the Chairman, is responsible for facilitating good information flows within the Board and its committees and between senior executives and Non-executive Directors, as well as the induction of new Directors and the ongoing professional development of all Directors. The Company Secretary is responsible for monitoring compliance with the Board's procedures and for advising the Board, through the Chairman, on all governance matters. All Directors have access to the advice and services of the Company Secretary, whose appointment and removal is a matter for the Board.

The Company Secretary is Robert Gerrard. His qualifications and experience are set out on page 49.

PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING

3.1 Establish a code of conduct

Brambles has a Code of Conduct, which provides an ethical and legal framework for all employees in the conduct of Brambles' business. During the Year, Brambles amended its Code of Conduct, taking into account the suggestions for the content of a code of conduct in Box 3.1 of the CGPR. Brambles' Code of Conduct includes the following schedules:

- Corporate Social Responsibility Policy;
- Speaking Up Policy;
- Continuous Disclosure and Communications Policy;
- Group Guidelines for Serious Incident Reporting;
- Environmental Policy;
- Competition Compliance Policy;
- Health and Safety Policy;
- Securities Trading Policy;
- Risk Management; and
- Guidelines for Document Management.

The policies listed above set out the reporting responsibilities of specified individuals, or in some cases, all employees. The Audit Committee is responsible for monitoring compliance with the Speaking Up Policy and at each meeting receives a report on investigations into any matters raised under that policy. A copy of the Code of Conduct is at www.brambles.com.

3.1.1 PURPOSE OF THE CODE OF CONDUCT

The Code of Conduct defines how Brambles relates to its shareholders, employees, customers, suppliers and the community. It includes Brambles' general principles on business integrity. All employees are expected to conduct business in accordance with the laws and regulations of the countries in which the business is located, and in a manner so as to enhance the reputation of Brambles.

CORPORATE GOVERNANCE STATEMENT - CONTINUED

3.1.2 APPLICATION OF THE CODE OF CONDUCT
The Code of Conduct has been translated into several languages, so that it can be used to form part of employees' terms and conditions of employment. Non-executive Directors are required to agree to comply with the Code of Conduct and to acknowledge that their performance assessments will include an element on conformity with the Code.

The Code of Conduct is not intended to be all-encompassing. There are areas in which Brambles expects its businesses to develop detailed policies in accordance with local requirements. The Code of Conduct provides a set of guiding principles that may be supplemented with additional local policies. It provides a common behavioural framework.

Brambles implements the Code of Conduct through a variety of induction and training programs. During the Year, ongoing training took place with the aim of enhancing employees' compliance with certain of the policies under the Code.

The Code of Conduct requires Brambles' contractors to adhere to Brambles' health and safety, environmental and serious incident reporting standards and requires consultants or professional advisers who are engaged to undertake work for the Group to comply with the Continuous Disclosure and Communications Policy.

3.2 Securities trading policy
Details of Brambles Limited securities held by Directors are set out on pages 42, 43 and 45. The Board has put in place a Securities Trading Policy covering dealings in securities by:
- Directors;
- senior executives;
- all individuals located in Brambles' Headquarters;
- any other person who is notified that they are subject to the policy from time to time; and
- their related persons.

(collectively Designated Persons). The Securities Trading Policy was updated at the beginning of the Year, taking into account the suggestions for the content of a trading policy in Box 3.2 of the CGPR.

The policy is designed to ensure that shareholders, customers and the international business community have confidence that Brambles' Directors and senior executives are expected to comply with the law and best practice in corporate governance, and handle confidential information lawfully and with integrity. It can be found at www.brambles.com.

Under the Securities Trading Policy, Designated Persons are required to obtain approval before dealing in Brambles Limited's securities, and are prohibited from such dealing at certain times, other than in exceptional circumstances, and then only where the Designated Person declares that he or she does not possess any price sensitive, non-public information.

Any dealings in Brambles Limited securities by a Director or a member of the Executive Leadership Team must be reported to Brambles within two business days of effecting such dealings. The ASX and a UK regulatory information service are notified of these transactions within applicable time limits.

The Securities Trading Policy applies to Brambles' equity-based awards under the incentive plans described in the Remuneration Report. The policy prohibits Designated Persons from acquiring financial products or entering into arrangements which have the effect of limiting exposure to the risk of price movements of Brambles securities.

The Securities Trading Policy also prohibits Designated Persons from using their securities in Brambles Limited as security for a margin loan.

Brambles takes compliance with the Securities Trading Policy seriously. A breach of the policy by any employee will be regarded as a breach of their conditions of employment and may result in termination.

PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

4.1 Establish an Audit Committee
Brambles confirms that, in accordance with ASX Listing Rule 12.7, it has had an Audit Committee throughout the Year.

4.1.1 PURPOSE OF THE AUDIT COMMITTEE
The objective and purpose of the Audit Committee is to assist the Board in fulfilling its corporate governance and oversight responsibilities by:
- monitoring and reviewing:
  - > the integrity of financial statements;
  - > internal financial controls;
  - > the objectivity and effectiveness of the internal auditors; and
  - > the independence, objectivity and effectiveness of the external auditors;
- making recommendations to the Board in relation to the appointment or removal of the external auditors, the approval of their remuneration and the terms of their engagement, including the rotation of external audit engagement partners;
- assessing whether the Committee is satisfied that the independence of the external auditors has been maintained, having regard to any non-audit related services;
- reviewing and monitoring the policy on the engagement of the external auditors to supply non-audit services (set out in the Charter of Audit Independence, a copy of which can be found at www.brambles.com), taking into account relevant legal and ethical guidance regarding the provision of non-audit services by the external auditors; and
- reporting to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

4.2 Structure of the Audit Committee
4.2.1 COMPOSITION OF THE AUDIT COMMITTEE
The Audit Committee has four members and is chaired by Stephen Johns, an independent Director.

4.2.2 IMPORTANCE OF INDEPENDENCE
The Audit Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent.

4.2.3 TECHNICAL EXPERTISE
The Board considers that each of the members of the Audit Committee has recent and relevant financial and accounting experience and an understanding of accounting and financial issues relevant to the industries in which Brambles operates.

The members of the Audit Committee, including details of their relevant qualifications, are as follows:
- Stephen Johns had a long career as a senior executive and director of the Westfield Group, holding a number of positions including that of Finance Director from 1985 until 2002. He holds a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia.

- David Gosnell is the Managing Director of Global Supply and Procurement for Diageo plc. He holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, England.
- Carolyn Kay is a director of CBA and an External Board Member of Allens Arthur Robinson. She holds Bachelor Degrees in Law and Arts from the University of Melbourne and a Graduate Diploma in Management from the AGSM. She is a Fellow of the Australian Institute of Company Directors.
- Brian Schwartz is a non-executive director of Insurance Australia Group Limited and the Westfield Group. He had a long career at Ernst & Young, holding a number of senior positions including that of CEO Ernst & Young Australia from 1998 to 2004. He is a Fellow of the Institute of Chartered Accountants in Australia.

Stephen Johns, David Gosnell and Carolyn Kay were members of the Committee throughout the Year; Brian Schwartz became a member on 23 June 2009, following his appointment to the Board.

4.3 Audit Committee Charter

4.3.1 CHARTER

The Audit Committee has a Charter which includes its duties and responsibilities, composition, structure, membership requirements, authority, access rights and sets out a procedure for inviting non-members to attend its meetings. The Charter requires the Audit Committee to meet with internal and external auditors at least once a year without executive management being present. A copy of the Audit Committee's Charter, which is reviewed annually, can be found at www.brambles.com.

4.3.2 RESPONSIBILITIES

The Audit Committee discharges its responsibilities by meeting regularly throughout the year and, among other matters:

- reviewing, and challenging where necessary, the actions and judgment of management in relation to full-year and half-year financial reports and other announcements relating to those reports prepared for release to the ASX, regulators and the public, before making appropriate recommendations to the Board;
- reviewing the audit plans of the internal auditors, including the scope and materiality level of their audits; monitoring compliance with, and the effectiveness of, the audit plans of the internal auditors; reviewing reports from the internal auditors on their audit findings, management responses and action plans in relation to those findings, and reports from the internal auditors on the implementation of those action plans; and facilitating an open avenue of communication between the internal auditors, the external auditors and the Board;
- reviewing the audit plans of the external auditors, including the nature, scope, materiality level and procedures of their audits; monitoring compliance with, and the quality and effectiveness of, the audit plans of the external auditors; and reviewing reports from the external auditors in relation to their major audit findings, management responses and action plans in relation to those findings, and reports from the external auditors on the implementation of those action plans; and
- reviewing and recommending to the Board the fees payable to the external auditors, monitoring compliance with the Charter of Audit Independence and pre-approving the performance by the external auditors of any non-audit related work and any proposed fees to be paid to the external auditors for that work, as required by the Charter of Audit Independence. The Charter divides non-audit work into three categories: work which must be approved by the Chief Financial Officer (if fees will fall below specified limits); work which must be approved by the Audit Committee; and work which is prohibited. Prior consultation with, and approval of the Chief Financial Officer or Audit Committee, as prescribed by the Charter, is required whenever management recommends that the external auditors undertake non-audit work. Internal accounting, valuation services, actuarial services and internal audit services must not be performed by the external auditors.

The Audit Committee is also responsible for monitoring the Brambles' Speaking Up Policy, that it is communicated properly and complied with throughout Brambles, and for monitoring that appropriate protection against victimisation and dismissal is given to Brambles employees who make certain disclosures in the public interest.

4.3.3 MEETINGS

Details of the number of Audit Committee meetings held during the Year, and attendance at those meetings, are set out in the Directors' Report – Other Information on page 50. Minutes of meetings are included in the papers for the next full Board meeting.

4.3.4 REPORTING

The Chairman of the Audit Committee reports to the Board on the Committee's proceedings and on all matters relevant to the Committee's duties and responsibilities.

PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE

5.1 Establish a continuous disclosure policy

Brambles is committed to the promotion of investor confidence by taking steps within its power to ensure that trading in its securities occurs in an efficient and informed market. Brambles recognises the importance of effective communication as a key part of building shareholder value and that, to prosper and achieve growth, it must, among other matters, earn the trust of shareholders, employees, customers, suppliers and communities, by being open in its communications and consistently delivering on its commitments.

The Board has adopted a Continuous Disclosure and Communications Policy to:

- reinforce Brambles' commitment to the continuous disclosure obligations imposed by law and to describe the processes implemented by it to ensure compliance;
- outline Brambles' corporate governance standards and related processes and ensure that timely and accurate information about Brambles is provided equally to all shareholders and market participants; and
- outline Brambles' commitment to communicating effectively with shareholders and encouraging shareholder participation in shareholder meetings.

The Continuous Disclosure and Communications Policy takes into account the matters listed in Box 5.1 of the CGPR. A copy can be found at www.brambles.com.

To achieve the above objectives and satisfy regulatory requirements, the Board provides information to shareholders and the market in several ways:

- significant announcements are released directly to the market via the ASX and a UK regulatory information service. Copies of these announcements are immediately placed on www.brambles.com.
- Brambles conducts investor and analyst briefings as a part of its investor relations programme. No new materials or price sensitive information is provided at those briefings unless it has been

CORPORATE GOVERNANCE STATEMENT - CONTINUED

previously or is simultaneously released to the market. Presentation materials are placed on Brambles' website.

— www.brambles.com contains further information about Brambles and its activities, including copies of recent interim and annual reports and recordings of the most recent presentations to analysts.

5.1.1 COMMENTARY ON FINANCIAL RESULTS
The Audit Committee Charter requires the Committee to review the clarity of financial reports. During the Year, a change was made to the presentation of the Income Statement, with the aim of simplifying the presentation of data and allowing greater transparency and understanding of Brambles' results.

A review of operations and activities for the Year is included on pages 10 to 17. Presentations of the full and half year results are made to the investment community immediately after they are released to the market. Live webcasts of these presentations are transmitted via, and presentation materials are placed on, the Brambles website.

5.1.2 ELIMINATING SURPRISE ON TERMINATION ENTITLEMENTS
Details of the termination entitlements of Brambles' Chief Executive Officer, Chief Financial Officer and other Key Management Personnel are disclosed on page 39 of the Directors' Report – Remuneration Report.

PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS
Shareholders play an important role in the governance of Brambles by electing the Board, whose task it is to govern on their behalf.

The Chairman regularly meets major investors to understand their issues and concerns and discuss particular matters relating to Brambles' governance and strategy. No new material or price sensitive information is provided at such meetings. Other Non-executive Directors may attend meetings with major investors and will attend them if requested. The Chairman reports to the Board on the matters discussed at meetings with major investors and copies of relevant correspondence are included in the Board papers. Copies of analysts' reports are also circulated to the Board.

6.1 Establish a communications policy
As disclosed in section 5.1, the Board has adopted a Continuous Disclosure and Communications Policy, which outlines Brambles' commitment to communicating effectively with shareholders and encouraging shareholder participation in shareholder meetings. A copy can be found at www.brambles.com.

6.1.1 ELECTRONIC COMMUNICATION
Brambles takes all of the measures to make effective use of electronic communication that are outlined in Box 6.1 of the CGPR.

Brambles posts a copy of all announcements made to the ASX and through a UK regulatory information service on www.brambles.com. On release, significant announcements are highlighted in the "Latest News" area on the home page of the website.

Presentations to investors, analysts or media during briefings and copies of speeches and presentations made by the Chairman and Chief Executive Officer at general meetings are released as regulatory announcements and posted on www.brambles.com after release. Briefings and general meetings are also webcast live, via www.brambles.com.

All of the regulatory releases and notices of meeting that Brambles Limited has published since it was listed in December 2006 are available on www.brambles.com, as are several years' history of such documents relating to BIL and BIP, prior to Unification.

Shareholders are asked to elect whether they would like to receive shareholder communications in printed form or provide an email address and be sent an electronic notification when a communication is available on www.brambles.com, instead of a hard copy. Shareholders who do not respond are sent a printed notification of availability of the annual report and hard copies of all other communications. Shareholders may electronically appoint proxies and lodge proxy instructions for items of business to be considered at general meetings. The 2009 AGM Notice describes how this can be done and explains how shareholders can lodge direct votes for the first time at the 2009 AGM.

6.1.2 MEETINGS
AGMs provide an opportunity for the Board to communicate with investors, through presentations on Brambles' businesses and current trading. Shareholders are encouraged to attend AGMs and to participate and use the opportunity to ask questions on any matter.

To make better use of the limited time available, shareholders are invited to register questions and issues of concern prior to AGMs. This can be done either by completing the relevant form accompanying the notices convening the meetings or by emailing Brambles at shareholderquestions@brambles.com. Answers to frequently asked questions are given during presentations to AGMs. Shareholders may also ask questions at AGMs without having registered their questions in this manner.

6.1.3 COMMUNICATION WITH BENEFICIAL OWNERS
Beneficial owners of shares, investors or members of the public are encouraged to register for free email alerts, so that they may stay up to date on major news announcements made by Brambles. There is a link to the Email Alerts registration area of the website on the home page of www.brambles.com. Users of the Email Alerts service may customise the types of announcements that they receive.

6.1.4 WEBSITE
Brambles encourages shareholders to make full use of www.brambles.com and to provide an email address to the share registry so that they may be sent email notifications when shareholder communications are available. Brambles believes shareholders benefit from electronic communication as they receive information promptly and have the convenience and security of electronic delivery. Electronic communication is also environmentally friendly and generates cost savings.

PRINCIPLE 7: RECOGNISE AND MANAGE RISK
7.1 Establish policies for the oversight and management of material business risks
7.1.1 RISK MANAGEMENT POLICIES
The Board is responsible for the establishment, and reviewing the effectiveness of the Group's system of internal control and risk management. The Board is supported in this role by management, in particular by the Group Risk Committee, the Audit Committee (in relation to financial reporting risks) and the Group's internal audit function. The Group Risk Committee's responsibilities are described in section 7.2.3 of this Statement. The Audit Committee's responsibilities are described in section 4.3.2 of this Statement.

During 2008, Brambles commissioned an independent assessment of its risk governance framework. Several actions to improve the oversight and management of material business risks were taken during the Year to implement the principal recommendations arising from that assessment. New risk management training materials were also developed and used to conduct training sessions to improve risk awareness and skills across the Group.

Material business risks are categorised as follows:

- strategic risks, which are largely derived from the external environment in which Brambles operates (e.g. competitive threat, business environment changes);
- enablement risks, which are largely derived from Brambles' own competencies (e.g. innovation, people capability); and
- operational risks, which are largely related to business operations (e.g. safety, business continuity, fire protection).

During the Year, the Board conducted a review of Brambles' Group-level risk profile having regard to its risk appetite and goals of creating shareholder wealth and remaining a good corporate citizen. The business units formalised their risk management practices by establishing individual risk and control committees and conducting an in-depth review of the business unit risk profiles that underpin the Group-level risk profile. The outcomes of both reviews were consolidated by Brambles' risk management team. The updated risk profiles and accompanying mitigation plans were re-evaluated by business unit risk and control committees and Group Presidents, senior management at Brambles Headquarters, the Group Risk Committee and the Board. In preparing and updating mitigation plans, it was necessary to take into account Brambles' legal obligations and the reasonable expectations of stakeholders, such as shareholders, customers, employees, subcontractors, suppliers and the community in general.

7.2 Reporting on effective management of material business risks

7.2.1 RISK MANAGEMENT AND INTERNAL CONTROL SYSTEM

Management is responsible for the development, implementation and management of systems that:

- identify, assess and manage risks in an effective and efficient manner;
- enable decisions to be based on a comprehensive view of the reward-to-risk balance;
- provide greater certainty of the delivery of objectives; and
- satisfy the Group's corporate governance requirements.

These systems are designed to limit the risk of failure to achieve business objectives. It must be recognised, however, that internal control and risk management systems can provide only reasonable, and not absolute, assurance against the risk of material loss.

Key elements of Brambles' internal control systems include:

- a Code of Conduct that sets out an ethical and legal framework for all employees in the conduct of Brambles' business;
- financial systems to provide timely, relevant and reliable information to management and to the Board;
- appropriate formalised delegations and limits of authority consistent with Brambles' objectives;
- biannual management declarations at country, regional and global levels confirming, among other matters, the adequacy of internal control procedures, the effectiveness of risk management systems and compliance with the Code of Conduct and all regulatory and statutory requirements;
- an internal audit function, described in section 7.2.2 of this Statement;
- a risk management function;
- a risk and control committee for each of its business units; and
- other sources of independent assurance, such as environmental audits, occupational health and safety audits and reports from the external auditors.

The key elements of Brambles' ongoing business risk management systems are set out below:

Risk control – risks to the achievement of business objectives are identified through a process of examination between the Group Risk Committee, Brambles' risk management team, the business unit Group Presidents, business unit risk and control committees and functional process owners. Key business risks are also identified and analysed during regular management reporting and discussions. The identified risks are assessed in terms of their underlying causes, business consequences, external variables, current internal control effectiveness, likelihood of occurrence, overall risk priority and risk mitigation status. The resulting net risk and control profiles are presented to the Board, together with a risk improvement program designed to increase the effectiveness of controls and manage the overall level of risk. This process forms part of the Board's annual review of the effectiveness of the systems of internal control.

Risk monitoring – there is regular reporting of key risk events, such as safety incidents, litigation and serious incidents (as defined in the Code of Conduct). In addition to regular monitoring by the Group Risk Committee and Brambles' risk management team, risks and controls are reassessed by business unit risk and control committees on at least a biannual basis. The outcome of those assessments and details of progress in implementing risk improvement programs are signed off by Group Presidents and reported to the Group Vice President, Risk and Audit. In addition, a report on the effectiveness of the management of business risks is provided to the Group Risk Committee and the Board. The effectiveness of the specific risk controls and risk improvement programs are also periodically reviewed by internal audit, and the results reported to the Group Risk Committee and the Board.

During the Year, the Board reviewed the effectiveness of the internal control and risk management systems and will continue to do so on an ongoing basis by:

- considering and approving the budget and forward plan of each business;
- reviewing detailed monthly reports on business performance and trends;
- setting limits on delegated authority;
- receiving regular reports on Brambles' treasury activities, and reviewing treasury guidelines, limits and controls;
- conducting the review of Brambles' risk profiles, as described in section 7.1.1 of this Statement;
- receiving twice-yearly reports from the Group Risk Committee on the effectiveness of internal control and risk management systems for Brambles' material business risks, being the report required by Recommendation 7.2 of the CGPR;
- receiving twice-yearly written assurances from the Chief Executive Officer and Chief Financial Officer, as described in section 7.3 of this Statement; and
- receiving reports from the Audit Committee, which has a responsibility to assist the Board in reviewing internal financial controls.

The principal risks and uncertainties facing Brambles are described below.

- Economic Cycle – Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to global economic and business conditions. These may

CORPORATE GOVERNANCE STATEMENT - CONTINUED

affect, among other things, profitability, demand for Brambles' services and solvency of counterparties.

- Business Environment Changes – Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to rapid and sustained changes in the business environment, which may invalidate aspects of its current business models. These changes could include fuel prices, lumber supply and the structure of customers' supply chains. These may affect, among other things, profitability and demand for Brambles' services.
- Climate Change – Brambles is subject to the risk of unforeseen impacts upon its businesses arising from climate and environmental changes. Examples include emissions trading or carbon taxes and government regulation such as mandatory eco-efficiency targets.
- Competition and Retention of Major Customers – Brambles operates in a competitive environment. Many of the markets in which Brambles operates are served by numerous competitors and are subject to the threat of new entrants. In addition, the concentration of distributors in certain areas could lead to shifts in bargaining position and intensity of competition. The above risks could have an impact on market structure, penetration, revenue, profitability, economies of scale and the value of existing assets.
- Insufficient Growth – Brambles is subject to the risk of not selecting the optimal corporate strategy, business model, financial structure or capital allocation, including the pace of expansion into emerging markets. As these are central to the value of shareholders' investment and protection of Brambles' assets, Brambles may be unable to capture the full value of its growth opportunities.
- Obsolescence of Pallet Platform – New technologies in pallet design or components could influence alternative supply chain solutions. This would, over time, have an impact on revenue, cost base, economies of scale and the value of CHEP's existing assets.
- Innovation – Brambles is subject to the risk of not being able to optimise innovations in its services, products, processes and commercial solutions, including capturing the full value of any innovations that support its growth opportunities. This could have an impact on revenue, profitability, economies of scale and the value of existing assets.
- Operational Improvement – Brambles is subject to the risk that it may be unable to capture the full value of operational improvement opportunities. This could result in a reduced ability to control costs or a reduction in control of CHEP's equipment pool.
- Equipment Quality – Satisfaction of CHEP customers may fluctuate with the customers' perceived views of equipment quality which, in turn, is influenced by the effectiveness of the quality standards that CHEP employs in its equipment pool. Brambles is subject to the risk that it may not optimise these standards, thereby adversely affecting customer satisfaction with the CHEP service offering and/or the operating and capital costs of the equipment pool.
- People Capability – Brambles is subject to the risk of not attracting, developing and retaining high performing individuals in the optimum organisational structure, which could result in it not having sufficient quality and quantity of people to meet its growth and business objectives.
- Market Communication – Brambles is subject to risks relating to market expectations, which may lead to a loss of investor confidence in the business and its management.
- Systems and Technology – Brambles relies on the continuing operation of its information technology and communications systems, including those in CHEP's Global Data Centre. Failure to optimise these systems, or an extended systems interruption event, could impair Brambles' ability to provide its services effectively. This could damage its reputation and, in turn, have an adverse effect on its ability to attract and retain customers.
- Refinancing – The conditions in global credit markets may create a risk that Brambles may be unable to renew its existing credit facilities. This could have an impact on Brambles' ability to manage cost-effectively its capital structure whilst continuing to fund its key growth opportunities.

7.2.2 INTERNAL AUDIT FUNCTION

Brambles' internal audit function carries out risk-based audits under an annual plan approved by the Audit Committee. The internal audit team makes an independent appraisal of the adequacy and effectiveness of Brambles' risk management and internal control system, to provide assurance to the Audit Committee and the Board.

The internal audit function is independent of the external auditor. The head of internal audit has direct access to the Chairman of the Audit Committee. Both the Audit Committee and the internal audit team have unrestricted access to management and the right to seek information and explanations.

7.2.3 GROUP RISK COMMITTEE

The Group Risk Committee is a management committee. It assists the Board in fulfilling its responsibilities to review Brambles' policies on risk oversight and management and to satisfy itself that management has developed and implemented a sound system of risk management and internal control.

The Committee members are Liz Doherty (Chief Financial Officer and Committee Chairman), senior executives from each business unit and from Brambles' accounting, risk and internal audit, legal and secretarial functions. A copy of the Group Risk Committee's Charter can be found at www.brambles.com.

7.3 Chief Executive Officer and Chief Financial Officer declaration

The Board receives written assurances from the Chief Executive Officer and Chief Financial Officer that the declaration provided under section 295A of the Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks. The Board receives these assurances in advance of approving both the annual and interim financial statements.

PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY

8.1 Establish a remuneration committee

8.1.1 PURPOSE OF THE REMUNERATION COMMITTEE

The objective and purpose of the Remuneration Committee is to assist the Board in establishing remuneration policies and practices which:

- enable Brambles to attract and retain executives and Directors who will create value for shareholders;
- fairly and responsibly reward executives having regard to the performance of Brambles, the performance of the executive and the general remuneration environment; and
- comply with the provisions of the ASX Listing Rules and the Act.

8.1.2 CHARTER

The Remuneration Committee has a Charter which includes its duties and responsibilities, composition, structure, membership requirements, authority, access rights and sets out a procedure for inviting non-members to attend its meetings. A copy of the Remuneration Committee's Charter can be found at www.brambles.com.

8.1.3 COMPOSITION OF REMUNERATION COMMITTEE

The Remuneration Committee is comprised entirely of Non-executive Directors, all of whom the Board considers to be independent. The three members of the Remuneration Committee are Luke Mayhew (Committee Chairman), Graham Kraehe and Tony Froggatt. The Remuneration Committee meets at least three times a year. Details of the number of Remuneration Committee meetings held during the Year and attendance at those meetings, are set out in the Directors' Report – Other Information on page 50.

8.1.4 RESPONSIBILITIES OF THE REMUNERATION COMMITTEE

The Remuneration Committee discharges its responsibilities by meeting regularly throughout the year and, among other matters:

- determining and agreeing with the Board the broad policy for the remuneration of the Chairman of the Board, the Chief Executive Officer and other members of the senior executive team, and reviewing the ongoing appropriateness and relevance of the executive remuneration policy;
- determining the remuneration for the Executive Directors and the Company Secretary, reviewing the proposed remuneration for the senior executive team, ensuring that contractual terms on termination, and any payments made, are fair to the individual and Brambles, that failure is not rewarded and that the duty to mitigate loss is fully recognised, and, in determining such packages and arrangements, giving due regard to all relevant regulations and associated guidance;
- insofar as they impact on the Executive Directors and the senior executive team, approving the design of, and determining targets for, all cash-based executive incentive plans, and approving the total proposed payments from all such plans;
- keeping all equity-based plans under review in the light of legislative, regulatory and market developments, determining each year whether awards will be made under such plans and whether there are exceptional circumstances which allow awards at other times, approving total proposed awards under each plan, and approving awards to Executive Directors and reviewing awards made to the senior executive team;
- annually reviewing and taking account of the remuneration trends across Brambles in its main markets, and advising on any major changes in employee benefit structures throughout Brambles;
- reviewing the funding and performance of Brambles' retirement plans and reporting to the Board; and
- selecting, appointing and setting the terms of reference for external remuneration consultants who advise the Committee in respect of the remuneration of the Executive Directors.

8.1.5 REMUNERATION POLICY

Details of Brambles' remuneration policy can be found in the Directors' Report – Remuneration Report on pages 35, 36 and 44.

The remuneration of the Chairman of Brambles is determined by the Remuneration Committee. The remuneration of the other Non-executive Directors is determined by the Executive Directors, with the Non-executive Directors taking no part in the discussion or decision relating to their remuneration. In setting remuneration, advice is sought from external remuneration consultants.

8.2 Comparison of remuneration structures

There is a clear distinction between the structure of Non-executive Directors' remuneration and that of the Executive Directors and executive management. Brambles has taken account of the guidelines for executive remuneration packages in Box 8.1 of the CGPR and the guidelines for non-executive director remuneration in Box 8.2 of the CGPR. Further details can be found in the Directors' Report – Remuneration Report on pages 35, 36 and 44.

CORPORATE GOVERNANCE STATEMENT - CONTINUED

The following checklist summarises Brambles' compliance with the CGPR and contains cross references to the sections of this Statement and to the exact location of information disclosed at www.brambles.com.

PRINCIPLE/RECOMMENDATION		REFERENCE
PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT		
Recommendation 1.1	Role of the board and management	Corporate Governance Statement: 1.1
Recommendation 1.2	Performance evaluation of senior executives	Corporate Governance Statement: 1.2
Recommendation 1.3	Companies should provide the following information in the corporate governance statement:	
	— an explanation of any departures from Recommendations 1.1, 1.2 or 1.3	Not applicable
	— whether a performance evaluation for senior executives has taken place in the reporting period and whether it was in accordance with the process disclosed	Corporate Governance Statement: 1.2
	A statement of matters reserved for the board, or the board charter or the statement of areas of delegated authority to senior executives should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section	www.brambles.com See "Corporate Governance", "Board of Directors", "Role of the Board".
PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE		
Recommendation 2.1	Independent directors	Corporate Governance Statement: 2.1
Recommendation 2.2	Independent chairman	Corporate Governance Statement: 2.2
Recommendation 2.3	Roles of chairman and chief executive officer	Corporate Governance Statement: 2.3
Recommendation 2.4	Nomination committee	Corporate Governance Statement: 2.4
Recommendation 2.5	Process for evaluating the performance of the board, its committees and directors	Corporate Governance Statement: 2.5
Recommendation 2.6	Companies should provide the following information in the corporate governance statement:	Corporate Governance Statement:
	— the skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report	2
	— the names of the directors considered by the board to constitute independent directors and the company's materiality thresholds	2.1.2
	— the existence of any of the relationships listed in Box 2.1 and an explanation of why the board considers a director to be independent, notwithstanding the existence of those relationships	2.1.2
	— a statement as to whether there is a procedure agreed by the board for directors to take independent professional advice at the expense of the company	2.1.1
	— the period of office held by each director in office at the date of the annual report	2
	— the names of members of the nomination committee and their attendance at meetings of the committee, or where a company does not have a nomination committee, how the functions of a nomination committee are carried out	2.4.3 and Directors' Report – Other Information, page 50.
	— whether a performance evaluation for the board, its committees and directors has taken place in the reporting period and whether it was in accordance with the process disclosed	2.5
	— an explanation of any departures from Recommendations 2.1, 2.2, 2.3, 2.4, 2.5 or 2.6	Not applicable
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section:	
	— a description of the procedure for the selection and appointment of new directors and the re-election of incumbent directors	www.brambles.com See "Corporate Governance", "Board of Directors", "Board Succession Planning and Renewal".
	— the charter of the nomination committee or a summary of the role, rights, responsibilities and membership requirements for that committee — the board's policy for the nomination and appointment of directors	www.brambles.com See "Corporate Governance", "Committees of the Board", "Nominations Committee".

PRINCIPLE/RECOMMENDATION		REFERENCE
PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING		
Recommendation 3.1	Establish a code of conduct	Corporate Governance Statement: 3.1
Recommendation 3.2	Securities trading policy	Corporate Governance Statement: 3.2
Recommendation 3.3	Companies should provide the following information in the corporate governance statement:	
	— an explanation of any departures from Recommendations 3.1, 3.2 or 3.3	Not applicable
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section:	
	— any applicable code of conduct or a summary — the trading policy or a summary	www.brambles.com See "Corporate Governance", "Other", "Brambles Code of Conduct" (which incorporates the Securities Trading Policy as Schedule 8).
PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING		
Recommendation 4.1	Establish an audit committee	Corporate Governance Statement: 4.1
Recommendation 4.2	Structure of the audit committee	Corporate Governance Statement: 4.2
Recommendation 4.3	Audit committee charter	Corporate Governance Statement: 4.3
Recommendation 4.4	Companies should provide the following information in the corporate governance statement:	
	— the names and qualifications of those appointed to the audit committee and their attendance at meetings of the committee, or, where a company does not have an audit committee, how the functions of an audit committee are carried out — the number of meetings of the audit committee	Corporate Governance Statement: 4.3 and Directors' Report – Other Information, page 50.
	— an explanation of any departures from Recommendations 4.1, 4.2, 4.3 or 4.4	Not applicable
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section:	
	— the audit committee charter — information on procedures for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners	www.brambles.com See "Corporate Governance", "Committees of the Board", "Audit Committee".
PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE		
Recommendation 5.1	Establish a continuous disclosure policy	Corporate Governance Statement: 5.1
Recommendation 5.2	Companies should provide the following information in the corporate governance statement:	
	— an explanation of any departures from Recommendations 5.1 or 5.2	Not applicable
	The policies or a summary of those policies designed to guide compliance with Listing Rule disclosure requirements should be made publicly available, ideally by posting them to the company's website in a clearly marked corporate governance section	www.brambles.com See "Corporate Governance", "Other", "Brambles Code of Conduct" (which incorporates the Continuous Disclosure and Communications Policy as Schedule 3).

CORPORATE GOVERNANCE STATEMENT – CONTINUED

PRINCIPLE/RECOMMENDATION		REFERENCE
PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS		
Recommendation 6.1	Establish a communications policy	Corporate Governance Statement: 6.1
Recommendation 6.2	Companies should provide the following information in the corporate governance statement:	
	— an explanation of any departures from Recommendations 6.1 or 6.2	Not applicable
	The company should describe how it will communicate with its shareholders publicly, ideally by posting this information on the company's website in a clearly marked corporate governance section	www.brambles.com See "Corporate Governance", "Other", "Brambles Code of Conduct" (which incorporates the Continuous Disclosure and Communications Policy as Schedule 3).
PRINCIPLE 7: RECOGNISE AND MANAGE RISK		
Recommendation 7.1	Establish policies for the oversight and management of material business risks	Corporate Governance Statement: 7.1
Recommendation 7.2	Reporting on effective management of material business risks	Corporate Governance Statement: 7.2
Recommendation 7.3	Chief Executive Officer and Chief Financial Officer declaration	Corporate Governance Statement: 7.3
Recommendation 7.4	Companies should provide the following information in the corporate governance statement:	
	— an explanation of any departures from Recommendations 7.1, 7.2 or 7.3 or 7.4	Not applicable
	— whether the board has received the report from management under Recommendation 7.2	Corporate Governance Statement: 7.2
	— whether the board has received assurance from the chief executive officer (or equivalent) and the chief financial officer (or equivalent) under Recommendation 7.3	Corporate Governance Statement: 7.3
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section:	
	— a summary of the company's policies on risk oversight and management of material business risks	www.brambles.com See "Corporate Governance", "Management Committees", "Group Risk Committee".
PRINCIPLE 8: REMUNERATE FAIRLY AND RESPONSIBLY		
Recommendation 8.1	Establish a remuneration committee	Corporate Governance Statement: 8.1
Recommendation 8.2	Comparison of remuneration structure	Corporate Governance Statements: 8.1.2 and Directors' Report – Remuneration Report pages 35, 36 and 44.
Recommendation 8.3	Companies should provide the following information in the corporate governance statement:	
	— the names of the members of the remuneration committee and their attendance at meetings of the committee, or where a company does not have a remuneration committee, how the functions of a remuneration committee are carried out	Corporate Governance Statement: 8.1.3 and Directors' Report – Other Information, page 50.
	— the existence and terms of any schemes for retirement benefits, other than superannuation, for non-executive directors	Not applicable
	— an explanation of any departures from Recommendations 8.1, 8.2 or 8.3	Not applicable
	The following material should be made publicly available, ideally by posting it to the company's website in a clearly marked corporate governance section:	
	— the charter of the remuneration committee or a summary of the role, rights, responsibilities and membership requirements for that committee — a summary of the company's policy on prohibiting entering into transactions in associated products which limit the economic risk of participating in unvested entitlements under any equity-based remuneration schemes	www.brambles.com See "Corporate Governance", "Committees of the Board", "Remuneration Committee" and "Corporate Governance", "Other", "Brambles Code of Conduct" (which incorporates the Securities Trading Policy as Schedule 8).

DIRECTORS' REPORT - REMUNERATION REPORT

At the 2008 Annual General Meeting, Brambles' shareholders endorsed the Company's proposals for a revised remuneration plan, which was designed to underpin our long term growth strategy. The Remuneration Committee believes that this plan is still relevant, even though Brambles has experienced significant economic challenges and volatility in many of its markets.

Brambles has fallen short of the financial targets that were set for the current financial year, although some executives did achieve a number of their personal strategic objectives. Short term incentive cash payments for the year were therefore either nil or modest. In the circumstances the Executive Directors did not receive bonuses.

Enhanced Short Term Incentive and Long Term Incentive equity awards, made as at 30 August 2006, will not vest due to the relative total shareholder return performance condition not being achieved. The actual achievement against the relevant performance conditions is set out in section 4.2.1. Short Term Incentive equity awards granted on 19 January 2007, which are dependent only on continued employment for three years, will vest in accordance with the 2006 Performance Share Plan rules.

In recognition of Brambles' financial performance and strong focus on controlling costs, the Company has taken the following key actions:

- executive salaries will be generally frozen for financial year 2010;
- salaries below the Executive Leadership Team will also be frozen, with small increases at lower levels being limited to any exceptional performers who are paid below market level;
- there will again be no increase in Directors' fees; and
- short term bonuses, if awarded at all, have been modest and significantly lower than in recent years.

We are not proposing to make any changes to the executive remuneration policies and incentive framework approved by shareholders at the 2008 Annual General Meeting.

Luke Mayhew
Non-executive Director and Chairman of the Remuneration Committee

CONTENTS

1. BACKGROUND

This Remuneration Report includes information on Brambles' Executive Directors, Non-executive Directors, and other Group executives whose details are required to be disclosed (Disclosable Executives).

Disclosable Executives include those persons having authority and responsibility for planning, directing and controlling the activities of the Group, and who, for some or all of the year ending 30 June 2009 (Year), have been a member of the Executive Leadership Team of Brambles (Key Management Personnel), as well as the five highest paid executives of each of Brambles Limited and the Group (Other Senior Executives).

This report includes all disclosures required by the Act, regulations made under that Act, and Australian Accounting Standard AASB 124: Related Party Disclosures. The disclosures required by s300A of the Act have been audited. Disclosures required by the Act cover both Brambles Limited and the Group.

2. REMUNERATION COMMITTEE

The Remuneration Committee (Committee) operates under delegated authority from Brambles' Board. The Committee's responsibilities include recommending overall remuneration policy to the Board, approving the remuneration arrangements for the Executive Directors, the Executive Leadership Team and the Company Secretary and reviewing the remuneration policy and individual arrangements for other executives.

The Committee's activities are governed by its Charter, which is available on the Brambles website at www.brambles.com on the Corporate Governance page. The website details the Remuneration Committee, its charter and membership as well as a full list of advisors who provided data or consulting services to the Committee during the Year.

3. REMUNERATION POLICY AND STRUCTURE

The Board has adopted a remuneration policy for the Group which is consistent with its business objectives and designed to attract and retain high calibre executives, align executive rewards with the creation of shareholder value, and motivate executives to achieve challenging performance levels.

When setting and reviewing remuneration levels for the Executive Directors and other members of the Executive Leadership Team, the Committee considers the experience, responsibilities and performance of the individual and takes into account market data relevant to the individual's role and location, as well as Brambles' size, geographic spread and complexity. The Group's remuneration policy is to pay at the median level of remuneration for target capability and performance and to provide upper quartile rewards for outstanding capability and performance.

The structure of Brambles' current incentive arrangements was approved by shareholders at the 2008 Annual General Meeting. These plans received a 96% vote in favour and amended the previous long term incentive plans approved by shareholders in 2006.

Remuneration is divided into those components which are not directly linked to target capability and performance (that is, they are "Fixed"), and those components which are variable and are directly linked to Brambles' financial performance and the delivery of personal and safety objectives (that is, they are "At Risk").

3.1 Fixed remuneration

Fixed remuneration generally consists of base salary and benefits. However, as is common elsewhere, the Executive Directors and certain other managers based in Australia are provided with an annual Total Fixed Remuneration (TFR) amount and have flexibility as to the precise mixture of cash and benefits they receive within that amount. These benefits are provided at cost and are inclusive of any Fringe Benefits Tax (FBT) incurred by the relevant employing company. They may include motor vehicles, health care, and disability and life insurance. Executives who are not covered by TFR may receive similar benefits in addition to their base salary.

DIRECTORS' REPORT - REMUNERATION REPORT - CONTINUED

As a global group, Brambles operates an international mobility policy which can include the provision of housing, payment of relocation costs and other location adjustment expenses where appropriate.

3.2 At Risk remuneration

In addition to those elements of remuneration which are Fixed, a significant element of executives' total potential reward is required to be At Risk. This means that an individual's maximum potential remuneration may be achieved only in circumstances where they have met challenging objectives which contribute to Brambles' overall profitability and performance for the benefit of all shareholders. The proportion of executives' remuneration packages at risk is illustrated in section 3.3.

At Risk remuneration is provided to Brambles' executives through short term incentive (STI) and long term incentive (LTI) arrangements. All the incentive plans under which awards to Executive Directors and the Disclosable Executives are still to vest or be exercised are summarised in sections 7.2 and 7.3.

Brambles' At Risk remuneration includes three different types of award, an STI cash award, STI share award and an LTI share award, the key features of which are illustrated in the following diagram. Total Shareholder Return (TSR) measures the returns that a company has provided for its shareholders, reflecting share price movements and reinvestment of dividends over a specified period. The manner in which the awards operate is summarised below:

Equity award date
(Normally made late August)

Vesting date
(3rd anniversary of equity award date)

STI CASH AWARD
Size determined by performance against Key Performance Indicators (see section 4.1 for details) for the Year.

=

STI SHARE AWARD
Size normally derived from size of STI cash award.

Awards vest subject to continued employment at 3rd anniversary of grant.

LTI SHARE AWARD
Size calculated as % of salary/TFR.

TSR – Out performance of median ranked company.
Full vesting for out performance of 25%.

Sales revenue growth with BVA hurdle.

↑ Start of Financial Year 1

End of ↑ Financial Year 3

PERFORMANCE PERIOD

The market value at the date of grant of all equity awards made to any person in any financial year should not normally (and did not during the Year) exceed two times their TFR or equivalent. The Committee may, however, increase this limit to three times TFR in exceptional circumstances. The STI and LTI share awards have a maximum life of six years from grant date.

Brambles' Securities Trading Policy applies to awards granted under the incentive arrangements described above. That policy prohibits senior managers from acquiring financial products or entering into arrangements which have the effect of limiting exposure to the risk of price movements of Brambles securities. It is a term of senior executives' employment contracts that they are required to comply with all Brambles policies (including the Securities Trading Policy).

Management declarations are obtained twice yearly and include a statement that all policies have been complied with.

More detailed information on Brambles' current incentive arrangements is set out in section 4, and in the relevant plan rules, which can be found on the Brambles website.

3.3 Remuneration packages – Fixed vs. At Risk

At Risk remuneration is performance based and is made up of short term and long term incentives. It represents approximately 65-71% of the executive's remuneration package (based on target performance for STI and using the fair market value for share awards). The remuneration mix below illustrates that executive remuneration is heavily tied to performance, with over two thirds of executive remuneration packages being At Risk and tied to performance.

Remuneration mix based on achievement of target STI and LTI



Fixed
STI
LTI
POTENTIAL REMUNERATION
100%
80%
60%
40%
20%
0%
CEO –38% –29% –33%
CFO –33% –32% –35%
GROUP PRESIDENT, AMERICAS –37% –34% –29%
GROUP PRESIDENT, EMEA –37% –34% –29%
GROUP PRESIDENT, ASIA-PACIFIC –33% –32% –35%
GROUP PRESIDENT, RECALL –31% –38% –31%
SVP HR –30% –35% –35%
SVP STRATEGIC PLANNING –30% –35% –35%
POSITIONS

The following bar graph illustrates the remuneration mix, based on actual STI payments, including STI cash awards made in respect to the Year, and STI and LTI share awards that vested during the Year. Share awards that vested during the Year were granted as at 30 August 2006.

As shown below, the actual remuneration of executives is between 44% and 67% less than the potential, due to STI financial results not achieving the STI threshold, and LTI share awards only partially vesting during the Year.

Details of the percentages of the STI cash award expected to be paid to Executive Directors and Disclosable Executives and the percentages of STI cash award forfeited in respect to performance during the Year, are detailed in section 5.4.

Remuneration mix based on actual STI and vested LTI for the Year



Fixed STI LTI



REMUNERATION
100%
80%
60%
40%
20%
0%
CEO –5% –10% –33%
CFO* –35%
GROUP PRESIDENT, AMERICAS –3% –5% –29%
GROUP PRESIDENT, EMEA* –4% –29%
GROUP PRESIDENT, ASIA-PACIFIC –5% –16% –35%
GROUP PRESIDENT, RECALL –3% –9% –31%
SVP HR* –4% –35%
SVP STRATEGIC PLANNING –6% –13% –35%
POSITIONS

*LTI Awards that vested during the Year were granted as at 30 August 2006, prior to the individual becoming a Disclosable Executive.

4. PERFORMANCE OF BRAMBLES

Brambles' remuneration policy is directly linked to its performance, both in terms of earnings and the creation of shareholder wealth. This link is achieved in the following ways:

- by placing a significant portion of executives' remuneration At Risk;
- by selecting appropriate Key Performance Indicators (KPIs) for annual STI cash awards and performance conditions for equity awards; and
- by requiring those KPIs or conditions to be met in order for the At Risk component of remuneration to be awarded or to vest.

The relationship between Brambles' remuneration policy and its performance over the Year and the previous four financial years is set out in section 4.2.1. The table in section 4.2.1 shows the level of vesting of awards triggered by performance over those periods.

4.1 STI Key Performance Indicators

As outlined in section 3.2, executives have the opportunity to receive an annual STI cash and share award based on performance against KPIs (the share element vests three years after the award). The financial KPIs chosen for the Year (in addition to an individual's personal and safety objectives) were Brambles Value Added (BVA), plus (for the CEO and the CFO) Profit After Tax (PAT). For CHEP and Recall Group Presidents, KPIs included Brambles BVA and their respective business unit (CHEP or Recall) BVA.

A focus on BVA helps ensure the efficient use of capital within Brambles. PAT captures interest and tax charges which are not directly incorporated in BVA.

The key levels of performance possible against each of the financial KPIs relevant to the STI awards for the Year were: Threshold (the minimum necessary to qualify for the awards); Target (where the performance targets have been met); and Maximum (where the targets have been exceeded, and the related rewards have reached their upper limit).

In addition to financial measures, which comprises 70% of Brambles Executive Leadership Team's STI, each member has 30% of their STI based on the achievement of personal strategic objectives which encompass the delivery of objectives relating to business strategy, growth, customer, people and talent management and safety.

Safety comprises two key metrics.

- Lost Time Injury Frequency Rate (LTIFR), which measures the number of lost time injuries per million work hours.
- Lost Time Injury Severity Rate (LTISR) target, being the number of workdays lost per million work hours due to lost time injuries. LTISR is intended to complement the focus on injury prevention with a further incentive to improve injury management.

Brambles regards the safety of its people as a major priority and the Executive Leadership Team (ELT), have Group-wide oversight of the Zero Harm environment. This means that all ELT members will lose any entitlement under their safety incentive if a fatality occurs anywhere in the Brambles Group.

The actual levels of performance achieved for the Year against the financial KPIs are summarised in the table below.

KPIs	LEVEL OF PERFORMANCE ACHIEVED DURING THE YEAR[1]
Brambles BVA	Below Threshold
Brambles PAT	Below Threshold
CHEP Americas BVA	Below Threshold
CHEP EMEA BVA	Below Threshold
CHEP Asia-Pacific BVA	Below Threshold
Recall BVA	Below Threshold

The table in section 5.4 illustrates the impact of the above results on the level of STI cash award payable and forfeited during the Year.

4.2 Equity award vesting conditions

As outlined in section 3.2, Disclosable Executives also have the opportunity to receive equity awards in the form of LTI share awards. The vesting of these only occurs three years from the date of award and depends on Brambles' TSR performance relative to the S&P/ASX100 over a three year performance period (Performance Period), as well as, in the most recent awards, Brambles' performance against sales revenue growth and BVA hurdles, as described in the following tables.

A relative TSR performance condition helps ensure that value is only delivered to participants if the investment return actually received by Brambles' shareholders is sufficiently high relative to the return they could have received by investing in a portfolio of alternative stocks over the same period. Vesting is also conditional on the Board being satisfied that the financial performance of Brambles over the Performance Period has been at an acceptable level. Under the 2006 Share Plan, TSR calculations are normally based on average daily closing share prices in the three months immediately preceding the start and end of the Performance Period.

Details of the equity awards granted to Disclosable Executives and the performance hurdles which apply to each of the awards are set out in section 7.2. The table in section 4.2.1 illustrates the relationship between Brambles' remuneration policy and performance, showing the level of vesting of equity awards triggered by performance over various periods to 30 June 2008 and to 30 June 2009.

4.2.1 PERFORMANCE AWARDS UNDER THE 2004 AND 2006 PERFORMANCE SHARE PLANS

Awards under the above Performance Share Plans are subject to performance hurdles based on relative TSR. The following table details, for awards made during the financial years indicated, the performance against the applicable hurdle for the periods indicated.

				PERIOD TO 30 JUNE 2008	PERIOD TO 30 JUNE 2009
AWARDS MADE DURING YEAR	PERFORMANCE CONDITION	START OF PERFORMANCE PERIOD	RANKING PERFORMANCE (OUT OF 100)	VESTING TRIGGERED (% OF ORIGINAL AWARD)	VESTING TRIGGERED (% OF ORIGINAL AWARD)
2005	Relative TSR[2]	1 July 2004	17.4[2]	100% Enhanced STI Awards 100% LTI Awards	N/A
2006	Relative TSR[2]	1 July 2005	46.6[2]	N/A	0% Enhanced STI Awards 39.52% LTI Awards
2007[4]	Relative TSR[3]	21 February 2007	81.0[3]	N/A	0% Enhanced STI Awards 0% LTI Awards

The following table provides similar details for awards which have yet to be tested.

			PERIOD TO 30 JUNE 2009	
AWARDS MADE DURING YEAR	PERFORMANCE CONDITION	START OF PERFORMANCE PERIOD	RANKING PERFORMANCE (OUT OF 100)	VESTING IF CURRENT PERFORMANCE IS MAINTAINED UNTIL EARLIEST TESTING DATE (% OF ORIGINAL AWARD)
2008[4]	Relative TSR[3]	1 July 2007	67[3]	0% Enhanced STI Awards 0% LTI Awards
2009[5]	Relative TSR[3]	1 July 2008	51[3]	0% LTI Awards

4.2.2 LTI AWARD VESTING CONDITIONS

In November 2008, shareholders approved changes to the 2006 Share Plan, to introduce two sets of performance hurdles, each with equal weighting.

Half of the LTI award continues to be measured on relative TSR based on the extent to which the Brambles TSR over the Performance Period exceeds the TSR of the median ranked company in the ASX 100 over this period. This measurement is designed to smooth out the cyclical volatility in the ASX 100 index.

The other half of the LTI award is measured against the achievement of profitable growth objectives. The growth element of the LTI is designed to incentivise both long term revenue and BVA growth. Vesting is primarily based on achievement of sales revenue with three year performance hurdles set on a compound annual growth rate basis, with the sales revenue growth underpinned by BVA hurdles to ensure quality of earnings is maintained at a strong level. Both sales revenue growth and BVA are measured in constant currency. The sales revenue growth targets underpinned by BVA hurdles are designed to drive profitable business growth and deliver increased shareholder value.

The following table provides the vesting framework for the relevant awards made during the Year. If current performance is maintained until the performance hurdles are assessed, the awards will not vest.

	VESTING%		
	CUMULATIVE, 3 YEAR BVA US$M AT FIXED JUNE 2007 FX RATES		
SALES REVENUE CAGR*	1,800	2,000	2,200
7%	–	20%	40%
8%	20%	40%	50%
9%	40%	50%	70%
10%	50%	70%	90%
11%	70%	90%	100%
12%	90%	100%	100%
13%	100%	100%	100%

* Three year compound annual growth rate (CAGR) over base year

4.2.3 ALL EMPLOYEE SHARE PLAN

At the 2008 Annual General Meeting, shareholders gave approval to an all employee share plan (MyShare), which was implemented in January 2009.

The initial launch was highly successful with approximately 20% of employees electing to participate in the plan. MyShare was offered to over 11,000 employees in 24 countries.

The plan is an employee contribution and company matching scheme. This type of plan is considered to offer the best opportunity for employees to make a personal commitment to contribute, and receive a benefit commensurate with their contribution.

Under MyShare, employees acquire ordinary shares (Acquired Shares) by means of deductions from their after-tax pay and must hold the Acquired Shares for a two year period. If they hold the shares, and remain employed at the end of that two year period, then Brambles will match the number of shares they hold by issuing or transferring to them the same number of shares which they held for the qualifying period at no additional cost to the employee (Matched Shares). The plan is capped at A$5,000 in contributions per individual per annum to ensure that the overall costs of the plan are not excessive.

Members of the Executive Leadership Team are eligible to participate in MyShare. Their level of participation is shown in section 5.5.

At the end of the 2009 calendar year MyShare will be offered to employees for the 2010 calendar year. Employees in Taiwan will be invited to participate in MyShare for the first time and an interim offer will be made to new employees, giving them the opportunity of taking up MyShare half way through a plan year. In the 2010 calendar year, there will be significant moves toward being paperless, relying heavily on the Internet to minimise paper use and postage costs.

5. EXECUTIVE DIRECTORS AND DISCLOSABLE EXECUTIVES

5.1 Executive Director changes

There were no appointments or resignations of Executive Directors during the Year.

5.2 Service contracts

NAME AND ROLE(S)	CONTRACT TYPE AND ANY SPECIAL TERMS	SALARY/TFR	TERMINATION
Executive Directors			
M F Ihlein Chief Executive Officer	Continuing contract. On death, estate entitled to 1.3 times TFR amount.	TFR (including pension contributions) amount of A$2,363,000 as at 30 June 2009.	Standard Termination provisions apply. Payments in lieu of notice calculated by reference to annual TFR.
M E Doherty[6] Chief Financial Officer	Continuing contract. On death, estate entitled to 1.3 times TFR amount.	TFR (including pension contributions) of A$1,260,000 as at 30 June 2009.	Standard Termination provisions apply. Payments in lieu of notice calculated by reference to annual TFR.
Current Key Management Personnel			
C A van der Laan Group President CHEP Asia-Pacific and Global Head of Mergers & Acquisitions	Continuing contract. On death, estate entitled to 0.5 times TFR amount and 0.5 times average annual STI paid to him over three previous years.	TFR (including pension contributions) amount of A$1,025,000 as at 30 June 2009.	May be terminated without cause by the employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to annual TFR and average STI cash award payment over previous three years.
T J Gorman Group President CHEP Europe, Middle East and Africa (EMEA)	Continuing contract	Base Salary of US$630,000 as at 30 June 2009.	Standard Termination provisions apply.
K J Shuba Group President CHEP Americas	Continuing contract	Base Salary of US$530,000 as at 30 June 2009.	May be terminated without cause by the employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to annual base salary and health insurance benefits.
E E Potts President and Chief Operating Officer Recall Corporation	Continuing contract	Base Salary of US$489,000 as at 30 June 2009.	May be terminated without cause by the employer giving 12 months' notice, or by employee giving six months' notice. Payments in lieu of notice calculated by reference to annual base salary and health insurance benefits.
N P Smith Senior Vice President - Human Resources	Continuing contract	Base Salary of A$575,000 as at 30 June 2009.	Standard Termination provisions apply.
J R A Judd Senior Vice President - Strategic Development	Continuing contract	Base Salary of A$500,000 as at 30 June 2009.	Standard Termination provisions apply.
Former Senior Executive			
C M Norin President – Recall Americas	Standard contract	Base Salary of US$432,600 as at 17 February 2009 (date of cessation).	Standard Termination provisions apply, plus an amount equal to the excess of twelve months of premium for statutory continuation of medical and dental benefits.

Notes:
- Standard Termination provisions for Executive Directors and Key Management Personnel are that they may be terminated without cause by the employer giving 12 months' notice, or by employee giving six months' notice, with payments in lieu of notice calculated by reference to TFR/annual base salary, except where indicated otherwise.
- Executives remunerated on a Base Salary approach receive pension contributions of 15% of Base Salary.
- Standard service contracts require that any termination payments made would be reduced by any value to be received under any new employment.

DIRECTORS' REPORT - REMUNERATION REPORT - CONTINUED

5.3 Total remuneration and benefits for the Year

The following table shows details of the total remuneration and benefits provided to the Executive Directors and the Disclosable Executives for the Year, together with prior year comparatives. The TFR amounts shown for the Australian-based executives and denoted by*, are those to which they were entitled for the Year, and which they elected to receive in a combination of one or more of the following elements: cash salary payments; pension contributions; and motor vehicle benefits.

		SHORT TERM EMPLOYEE BENEFITS			POST EMPLOYMENT BENEFITS	OTHER			SHARE BASED PAYMENT		
NAME	YEAR	CASH/ SALARY/ TFR/FEES US$'000	CASH BONUS US$'000	NON-MONETARY BENEFITS[8] US$'000	SUPER-ANNUATION US$'000	TERMINATION/ SIGN-ON PAYMENTS/ RETIREMENT BENEFITS US$'000	OTHER US$'000	TOTAL BEFORE EQUITY US$'000	OPTIONS/ AWARDS[7] US$'000	AS % OF TOTAL	TOTAL US$'000
Executive Directors											
M F Ihlein*	**2009[9]**	**2,006**	**–**	**38**	**–**	**–**	**–**	**2,044**	**1,543**	**43%**	**3,587**
	2008	2,070	669	55	–	–	–	2,794	1,255	31%	4,049
M E Doherty*	**2009[9]**	**973**	**–**	**21**	**–**	**–**	**–**	**994**	**323**	**25%**	**1,317**
	2008	693	228	17	–	174	–	1,112	28	2%	1,140
Totals	**2009**	**2,979**	**–**	**59**	**–**	**–**	**–**	**3,038**	**1,866**	**–**	**4,904**
	2008	2,763	897	72	–	174	–	3,906	1,283	–	5,189
Current Key Management Personnel											
T J Gorman	**2009**	**770**	**94**	**19**	**80**	**–**	**21**	**984**	**293**	**23%**	**1,277**
	2008	323	118	3	48	400	–	892	25	3%	917
J R A Judd	**2009[9]**	**701**	**41**	**5**	**55**	**–**	**–**	**802**	**354**	**31%**	**1,156**
	2008	728	360	29	64	–	–	1,181	322	21%	1,503
E E Potts	**2009**	**497**	**53**	**–**	**80**	**–**	**18**	**648**	**407**	**39%**	**1,055**
	2008	447	93	159	43	–	13	755	320	30%	1,075
K J Shuba	**2009**	**554**	**–**	**4**	**71**	**–**	**19**	**648**	**373**	**37%**	**1,021**
	2008	448	177	9	57	–	17	708	269	28%	977
N P Smith	**2009[9]**	**461**	**54**	**–**	**62**	**–**	**–**	**577**	**106**	**15%**	**683**
	2008	340	119	–	45	–	–	504	–	–	504
C A van der Laan*	**2009[9]**	**945**	**76**	**3**	**–**	**–**	**–**	**1,024**	**999**	**49%**	**2,023**
	2008	938	934	4	–	–	–	1,876	835	31%	2,711
Former Other Senior Executive											
C M Norin[10]	**2009**	**294**	**9**	**104**	**49**	**631**	**6**	**1,093**	**497**	**31%**	**1,590**
	2008	–	–	–	–	–	–	–	–	–	–
Totals	**2009**	**4,222**	**327**	**135**	**397**	**631**	**64**	**5,776**	**3,029**	**–**	**8,805**
	2008	3,224	1,801	204	257	400	30	5,916	1,771	–	7,687

5.4 Bonuses and equity based awards

The following table shows the STI cash award expected to be paid to the Executive Directors and the Disclosable Executives shortly in respect of performance during the Year, expressed as a percentage of the amount which would have been paid, had all of their KPIs been achieved at Maximum (with the balance being forfeited). The percentages have been calculated relative to the amount which can be paid if the maximum targets are met.

The table also shows details of equity based awards made to the Disclosable Executives during the Year, being rights to Brambles shares under the 2006 Share Plan. All the awards shown were made on 27 August 2008, relating to performance in the financial year ending 30 June 2008, have a vesting date of 27 August 2011 and an expiry date of 27 August 2014[41]. The estimated maximum and minimum possible total future value of these awards is also detailed[11]. For continuing employees none of the equity awards shown will vest or be forfeited until calendar year 2010, when performance against the relevant conditions can be determined. STI share awards vest on the third anniversary of their date of grant, subject to continuing employment. LTI Awards vest on the third anniversary of their date of grant, subject to continuing employment with 50% of the award subject to a TSR performance condition and 50% subject to a sales revenue and BVA performance condition.

NAME	TYPE OF AWARD	NUMBER	VALUE AT GRANT US$'000[12]	MINIMUM FUTURE VALUE OF AWARDS YET TO VEST US$'000[13]	MAXIMUM FUTURE VALUE OF AWARDS YET TO VEST US$'000[12]	% CASH PAID/ EQUITY VESTED	% CASH/ EQUITY FORFEITED
		EQUITY BASED AWARDS				EQUITY BASED AND STI CASH AWARDS	
Executive Directors							
M F Ihlein	STI Cash Award	–	–	–	–	–	100%
	STI Share Award	102,538	501	–	501	–	–
	LTI Award	358,546	1,429	–	1,429	–	–
	Total	**461,084**	**1,930**	**–**	**1,930**	**–**	**–**
M E Doherty	STI Cash Award	–	–	–	–	–	100%
	STI Share Award	59,928	293	–	293	–	–
	LTI Award	157,968	630	–	630	–	–
	Total	**217,896**	**923**	**–**	**923**	**–**	**–**
Current Key Management Personnel							
T J Gorman	STI Cash Award	–	–	–	–	17%	83%
	STI Share Award	57,018	278	–	278	–	–
	LTI Award	126,060	503	–	503	–	–
	Total	**183,078**	**781**	**–**	**781**	**–**	**–**
J R A Judd	STI Cash Award	–	–	–	–	15%	85%
	STI Share Award	27,538	134	–	134	–	–
	LTI Award	65,958	263	–	263	–	–
	Total	**93,496**	**397**	**–**	**397**	**–**	**–**
E E Potts	STI Cash Award	–	–	–	–	13%	87%
	STI Share Award	15,119	74	–	74	–	–
	LTI Award	75,554	301	–	301	–	–
	Total	**90,673**	**375**	**–**	**375**	**–**	**–**
K J Shuba	STI Cash Award	–	–	–	–	–	100%
	STI Share Award	28,529	139	–	139	–	–
	LTI Award	105,050	419	–	419	–	–
	Total	**133,579**	**558**	**–**	**558**	**–**	**–**
N P Smith	STI Cash Award	–	–	–	–	17%	83%
	STI Share Award	27,887	136	–	136	–	–
	LTI Award	69,284	276	–	276	–	–
	Total	**97,171**	**412**	**–**	**412**	**–**	**–**
C A van der Laan	STI Cash Award	–	–	–	–	15%	85%
	STI Share Award	59,996	293	–	293	–	–
	LTI Award	128,348	512	–	512	–	–
	Total	**188,344**	**805**	**–**	**805**	**–**	**–**
Former Other Senior Executive							
C M Norin	STI Cash Award	–	–	–	–	5%	95%
	STI Share Award	30,667	150	–	150	100%	–
	LTI Award	47,514	189	–	189	–[14]	79%
	Total	**78,181**	**339**	**–**	**339**	**–**	**–**

DIRECTORS' REPORT - REMUNERATION REPORT - CONTINUED

5.5 Shareholdings and interests in options/share rights

The table below shows details of Brambles shares in which the Disclosable Executives held relevant interests in relation to:

- ordinary shares, being issued shares held by them and their related parties;
- options, being awards made under the 2001 Option Plans;
- share rights, being awards made before 30 June 2004 under the 2001 Share Plans, awards made on 21 October 2005 under the 2004 Share Plans, and awards made on 19 January 2007, 29 August 2007 and 27 August 2008 under the 2006 Share Plan;
- matching conditional rights, being awards made during the Year under MyShare.

Over the five year period commencing from the date of employment with Brambles, the Chief Executive Officer must, as a minimum, achieve and maintain a shareholding equal to 150% of TFR before tax. Other members of the Executive Leadership Team must, as a minimum, achieve and maintain a shareholding equal to 75% of TFR or 100% of base salary before tax.

NAME	HOLDINGS[16]	BALANCE AT START OF THE YEAR NUMBER
Executive Directors		
M F Ihlein	Ordinary shares[20]	646,470
	Share rights	602,526
	MyShare matching conditional rights	–
M E Doherty	Ordinary shares	–
	Share rights	28,406
	MyShare matching conditional rights	–
Current Key Management Personnel		
T J Gorman	Ordinary shares	–
	Share rights	36,365
	MyShare matching conditional rights	–
J R A Judd	Ordinary shares	69,654
	Share rights	142,669
	MyShare matching conditional rights	–
E E Potts	Ordinary shares	45,000
	Share rights	166,236
	MyShare matching conditional rights	–
K J Shuba[19]	Ordinary shares	27,780
	Options	104,010
	Share rights	140,509
	MyShare matching conditional rights	–
N P Smith	Ordinary shares	–
	Share rights	–
	MyShare matching conditional rights	–
C A van der Laan	Ordinary shares	130,862
	Share rights	371,060
Former Senior Executive		
C M Norin	Ordinary shares	–
	Share rights	164,292
	MyShare matching conditional rights	–

GRANTED DURING THE YEAR		EXERCISED DURING THE YEAR		LAPSED DURING THE YEAR		CHANGES DURING THE YEAR	TOTAL VALUE OF GRANTED, EXERCISED AND LAPSED US$'000	BALANCE AT END OF THE YEAR[47]	AMOUNT PAID ON EXERCISE US$'000[15]	VESTED DURING THE YEAR	VESTED AND EXERCISABLE AT END OF THE YEAR
NUMBER[17]	VALUE AT GRANT US$'000[12]	NUMBER	VALUE AT EXERCISE US$'000	NUMBER	VALUE AT LAPSE US$'000[18]	NUMBER		NUMBER		NUMBER	NUMBER
–	–	–	–	–	–	137,054	–	783,524	–	–	–
461,084	1,930	136,762	802	117,406	684	–	2,048	809,442	802	136,762	–
292	1	–	–	–	–	–	1	292	–	–	–
–	–	–	–	–	–	10,151	–	10,151	–	–	–
217,896	923	–	–	–	–	–	923	246,302	–	–	–
151	1	–	–	–	–	–	1	151	–	–	–
–	–	–	–	–	–	245	–	245	–	–	–
183,078	781	–	–	–	–	–	781	219,443	–	–	–
245	1	–	–	–	–	–	1	245	–	–	–
–	–	–	–	–	–	(19,064)	–	50,590	–	–	–
93,496	397	30,785	156	28,085	164	–	389	177,295	156	30,785	–
151	1	–	–	–	–	–	1	151	–	–	–
–	–	–	–	–	–	5,689	–	50,689	–	–	–
90,673	375	25,436	129	21,620	126	–	378	209,853	129	25,436	–
253	1	–	–	–	–	–	1	253	–	–	–
–	–	–	–	–	–	253	–	28,033	–	–	–
–	–	–	–	–	–	–	–	104,010	–	–	104,010
133,579	558	23,746	139	20,184	118	–	579	230,158	139	23,746	21,198
253	1	–	–	–	–	–	1	253	–	–	–
–	–	–	–	–	–	292	–	292	–	–	–
97,171	412	–	–	–	–	–	412	97,171	–	–	–
292	1	–	–	–	–	–	1	292	–	–	–
–	–	–	–	–	–	(115,862)	–	15,000	–	–	–
188,344	805	64,490	376	52,252	304	–	877	442,662	376	64,490	–
–	–	–	–	–	–	115	–	115	–	–	–
78,181	339	35,826	209	90,324	450	–	98	116,323	209	94,311	58,485
70	–[22]	70	–[22]	–	–	–	–[22]	–	–[22]	70	–

DIRECTORS' REPORT - REMUNERATION REPORT - CONTINUED

6. NON-EXECUTIVE DIRECTORS' DISCLOSURES

6.1 Non-executive Directors' remuneration policy

Non-executive Directors' fees are determined by the Executive Directors, with the Non-executive Directors taking no part in the discussion or decision relating to their fees. In setting the fees, advice is sought from external remuneration consultants on the appropriate level of fees, taking into account the responsibilities of Directors in dealing with the complexity and global nature of Brambles' affairs and the level of fees paid to non-executive directors in comparable companies.

The following table sets out the current annual fees payable to each of the Non-executive Directors. The fee supplement is only payable to a Committee Chairman who is not also the Board Chairman.

Chairman	US$489,000
Other Non-executive Directors	US$117,000
Fee supplement for Audit Committee Chairman	US$30,000
Fee supplement for other Committee Chairmen	US$20,000

The maximum permissible annual fees for Directors of Brambles (other than Executive Directors) is currently US$2,300,000. This amount includes any remuneration paid to those Directors by Brambles or by any of its subsidiaries for their services.

The base fees for Non-executive Directors have not been increased since 1 January 2006. There will not be an increase in Non-executive Director fees in FY10.

6.2 Non-executive Directors' appointment letters

Directors are appointed for an unspecified term but are subject to election by shareholders at the first Annual General Meeting after their initial appointment by the Board. Under Brambles Limited's constitution, no member of the Board may serve for more than three years from the date of appointment without being re-elected by shareholders. Re-appointment is not automatic. The Board reviews whether retiring Directors should stand for re-election, having regard to their performance and the contribution of their individual skills and experience to the desired overall composition of the Board.

Letters of appointment for the Non-executive Directors, which are contracts for service but not contracts of employment, have been put in place. These letters confirm that the Non-executive Directors have no right to compensation on the termination of their appointment for any reason, other than for unpaid fees and expenses for the period actually served.

The Non-executive Directors do not participate in Brambles' short or long term incentive plans. Now that all remaining retirement benefits have been paid out, the Non-executive Directors do not receive any benefits in kind.

Details of the years in which the Non-executive Directors are next due for re-election by shareholders are shown in the Corporate Governance Statement in section 2.

6.3 Non-executive Directors' remuneration for the Year

The fees and other benefits provided to Non-executive Directors during the Year and during the prior year are set out in the table below[24].

Any contributions to personal superannuation or pension funds on behalf of the Non-executive Directors are deducted from their overall fee entitlements.

		SHORT TERM EMPLOYEE BENEFITS	POST EMPLOYMENT BENEFITS		
NAME	YEAR	DIRECTORS' FEES US$'000	SUPER-ANNUATION US$'000	OTHER[23] US$'000	TOTAL US$'000
Current Non–executive Directors					
A G Froggatt	**2009**	**108**	**10**	**–**	**118**
	2008	113	5	–	118
D P Gosnell	**2009**	**113**	**4**	**22**	**139**
	2008	114	4	–	118
S P Johns	**2009**	**136**	**12**	**–**	**148**
	2008	137	12	–	149
S C H Kay	**2009**	**108**	**10**	**–**	**118**
	2008	109	10	–	119
G J Kraehe AO	**2009**	**471**	**21**	**4**	**496**
	2008	282	25	–	307
C L Mayhew	**2009**	**133**	**5**	**–**	**138**
	2008	134	5	–	139
B M Schwartz AM [10]	**2009**	**33**	**3**	**–**	**36**
	2008	–	–	–	–
Totals	**2009**	**1,102**	**65**	**26**	**1,193**
	2008	889	61	–	950

6.4 Non-executive Directors' shareholdings

Non-executive Directors are expected to hold shares in Brambles equal to their annual fees after tax within three years of their appointment.

The following table contains details of Brambles Limited shares in which the Non-executive Directors held relevant interests, being issued shares held by them and their related parties. The Non-executive Directors do not participate in Brambles' equity based incentive schemes.

ORDINARY SHARES	BALANCE AT THE START OF THE YEAR	CHANGES DURING THE YEAR	BALANCE AT THE END OF THE YEAR
Non-executive Directors			
A G Froggatt[25]	14,890	–	14,890
D P Gosnell[26]	14,450	–	14,450
S P Johns[27]	47,500	–	47,500
S C H Kay[28]	10,400	3,000	13,400
G J Kraehe AO[29]	41,561	20,000	61,561
C L Mayhew[30]	16,500	–	16,500
B M Schwartz AM[31]	–	10,000	10,000

7. APPENDICES

7.1 Basis of valuation of equity based awards

Unless otherwise specified, the fair value of the options and share rights included in the tables in this report, has been estimated using a pricing model independently developed by Ernst & Young Transaction Advisory Services Limited on behalf of Brambles.

The following assumptions have been used in the valuation of awards made during the Year. Awards of share rights have been valued at their date of grant.

DATE OF GRANT	VOLATILITY	RISK FREE INTEREST RATE	DIVIDEND YIELD
27 August 2008	33%	5.53%	3.90%
27 August 2008	33%	3.56%	3.80%
1 June 2009[32]	33%	5.60%	3.50%
MyShare 2009[33]	33%	5.50%	3.50%

DIRECTORS' REPORT - REMUNERATION REPORT - CONTINUED

7.2 Summary of 2001, 2004 and 2006 Plans

The table below contains details of the 2001 Share Plans, the 2001 Option Plans, the 2004 Share Plans and the 2006 Share Plan under which the Executive Directors and the Disclosable Executives have unvested and/or unexercised awards which could affect remuneration in this or future reporting periods.

PLAN	NATURE OF AWARD	SIZE OF AWARD	VESTING CONDITION	VESTING SCHEDULE	PERFORMANCE/ VESTING PERIOD	LIFE OF AWARD
2001 Option Plans	Share Rights	% of salary/TFR	Time and relative TSR hurdle (between 50th and 25th out of 100).	38% vesting if TSR in ranked 50th out of 100 companies. 100% vesting if ranked 25th or better.	Three years, with retests after four and five years.	Maximum of six years.
2001 Share Plans	Share Rights	% of salary/TFR	Time and EPS CAGR hurdle (between 7% and 15% p.a.).	25% vesting if EPS CAGR is 7% p.a. 100% vesting if EPS CAGR is 15% p.a.	Three years, with retests after four and five years.	Maximum of six years.
2004 & 2006 Share Plans (TSR LTI)	Share Rights	% of salary/TFR	Time and relative TSR hurdle (between 50th and 25th out of 100).	30% vesting if TSR is ranked 50th out of 100 companies. 100% vesting if 25th or better.	Three years.	Maximum of six years.
2004 & 2006 Share Plans (STI)	Share Rights	Up to 100% of size of STI cash award	Time only.	100% vesting based on continuous employment.	Three years.	Maximum of six years.
2004 & 2006 Share Plans (Enhanced STI)	Share Rights	Up to 50% of size of STI share award	Time and relative TSR hurdle (between 37th and 25th out of 100).	4% vesting if TSR is ranked 37th out of 100 companies. 100% vesting if 25th or better.	Three years.	Maximum of six years.
2006 Share Plan (BVA LTI)	Share Rights	% of salary/TFR	Time and sales revenue growth and BVA performance.	20% vesting occurs if CAGR is 7% and BVA is US$2,000m over three year period. 100% vesting occurs if CAGR is 11% and BVA is US$2,200m over three year period[35].	Three years.	Maximum of six years.
2006 Share Plan (TSR LTI) as amended at the 2008 AGM	Share Rights	% of salary/TFR	Time and relative TSR Hurdle (outperformance of the median company and outperformance of the median by 25%).	40% vesting if TSR is better than the median ranking company. 100% vesting if outperformance of the median ranked company by 25% (absolute percentage) over a three year period.	Three years.	Maximum of six years.
MyShare	Matching Conditional Share Rights	1:1 match for every acquired share purchased	Time and retention of acquired share.	N/A	Two years from first acquisition.	Automatic exercise on second anniversary of first acquisition.

The 2004 Share Plans operate in the same way as the 2006 Share Plan described in section 4.2 although, under the 2004 Share Plans, relative TSR performance is measured relative to the S&P/ASX50 and the FTSE 100.

7.3 Options and share rights

The terms and conditions of each grant of options and share rights affecting remuneration in this or future reporting periods are outlined in the table below. Options and share rights granted under the plans carry no dividends or voting rights[36]:

PLANS UNDER WHICH AWARDS MADE	PLAN NUMBER	GRANT DATE	EXPIRY DATE	EXERCISE PRICE[37]	VALUE AT GRANT[37,38]	STATUS/VESTING DATE
2001 Option Plan	1)	4 March 2004	4 March 2010	A$5.31/£2.11	A$1.17/£.044	100% exercisable from 4 March 2007.
2001 Share Plans	2)	4 March 2004	4 March 2010	–	A$4.67/£1.85	100% exercisable from 4 March 2007.
2004 Share Plans	3)	21 October 2005	22 October 2011[41]	–	A$7.52/A$7.71	100% exercisable from 21 October 2008.
	4)	21 October 2005	22 October 2011[41]	–	A$3.58/A$3.67	100% lapsed 21 October 2008.
	5)	21 October 2005	22 October 2011[41]	–	A$4.19/A$4.30	39.52% exercisable from 21 October 2008, remainder lapsed.
2006 Share Plans	6)	19 January 2007[39,40]	31 August 2012[41]	–	A$12.60	30 August 2009.
	7)	19 January 2007[42,40]	31 August 2012[41]	–	A$5.72	30 August 2009.
	8)	19 January 2007[43,40]	31 August 2012[41]	–	A$6.97	30 August 2009.
	9)	29 August 2007[39]	30 August 2013[41]	–	A$12.64	29 August 2010.
	10)	29 August 2007[42]	30 August 2013[41]	–	A$6.75	29 August 2010.
	11)	29 August 2007[43]	30 August 2013[41]	–	A$8.11	29 August 2010.
	12)	26 February 2008[39,44]	2 December 2013	–	A$9.39	1 December 2010.
	13)	19 March 2008[39,45]	2 March 2014[41]	–	A$8.84	1 March 2011.
	14)	28 April 2008[39]	29 April 2014	–	A$8.01	28 April 2011.
	15)	27 August 2008[39]	27 August 2014[41]	–	A$6.53	27 August 2011.
	16)	27 August 2008[43]	27 August 2014[41]	–	A$5.99	27 August 2011.
	17)	27 August 2008[46]	27 August 2014[41]	–	A$4.67	27 August 2011.
MyShare	18)	31 March 2009[34]	1 April 2011	–	A$5.09	31 March 2011.
	19)	30 April 2009[34]	1 April 2011	–	A$5.97	31 March 2011.
	20)	29 May 2009[34]	1 April 2011	–	A$5.91	31 March 2011.
	21)	30 June 2009[34]	1 April 2011	–	A$5.91	31 March 2011.
	22)	31 July 2009[34]	1 April 2011	–	A$5.97	31 March 2011.

Luke Mayhew
Non-executive Director and Chairman of the Remuneration Committee

20 August 2009

DIRECTORS' REPORT - REMUNERATION REPORT - CONTINUED

1. Financial targets set for the forthcoming financial year under Brambles' incentive plans will not constitute profit forecasts and the Board is conscious that their publication may therefore be misleading. Accordingly Brambles does not publish in advance the coming year's financial targets for incentive purposes. Brambles BVA performance for the Year is however, set out on page 15.
2. The average of the ranking of BIL (or from the date of Unification, the primary listing of Brambles) against the ASX100; and the ranking of BIP (or from the date of Unification, the secondary listing of Brambles) against the FTSE 350.
3. The ranking of the primary listing of Brambles against the ASX100.
4. These performance share rights were granted under the 2006 Share Plan. Rights under this Plan vest on the third anniversary of their grant date, subject to meeting a relative TSR performance condition. If the performance condition is not met, the rights will lapse.
5. These performance share rights were granted under the 2006 Share Plan, as amended in November 2008. Rights under this Plan vest on the third anniversary of their grant date. 50% of the award made will vest subject to meeting a relative TSR performance condition. The balance of the award will vest subject to sales revenue growth and BVA performance, the complete vesting matrix for this component of the award is detailed at 4.2.2.
6. Liz Doherty holds a Directorship with SABMiller plc and is permitted to retain the fees from that appointment, being £67,500 per year.
7. As part of the Brambles' transition to AIFRS, only awards made on or after 7 November 2002 have been included in the calculation of equity based remuneration.
8. Non-monetary benefits include car parking, personal / spouse travel, club membership, motor vehicles and shipment and storage costs.
9. The year-on-year comparison of remuneration costs is affected by the movement of exchange rate from A$1 = US$0.9040 for 2008 to A$1 = US$0.7479 for 2009.
10. Brian Schwartz became a Non-executive Director on 13 March 2009. This individual was not a Disclosable Executive for 2008 and therefore no data was disclosed in respect of him.
11. Section 4.2.1 contains details of those awards which vested after 30 June 2008 or 2009 based on Brambles' performance to those dates.
12. The total value of the relevant equity award(s) valued as at the date of grant using the methodology set out in section 7.1.
13. Assumes performance and/or service conditions not met.
14. The remaining 21% will be retained for testing and will vest subject to the achievement of the relevant performance conditions on 27 August 2011.
15. There were no amounts payable but unpaid on the exercise of options during the Year.
16. Of those awards detailed in Section 7.3; plan numbers 3-11, 15-17 are applicable to Mike Ihlein, and exercises occurred from plan numbers 3 and 5; plan numbers 12, 15-19 are applicable to Liz Doherty; plan numbers 13, 15-21 are applicable to Tom Gorman; plan numbers 3-11, 15-19 are applicable to Jasper Judd, and exercised occurred from plan numbers 3 and 5; plan numbers 3-11, 15-21 are applicable to Elton Potts, and exercises occurred from plan numbers 3 and 5; plan numbers 1-11, 15-21 are applicable to Kevin Shuba, and exercises occurred from plans numbers 3 and 5; plan numbers 15-21 are applicable to Nick Smith; plan numbers 3-11, 15-17 are applicable to Craig van der Laan, and exercises occurred from plan numbers 3 and 5; plan numbers 3-11, 15-18 are applicable for Mikael Norin, and exercises occurred from plan numbers 3 and 5.
17. During the year 3,946,120 performance share rights were granted under the 2006 Share Plan of which 461,084 were granted to Mike Ihlein and 217,896 were granted to Liz Doherty. Approval for the issue of these securities was obtained under ASX Listing Rule 10.14 at the AGM held on 25 November 2008.
18. "Lapse" in this context means that the award was forfeited due to either the service condition performance condition not being met.
19. Kevin Shuba was the only Disclosable Executive to hold options during the Year.
20. Of which 115,000 shares were held by UBS Wealth Management Australia Pty Limited for the Ihlein Family Superannuation Fund, 1,000 shares were held in the form of CDIs by Citibank and 292 shares were held by Computershare Nominees CI Ltd.
21. The opening and closing balance for Jasper Judd reported in the 2008 Annual Report incorrectly included 79,100 options, these balances should have been zero.
22. Value at grant was US$252.50. Value at exercise was US$296.86. Total value granted and exercised was US$549.36.
23. Other refers to personal / spouse travel.
24. The total emoluments for all the Directors for the year ended 30 June 2009 was US$ 4.038 million (2008: US$ 8.198 million). The aggregate minimum contributions of all Directors to complying superannuation funds to avoid incurring the superannuation guarantee levy under the Superannuation Guarantee (Administration) Act 1997 (Australia) was A$ 85,969 (2008: A$97,187). The total number of Directors who made such contributions was seven (2008: ten).
25. Of which 7,000 shares were held by Christine Joanne Froggatt.
26. Held by Susan Gosnell.
27. Of which 27,500 shares were held by Canzak Pty Limited and 20,000 shares were held by Caran Pty Limited.
28. Of which 8,500 were held by the Sarah Carolyn Hailes Kay Superannuation Fund.
29. Held by Invia Custodians for Graham John Kraehe Private Superannuation Fund.
30. Held by Worldwide Nominees Limited.
31. Held by the Schwartz Superannuation Fund.
32. The valuation for this tranche of grants was established at 24 November 2008, being the date on which shareholder approval to the modified performance condition was obtained.
33. Awards made between 31 March 2009 and 29 February 2010
34. These Matching Conditional Rights granted under MyShare vest on 31 March 2011 subject to continuing employment and retention of the associated Acquired Shares. On vesting they are automatically exercised.
35. Full vesting framework outlined at 4.2.2.
36. Awards granted under the 2001 Plans and 2004 Plans were formerly over both BIL and BIP Shares.
37. All values in A$ relate to awards originally made over BIL shares, and in £ to awards made over BIP shares.
38. These are the fair values calculated using the methodology set out in Section 7.1. Where two values in one currency are shown for awards on or after November 2004, the second related to rights awarded to Elton Potts and Kevin Shuba, which expire on the third, rather than the sixth anniversary of the grant.
39. STI share awards vest on the third anniversary of their grant date, subject to continuing employment.
40. Awards granted on 19 January 2007 were, for pricing and vesting purposes, taken to have been granted on 30 August 2006.
41. Awards granted to Elton Potts, Tom Gorman and Kevin Shuba expire three years earlier than the date shown, or immediately after vesting, if earlier.
42. Enhanced STI share awards vest on the third anniversary of their grant date, subject to continuing employment and meeting a TSR performance condition.
43. These LTI share awards vest on the third anniversary of their grant date, subject to continuing employment and meeting a TSR performance condition.
44. Awards granted on 26 February 2008 were, for pricing and vesting purposes, taken to have been granted on 1 December 2007.
45. Awards granted on 19 March 2008, were for pricing and vesting purposes, taken to have been granted on 1 March 2008.
46. These LTI Share Awards vest on the third anniversary of their grant date, subject to continuing employment and meeting a sales growth and BVA performance condition.
47. Since the end of the Year, on 31 July 2009 the following Executive Directors and Key Management Personnel acquired ordinary shares under MyShare and received the corresponding number of MyShare matching conditional rights: Mike Ihlein (70), Tom Gorman (57), Nick Smith (70), Kevin Shuba (54) and Elton Potts (54).

DIRECTORS' REPORT - OTHER INFORMATION

The information presented in this Report relates to the consolidated entity, the Brambles Group, consisting of Brambles Limited and the entities it controlled at the end of, or during the year ended 30 June 2009 (Year).

PRINCIPAL ACTIVITY

The principal activity of the Group during the Year was the provision of supply chain and information management solutions, in which it is a leading global provider. There were no significant changes in the nature of the Group's principal activity during the Year.

REVIEW OF OPERATIONS AND RESULTS

A review of the Group's operations, a review of the results of those operations and details of any significant changes in its state of affairs during the Year, are given in the Operational and Financial Review on pages 10 to 17.

Information about the financial position of the Group is included in the Operational and Financial Review on pages 10 to 17 and in the Performance Summary on pages 2 to 3.

MATTERS SINCE THE END OF THE FINANCIAL YEAR

The Directors are not aware of any matter or circumstance that has arisen since 30 June 2009 that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years, except as may be stated elsewhere in the Chairman and CEO's Report on page 1 and the Operational and Financial Review on pages 10 to 17.

BUSINESS STRATEGIES AND PROSPECTS FOR FUTURE FINANCIAL YEARS

The business strategies and prospects for future financial years, together with likely developments in the operations of the Group in future financial years and the expected results of those operations known at the date of this Report, are set out in the Chairman and CEO's Report on page 1, the Strategy Matrix on pages 6 to 7 and the Operational and Financial Review on pages 10 to 17. Further information in relation to such matters has not been included because the Directors believe it would be likely to result in unreasonable prejudice to the Group.

DIVIDENDS

The Directors have declared a final dividend of 12.5 Australian cents per share, which will be 20% franked. The dividend will be paid on Thursday, 8 October 2009 to shareholders on the register on Friday, 18 September 2009. On 9 April 2009, an interim dividend was paid, which was 17.5 Australian cents per share and 10% franked. On 9 October 2008, a final dividend for the year ended 30 June 2008 was paid, which was 17.5 Australian cents per share and 10% franked. The unfranked component of each dividend paid during the Year was conduit foreign income.

DIRECTORS

The name of each person who was a Director of Brambles Limited at any time during, or since the end of the Year, and the period for which they served as a Director are set out below. The qualifications, experience and special responsibilities for Directors are set out on page 19.

M E Doherty	1 July 2008 to date
A G Froggatt	1 July 2008 to date
D P Gosnell	1 July 2008 to date
M F Ihlein	1 July 2008 to date
S P Johns	1 July 2008 to date
S C H Kay	1 July 2008 to date
G J Kraehe AO	1 July 2008 to date
C L Mayhew	1 July 2008 to date
B M Schwartz AM	13 March 2009 to date

SECRETARY

Details of the qualifications and the experience of the Company Secretary of Brambles Limited are as follows: Robert Gerrard joined Brambles in 2003 as Senior Counsel and was appointed Group Company Secretary in February 2008. Prior to joining Brambles, he was General Counsel to, and Company Secretary of, Roc Oil Company Limited; Group Legal Manager, Cairn Energy plc; General Counsel to, and Company Secretary of, Command Petroleum Limited; and a solicitor with Allen Allen & Hemsley. He holds a Masters of Law (LLM) from the University of Sydney and Bachelor of Science (BSc) and Bachelor of Law (LLB) degrees from the University of New South Wales. He is a Solicitor of the Supreme Court of New South Wales.

DIRECTORS' REPORT - OTHER INFORMATION – CONTINUED

DIRECTORS' MEETINGS

Details of the general frequency of Board meetings and membership of Board committees are given in the Corporate Governance Statement on pages 22 to 34. The following table shows the actual Board and committee meetings held during the Year and the number attended by each Director or committee member.

DIRECTORS	BOARD MEETINGS									
	REGULAR		SPECIAL COMMITTEES		AUDIT COMMITTEE MEETINGS		REMUNERATION COMMITTEE MEETINGS		NOMINATIONS COMMITTEE MEETINGS	
	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)
M E Doherty[c]	12	10	5	5	–	–	–	–	–	–
A G Froggatt[d]	12	11	1	1	–	–	6	6	5	5
D P Gosnell	12	12	1	1	7	7	–	–	–	–
M F Ihlein	12	12	5	5	–	–	–	–	–	–
S P Johns	12	12	4	4	7	7	–	–	5	5
S C H Kay	12	12	1	1	7	7	–	–	–	–
G J Kraehe AO	12	12	5	5	–	–	6	6	5	5
C L Mayhew	12	12	1	1	–	–	6	6	–	–
B M Schwartz AM[e]	4	4	–	–	–	–	–	–	–	–

(a) This column refers to the number of meetings held while the Director was a member of the Board or relevant committee which the Director was eligible to attend.
(b) This column refers to the number of meetings attended during the period the Director was a member of the Board or relevant committee which the Director was eligible to attend.
(c) Liz Doherty missed two tele-conference Board meetings because she was travelling on Brambles business at the time those meetings were held.
(d) Tony Froggatt missed a tele-conference Board meeting.
(e) Brian Schwartz was appointed as a Director with effect from 13 March 2009.

DIRECTORS' DIRECTORSHIPS OF OTHER LISTED COMPANIES

The following lists the directorships held by the Directors in listed companies (other than Brambles Limited) since 30 June 2006 and the period for which each directorship has been held.

DIRECTOR	LISTED COMPANY	PERIOD DIRECTORSHIP HELD
M E Doherty	SABMiller plc	2006 to current
A G Froggatt	AXA Asia Pacific Holdings Limited	2008 to current
	Billabong International Limited	2008 to current
	Brambles Industries Limited	2006
	Brambles Industries plc	2006
	Scottish & Newcastle plc	2003 to 2007
D P Gosnell	Brambles Industries Limited	2006
	Brambles Industries plc	2006
M F Ihlein	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
S P Johns	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
	Spark Infrastructure Group	2005 to current
	Westfield Group: Westfield Holdings Limited	1985 to current
	Westfield America Trust (director of responsible entity, Westfield America Management Limited)	1996 to current
	Westfield Trust (director of responsible entity, Westfield Management Limited)	1985 to current
S C H Kay	Brambles Industries Limited	2006
	Brambles Industries plc	2006
	Commonwealth Bank of Australia	2003 to current
	Symbion Health Limited	2001 to 2007
G J Kraehe AO	Bluescope Steel Limited	2002 to current
	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006
	Djerriwarrh Investments Limited	2002 to current
C L Mayhew	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006
	WH Smith plc	2006 to current
	WH Smith Retail Holdings Limited	2005 to 2006
B M Schwartz AM	Insurance Australia Group Limited	2005 to current
	Westfield Group: Westfield Holdings Limited	2009 to current
	Westfield America Trust (director of responsible entity, Westfield America Management Limited)	2009 to current
	Westfield Trust (director of responsible entity, Westfield Management Limited)	2009 to current

DIRECTORS' REPORT - OTHER INFORMATION - CONTINUED

INTERESTS IN SECURITIES

Pages 42, 43 and 45 of the Remuneration Report include details of the relevant interests of Directors in shares and other securities of Brambles Limited.

INDEMNITIES

Indemnities provided to Directors and officers in accordance with the constitution of Brambles Limited are detailed in Note 36 on page 125. Insurance policies are in place to cover Directors and executive officers, however, the terms of the policies prohibit disclosure of the details of the insurance cover and the premiums paid.

ENVIRONMENT, EMPLOYEES AND RESEARCH AND DEVELOPMENT

Brambles' Environmental Policy is set by the Board. It applies in all countries where Brambles operates and provides that Brambles will act with integrity and respect for the community and the environment, be committed to sound environmental practice in its daily operations, that it is a minimum requirement that all Brambles operations comply with all relevant environmental laws and regulations, that all employees care for the environment by adopting a specified set of environmental principles, that every business unit must ensure that those principles are adhered to and that each business unit should set environmental performance targets, monitor progress and report results.

Regular environmental audits are conducted to evaluate compliance with applicable laws and regulations and implementation of the Environmental Policy. A copy of the complete Environmental Policy is set out in Brambles' Code of Conduct, which is available at www.brambles.com.

The Board is responsible for setting Brambles' Health and Safety Policy, which states that Brambles is to provide and maintain a healthy and safe working environment and to prevent injury, illness or impairment to the health of employees, contractors, customers or the public.

Brambles is committed to achieving Zero Harm, meaning no injuries and no environmental damage. The Zero Harm Charter, which sets out the vision, values and behaviours and commitment required to work safely and ensure environmental compliance, is provided to all employees and, together with the complete Health and Safety Policy, is on the Brambles website at www.brambles.com.

The Group Presidents of CHEP and the Group President and Chief Operating Officer of Recall are responsible for policy implementation and safety performance.

Health and safety performance indicators measure compliance with corporate objectives and milestones, allow assessment of progress and comparison with industry benchmarks and provide incentives for improvement.

The principal safety performance measures are Lost Time Injury Frequency Rate (LTIFR) and Lost Time Injury Severity Rate (LTISR). LTIFR measures the number of injuries that result in an employee being absent from work for one or more whole shifts per million work hours. LTISR measures the number of injury days lost per million work hours. From the 2010 year, Brambles will also adopt Brambles' Injury Frequency Rate, or BIFR, which measures the combined number of fatalities, lost time injuries, modified duties and medical treatments per million hours worked.

Brambles employs over 12,000 people worldwide. Its employment policies commit Brambles to:

- providing a safe working environment with an objective of achieving Zero Harm through industry best practice in health and safety management;
- being an equal opportunities employer, committed to developing a diverse workforce where everyone is treated fairly irrespective of gender, sexual orientation, age, disability, race or religion;
- creating an environment where everyone is encouraged to give their best and realise their full potential, by providing learning and development opportunities for individuals and groups; and
- ensuring employees can discuss any problem connected with their work confident that they will receive a fair, impartial and confidential review of the issue.

Brambles conducts an annual employee survey to gather data about employee perceptions of their workplace. The data is used to track progress from previous surveys, measure Brambles against internal and external best practice and identify key actions for improvement.

Brambles carries out research and development activities in relation to both its CHEP and Recall businesses. These activities comprise continuously testing its pallets and containers to make them more durable and safer for use in the supply chain, designing and improving pallet and container repair equipment, development of radio frequency identification, development of document management processes and developing and improving software.

ENVIRONMENTAL REGULATION

Except as set out below, the operations of the Group in Australia are not subject to any particular and significant environmental regulation under a law of the Commonwealth or a State or Territory. The operations of the Group in Australia involve the use or development of land, the use of transportation equipment and the transport of goods. These operations may be subject to State, Territory or Local government environmental and town planning regulations, or require a licence, consent or approval from Commonwealth, State or Territory regulatory bodies. There were no material breaches of environmental statutory requirements and no material prosecutions during the Year.

Brambles' businesses comply with all relevant environmental laws and regulations and none were involved in any material environmental prosecutions during the Year.

SHARE CAPITAL, OPTIONS AND SHARE RIGHTS

Details of the changes in the issued share capital of Brambles Limited and options, share rights and MyShare matching conditional rights outstanding over Brambles Limited ordinary shares at the year end are given in Notes 27 and 28 on pages 98 to 102. No options, share rights or MyShare matching conditional rights over the shares of Brambles Limited's controlled entities were granted during or since the end of the Year to the date of this Report. Since the year end to the date of this Report, the following grants, exercises and forfeits in options, performance share rights and MyShare matching conditional rights have taken place, broken down by reference to the plan numbers shown on page 47 of the Remuneration Report:

- 89,408 grants under plan 22;
- 74,722 exercises, resulting in the issue of fully paid ordinary shares: 6,926 under plan 3; 11,423 under plan 4; 14,682 under plan 6; 19,777 under plan 9; 10,440 under plan 15. Additionally, 5,894 share rights were exercised under the 2001 Share Plans (exercise price A$0.00, expiry date 10 September 2009) and 5,580

share options were exercised under the 2001 Option Plans (exercise price A$4.75, expiry date 10 September 2009); and

- 1,188,354 lapses: 6,753 under plan 6; 307,030 under plan 7; 787,025 under plan 8; 6,272 under plan 9; 5,685 under plan 10; 15,788 under plan 11; 6,888 under plan 15; 25,688 under plan 16; 25,688 under plan 17; 396 under plan 18; 323 under plan 19; 316 under plan 20; 322 under plan 21; and 180 under plan 22.

SHARE BUY-BACKS

No ordinary shares were bought-back and cancelled during the Year. There is no current on-market buy-back in operation.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties facing Brambles are described in section 7.2 of the Corporate Governance Statement on pages 29 and 30.

RESPONSIBILITY STATEMENT

For the purposes of compliance with the UK Disclosure and Transparency Rules, the Directors confirm that to the best of their knowledge, the management report (which comprises the Directors' Report – Other Information and the other sections of the Annual Report referred to in it) includes a fair review of the development and performance of the business and the position of Brambles, together with a description of the principal risks and uncertainties that it faces.

NON-AUDIT SERVICES

The amount of US$110,000 was paid or is payable to PricewaterhouseCoopers, the Group's auditors, for non-audit services provided during the Year by them (or another person or firm on their behalf). These services primarily related to tax advice. The Audit Committee has reviewed the provision of non-audit services by PricewaterhouseCoopers and its related practices and provided the Directors with formal written advice of a resolution passed by the Audit Committee. Consistent with this advice, the Directors are satisfied that the provision of non-audit services by PricewaterhouseCoopers and its related practices did not compromise the auditor independence requirements of the Act for the following reasons: the nature of the non-audit services provided during the Year; the quantum of non-audit fees compared to overall audit fees; and the pre-approval, monitoring and ongoing review requirements under the Audit Committee Charter and the Charter of Audit Independence in relation to non-audit work.

The auditors have also provided the Audit Committee with a letter confirming that, in their professional judgement, as at 7 August 2009, they have maintained their independence in accordance with their firm's requirements, with the provisions of APES 110 – Code of Ethics for Professional Accountants, the applicable provisions of the Act, and other professional and regulatory requirements in Australia. On the same basis, they also confirm that the objectivity of the audit engagement partners and the audit staff is not impaired.

AUDITORS' INDEPENDENCE DECLARATION

A copy of the auditors' independence declaration as required under section 307C of the Act is set out on page 129.

ANNUAL GENERAL MEETING

The AGM will be held at 2.00pm (AEDT) on 19 November 2009 at The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne, VIC 3000.

This Directors' Report is made in accordance with a resolution of the Board.

G J Kraehe AO
Chairman

M F Ihlein
Chief Executive Officer

20 August 2009

82-5205

SHAREHOLDER INFORMATION

DIRECTORS

G J Kraehe AO
(Non-executive Chairman)

M E Doherty
(Chief Financial Officer)

A G Froggatt
(Non-executive Director)

D P Gosnell
(Non-executive Director)

M F Ihlein
(Chief Executive Officer)

S P Johns
(Non-executive Director)

S C H Kay
(Non-executive Director)

C L Mayhew
(Non-executive Director)

B M Schwartz AM
(Non-executive Director)

COMPANY SECRETARY
R N Gerrard

REGISTERED OFFICE
Brambles Limited
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
ACN 118 896 021

Telephone: 61 (0) 2 9256 5222
Facsimile: 61 (0) 2 9256 5299
Website: www.brambles.com

STOCK EXCHANGE LISTINGS
Brambles' ordinary shares have a primary listing on the Australian Securities Exchange and a secondary listing (where ordinary shares traded are settled via CDIs) on the London Stock Exchange.

SHARE REGISTRARS
Online access to shareholding and CDI holding information is available to investors through the Link Market Services and Equiniti websites.

Ordinary shareholders
Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Australia

Locked Bag A14
Sydney South NSW 1235
Australia

Telephone: 1300 883 073 (freecall within Australia)
61 (0) 2 8280 7143 (from outside Australia)

Facsimile: 61 (0) 2 9287 0303
Email: registrars@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

CDI holders
For CDI holders who use the Equiniti (formerly Lloyds TSB Registrars) corporate nominee service (including former BIP shareholders who held their shares in certificated form), contact:

Equiniti Corporate Nominees Limited
Aspect House, Spencer Road
Lancing BN99 6DA
United Kingdom

Telephone: 0871 384 2030* (UK only)
44 (0) 121 415 7047 (from outside the UK)

Facsimile: 0871 384 2100* (UK only)
44 (0) 1903 698 403 (from outside the UK)

*Calls to this number will be charged at 8p per minute from a BT landline. Other telephony providers' costs may vary.
Website: www.shareview.co.uk

For CDI holders who are CREST participants (including former BIP shareholders who held their shares in dematerialised form through CREST) contact:

Euroclear UK & Ireland Limited
33 Cannon Street
London EC4M 5SB
United Kingdom

Telephone: 08459 645 648 (UK only)
44 (0) 8459 645 648 (from outside the UK)
Facsimile: 020 7849 0134 (UK only)
44 (0) 20 7849 0134 (from outside the UK)
Website: www.euroclear.co.uk

ANNUAL GENERAL MEETING

The Brambles Limited 2009 AGM will be held at 2.00pm (AEDT) on 19 November 2009 at The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne, VIC 3000.

FINANCIAL CALENDAR

Final dividend 2009

Ex dividend date – Monday, 14 September 2009
Record date – Friday, 18 September 2009
Payment date – Thursday, 8 October 2009

2010 (Provisional)

Announcement of interim results – mid February
Interim dividend – mid April
Announcement of final results – mid August
Final dividend – mid October
AGM – November

ANALYSIS OF HOLDERS OF EQUITY SECURITIES AS AT 20 AUGUST 2009

Substantial shareholders

Brambles has been notified of the following substantial shareholding:

HOLDER	NUMBER OF ORDINARY SHARES	% OF ISSUED ORDINARY SHARE CAPITAL [a]
Commonwealth Bank of Australia and its subsidiaries	180,184,910	13.01

[a] Percentages are as disclosed in substantial holding notices given to Brambles Limited.

Number of ordinary shares on issue and distribution of holdings

	HOLDERS	SHARES
1 – 1,000	35,812	19,023,997
1,001 – 5,000	37,059	89,025,374
5,001 – 10,000	6,353	45,775,034
10,001 – 100,000	3,692	78,839,617
100,001 and over	194	1,169,279,253
Total	**83,110**	**1,401,943,275**

The number of members holding less than a marketable parcel of 70 ordinary shares (based on a market price of A$7.15 on 20 August 2009) is 2,102 and they hold a total of 96,839 ordinary shares. The voting rights of ordinary shares are described on page 56.

Number of options/rights on issue and distribution of holdings

	HOLDERS	OPTIONS/RIGHTS
1 – 1,000	1,522	228,657
1,001 – 5,000	46	170,666
5,001 – 10,000	61	413,491
10,001 – 100,000	103	3,767,548
100,001 and over	12	2,996,260
Total	**1,744**	**7,576,622**

The voting right of options, performance share rights and MyShare matching conditional rights are described on page 56.

SHAREHOLDER INFORMATION – CONTINUED

Twenty largest ordinary shareholders

	NAME	NUMBER OF ORDINARY SHARES	% OF SHARE CAPITAL
1	HSBC Custody Nominees (Australia) Limited	322,341,322	22.99%
2	J P Morgan Nominees Australia Limited	253,420,878	18.08%
3	National Nominees Limited	224,039,594	15.98%
4	Citicorp Nominees Pty Limited	122,096,901	8.71%
5[a]	ANZ Nominees Limited (Cash Income A/C)	48,111,821	3.43%
6	Cogent Nominees Pty Limited	21,244,327	1.52%
7	Queensland Investment Corporation	15,049,639	1.07%
8	Australian Reward Investment Alliance	9,001,260	0.64%
9	AMP Life Limited	8,982,515	0.64%
10	RBC Dexia Investor Services Australia Nominees Pty Limited	8,907,309	0.64%
11	Citicorp Nominees Pty Limited (CFS WSLE 452 AUST SHARE A/C)	8,644,099	0.62%
12	HSBC Custody Nominees (Australia) Limited-GSCO ECA	8,033,919	0.57%
13	Australian Foundation Investment Company Limited	7,687,940	0.55%
14	RBC Dexia Investor Services Australia Nominees Pty Limited (BKCUST A/C)	7,445,281	0.53%
15	Warnford Nominees Pty Limited (No 1 ACCOUNT)	5,106,547	0.36%
16	Citicorp Nominees Pty Limited (CFSIL CWLTH AUST SHS 1 A/C)	4,694,000	0.33%
17	Argo Investments Limited	4,252,106	0.30%
18	Citicorp Nominees Pty Limited (CWLTH BANK OFF SUPER A/C)	3,858,492	0.28%
19	Citicorp Nominees Pty Limited (CFSIL CFSWS GEAR 452 AU A/C)	3,633,000	0.26%
20	Perpetual Trustee Company Limited	3,472,685	0.25%
Percentage of total holdings of 20 largest holders		1,090,023,635	77.75%

[a] The ANZ Nominees Limited (Cash Income A/C) holding includes the nominee holding of ordinary shares underlying the CDIs which trade on the London Stock Exchange.

Voting rights: ordinary shares

Brambles Limited's constitution provides that each member entitled to attend and vote may do so in person or by proxy, by attorney or, where the member is a body corporate, by representative. The Directors may also determine that at any general meeting, a member who is entitled to attend and vote on a resolution at that meeting is entitled to a direct vote in relation to that resolution. The Directors have prescribed rules to govern direct voting which are available at www.brambles.com.

On a show of hands, every member present in person, by proxy, by attorney or, where the member is a body corporate, by representative and having the right to vote on a resolution has one vote. The Directors have determined that members who submit a direct vote will be excluded on a vote by a show of hands.

On a poll, every member present in person, by proxy, by attorney or, where the member is a body corporate, by representative and having the right to vote on the resolution has one vote for each ordinary share held. The Directors have determined that votes cast by members who submit a direct vote will be included on a vote by a poll, being one vote for each ordinary share held.

Voting rights: options/rights

Options over ordinary shares, performance share rights and MyShare matching conditional rights do not carry any voting rights.

FINANCIAL REPORT

▶ FOR THE YEAR ENDED 30 JUNE 2009

INDEX	PAGE

CONSOLIDATED INCOME STATEMENT

▶ FOR THE YEAR ENDED 30 JUNE 2009

	NOTE	2009 US$M	2008 US$M
Continuing operations			
Sales revenue	5a	**4,018.6**	4,358.6
Other income	5a	**96.7**	181.5
Operating expenses	5b	**(3,402.1)**	(3,515.4)
Share of results of joint ventures	19c	**5.0**	5.9
Operating profit		**718.2**	1,030.6
Finance revenue		**7.1**	10.5
Finance costs		**(128.0)**	(160.0)
Net finance costs	8	**(120.9)**	(149.5)
Profit before tax		**597.3**	881.1
Tax expense	9	**(163.3)**	(234.2)
Profit from continuing operations		**434.0**	646.9
Profit from discontinued operations	12b	**18.6**	1.8
Profit for the year attributable to members of the parent entity		**452.6**	648.7
Earnings per share (cents)	10		
Total			
– basic		**32.6**	46.0
– diluted		**32.5**	45.7
Continuing operations			
– basic		**31.3**	45.9
– diluted		**31.2**	45.6

The consolidated income statement should be read in conjunction with the accompanying notes.

Non-statutory measure:

Underlying profit

Underlying profit is profit from continuing operations before finance costs, tax and Significant items (refer Note 6). It is presented to assist users of the financial statements to understand Brambles' business results and reconciles with operating profit as follows:

Underlying profit		**900.6**	1,071.9
Significant items:			
– foreign exchange gain on capital repatriation	6	**77.3**	–
– restructuring costs	6	**(153.3)**	(5.1)
– Walmart transition impact	6	**(29.0)**	(10.9)
– USA pallet quality program costs	6	**(77.4)**	(20.6)
– adviser costs – share register activity	6	–	(4.7)
Operating profit		**718.2**	1,030.6

PARENT ENTITY INCOME STATEMENT

▶ FOR THE YEAR ENDED 30 JUNE 2009

	NOTE	2009 US$M	2008 US$M
Continuing operations			
Revenue	5a	–	–
Other income	5a	–	–
Operating expenses	5b	–	–
Operating profit		–	–
Finance revenue		**678.2**	1,061.4
Finance costs		**(182.3)**	(250.3)
Net finance revenue	8	**495.9**	811.1
Profit before tax		**495.9**	811.1
Tax expense	9	**(148.8)**	(240.0)
Profit for the year		**347.1**	571.1

The parent entity income statement should be read in conjunction with the accompanying notes.

BALANCE SHEETS

▶ AS AT 30 JUNE 2009

	NOTE	CONSOLIDATED 2009 US$M	CONSOLIDATED 2008 US$M	PARENT ENTITY 2009 US$M	PARENT ENTITY 2008 US$M
ASSETS					
Current assets					
Cash and cash equivalents	14	**90.1**	104.8	**2.5**	5.4
Trade and other receivables	15	**653.6**	829.0	**–**	0.5
Inventories	16	**35.1**	45.1	**–**	–
Derivative financial instruments	17	**1.1**	4.4	**–**	–
Other assets	18	**72.2**	51.7	**16.0**	7.3
Total current assets		**852.1**	1,035.0	**18.5**	13.2
Non-current assets					
Other receivables	15	**8.1**	9.1	**13,428.8**	14,883.6
Investments	19	**13.8**	16.9	**5,838.9**	6,921.3
Property, plant and equipment	20	**3,441.6**	3,698.9	**–**	–
Goodwill	21	**612.3**	676.1	**–**	–
Intangible assets	22	**163.0**	186.9	**–**	–
Deferred tax assets	9	**7.0**	8.8	**–**	–
Derivative financial instruments	17	**–**	4.3	**–**	–
Other assets	18	**0.6**	0.8	**–**	–
Total non-current assets		**4,246.4**	4,601.8	**19,267.7**	21,804.9
Total assets		**5,098.5**	5,636.8	**19,286.2**	21,818.1
LIABILITIES					
Current liabilities					
Trade and other payables	23	**683.7**	850.7	**–**	–
Borrowings	24	**68.0**	91.5	**–**	–
Derivative financial instruments	17	**12.9**	6.0	**–**	–
Tax payable		**64.6**	54.9	**26.8**	5.4
Provisions	25	**93.6**	74.2	**–**	–
Total current liabilities		**922.8**	1,077.3	**26.8**	5.4
Non-current liabilities					
Borrowings	24	**2,165.5**	2,439.5	**–**	5.0
Derivative financial instruments	17	**5.8**	2.7	**–**	–
Provisions	25	**53.0**	49.8	**–**	–
Retirement benefit obligations	26	**50.8**	63.4	**–**	–
Deferred tax liabilities	9	**449.9**	443.5	**–**	–
Other liabilities	23	**21.4**	17.1	**4,603.8**	4,487.4
Total non-current liabilities		**2,746.4**	3,016.0	**4,603.8**	4,492.4
Total liabilities		**3,669.2**	4,093.3	**4,630.6**	4,497.8
Net assets		**1,429.3**	1,543.5	**14,655.6**	17,320.3
EQUITY					
Contributed equity	27	**13,847.6**	13,778.6	**13,847.6**	13,778.6
Reserves	29	**(14,938.7)**	(14,671.5)	**423.7**	3,139.0
Retained earnings	29	**2,520.1**	2,436.1	**384.3**	402.7
Parent entity interest		**1,429.0**	1,543.2	**14,655.6**	17,320.3
Minority interest	29	**0.3**	0.3	**–**	–
Total equity		**1,429.3**	1,543.5	**14,655.6**	17,320.3

The balance sheets should be read in conjunction with the accompanying notes.

82-5205

STATEMENTS OF RECOGNISED INCOME AND EXPENSE

▶ FOR THE YEAR ENDED 30 JUNE 2009

	NOTE	CONSOLIDATED 2009 US$M	CONSOLIDATED 2008 US$M	PARENT ENTITY 2009 US$M	PARENT ENTITY 2008 US$M
Actuarial losses on defined benefit pension plans	26e	**(2.9)**	(34.5)	–	–
Exchange differences on translation of foreign operations:					
– foreign operations		**(262.6)**	263.5	**(2,718.0)**	2,003.1
– entities disposed taken to profit		**(0.6)**	–	–	–
Cash flow hedges:					
– losses taken to equity		**(27.9)**	(3.8)	–	–
– transferred to profit or loss		**13.7**	(0.1)	–	–
Income tax:					
– on items taken directly to or transferred directly from equity	9a	**9.5**	9.1	–	–
– on items transferred to profit or loss	9a	**(4.8)**	–	–	–
Net (expense)/income recognised directly in equity		**(275.6)**	234.2	**(2,718.0)**	2,003.1
Profit for the year		**452.6**	648.7	**347.1**	571.1
Total recognised income and expense for the year attributable to members of the parent entity		**177.0**	882.9	**(2,370.9)**	2,574.2
Adjustment to opening retained earnings for AASB 117: Leases	29	–	(2.5)	–	–

The statements of recognised income and expense should be read in conjunction with the accompanying notes.

CASH FLOW STATEMENTS

▶ FOR THE YEAR ENDED 30 JUNE 2009

	NOTE	CONSOLIDATED 2009 US$M	CONSOLIDATED 2008 US$M	PARENT ENTITY 2009 US$M	PARENT ENTITY 2008 US$M
Cash flows from operating activities					
Receipts from customers		**4,575.7**	4,998.7	–	–
Payments to suppliers and employees		**(3,306.8)**	(3,467.9)	–	–
Cash generated from operations		**1,268.9**	1,530.8	–	–
Dividends received from joint ventures		**7.1**	5.2	–	–
Interest received		**8.0**	9.6	**0.9**	0.2
Interest paid		**(131.8)**	(146.4)	**(0.2)**	(2.3)
Income taxes paid on operating activities		**(129.2)**	(232.9)	**(131.6)**	(246.9)
Net cash inflow/(outflow) from operating activities	31b	**1,023.0**	1,166.3	**(130.9)**	(249.0)
Cash flows from investing activities					
Proceeds from disposal of businesses		**1.8**	6.6	–	–
Costs incurred on disposal of businesses		**(4.8)**	–	–	–
Acquisition of subsidiaries, net of cash acquired		**(0.1)**	(64.3)	–	–
Purchases of property, plant and equipment		**(683.8)**	(869.4)	–	–
Proceeds from sale of property, plant and equipment		**104.6**	133.8	–	–
Purchases of intangible assets		**(24.3)**	(18.4)	–	–
Loan inflows with associates and subsidiaries		–	0.3	**398.9**	1,038.0
Net cash (outflow)/inflow from investing activities		**(606.6)**	(811.4)	**398.9**	1,038.0
Cash flows from financing activities					
Proceeds from borrowings		**1,404.2**	2,280.3	–	–
Repayments of borrowings		**(1,513.5)**	(2,010.6)	–	–
Net (outflow)/inflow from hedge borrowings		**(7.9)**	95.1	–	–
Proceeds from issue of ordinary shares		**0.8**	38.5	**7.1**	52.3
Buy-back of ordinary shares		–	(392.0)	–	(392.0)
Dividends paid, net of Dividend Reinvestment Plan		**(277.6)**	(444.8)	**(277.6)**	(444.8)
Net cash outflow from financing activities		**(394.0)**	(433.5)	**(270.5)**	(784.5)
Net increase/(decrease) in cash and cash equivalents		**22.4**	(78.6)	**(2.5)**	4.5
Cash and deposits, net of overdrafts, at beginning of the year		**68.1**	126.9	**5.4**	0.6
Effect of exchange rate changes		**(36.4)**	19.8	**(0.4)**	0.3
Cash and deposits, net of overdrafts, at end of the year	31a	**54.1**	68.1	**2.5**	5.4

The cash flow statements should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 1. BASIS OF PREPARATION

These financial statements present the consolidated results of Brambles Limited (ACN 118 896 021) (Company) and its subsidiaries (Brambles or the Group) for the year ended 30 June 2009.

The financial statements comply with International Financial Reporting Standards (IFRS). This general purpose financial report has been prepared in accordance with Australian Equivalents to International Financial Reporting Standards (AIFRS) and in accordance with the requirements of the Corporations Act 2001 (Act). They comply with applicable accounting standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB) and the Urgent Issues Group (UIG).

The financial statements are drawn up in accordance with the conventions of historical cost accounting, except for derivative financial instruments and financial assets and liabilities at fair value through profit or loss.

References to 2009 and 2008 are to the financial years ended 30 June 2009 and 30 June 2008 respectively.

Details of Unification, whereby Brambles Limited acquired all the share capital of Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) under separate schemes of arrangement on 4 December 2006, are set out in the Brambles 2007 Annual Report.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements and all comparatives have been prepared using consistent accounting policies, except for the disclosure of Significant items and Underlying profit described below which were introduced in 2009.

Significant items and Underlying profit

To assist users of the financial statements in understanding Brambles' business results, Brambles now discloses Significant items as a footnote to its income statement. Previously Brambles presented Special items in a separate column in its income statement.

Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

- outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
- part of the ordinary activities of the business but unusual due to their size and nature.

Underlying profit has been introduced as a non-statutory profit measure. It is profit from continuing operations before finance costs, tax and Significant items.

Comparative figures have been provided for both Significant items and Underlying profit.

Early adoption of standards

Brambles has elected to prospectively apply AASB 2008-7: Amendments to Australian Accounting Standards – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate to annual reporting periods commencing on or after 1 July 2008.

The impact of this change in policy is that all dividends received from investments in subsidiaries, joint ventures and associates can be recognised as revenue, even if they are paid out of pre-acquisition profits. However, the investments may need to be tested for impairment following the dividend receipt.

Other new accounting standards and interpretations

At 30 June 2009, certain other new accounting standards and interpretations have been published that will become mandatory in future reporting periods. Brambles has not elected to early-adopt these new or amended accounting standards and interpretations. The expected impact of these changed accounting requirements should not materially alter Brambles' current accounting policies.

AASB 8: Operating Segments and AASB 2007-3: Amendments to Australian Accounting Standards arising from AASB 8 are applicable to annual reporting periods beginning on or after 1 January 2009. AASB 8 requires adoption of a management approach to reporting segment performance. The information being reported will be based on Brambles' internal management reporting to the chief operating decision-maker and will reflect what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The application of AASB 8 will result in additional disclosures in the financial report. Brambles will adopt AASB 8 from 1 July 2009.

AASB 101: Presentation of Financial Statements and AASB 2007-8: Amendments to Australian Accounting Standards arising from AASB 101 are applicable to annual reporting periods beginning on or after 1 January 2009. AASB 101 requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If a prior period adjustment or reclassification is made in the financial statements, a third balance sheet as at the beginning of the comparative period will need to be disclosed. Brambles will apply the revised standard from 1 July 2009.

AASB 123: Borrowing Costs and AASB 2007-6: Amendments to Australian Accounting Standards arising from AASB 123 are applicable to annual reporting periods beginning on or after 1 January 2009. AASB 123 removes the option to expense all borrowing costs and will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. There will be no impact on Brambles' financial report as the current policy is to capitalise borrowing costs relating to qualifying assets.

AASB 2008-1: Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations is applicable for annual reporting periods beginning on or after 1 January 2009 and clarifies that only service conditions and performance conditions constitute vesting conditions and that other features of a share-based payment are not vesting conditions. It also specifies that cancellation of awards by the entity or by other parties should receive the same accounting treatment. The amendment is not expected to affect the accounting for Brambles' share-based payments. Brambles will apply the revised standard from 1 July 2009.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Revised AASB 3: Business Combinations, AASB 127: Consolidated and Separate Financial Statements and AASB 2008-3: Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 are operative for annual reporting periods beginning on or after 1 July 2009. The revised AASB 3 continues to apply the acquisition method to business combinations, but with some significant changes. These changes include expensing all acquisition-related costs, recording all payments to purchase a business at fair value at the acquisition date, with any contingent payments that are classified as debt subsequently remeasured through the income statement. AASB 3 will now allow acquiring entities a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or based on the proportion of the net assets acquired. These new requirements are different to the Group's current policies. The revised AASB 127 specifies that when an entity loses control of a subsidiary, any continuing ownership interest in the subsidiary must be remeasured to fair value through the income statement. The current policy requires the carrying amount of the continuing ownership interest to remain at cost. Brambles will apply the revised standards prospectively to transactions that occur after 1 July 2009.

AASB 2008-6: Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project is applicable to annual reporting periods commencing on or after 1 July 2009 and amends AASB 5: Discontinued Operations and AASB 1: First-Time Adoption of Australian Accounting Standards. These amendments clarify that, if a plan exists to partially dispose a subsidiary which will result in loss of control, then all of the subsidiary's assets and liabilities are to be classified as held for sale. Brambles will apply the amendments prospectively to any partial disposals of subsidiaries that occur after 1 July 2009.

AASB 2008-8: Amendment to AASB 139 Financial Instruments: Recognition and Measurement is applicable to reporting periods commencing on or after 1 July 2009 and makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in one-sided hedged risk when designating options as hedges. The amendment is not expected to have a significant impact on Brambles' financial statements. Brambles will apply the amendments from 1 July 2009.

AASB Interpretation 16: Hedges of a Net Investment in a Foreign Operation is applicable to annual reporting periods beginning on or after 1 October 2008. This interpretation provides guidance on identifying foreign currency risks that qualify as hedged risk in the hedge of net investments in foreign operations. AASB Interpretation 16 also provides guidance on determining amounts to be reclassified from equity to profit or loss for both the hedging instrument and hedged items. Brambles will apply AASB Interpretation 16 from 1 July 2009, but it is not expected to have any impact on the Group's financial report.

Basis of consolidation

The consolidated financial statements of Brambles include the financial statements of Brambles Limited and all its legal subsidiaries. The consolidation process eliminates all inter-entity accounts and transactions. The financial statements of overseas subsidiaries have been prepared in accordance with overseas accounting practices and, for consolidation purposes, have been adjusted to comply with AIFRS.

The financial statements of all subsidiaries are prepared for the same reporting period.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (ie discount on acquisition) is credited to the income statement in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Investment in controlled entities

Shares in controlled entities, as recorded in the parent entity, are recorded at cost.

Investment in joint ventures and associates

Investments in associates, where Brambles exercises significant influence, and other joint venture entities are accounted for using the equity method in the consolidated financial statements, and include any goodwill arising on acquisition. Under this method, Brambles' share of the profits or losses of associates and joint ventures is recognised in the consolidated balance sheet and its share of movements in reserves is recognised in consolidated reserves. Cumulative movements are adjusted against the cost of the investment.

If Brambles' share of losses in an associate or joint venture exceeds its interest in the associate or joint venture, Brambles does not recognise further losses unless it has incurred obligations or made payments on behalf of its associate or joint venture.

Loans to equity accounted associates and joint ventures under formal loan agreements are long term in nature and are included as investments.

Where there has been a change recognised directly in the joint venture's or associate's equity, Brambles recognises its share of any changes as a change in equity.

Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Discontinued operations
The trading results for business operations disposed during the year or classified as held for sale are disclosed separately as discontinued operations in the income statement. The amount disclosed includes any related impairment losses recognised and any gains or losses arising on disposal.

Comparative amounts for the prior year are restated in the income statement to include current year discontinued operations.

Segment reporting
Brambles' primary segment for reporting purposes is by business as Brambles' risks and rates of return are affected predominantly by the difference in the products and services between business streams. Secondary segment information is reported geographically.

Primary segment information is further analysed between continuing and discontinued operations.

Presentation currency
The consolidated and parent entity financial statements are presented in US dollars.

Brambles has selected the US dollar as its presentation currency for the following reasons:
- a significant portion of Brambles' activity is denominated in US dollars; and
- the US dollar is widely understood by Australian, UK and international investors and analysts.

Foreign currency
Items included in the financial statements of each of Brambles' entities are measured using the functional currency of each entity.

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at year-end rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except where deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are recognised directly in equity.

The results and cash flows of Brambles Limited, subsidiaries, joint ventures and associates are translated into US dollars using the average exchange rates for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Assets and liabilities of Brambles Limited, subsidiaries, joint ventures and associates are translated into US dollars at the exchange rate ruling at the balance sheet date. Following Unification, the share capital of Brambles Limited is translated into US dollars at historical rates. All resulting exchange differences arising on the translation of Brambles' overseas and Australian entities are recognised as a separate component of equity.

The financial statements of foreign subsidiaries, joint ventures and associates that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into US dollars.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The principal exchange rates affecting Brambles were:

		US$:A$	US$:€	US$:£
Average	2009	0.7479	1.3822	1.6103
	2008	0.9040	1.4835	2.0111
Year end	30 June 2009	0.8114	1.4106	1.6637
	30 June 2008	0.9629	1.5793	1.9936

Revenue
Revenue is recognised to the extent that it is probable that the economic benefits will flow to Brambles and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of duties and taxes paid (Goods and Services Tax and local equivalents).

Revenue for services is recognised when invoicing the customer following the provision of the service and/or under the terms of agreed contracts in accordance with agreed contractual terms in the period in which the service is provided.

Other income
Other income includes net gains on disposal of property, plant and equipment in the ordinary course of business, which are recognised when control of the property has passed to the buyer. Amounts arising from compensation for irrecoverable pooling equipment are recognised only when it is probable that they will be received.

DIVIDENDS
Dividend revenue is recognised when the shareholders' right to receive the payment is established.

Finance revenue
Interest revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Borrowing costs
Borrowing costs are recognised as expenses in the year in which they are incurred, except where they are included in the cost of qualifying assets.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year. No borrowing costs were capitalised in 2009 or 2008.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Pensions and other post-employment benefits

Payments to defined contribution pension schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where Brambles' obligations under the schemes are equivalent to those arising in a defined contribution pension scheme.

A liability in respect of defined benefit pension schemes is recognised in the balance sheet, measured as the present value of the defined benefit obligation at the reporting date less the fair value of the pension scheme's assets at that date. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high quality corporate bonds.

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

Actuarial gains and losses arising from differences between expected and actual returns, and the effect of changes in actuarial assumptions are recognised in full through the statement of recognised income and expense in the period in which they arise.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees' services, in accordance with the advice of qualified actuaries.

Executive and employee option plans

Incentives in the form of share-based compensation benefits are provided to executives and employees under share option, performance share and MyShare employee share plans approved by shareholders.

Options and share awards are fair valued by qualified actuaries at their grant dates in accordance with the requirements of AASB 2: Share-based Payments, using a binomial model. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, on a straight-line basis over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

Executives and employees in certain jurisdictions are provided cash incentives calculated by reference to the options and awards under the share option schemes (phantom shares). These phantom shares are fair valued on initial grant and at each subsequent reporting date. The cost of such phantom shares is charged to the income statement over the relevant vesting periods, with a corresponding increase in provisions.

The fair value calculation of options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, Brambles reviews its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

ASSETS

Cash and cash equivalents

For purposes of the cash flow statement, cash includes deposits at call with financial institutions and other highly liquid investments which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are presented within borrowings in the balance sheet.

Receivables

Trade receivables due within one year do not carry any interest and are recognised at amounts receivable less an allowance for any uncollectible amounts. Trade receivables are recognised when services are provided and settlement is expected within normal credit terms.

Bad debts are written-off when identified. A provision for doubtful receivables is established when there is a level of uncertainty as to the full recoverability of the receivable, based on objective evidence. Significant financial difficulties of the debtor, probability that the debtor will enter liquidation, receivership or bankruptcy, and default or significant delay in payment are considered indicators that the trade receivable is doubtful. The amount of the provision has been measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. When a trade receivable for which a provision had been recognised becomes uncollectible in a subsequent period, it is written off against the provision account. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

Inventories

Stock and stores on hand are valued at the lower of cost and net realisable value and, where appropriate, provision is made for possible obsolescence. Work in progress, which represents partly-completed work undertaken at pre-arranged rates but not invoiced at the balance sheet date, is recorded at the lower of cost or net realisable value.

Cost is determined on a first-in, first-out basis and, where relevant, includes an appropriate portion of overhead expenditure. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs to make the sale.

Recoverable amount of non-current assets

At each reporting date, Brambles assesses whether there is any indication that an asset, or cash generating unit to which the asset belongs, may be impaired. Where an indicator of impairment exists, Brambles makes a formal estimate of recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use.

Where the carrying value of an asset exceeds its recoverable amount, the asset is considered to be impaired and is written down to its recoverable amount. The impairment loss is recognised as a Significant item in the reporting period in which the write-down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market risk adjusted discount rate.

Property, plant and equipment

Property, plant and equipment (PPE) is stated at cost, net of depreciation and any impairment, except land which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of assets, and, where applicable, an initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditure is capitalised only when it is probable that future economic benefits associated with the expenditure will flow to Brambles. Repairs and maintenance are expensed in the income statement in the period they are incurred.

Depreciation is charged in the financial statements so as to write-off the cost of all PPE, other than freehold land, to their residual value on a straight-line or reducing balance basis over their expected useful lives to Brambles. Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

The expected useful lives of PPE are generally:

— buildings	50 years
— pooling equipment	5–10 years
— other plant and equipment (owned and leased)	3–20 years

The cost of improvements to leasehold properties is amortised over the unexpired portion of the lease, or the estimated useful life of the improvement to Brambles, whichever is the shorter.

Provision is made for irrecoverable pooling equipment based on experience in each market. The provision is presented within accumulated depreciation.

The carrying values of PPE are reviewed for impairment when circumstances indicate their carrying values may not be recoverable. Assets are assessed within the cash generating unit to which they belong. Any impairment losses are recognised in the income statement.

The recoverable amount of PPE is the greater of its fair value less costs to sell and its value in use. Value in use is determined as estimated future cash flows discounted to their present value using a pre-tax discount rate reflecting current market assessments of the time value of money and the risk specific to the asset.

PPE is derecognised upon disposal or when no future economic benefits are expected to arise from continued use of the asset. Any net gain or loss arising on derecognition of the asset is included in the income statement and presented as other income in the period in which the asset is derecognised.

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortised.

Goodwill represents the excess of the cost of an acquisition over the fair value of Brambles' share of the net identifiable assets of the acquired subsidiary, joint venture or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of joint ventures and associates is included in investments in joint ventures and associates.

Upon acquisition, any goodwill arising is allocated to each cash generating unit expected to benefit from the acquisition. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. An impairment loss is recognised when the recoverable amount of the cash generating unit is less than its carrying amount.

On disposal of an operation, goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal.

Intangible assets

Intangible assets acquired are capitalised at cost, unless acquired as part of a business combination in which case they are capitalised at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less provisions for amortisation and impairment.

The costs of acquiring and developing computer software for internal use are capitalised as intangible non-current assets where it is used to support a significant business system and the expenditure leads to the creation of a durable asset.

Useful lives have been established for all non-goodwill intangible assets. Amortisation charges are expensed in the income statement on a straight-line basis over those useful lives. Estimated useful lives are reviewed annually.

The expected useful lives of intangible assets are generally:

— customer lists and relationships	3–20 years
— computer software	3–10 years

There are no non-goodwill intangible assets with indefinite lives.

Intangible assets are tested for impairment where an indicator of impairment exists, either individually or at the cash generating unit level.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

LIABILITIES

Payables

Trade and other creditors represent liabilities for goods and services provided to Brambles prior to the end of the financial year which remain unpaid at the reporting date. The amounts are unsecured and are paid within normal credit terms.

Non-current payables are discounted to present value using the effective interest method.

Provisions

Provisions for liabilities are made on the basis that, due to a past event, the business has a constructive or legal obligation to transfer economic benefits that are of uncertain timing or amount. Provisions are measured at the present value of management's best estimate at the balance sheet date of the expenditure required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks appropriate to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost in the income statement.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Interest bearing liabilities

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the borrowing proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless Brambles has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Employee entitlements

Employee entitlements are provided by Brambles in accordance with the legal and social requirements of the country of employment. Principal entitlements are for annual leave, sick leave, long service leave and contract entitlements. Annual leave and sick leave entitlements are presented within trade and other payables.

Liabilities for annual leave, as well as those employee entitlements which are expected to be settled within one year, are measured at the amounts expected to be paid when they are settled. All other employee entitlement liabilities are measured at the estimated present value of the future cash outflows to be made in respect of services provided by employees up to the reporting date.

Dividends

A provision for dividends is only recognised where the dividends have been declared prior to the reporting date.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

OPERATING LEASES

The minimum lease payments under operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis over the term of the lease.

FINANCE LEASES

Finance leases, which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to Brambles, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, present value of the minimum lease payments, and disclosed as property, plant and equipment held under lease. A lease liability of equal value is also recognised.

Lease payments are allocated between finance charges and a reduction of the lease liability so as to achieve a constant period rate of interest on the lease liability outstanding each period. The finance charge is recognised as a finance cost in the income statement.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Income tax

The income tax expense or benefit for the year is the tax payable or receivable on the current year's taxable income based on the national income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, calculated using tax rates which are enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are not recognised:

- where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- in respect of temporary differences associated with investments in subsidiaries, joint ventures and associates where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Current and deferred tax attributable to amounts recognised directly in equity are also recognised directly in equity.

Financial assets

Brambles classifies its financial assets in the following two categories: financial assets at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired.

FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

LOANS AND RECEIVABLES

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Financial assets are recognised on Brambles' balance sheet when Brambles becomes a party to the contractual provisions of the instrument. Derecognition takes place when Brambles no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

Derivatives and hedging activities
Derivative instruments used by Brambles, which are used solely for hedging purposes (ie to offset foreign exchange and interest rate risks), comprise interest rate swaps, caps, collars, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of Brambles' existing underlying exposure in line with Brambles' risk management policies.

Derivative financial instruments are stated at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturities at the balance sheet date. The fair value of interest rate swap contracts is calculated as the present value of the forward cash flows of the instrument after applying market rates and standard valuation techniques.

For the purposes of hedge accounting, hedges are classified as either fair value hedges, cash flow hedges or net investment hedges.

FAIR VALUE HEDGES
Fair value hedges are derivatives that hedge exposure to changes in the fair value of a recognised asset or liability, or an unrecognised firm commitment. In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer meets the hedge accounting criteria. In this case, any adjustment to the carrying amounts of the hedged item for the designated risk for interest-bearing financial instruments is amortised to the income statement following termination of the hedge.

CASH FLOW HEDGES
Cash flow hedges are derivatives that hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction.

In relation to cash flow hedges to hedge forecast transactions which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting.

At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecast transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

NET INVESTMENT HEDGES
Hedges for net investments in foreign operations are accounted for similarly to cash flow hedges.

Any gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed or sold.

DERIVATIVES THAT DO NOT QUALIFY FOR HEDGE ACCOUNTING
Where derivatives do not qualify for hedge accounting, gains or losses arising from changes in their fair value are taken directly to net profit or loss for the year.

Contributed equity
Ordinary shares including share premium are classified as contributed equity. No gain or loss is recognised in the income statement on the purchase, sale, issue or cancellation of Brambles' own equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds of issue.

Earnings per share (EPS)
Basic EPS is calculated as net profit attributable to members of the parent entity, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members of the parent entity, adjusted for:
- costs of servicing equity (other than dividends) and preference share dividends;
- the after-tax effect of dividends and finance costs associated with dilutive potential ordinary shares that have been recognised as expenses;
- other non-discretionary changes in revenues or expenses during the year that would result from the dilution of potential ordinary shares;

and divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

EPS on Underlying profit after finance costs and tax is calculated as Underlying profit after finance costs and tax attributable to members of the parent entity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Rounding of amounts
As Brambles is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the financial statements and Directors' Report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS - CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

In applying its accounting policies, Brambles has made estimates and assumptions concerning the future, which may differ from the related actual outcomes. Those estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Irrecoverable pooling equipment provisioning

Loss or damage is an inherent risk of pooling equipment operations. CHEP's pooling equipment operations around the world differ in terms of business model, market dynamics, customer and distribution channel profiles, contractual arrangements and operational details. Brambles conducts audits on a regular basis to confirm the existence and the condition of its pooling equipment assets, and monitors its pooling equipment operations using detailed key performance indicators (KPIs).

The irrecoverable pooling equipment provision is determined by reference to historical statistical data in each market, including the outcome of audits and relevant KPIs, together with management estimates of future equipment losses.

Impairment of goodwill

Brambles' business units undertake an impairment review process annually to ensure that goodwill balances are not carried at amounts that are in excess of their recoverable amounts. The recoverable amount of the goodwill in continuing operations is determined based on value in use calculations undertaken at the cash generating unit level. These calculations require the use of key assumptions which are set out in Note 21.

Income taxes

Brambles is a global company and is subject to income taxes in many jurisdictions around the world. Significant judgement is required in determining the provision for income taxes on a worldwide basis. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Brambles recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from amounts provided, such differences will impact the current and deferred tax provisions in the period in which such outcome is obtained. Refer to Note 9 for further details.

Provisions on divestments

Brambles has made provisions in relation to vendor warranties and other matters associated with the divestments made in 2007 and prior years. These provisions have been established by management using information currently available. Where the eventual outcome of these matters is different from amounts currently provided, such differences will impact profits in the period in which such outcome is recognised. Refer to Note 25 for further details.

NOTE 4. SEGMENT INFORMATION

Brambles' continuing business segments are CHEP (pallet and container pooling) and Recall (information management). Discontinued operations primarily comprise the Cleanaway businesses (waste management), which were divested in 2006 and 2007.

Intersegment revenue during the year was immaterial.

	TOTAL INCOME		SALES REVENUE	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
By business segment				
CHEP Americas	**1,615.4**	1,713.5	**1,556.9**	1,581.3
CHEP EMEA	**1,479.7**	1,678.3	**1,452.6**	1,642.1
CHEP Asia-Pacific	**332.6**	398.7	**323.4**	386.9
Total CHEP	**3,427.7**	3,790.5	**3,332.9**	3,610.3
Recall	**687.6**	749.6	**685.7**	748.3
Total	**4,115.3**	4,540.1	**4,018.6**	4,358.6
By geographic origin				
Americas	**1,929.3**	2,047.8	**1,870.2**	1,914.7
Europe	**1,559.8**	1,768.7	**1,537.1**	1,737.2
Australia/New Zealand	**477.8**	580.1	**468.8**	568.2
Rest of World	**148.4**	143.5	**142.5**	138.5
Total	**4,115.3**	4,540.1	**4,018.6**	4,358.6

	OPERATING PROFIT [1]		SIGNIFICANT ITEMS BEFORE TAX [2]		UNDERLYING PROFIT [2]	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M	2009 US$M	2008 US$M
By business segment						
CHEP Americas	**229.0**	452.3	**(205.4)**	(31.5)	**434.4**	483.8
CHEP EMEA	**286.5**	396.5	**(41.0)**	–	**327.5**	396.5
CHEP Asia-Pacific	**57.9**	95.9	**(3.2)**	–	**61.1**	95.9
Total CHEP	**573.4**	944.7	**(249.6)**	(31.5)	**823.0**	976.2
Recall	**95.9**	121.9	**(8.4)**	(0.5)	**104.3**	122.4
Brambles HQ	**48.9**	(36.0)	**75.6**	(9.3)	**(26.7)**	(26.7)
Continuing operations	**718.2**	1,030.6	**(182.4)**	(41.3)	**900.6**	1,071.9
Discontinued operations	**15.2**	1.2	**15.2**	1.2		
Total	**733.4**	1,031.8	**(167.2)**	(40.1)		

[1] Operating profit is segment revenue less segment expense and excludes net finance costs.
[2] Underlying profit is profit from continuing operations before finance costs, tax and Significant items. Refer Note 6.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 4. SEGMENT INFORMATION – CONTINUED

	CAPITAL EXPENDITURE (INCLUDING ACQUISITIONS)		DEPRECIATION AND AMORTISATION	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
By business segment				
CHEP Americas	**312.6**	375.2	**173.3**	173.3
CHEP EMEA	**223.6**	340.4	**168.5**	193.8
CHEP Asia-Pacific	**93.0**	95.1	**36.5**	43.2
Total CHEP	**629.2**	810.7	**378.3**	410.3
Recall	**59.0**	88.1	**46.0**	47.8
Brambles HQ	**5.4**	0.3	**0.3**	0.5
Total	**693.6**	899.1	**424.6**	458.6
By geographic origin				
Americas	**338.2**	411.6		
Europe	**207.7**	339.5		
Australia/New Zealand	**83.0**	73.2		
Rest of World	**64.7**	74.8		
Total	**693.6**	899.1		

	SEGMENT ASSETS		SEGMENT LIABILITIES	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
By business segment				
CHEP Americas	**1,739.5**	1,838.6	**241.6**	270.8
CHEP EMEA	**1,752.1**	2,051.9	**360.3**	402.2
CHEP Asia-Pacific	**430.4**	449.5	**72.3**	94.4
Total CHEP	**3,922.0**	4,340.0	**674.2**	767.4
Recall	**1,020.1**	1,129.8	**167.7**	179.7
Brambles HQ	**11.0**	18.5	**79.3**	116.8
Total segment assets and liabilities	**4,953.1**	5,488.3	**921.2**	1,063.9
Cash and borrowings	**90.1**	104.8	**2,233.5**	2,531.0
Current tax balances	**34.5**	18.0	**64.6**	54.9
Deferred tax balances	**7.0**	8.8	**449.9**	443.5
Equity-accounted investments	**13.8**	16.9	**–**	–
Total assets and liabilities	**5,098.5**	5,636.8	**3,669.2**	4,093.3
By geographic origin				
Americas	**2,196.5**	2,329.1		
Europe	**1,901.7**	2,275.7		
Australia/New Zealand	**616.7**	700.2		
Rest of World	**238.2**	183.3		
Total	**4,953.1**	5,488.3		

NOTE 5. PROFIT FROM ORDINARY ACTIVITIES – CONTINUING OPERATIONS

	CONSOLIDATED		PARENT ENTITY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
a) Revenue and other income – continuing operations				
Sales revenue	**4,018.6**	4,358.6	–	–
Net gains on disposals of property, plant and equipment	**11.9**	46.4	–	–
Other operating income	**84.8**	135.1	–	–
Other income	**96.7**	181.5	–	–
Total income	**4,115.3**	4,540.1	–	–
b) Operating expenses – continuing operations				
Employment costs (Note 7)	**778.2**	787.9	–	–
Service suppliers:				
– transport	**758.5**	813.2	–	–
– repairs and maintenance	**353.4**	294.9	–	–
– subcontractors and other service suppliers	**434.1**	501.5	–	–
Raw materials and consumables	**181.1**	195.7	–	–
Occupancy	**254.3**	217.3	–	–
Depreciation of property, plant and equipment	**391.3**	414.0	–	–
Impairment of pooling equipment (refer Note 6)	**33.6**	–	–	–
Irrecoverable pooling equipment provision expense	**97.8**	91.2	–	–
Amortisation:				
– software	**22.8**	34.5	–	–
– acquired intangible assets (other than software)	**6.6**	6.5	–	–
– deferred expenditure	**3.9**	3.6	–	–
Other [1]	**86.5**	155.1	–	–
	3,402.1	3,515.4	–	–
c) Net foreign exchange gains and losses – continuing operations				
Net gains/(losses) included in operating profit [1]	**75.5**	(1.4)	–	–
Net gains/(losses) included in net finance costs	**0.1**	(12.0)	–	–
	75.6	(13.4)	–	–

[1] Includes a US$77.3 million foreign exchange gain on capital repatriation from an overseas subsidiary during 2009. Refer Note 6 for further details.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 6. SIGNIFICANT ITEMS – CONTINUING OPERATIONS

Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and:

— outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or
— part of the ordinary activities of the business but unusual due to their size and nature.

Significant items are disclosed to assist users of the financial statements to understand Brambles' business results.

	CONSOLIDATED		
	2009		
	BEFORE TAX US$M	TAX US$M	AFTER TAX US$M
Items outside the ordinary course of business:			
– restructuring costs [1]	(153.3)	47.0	(106.3)
– reset of tax cost bases and other Unification tax matters [2]	–	(6.5)	(6.5)
– foreign exchange gain on capital repatriation [3]	77.3	–	77.3
Items within ordinary activities, but unusual due to size and nature:			
– Walmart transition impact [4]	(29.0)	11.3	(17.7)
– USA pallet quality program costs [5]	(77.4)	30.3	(47.1)
Significant items from continuing operations	(182.4)	82.1	(100.3)

	2008		
	BEFORE TAX US$M	TAX US$M	AFTER TAX US$M
Items outside the ordinary course of business:			
– restructuring costs [6]	(5.1)	4.2	(0.9)
– reset of tax cost bases and other Unification tax matters [2]	–	31.6	31.6
– adviser costs – share register activity [7]	(4.7)	0.2	(4.5)
Items within ordinary activities, but unusual due to size and nature:			
– Walmart transition impact [4]	(10.9)	4.2	(6.7)
– USA pallet quality program costs [5]	(20.6)	8.0	(12.6)
Significant items from continuing operations	(41.3)	48.2	6.9

[1] On 16 February 2009, Brambles announced a restructure of its operations, estimated to cost US$159–US$169 million before tax, as a response to the effects of the global economic crisis on its businesses. An impairment charge of US$33.6 million, a US$61.6 million charge for storage and scrapping costs and US$3.8 million depreciation expense have been booked against surplus pallets within the CHEP USA pool. Redundancy and plant closure expenses estimated to cost US$60–US$70 million will be incurred in various countries, of which US$54.3 million (including US$2.4 million depreciation expense) was booked in 2009.

[2] In 2008, following receipt of a private ruling from the Australian Taxation Office, a tax benefit of US$31.6 million was recognised on the reset of Australian tax cost bases as a result of Unification. A net adjustment of US$(6.5) million was made to tax cost bases and other Unification tax matters in 2009.

[3] During 2009, capital of €460 million was repatriated to Australia from an overseas subsidiary. As required by AASB 121: The Effects of Changes in Foreign Exchange Rates, a portion of the accumulated foreign currency translation reserve previously held in relation to the overseas subsidiary was recognised in the income statement, resulting in a US$77.3 million foreign exchange gain.

[4] During 2009, non-recurring transition costs of US$29.0 million (2008: US$10.9 million) due to loss of white wood revenue and net additional operational costs were incurred within CHEP USA as a result of Walmart's decision to modify management of pallet flows within its network in the USA.

[5] In February 2008, Brambles announced a two year program under which CHEP would invest over US$100 million in operational and capital initiatives focused on quality improvement and innovation. During 2009, costs of US$77.4 million (2008: US$20.6 million) were incurred within CHEP USA on the pallet quality program. As advised in February 2009, this program is expected to be completed by December 2009 with total operational and capital spending now estimated at US$160 million.

[6] During 2008, Brambles incurred further employment-related and other costs of US$5.1 million (US$0.9 million after tax) in relation to restructuring and Unification.

[7] As a consequence of the share register activity first disclosed to the Australian Securities Exchange on 8 August 2007, Brambles incurred advisers' fees of US$4.7 million during 2008.

NOTE 7. EMPLOYMENT COSTS – CONTINUING OPERATIONS

	CONSOLIDATED		PARENT ENTITY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
Wages and salaries	**648.2**	652.2	–	–
Social security costs	**72.2**	74.0	–	–
Share-based payment expense	**14.2**	18.0	–	–
Pension costs:				
– defined contribution plans	**19.7**	20.3	–	–
– defined benefit plans	**4.9**	4.6	–	–
Other post-employment benefits	**19.0**	18.8	–	–
	778.2	787.9	–	–

The average monthly number of employees in continuing operations was:

	2009	2008	2009	2008
CHEP	**7,911**	7,456	–	–
Recall	**4,784**	4,773	–	–
Brambles HQ	**90**	76	–	–
	12,785	12,305	–	–

NOTE 8. NET FINANCE COSTS

	CONSOLIDATED		PARENT ENTITY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
Finance revenue				
Bank accounts and short term deposits	**5.3**	7.8	–	–
Interest income from subsidiaries and other	**1.8**	2.7	**678.2**	1,061.4
	7.1	10.5	**678.2**	1,061.4
Finance costs				
Interest expense on bank loans and borrowings	**(110.9)**	(141.4)	**(182.3)**	(250.3)
Other	**(17.1)**	(18.6)	–	–
	(128.0)	(160.0)	**(182.3)**	(250.3)
Net finance (costs)/revenue	**(120.9)**	(149.5)	**495.9**	811.1

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 9. INCOME TAX

	CONSOLIDATED		PARENT ENTITY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
a) Components of tax expense				
Amounts recognised in the income statement				
Current income tax – continuing operations:				
– income tax charge	**147.3**	222.7	**148.8**	242.9
– prior year adjustments	**(18.1)**	(26.8)	**–**	(2.9)
	129.2	195.9	**148.8**	240.0
Deferred tax – continuing operations:				
– origination and reversal of temporary differences	**29.1**	44.6	**–**	–
– previously unrecognised tax losses	**(9.4)**	(15.6)	**–**	–
– prior year adjustments	**14.4**	9.3	**–**	–
	34.1	38.3	**–**	–
Tax expense – continuing operations	**163.3**	234.2	**148.8**	240.0
Tax benefit – discontinued operations (Note 12b)	**(3.4)**	(0.6)	**–**	–
Tax expense recognised in the income statement	**159.9**	233.6	**148.8**	240.0
Amounts recognised in the statement of recognised income and expense				
– on actuarial losses on defined benefit pension plans	**0.2**	(7.4)	**–**	–
– on losses on revaluation of cash flow hedges	**(4.9)**	(1.7)	**–**	–
Tax benefit recognised directly in the statement of recognised income and expense	**(4.7)**	(9.1)	**–**	–
b) Reconciliation between tax expense and accounting profit before tax				
Profit before tax – continuing operations	**597.3**	881.1	**495.9**	811.1
Tax at standard Australian rate of 30% (2008: 30%)	**179.2**	264.3	**148.8**	243.3
Effect of tax rates in other jurisdictions	**(3.6)**	8.1	**–**	–
Prior year adjustments	**(3.7)**	(17.5)	**–**	(2.9)
Current year tax losses not recognised	**14.6**	6.8	**–**	–
Foreign withholding tax – unrecoverable	**9.4**	13.5	**–**	–
Change in tax rates	**(1.1)**	(15.9)	**–**	–
Non-deductible expenses	**6.1**	20.0	**–**	–
Prior year tax losses recouped/recognised	**(9.4)**	(15.6)	**–**	–
Other	**(28.2)**	(29.5)	**–**	(0.4)
Tax expense – continuing operations	**163.3**	234.2	**148.8**	240.0
Tax benefit – discontinued operations (Note 12b)	**(3.4)**	(0.6)	**–**	–
Total income tax expense	**159.9**	233.6	**148.8**	240.0

	CONSOLIDATED		PARENT ENTITY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
c) Components of and changes in deferred tax assets				
Deferred tax assets shown in the balance sheet are represented by cumulative temporary differences attributable to:				
Items recognised through the income statement				
Employee benefits	**7.5**	14.8	–	–
Provisions	**52.0**	17.4	–	–
Losses available against future taxable income	**116.8**	102.5	–	–
Other	**46.9**	42.4	–	–
	223.2	177.1	–	–
Items recognised directly in equity				
Actuarial losses on defined benefit pension plans	**2.3**	–	–	–
Cash flow hedges	**5.3**	–	–	–
Share-based payments	**0.3**	3.3	–	–
	7.9	3.3	–	–
Set-off of deferred tax liabilities	**(224.1)**	(171.6)	–	–
Net deferred tax assets	**7.0**	8.8	–	–
Changes in deferred tax assets were as follows:				
At 1 July	**8.8**	3.1	–	–
Credited/(charged) to the income statement	**51.1**	(10.7)	–	–
Credited directly to equity	**4.6**	4.1	–	–
Acquisition of subsidiary	–	2.7	–	–
Offset against deferred tax liabilities	**(52.5)**	8.7	–	–
Currency variations	**(5.0)**	0.9	–	–
At 30 June	**7.0**	8.8	–	–

Deferred tax assets are recognised for carried forward tax losses to the extent that the realisation of the related tax benefit through future taxable profits is probable. At reporting date, Brambles has unused tax losses of US$493.1 million (2008: US$458.7 million) available for offset against future profits. A deferred tax asset has been recognised in respect of US$324.8 million (2008: US$276.8 million) of such losses.

The benefit for tax losses will only be obtained if:

- Brambles derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;
- Brambles continues to comply with the conditions for deductibility imposed by tax legislation; and
- no changes in tax legislation adversely affect Brambles in realising the benefit from the deductions for the losses.

No deferred tax asset has been recognised in respect of the remaining unused tax losses of US$168.3 million (2008: US$181.9 million) due to the unpredictability of future profit streams in the relevant jurisdictions. Other than China losses of US$23.1 million which will expire between 2012 and 2014, all other losses may be carried forward indefinitely.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 9. INCOME TAX – CONTINUED

	CONSOLIDATED		PARENT ENTITY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
d) Components and changes in deferred tax liabilities				
Deferred tax liabilities shown in the balance sheet are represented by cumulative temporary differences attributable to:				
Items recognised through the income statement				
Accelerated depreciation for tax purposes	**565.7**	541.9	–	–
Other	**108.3**	64.1	–	–
	674.0	606.0	–	–
Items recognised in the statement of recognised income and expense				
On actuarial losses on defined benefit pension plans	–	7.4	–	–
On cash flow hedges	–	1.7	–	–
	–	9.1	–	–
Set-off of deferred tax assets	**(224.1)**	(171.6)	–	–
Net deferred tax liabilities	**449.9**	443.5	–	–
Changes in deferred tax liabilities were as follows:				
At 1 July	**443.5**	389.8	–	–
Charged to the income statement	**85.2**	27.6	–	–
Credited to the statement of recognised income and expense	**(9.1)**	(8.3)	–	–
Acquisition of subsidiary	–	6.9	–	–
Offset against deferred tax asset	**(52.5)**	8.7	–	–
Currency variations	**(17.2)**	18.8	–	–
At 30 June	**449.9**	443.5	–	–

At reporting date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised in the consolidated financial statements was US$1,769.3 million (2008: US$1,790.9 million). No liability has been recognised in respect of these temporary differences because Brambles is in a position to control distributions from subsidiaries and it is probable that such differences will not reverse in the foreseeable future. Unremitted earnings totalled US$2,134.7 million (2008: US$2,032.4 million), of which US$212.3 million relates to earnings post Unification.

e) Tax consolidation

Brambles Limited and its Australian subsidiaries formed a tax consolidated group in 2006. Brambles Limited, as the head entity of the tax consolidated group, and its Australian subsidiaries have entered into a tax sharing agreement in order to allocate income tax expense. The tax sharing agreement uses a stand-alone basis of allocation. Consequently, Brambles Limited and its Australian subsidiaries account for their own current and deferred tax amounts as if they each continue to be taxable entities in their own right. In addition, the agreement provides funding rules setting out the basis upon which subsidiaries are to indemnify Brambles Limited in respect of tax liabilities and the methodology by which subsidiaries in tax loss are to be compensated.

NOTE 10. EARNINGS PER SHARE

	CONSOLIDATED	
	2009 US CENTS	2008 US CENTS
Earnings per share		
– basic	**32.6**	46.0
– diluted	**32.5**	45.7
From continuing operations		
– basic	**31.3**	45.9
– diluted	**31.2**	45.6
– basic, on Underlying profit after finance costs and tax	**38.5**	45.4
From discontinued operations		
– basic	**1.3**	0.1
– diluted	**1.3**	0.1

Options, performance share rights and MyShare matching conditional rights granted under Brambles' share plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. Details are set out in Note 28.

	2009 MILLION	2008 MILLION
a) Weighted average number of shares during the year		
Used in the calculation of basic earnings per share	**1,388.3**	1,409.2
Adjustment for share options and rights	**4.4**	8.9
Used in the calculation of diluted earnings per share	**1,392.7**	1,418.1

	2009 US$M	2008 US$M
b) Reconciliations of profits used in EPS calculations		
Statutory profit		
Profit from continuing operations	**434.0**	646.9
Profit from discontinued operations	**18.6**	1.8
Profit used in calculating basic and diluted EPS	**452.6**	648.7
Underlying profit after finance costs and tax		
Underlying profit (Note 4)	**900.6**	1,071.9
Net finance costs (Note 8)	**(120.9)**	(149.5)
Underlying profit before tax	**779.7**	922.4
Tax expense on Underlying profit	**(245.4)**	(282.4)
Underlying profit after finance costs and tax	**534.3**	640.0
which reconciles to statutory profit:		
Underlying profit after finance costs and tax	**534.3**	640.0
Significant items after tax (Note 6)	**(100.3)**	6.9
Profit from continuing operations	**434.0**	646.9

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 11. DIVIDENDS

	INTERIM 2009	FINAL 2008
a) Dividends declared and paid during the year		
Dividend per share (in Australian cents)	**17.5**	**17.5**
Franked amount at 30% tax (in Australian cents)	**1.75**	**1.75**
Cost (in US$ million)	**176.3**	**163.2**
Payment date	**9 April 2009**	**9 October 2008**

	FINAL 2009
b) Dividend declared after reporting date	
Dividend per share (in Australian cents)	**12.5**
Franked amount at 30% tax (in Australian cents)	**2.5**
Cost (in US$ million)	**144.4**
Payment date	**8 October 2009**
Dividend record date	**18 September 2009**

As this dividend had not been declared at the reporting date, it is not reflected in the financial statements.

	2009 US$M	2008 US$M
c) Franking credits		
Franking credits available for subsequent financial years based on a tax rate of 30%	**22.0**	14.0

The amounts above represent the balance of the franking account as at the end of the year, adjusted for:

- franking credits that will arise from the payment of the current tax liability;
- franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;
- franking credits that will arise from dividends recognised as receivables at the reporting date; and
- franking credits that may be prevented from being distributed in subsequent financial years.

The dividends declared by Brambles Limited after reporting date will be franked to the extent indicated out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2010.

NOTE 12. DISCONTINUED OPERATIONS

a) Description

There were minor disposals in 2009 and 2008, with immaterial impact.

	CONSOLIDATED	
	2009 US$M	2008 US$M
b) Income statement and cash flow information – discontinued operations		
Total revenue	–	–
Operating expenses	–	–
Profit before tax and Significant items	–	–
Significant items:		
– gain recognised on completed disposals [1]	**15.2**	1.2
Profit before tax from discontinued operations	**15.2**	1.2
Tax benefit:		
– on profit before tax and Significant items	–	–
– on Significant items	**3.4**	0.6
Total tax benefit from discontinued operations	**3.4**	0.6
Profit for the year from discontinued operations	**18.6**	1.8
Net cash outflow from operating activities	**(2.2)**	(4.7)
Net cash outflow from investing activities	–	–
Net cash outflow from financing activities	–	–
Net decrease in cash from discontinued operations	**(2.2)**	(4.7)

[1] In 2009, net favourable provision adjustments of US$15.2 million (2008: US$1.2 million) were recognised in respect of divestments completed in 2007 and prior years which were outside the ordinary course of business.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 13. BUSINESS COMBINATION

On 4 March 2008, Brambles announced it had agreed to purchase 100% of the issued share capital of LeanLogistics, Inc, a leading provider of technology-based transport and supply chain solutions in the USA. Change of control was effective on 7 March 2008.

For the period from 7 March 2008 to 30 June 2008, LeanLogistics contributed revenue of US$3.3 million and incurred a loss after tax of US$1.2 million. These results are included within the CHEP Americas business segment. If the acquisition had occurred on 1 July 2007, Brambles' revenue for 2008 would have been US$7.6 million higher and profit after tax for 2008 US$0.6 million lower after allowing for finance costs.

The fair value of the LeanLogistics assets acquired, liabilities assumed and goodwill were as follows:

	2008 US$M
Cash paid	44.7
Direct costs relating to the acquisition	2.4
Total purchase consideration	47.1
Fair value of net identifiable assets acquired	13.8
Goodwill	33.3

The goodwill acquired is attributable to the profitability of the acquired business and anticipated synergies with CHEP's existing operations. The fair values of assets and liabilities acquired, including intangibles such as customer contracts, were established using professional valuers, where relevant.

On acquisition of LeanLogistics, assets acquired and liabilities assumed were:

	ACQUIREE'S CARRYING AMOUNT US$M	FAIR VALUE US$M
Cash and cash equivalents	0.9	0.9
Trade and other receivables	1.6	1.6
Other current assets	0.1	0.1
Property, plant and equipment	0.3	0.3
Intangible assets	1.0	17.5
Current and deferred tax assets	2.7	2.8
	6.6	23.2
Trade and other payables	(2.7)	(2.7)
Borrowings	(0.3)	(0.3)
Current and deferred tax liabilities	–	(6.4)
	(3.0)	(9.4)
Net assets	3.6	13.8

	2008 US$M
Cash outflow on acquisition of LeanLogistics was as follows:	
Cash and cash equivalents acquired	0.9
Cash consideration	(47.1)
Net cash outflow	(46.2)

In addition to the LeanLogistics acquisition, there were minor acquisitions in 2009 and 2008, with immaterial impact.

NOTE 14. CASH AND CASH EQUIVALENTS

	CONSOLIDATED		PARENT ENTITY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
Cash at bank and in hand	**55.0**	62.8	**2.5**	5.4
Short term deposits	**35.1**	42.0	**–**	–
	90.1	104.8	**2.5**	5.4

Short term deposits have initial maturities varying between 7 days and 3 months.

Refer to Note 30 for other financial instruments disclosures.

NOTE 15. TRADE AND OTHER RECEIVABLES

	CONSOLIDATED 2009 US$M	CONSOLIDATED 2008 US$M	PARENT ENTITY 2009 US$M	PARENT ENTITY 2008 US$M
Current				
Trade receivables	**461.8**	532.4	**–**	–
Provision for doubtful receivables (a)	**(11.7)**	(7.6)	**–**	–
Net trade receivables	**450.1**	524.8	**–**	–
Other debtors	**119.6**	177.9	**–**	0.5
Accrued and unbilled revenue	**83.9**	126.3	**–**	–
	653.6	829.0	**–**	0.5
Non-current				
Receivables from subsidiaries	**–**	–	**13,428.8**	14,883.6
Other receivables	**8.1**	9.1	**–**	–
	8.1	9.1	**13,428.8**	14,883.6

a) Provision for doubtful receivables

Trade receivables are non-interest bearing and are generally on 30–90 day terms. A provision for doubtful receivables is established when there is a level of uncertainty as to the full recoverability of the receivable, based on objective evidence. A provision of US$8.4 million (2008: US$2.0 million) has been recognised as an expense in the current year for specific trade and other receivables for which such evidence exists.

Movements in the provision for doubtful receivables were as follows:

	CONSOLIDATED 2009 US$M	CONSOLIDATED 2008 US$M	PARENT ENTITY 2009 US$M	PARENT ENTITY 2008 US$M
At 1 July	**7.6**	9.5	**–**	–
Charge for the year	**8.4**	2.0	**–**	–
Amounts written off	**(4.8)**	(4.7)	**–**	–
Foreign exchange differences	**0.5**	0.8	**–**	–
At 30 June	**11.7**	7.6	**–**	–

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 15. TRADE AND OTHER RECEIVABLES – CONTINUED

	CONSOLIDATED		PARENT ENTITY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
At 30 June, the ageing analysis of trade receivables by reference to due dates was as follows:				
Not past due	**271.8**	410.8	–	–
Past due 0–30 days but not impaired	**115.7**	72.5	–	–
Past due 31–60 days but not impaired	**27.5**	16.3	–	–
Past due 61–90 days but not impaired	**18.5**	10.7	–	–
Past 90 days but not impaired	**16.6**	14.5	–	–
Impaired	**11.7**	7.6	–	–
	461.8	532.4	–	–

At 30 June 2009, trade receivables of US$178.3 million (2008: US$114.0 million) were past due but not doubtful. These trade receivables comprise customers who have a good debt history and are considered recoverable.

At 30 June 2009, trade receivables of US$11.7 million (2008: US$7.6 million) were considered to be impaired. A provision of US$11.7 million (2008: US$7.6 million) has been recognised for doubtful receivables.

Other debtors primarily comprise GST/VAT recoverable, loss compensation receivables and certain balances arising from outside Brambles' ordinary business activities, such as deferred proceeds on sale of businesses and property, plant and equipment.

At 30 June 2009, other debtors of US$35.0 million (2008: US$70.9 million) were past due but not considered to be impaired. No specific collection issues have been identified with these receivables. An ageing of these receivables was as follows:

	CONSOLIDATED 2009 US$M	CONSOLIDATED 2008 US$M	PARENT ENTITY 2009 US$M	PARENT ENTITY 2008 US$M
Past due 0–30 days but not impaired	**10.1**	9.2	–	–
Past due 31–60 days but not impaired	**0.6**	9.8	–	–
Past due 61–90 days but not impaired	**2.0**	2.4	–	–
Past 90 days but not impaired	**22.3**	49.5	–	–
	35.0	70.9	–	–

At 30 June 2009, there were no balances within other debtors that were considered to be impaired (2008: US$0.1 million). No provision has been recognised (2008: US$0.1 million).

Receivables from subsidiaries are unsecured, committed advances repayable in September 2012.

Refer to Note 30 for other financial instruments disclosures.

NOTE 16. INVENTORIES

	CONSOLIDATED	
	2009 US$M	2008 US$M
Raw materials and consumables	**27.8**	32.3
Work in progress	**7.3**	12.8
	35.1	45.1

Inventory write-downs recognised as an expense during the year amounted to US$0.1 million (2008: US$0.1 million). The expense has been included in raw materials and consumables in the consolidated income statement.

NOTE 17. DERIVATIVE FINANCIAL INSTRUMENTS

	CONSOLIDATED			
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
	CURRENT ASSETS		CURRENT LIABILITIES	
Interest rate swaps – cash flow hedges	–	3.1	**12.3**	5.8
Forward foreign exchange contracts – cash flow hedges	–	0.1	**0.5**	–
Forward foreign exchange contracts – held for trading	**1.1**	1.2	**0.1**	0.2
	1.1	4.4	**12.9**	6.0
	NON-CURRENT ASSETS		NON-CURRENT LIABILITIES	
Interest rate swaps – cash flow hedges	–	4.3	**5.8**	2.7

Refer to Note 30 for other financial instruments disclosures.

NOTE 18. OTHER ASSETS

	CONSOLIDATED		PARENT ENTITY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
Current				
Prepayments	**37.7**	33.7	–	–
Current tax receivable	**34.5**	18.0	**16.0**	7.3
	72.2	51.7	**16.0**	7.3
Non-current				
Prepayments	**0.6**	0.8	–	–

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 19. INVESTMENTS

a) Joint ventures

Brambles has investments in the following joint ventures, both of which are unlisted jointly controlled entities, which are accounted for using the equity method.

		CONSOLIDATED	
		% INTEREST HELD AT REPORTING DATE	
NAME (AND NATURE OF BUSINESS)	PLACE OF INCORPORATION	JUNE 2009	JUNE 2008
CISCO – Total Information Management Pte. Limited (Information management)	Singapore	**49%**	49%
Recall Becker GmbH & Co. KG (Document management services)	Germany	**50%**	50%

b) Movement in carrying amount of investments in joint ventures

	CONSOLIDATED	
	2009 US$M	2008 US$M
At 1 July	**16.9**	23.5
Share of results after income tax (Note 19c)	**5.0**	5.9
Dividends received/receivable	**(7.1)**	(5.2)
Disposals and repayments	**–**	(0.4)
Foreign exchange differences	**(1.0)**	2.8
Transfer to investments in subsidiaries	**–**	(9.2)
Other movements	**–**	(0.5)
At 30 June	**13.8**	16.9

c) Share of results of joint ventures

	CONSOLIDATED	
	2009 US$M	2008 US$M
Continuing operations		
Trading revenue	**11.6**	17.4
Expenses	**(5.6)**	(10.5)
Profit from ordinary activities before tax	**6.0**	6.9
Tax expense on ordinary activities	**(1.0)**	(1.0)
Profit for the year	**5.0**	5.9

d) Share of assets and liabilities of joint ventures

	2009 US$M	2008 US$M
Current assets	**3.2**	4.0
Non-current assets	**13.8**	16.4
Total assets	**17.0**	20.4
Current liabilities	**2.3**	2.5
Non-current liabilities	**0.9**	1.0
Total liabilities	**3.2**	3.5
Net assets – continuing operations	**13.8**	16.9

e) Share of commitments and contingent liabilities of joint ventures

	2009 US$M	2008 US$M
Contingent liabilities	**0.7**	0.7
Lease commitments	**2.5**	2.0
Total – continuing operations	**3.2**	2.7

f) Investments in subsidiaries

	PARENT ENTITY	
	2009 US$M	2008 US$M
Investments in subsidiaries – at cost	**5,838.9**	6,921.3

This amount when added to the net intercompany receivables of US$8,825.0 million (2008: US$10,396.2 million) reflects the total carrying value of Brambles Limited's investment in subsidiaries. These amounts are eliminated on consolidation and are assessed for impairment at each reporting period.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 20. PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED		
	LAND AND BUILDINGS US$M	PLANT AND EQUIPMENT US$M	TOTAL US$M
At 1 July 2007			
Cost	126.2	5,148.6	5,274.8
Accumulated depreciation	(44.1)	(2,010.8)	(2,054.9)
Net carrying amount	82.1	3,137.8	3,219.9
Year ended 30 June 2008			
Opening net carrying amount	82.1	3,137.8	3,219.9
Additions	12.4	838.8	851.2
Acquisition of subsidiaries	1.4	7.0	8.4
Disposals	(4.1)	(79.9)	(84.0)
Disposal of subsidiaries	(0.2)	(1.0)	(1.2)
Other transfers	(1.2)	(27.3)	(28.5)
Depreciation charge	(7.6)	(406.4)	(414.0)
Irrecoverable pooling equipment provision expense	–	(91.2)	(91.2)
Foreign exchange differences	7.3	231.0	238.3
Closing net carrying amount	90.1	3,608.8	3,698.9
At 30 June 2008			
Cost	145.9	5,935.8	6,081.7
Accumulated depreciation	(55.8)	(2,327.0)	(2,382.8)
Net carrying amount	90.1	3,608.8	3,698.9
Year ended 30 June 2009			
Opening net carrying amount	**90.1**	**3,608.8**	**3,698.9**
Additions	**5.4**	**668.6**	**674.0**
Disposals	**(3.4)**	**(88.6)**	**(92.0)**
Other transfers	–	**(7.6)**	**(7.6)**
Depreciation charge [1]	**(7.0)**	**(384.3)**	**(391.3)**
Impairment of pooling equipment	–	**(33.6)**	**(33.6)**
Irrecoverable pooling equipment provision expense	–	**(97.8)**	**(97.8)**
Foreign exchange differences	**(10.4)**	**(298.6)**	**(309.0)**
Closing net carrying amount	**74.7**	**3,366.9**	**3,441.6**
At 30 June 2009			
Cost	**129.0**	**5,566.9**	**5,695.9**
Accumulated depreciation	**(54.3)**	**(2,200.0)**	**(2,254.3)**
Net carrying amount	**74.7**	**3,366.9**	**3,441.6**

[1] During 2009, a residual value was applied to plastic pooling equipment within certain CHEP business units to ensure uniform treatment of regrind proceeds throughout CHEP. The effect in the current period was a decrease in depreciation expense of US$10.3 million.

The net carrying amounts above include plant and equipment held under finance lease US$1.9 million (2008: US$2.8 million); leasehold improvements US$6.4 million (2008: US$7.1 million); and capital work in progress US$17.9 million (2008: US$18.3 million).

NOTE 21. GOODWILL

	CONSOLIDATED	
	2009 US$M	2008 US$M
a) Net carrying amounts and movements during the year		
At 1 July		
Carrying amount	**676.1**	606.1
Year ended 30 June		
Opening net carrying amount	**676.1**	606.1
Acquisition of subsidiaries	–	44.7
Disposal of subsidiaries	**(0.6)**	(14.0)
Other transfers	**0.3**	(2.2)
Foreign exchange differences	**(63.5)**	41.5
Closing net carrying amount	**612.3**	676.1
At 30 June		
Gross carrying amount	**612.3**	676.1
Accumulated impairment	–	–
Net carrying amount	**612.3**	676.1

b) Segment-level summary of net carrying amount

Goodwill acquired through business combinations is allocated to cash generating units (CGU), which are the smallest identifiable groupings of Brambles' cash generating assets. A segment-level summary of the goodwill allocation is presented as follows:

	2009 US$M	2008 US$M
CHEP Americas	**51.3**	51.9
CHEP EMEA	**41.0**	47.6
CHEP Asia-Pacific	**24.5**	28.7
Total CHEP	**116.8**	128.2
Recall	**495.5**	547.9
Total goodwill	**612.3**	676.1

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 21. GOODWILL – CONTINUED

c) Recoverable amount testing – continuing operations

The recoverable amount of goodwill is determined based on value in use calculations undertaken at the CGU level. The value in use is calculated using a discounted cash flow methodology covering a 10 year period with an appropriate terminal value at the end of that period.

Based on the impairment testing, the recoverable amounts of goodwill in the CGUs related to continuing operations at reporting date were fully supported.

The following describes the key assumptions on which management has based its cash flow projections:

CASH FLOW FORECASTS
Cash flow forecasts are based on the most recent financial projections covering a maximum period of five years. Cash flows beyond that period are extrapolated using estimated growth rates. Financial projections are based on assumptions that represent management's best estimates.

GROWTH RATES
Growth rates ranging from nil to 4% were used beyond the period covered in the financial projections. They are based on management's expectations for future performance and do not normally exceed the long term growth rate for the business in which the CGU operates.

TERMINAL VALUE
The terminal value calculated after year 10 is determined using the stable growth model, having regard to the weighted average cost of capital and terminal growth factor appropriate to each CGU.

DISCOUNT RATES
Discount rates used are the pre-tax weighted average cost of capital (WACC) and include a premium for market risks appropriate to each country in which the CGU operates. WACCs ranged between 9.9% and 22.7%.

SENSITIVITY
Any reasonable change to the above key assumptions would not cause the carrying value of the CGU to materially exceed its recoverable amount.

NOTE 22. INTANGIBLE ASSETS

	CONSOLIDATED		
	SOFTWARE US$M	OTHER [1] US$M	TOTAL US$M
At 1 July 2007			
Gross carrying amount	276.9	125.9	402.8
Accumulated amortisation	(196.8)	(55.7)	(252.5)
Net carrying amount	80.1	70.2	150.3
Year ended 30 June 2008			
Opening carrying amount	80.1	70.2	150.3
Additions	16.5	1.7	18.2
Acquisition of subsidiaries	8.8	20.9	29.7
Disposals	(1.6)	–	(1.6)
Disposal of subsidiaries	(0.2)	–	(0.2)
Other transfers	14.1	13.1	27.2
Amortisation charge	(34.5)	(10.1)	(44.6)
Foreign exchange differences	0.4	7.5	7.9
Closing carrying amount	83.6	103.3	186.9
At 30 June 2008			
Gross carrying amount	314.5	174.3	488.8
Accumulated amortisation	(230.9)	(71.0)	(301.9)
Net carrying amount	83.6	103.3	186.9
Year ended 30 June 2009			
Opening carrying amount	**83.6**	**103.3**	**186.9**
Additions	**20.9**	**3.5**	**24.4**
Disposals	**(0.1)**	**–**	**(0.1)**
Other transfers	**2.4**	**2.1**	**4.5**
Amortisation charge [2]	**(22.8)**	**(10.5)**	**(33.3)**
Foreign exchange differences	**(6.8)**	**(12.6)**	**(19.4)**
Closing carrying amount	**77.2**	**85.8**	**163.0**
At 30 June 2009			
Gross carrying amount	**307.9**	**160.2**	**468.1**
Accumulated amortisation	**(230.7)**	**(74.4)**	**(305.1)**
Net carrying amount	**77.2**	**85.8**	**163.0**

[1] Other intangible assets primarily comprise acquired customer lists and agreements.
[2] During 2009, the estimated useful life of certain customised software in the CHEP business was revised from seven years to ten years to reflect the extended utilisation of the software. The effect in the current period was a decrease in amortisation expense of US$10.5 million.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 23. TRADE AND OTHER PAYABLES

	CONSOLIDATED		PARENT ENTITY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
Current				
Trade payables	**287.1**	341.0	–	–
GST/VAT and other payables	**72.6**	111.5	–	–
Accruals and deferred income	**324.0**	398.2	–	–
	683.7	850.7	–	–
Non-current				
Payables to subsidiaries	–	–	**4,603.8**	4,487.4
Other liabilities	**21.4**	17.1	–	–
	21.4	17.1	**4,603.8**	4,487.4

Trade payables and other current payables are non-interest bearing and are generally settled on 30–90 day terms.

Refer to Note 30 for other financial instruments disclosures.

NOTE 24. BORROWINGS

	CONSOLIDATED 2009 US$M	CONSOLIDATED 2008 US$M	PARENT ENTITY 2009 US$M	PARENT ENTITY 2008 US$M
Current				
Unsecured:				
– bank overdraft	**36.0**	36.7	–	–
– bank loans	**16.6**	39.7	–	–
– accrued interest on loan notes	**14.9**	14.3	–	–
– finance lease liabilities (Note 32)	**0.5**	0.8	–	–
	68.0	91.5	–	–
Non-current				
Unsecured:				
– bank loans [1]	**1,629.1**	2,012.5	–	5.0
– loan notes [2,3]	**535.0**	425.0	–	–
– finance lease liabilities (Note 32)	**1.4**	2.0	–	–
	2,165.5	2,439.5	–	5.0
Total borrowings	**2,233.5**	2,531.0	–	5.0

[1] Unsecured bank loans include the following: (i) revolving loans in various currencies priced off LIBOR and drawn under multi-currency global banking facilities with a range of maturities out to December 2013 and (ii) various regional banking facilities providing local currency funding to certain subsidiaries. Included in bank loans is a borrowing of US$71.2 million (2008: US$79.8 million) which has been designated as a hedge of the net investment in Brambles' European subsidiaries and is being used to partially hedge Brambles' exposure to foreign exchange risks on these investments.

[2] Notes issued in respect of US$425.0 million US private placement in August 2004. The terms of the note are (i) Series A US$171.0 million 5.39% Guaranteed Senior Unsecured Notes due 4 August 2011; (ii) Series B US$157.5 million 5.77% Guaranteed Senior Unsecured Notes due 4 August 2014; and (iii) Series C US$96.5 million 5.94% Guaranteed Senior Unsecured Notes due 4 August 2016.

[3] Notes issued in respect of US$110.0 million US private placement in May 2009. The terms of the note are (i) Series A US$35.0 million 7.29% Guaranteed Senior Unsecured Notes due 7 May 2014; (ii) Series B US$55.0 million 7.83% Guaranteed Senior Unsecured Notes due 7 May 2016; and (iii) Series C US$20.0 million 8.23% Guaranteed Senior Unsecured Notes due 7 May 2019.

Refer to Note 30 for other financial instruments disclosures.

	CONSOLIDATED	
	2009 US$M	2008 US$M
a) Borrowing facilities and credit standby arrangements		
Total facilities:		
– committed borrowing facilities	**2,845.3**	3,647.5
– loan notes	**535.0**	425.0
– credit standby/uncommitted arrangements	**129.6**	162.0
	3,509.9	4,234.5
Facilities used at reporting date:[1]		
– committed borrowing facilities	**1,647.5**	2,018.9
– loan notes	**535.0**	425.0
– credit standby/uncommitted arrangements	**43.5**	61.3
	2,226.0	2,505.2
Facilities available at reporting date:		
– committed borrowing facilities	**1,197.8**	1,628.6
– credit standby/uncommitted arrangements	**86.1**	100.7
	1,283.9	1,729.3

Borrowing facilities are arranged by Brambles on behalf of its subsidiaries. Funding is generally sourced from relationship banks on a medium to long term basis. The expiry dates of committed facilities range out to calendar year 2013. The average term of maturity of these facilities and the US private placement notes is equivalent to 3.3 years (2008: 2.2 years). All facilities are unsecured, generally structured on a multi-currency revolving basis and are guaranteed as described in Note 33a.

b) Borrowing facilities maturity profile

		CONSOLIDATED		
MATURITY	TYPE	TOTAL FACILITIES US$M	FACILITIES USED [1] US$M	FACILITIES AVAILABLE US$M
2009				
Less than 1 year	Bank loans/overdrafts	**134.7**	**45.2**	**89.5**
1–2 years	Bank loans	**685.8**	**332.8**	**353.0**
2–3 years	Bank loans/loan notes	**795.6**	**557.3**	**238.3**
3–4 years	Bank loans	**583.0**	**380.6**	**202.4**
4–5 years	Bank loans/loan notes	**981.8**	**581.1**	**400.7**
Over 5 years	Loan notes	**329.0**	**329.0**	**–**
		3,509.9	**2,226.0**	**1,283.9**
2008				
Less than 1 year	Bank loans/overdrafts	679.2	63.9	615.3
1–2 years	Bank loans	4.3	2.8	1.5
2–3 years	Bank loans	2,975.6	1,910.0	1,065.6
3–4 years	Loan notes	171.4	171.4	–
4–5 years	Bank loans	150.0	103.1	46.9
Over 5 years	Loan notes	254.0	254.0	–
		4,234.5	2,505.2	1,729.3

[1] Facilities used represents the principal value of loan notes and borrowings debited against the relevant facilities to reflect the correct amount of funding headroom. This amount differs by US$7.5 million (2008: US$25.8 million) from loan notes and borrowings as shown in the balance sheet which are measured on the basis of amortised cost as determined under the effective interest method and include accrued interest.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 25. PROVISIONS

	CONSOLIDATED			
	EMPLOYEE ENTITLEMENTS US$M	BUSINESS DISPOSALS US$M	OTHER US$M	TOTAL US$M
At 1 July 2008				
Current	38.1	11.3	24.8	74.2
Non-current	4.4	40.3	5.1	49.8
	42.5	**51.6**	**29.9**	**124.0**
Charge to income statement:				
– additional provisions	**45.0**	**–**	**80.1**	**125.1**
– unused amounts reversed	**–**	**(14.8)**	**–**	**(14.8)**
Utilisation of provision	**(33.6)**	**(1.3)**	**(36.0)**	**(70.9)**
Unwinding of discount	**–**	**–**	**0.2**	**0.2**
Currency variations	**(6.7)**	**(8.6)**	**(1.7)**	**(17.0)**
At 30 June 2009	**47.2**	**26.9**	**72.5**	**146.6**
Current	**41.8**	**8.1**	**43.7**	**93.6**
Non-current	**5.4**	**18.8**	**28.8**	**53.0**

Employee entitlements provision comprises US$9.0 million (2008: US$7.9 million) for long service leave, US$1.3 million for phantom shares (2008: US$1.8 million) and US$36.9 million (2008: US$32.8 million) for other employee related obligations (other than those resulting from pension plans). None of these amounts related to phantom shares which had vested at reporting date. US$3.6 million (2008: US$3.5 million) of the long service leave provision has been recognised as current as it is expected to vest within one year from reporting date. The remaining balance of long service leave of US$5.4 million (2008: US$4.4 million) is expected to vest within the next two to ten years and has been discounted to present value.

Other provisions comprise US$39.8 million (2008: nil) for restructuring costs, US$1.3 million (2008: US$3.3 million) for litigation and customer disputes and US$31.4 million (2008: US$26.6 million) for other known exposures.

NOTE 26. RETIREMENT BENEFIT OBLIGATIONS

a) Defined contribution plans

Brambles operates a number of defined contribution retirement benefit plans for qualifying employees. The assets of these plans are held in separately administered trusts or insurance policies. In some countries, Brambles' employees are members of state-managed retirement benefit plans. Brambles is required to contribute a specified percentage of payroll costs to the retirement benefit plan to fund benefits. The only obligation of Brambles with respect to defined contribution retirement benefit plans is to make the specified contributions.

US$19.7 million (2008: US$20.3 million) representing contributions paid and payable to these plans by Brambles at rates specified in the rules of the plans relating to continuing operations has been recognised as an expense in the income statement.

b) Defined benefit plans

Brambles operates a number of defined benefit pension plans, which are closed to new entrants. The majority of the plans are self-administered and the plans' assets are held independently of Brambles' finances. Under the plans, members are entitled to retirement benefits based upon a percentage of final salary. No other post-retirement benefits are provided. The plans are funded plans.

The plan assets and the present value of the defined benefit obligation recognised in Brambles' balance sheet are based upon the most recent formal actuarial valuations which have been updated to 30 June 2009 by independent professionally qualified actuaries and take account of the requirements of AASB 119. The present value of the defined benefit obligation, the related current service cost and past service cost were measured using the projected unit credit method.

In addition to the principal defined benefit plans included in disclosures below, Brambles has a number of other arrangements in several countries that are either defined benefit pension plans or have certain defined benefit characteristics. Each of these arrangements has been assessed as immaterial separately and in aggregate and they have not been subjected to an independent AASB 119 valuation.

c) Balance sheet amounts

	CONSOLIDATED	
	2009 US$M	2008 US$M
The amounts recognised in Brambles' balance sheet in respect of defined benefit plans were as follows:		
Present value of defined benefit obligations	**196.0**	242.5
Fair value of plan assets	**(145.2)**	(179.1)
Net liability recognised in the balance sheet	**50.8**	63.4

Brambles has no legal obligation to settle this liability with an immediate contribution or additional one-off contributions. Brambles intends to continue to make contributions to the plans at the rates recommended by the funds' actuaries. Refer Note 26(i).

d) Income statement amounts

The amounts recognised in Brambles' income statement in respect of defined benefit plans were as follows:

	2009 US$M	2008 US$M
Current service cost	**3.6**	4.9
Interest cost	**12.8**	12.7
Expected return on plan assets	**(10.9)**	(13.0)
Changes arising from curtailments and settlements	**(0.6)**	–
Net benefit expense included in employment cost (Note 7)	**4.9**	4.6

e) Statement of recognised income and expense amounts

Actuarial losses reported in the statement of recognised income and expense:

	2009 US$M	2008 US$M
– continuing operations	**(2.9)**	(34.5)
Cumulative actuarial losses recognised	**(12.4)**	(9.5)

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 26. RETIREMENT BENEFIT OBLIGATIONS – CONTINUED

f) Defined benefit obligation

	CONSOLIDATED	
	2009 US$M	2008 US$M
Changes in the present value of the defined benefit obligation were as follows:		
At 1 July	**242.5**	216.8
Current service cost	**3.6**	4.9
Interest cost	**12.8**	12.7
Contributions from plan members	**0.7**	0.9
Actuarial gains and losses	**(23.4)**	13.9
Currency variations	**(33.9)**	(1.9)
Benefits paid	**(5.7)**	(4.8)
Curtailments	**(0.6)**	–
At 30 June	**196.0**	242.5

All Brambles' defined benefit pension arrangements are closed to new entrants. Under the projected unit method, the current service cost of these arrangements will increase as a percentage of payroll as the members of the plan approach retirement.

g) Plan assets

	CONSOLIDATED			
	2009 FAIR VALUE		2008 FAIR VALUE	
	US$M	%	US$M	%
Assets held in the plans fell within the following categories:				
Equities	**66.3**	**45.7**	86.2	48.1
Bonds	**25.5**	**17.6**	31.5	17.6
Insurance bonds	**4.9**	**3.4**	8.4	4.7
Cash	**16.2**	**11.1**	19.1	10.7
Other	**32.3**	**22.2**	33.9	18.9
	145.2	**100.0**	179.1	100.0

	2009 US$M	2008 US$M
Changes in the fair value of the plan assets were as follows:		
At 1 July	**179.1**	187.2
Expected return on plan assets	**10.9**	13.0
Actuarial gains and losses	**(26.3)**	(20.7)
Currency variations	**(20.3)**	(4.9)
Contributions from sponsoring employers	**6.8**	8.4
Contributions from plan members	**0.7**	0.9
Benefits paid	**(5.7)**	(4.8)
At 30 June	**145.2**	179.1

The actual return on plan assets was US$(15.4) million (2008: US$(7.8) million).

h) Principal actuarial assumptions

	UK	EUROPE OTHER THAN UK	SOUTH AFRICA
Principal actuarial assumptions (expressed as weighted averages) used in determining Brambles' defined benefit obligations were:			
At 30 June 2009			
Rate of increase in salaries	**4.4%**	**3.7%**	**8.0%**
Rate of increase in pensions	**3.4%**	**2.9%**	**6.5%**
Discount rate	**6.2%**	**6.2%**	**9.0%**
Retail price inflation	**3.4%**	**2.4%**	**6.5%**
Return on equities	**8.3%**	**7.8%**	**12.6%**
Return on bonds	**6.0%**	**4.5%**	**9.3%**
Return on cash	**5.0%**	**2.4%**	**7.6%**
At 30 June 2008			
Rate of increase in salaries	5.2%	4.0%	8.0%
Rate of increase in pensions	4.0%	3.5%	8.0%
Discount rate	6.1%	5.9%	10.5%
Retail price inflation	4.2%	2.5%	8.0%
Return on equities	8.3%	7.8%	13.5%
Return on bonds	6.6%	4.9%	11.0%
Return on cash	5.0%	3.0%	9.0%

Assumptions about mortality are made using actuarial tables, for example 115% of standard table PA00 based on members' years of birth and incorporating the medium cohort projections of longevity improvements for the UK schemes. Using these tables, the life expectancy of a UK pensioner aged 65 today would be 89 years for both men and women.

The expected return on plan assets is based on market expectations at the beginning of the period for returns over the entire life of the benefit obligation.

i) Employer contributions

During the year, employer contributions to the main defined benefit plans ranged between 11% and 17% of pensionable pay.

The obligation to contribute to the various defined benefit plans is covered by trust deeds and/or legislation. Funding levels and contributions for these plans are based on regular actuarial advice. Comprehensive actuarial valuations are made at no more than three yearly intervals. Additional annual contributions of US$3.4 million (2008: US$4.2 million) are being paid to remove the identified deficits over a period of 6 years.

Contributions paid to the plans during 2009 were US$6.8 million (2008: US$8.4 million) of which nil (2008: nil) related to discontinued operations. It is estimated that the amount of contributions to be paid to the plans during 2010 will be US$8.4 million.

j) Historical summary

	CONSOLIDATED				
	2009 US$M	2008 US$M	2007 US$M	2006 US$M	2005 US$M
The history of the defined benefit plan deficit at the end of each year is as follows:					
– plan liabilities	**(196.0)**	(242.5)	(216.8)	(602.1)	(583.6)
– plan assets	**145.2**	179.1	187.2	453.1	394.6
Net liability recognised in the balance sheet	**(50.8)**	(63.4)	(29.6)	(149.0)	(189.0)
The history of favourable/(unfavourable) experience adjustments made in each year is as follows:					
– on plan liabilities	**23.4**	(13.9)	(17.2)	3.0	(47.4)
– on plan assets	**(26.3)**	(20.7)	17.2	31.1	38.2
Net favourable/(unfavourable) adjustment	**(2.9)**	(34.6)	–	34.1	(9.2)

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 27. CONTRIBUTED EQUITY

	SHARES	US$M
Total ordinary shares, of no par value, issued and fully paid:		
At 1 July 2007	1,415,485,064	14,062.8
Issued during the year on the exercise of options	10,475,382	52.3
Purchased on-market and cancelled	(42,409,560)	(336.5)
At 30 June 2008	1,383,550,886	13,778.6
At 1 July 2008	**1,383,550,886**	**13,778.6**
Issued during the year on the exercise of options	**1,630,312**	**7.1**
Issued during the year under the Dividend Reinvestment Plan	**16,687,841**	**61.9**
At 30 June 2009	**1,401,869,039**	**13,847.6**

Ordinary shares of Brambles Limited entitle the holder to participate in dividends and the proceeds on any winding up of the Company in proportion to the number of shares held.

NOTE 28. SHARE-BASED PAYMENTS

On Unification, options and performance share rights over Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) shares held by employees and former employees were cancelled and replaced by options and performance share rights over Brambles Limited shares on substantially similar terms. This was accounted for as a modification without incremental value under AASB 2: Share-based Payments and did not result in any additional remuneration expense.

The Remuneration Report sets out details relating to the Brambles share plans (pages 46 to 47), together with details of options, performance share rights and MyShare matching conditional rights issued to Executive Directors and Key Management Personnel (pages 40 to 41). Options and rights granted by Brambles do not result in an entitlement to participate in share issues of any other corporation.

Set out below are summaries of options and rights granted under the plans.

a) Grants over Brambles Limited shares issued subsequent to Unification

GRANT DATE	EXPIRY DATE	EXERCISE PRICE A$	BALANCE AT 1 JULY	GRANTED DURING THE YEAR	EXERCISED DURING THE YEAR	FORFEITED DURING THE YEAR	BALANCE AT 30 JUNE
2009							
MyShare and performance share rights							
19 January 2007	31 August 2012	–	2,041,506	–	(83,866)	(57,010)	1,900,630
29 August 2007	30 August 2013	–	2,210,790	–	(88,750)	(139,245)	1,982,795
26 February 2008	2 December 2013	–	28,406	–	–	–	28,406
19 March 2008	2 March 2014	–	36,365	–	–	–	36,365
28 April 2008	29 April 2014	–	125,250	–	–	–	125,250
27 August 2008	27 August 2014	–	–	3,946,117	(12,406)	(88,898)	3,844,813
31 March 2009	31 March 2011	–	–	70,407	–	(911)	69,496
30 April 2009	31 March 2011	–	–	59,149	–	(610)	58,539
29 May 2009	31 March 2011	–	–	46,958	–	(260)	46,698
1 June 2009	1 June 2010	–	–	85,830	–	–	85,830
30 June 2009	31 March 2011	–	–	43,509	–	–	43,509
Total rights			**4,442,317**	**4,251,970**	**(185,022)**	**(286,934)**	**8,222,331**
2008 (summarised)							
Total rights			2,588,281	2,506,597	(230,875)	(421,686)	4,442,317

Of the above grants, 135,613 rights were exercisable at 30 June 2009.

		2009	2008
Weighted average data:			
– fair value at grant date of grants made during the year	A$	**5.61**	10.03
– share price at exercise date of grants exercised during the year	A$	**6.57**	11.41
– remaining contractual life at 30 June	years	**4.3**	4.6

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 28. SHARE-BASED PAYMENTS – CONTINUED

b) Grants over BIL shares pre-Unification, now over Brambles Limited shares

GRANT DATE	EXPIRY DATE	EXERCISE PRICE A$	BALANCE AT 1 JULY	GRANTED DURING THE YEAR	EXERCISED DURING THE YEAR	FORFEITED DURING THE YEAR	BALANCE AT 30 JUNE
2009							
Options							
7 August 2001	1 July 2008	11.24	278,300	–	–	(278,300)	–
25 June 2003	25 December 2008	4.74	326,824	–	(224,625)	(102,199)	–
10 September 2003	10 September 2009	4.75	122,590	–	(14,419)	–	108,171
4 March 2004	4 March 2010	5.31	155,586	–	–	–	155,586
27 June 2005	27 December 2008	8.20	1,452,506	–	(21,794)	(1,430,712)	–
Total options			**2,335,806**	**–**	**(260,838)**	**(1,811,211)**	**263,757**
Performance share rights							
5 September 2002	5 September 2008	–	4,429	–	(4,429)	–	–
10 September 2003	10 September 2009	–	19,069	–	(3,605)	–	15,464
24 November 2004	4 March 2010	–	10,599	–	–	–	10,599
8 September 2004	8 September 2010	–	85,399	–	(44,264)	(7,346)	33,789
21 October 2005	21 October 2011	–	2,262,855	–	(882,849)	(1,245,605)	134,401
Total rights			**2,382,351**	**–**	**(935,147)**	**(1,252,951)**	**194,253**
Total			**4,718,157**	**–**	**(1,195,985)**	**(3,064,162)**	**458,010**
Weighted average exercise price of options		A$	**7.70**	**–**	**5.03**	**8.47**	**5.08**
2008 (summarised)							
Total options			9,140,389	–	(4,848,533)	(1,956,050)	2,335,806
Total rights			7,211,692	–	(4,147,522)	(681,819)	2,382,351
Total			16,352,081	–	(8,996,055)	(2,637,869)	4,718,157
Weighted average exercise price of options		A$	6.64	–	5.93	7.10	7.70

Of the above grants, 263,757 options and 194,253 rights were exercisable at 30 June 2009.

		2009	2008
Weighted average data:			
– share price at exercise date of grants exercised during the year	A$	**7.40**	12.73
– remaining contractual life at 30 June	years	**1.1**	2.0

c) Grants over BIP shares pre-Unification, now over Brambles Limited shares

GRANT DATE	EXPIRY DATE	EXERCISE PRICE £	BALANCE AT 1 JULY	GRANTED DURING THE YEAR	EXERCISED DURING THE YEAR	FORFEITED DURING THE YEAR	BALANCE AT 30 JUNE
2009							
Options							
10 September 2003	10 September 2009	1.72	196,110	–	(14,419)	–	181,691
4 March 2004	4 March 2010	2.11	155,586	–	–	–	155,586
Total options			**351,696**	**–**	**(14,419)**	**–**	**337,277**
Performance share rights							
5 September 2002	5 September 2008	–	5,470	–	(3,623)	(1,847)	–
10 September 2003	10 September 2009	–	13,175	–	(3,605)	–	9,570
4 March 2004	4 March 2010	–	10,599	–	–	–	10,599
8 September 2004	9 September 2010	–	66,273	–	(8,820)	(22,635)	34,818
21 October 2005	22 October 2011	–	919,805	–	(328,051)	(493,960)	97,794
Total rights			**1,015,322**	**–**	**(344,099)**	**(518,442)**	**152,781**
Total			**1,367,018**	**–**	**(358,518)**	**(518,442)**	**490,058**
Weighted average exercise price of options		£	**1.89**	**–**	**1.72**	**–**	**1.90**
2008 (summarised)							
Total options			1,232,421	–	(285,077)	(595,648)	351,696
Total rights			2,457,477	–	(1,295,540)	(146,615)	1,015,322
Total			3,689,898	–	(1,580,617)	(742,263)	1,367,018
Weighted average exercise price of options		£	2.15	–	2.09	2.33	1.89

Of the above grants, 258,177 options and 152,781 rights were exercisable at 30 June 2009.

		2009	2008
Weighted average data:			
– share price at exercise date of grants exercised during the year	£	**3.53**	5.85
– remaining contractual life at 30 June	years	**0.9**	2.7

There were 89,408 grants, 74,722 exercises and 1,188,354 forfeits in options, performance share rights and MyShare matching conditional rights over Brambles Limited shares between the end of the financial year and 19 August 2009.

NOTE 28. SHARE-BASED PAYMENTS – CONTINUED

d) Fair value calculations

The fair value of equity-settled options, performance share rights and MyShare matching conditional rights was determined as at grant date, using a binomial valuation methodology. The values calculated do not take into account the probability of options and rights being forfeited prior to vesting, as a probability adjustment is made when computing the share-based payment expense.

The significant inputs into the valuation models for the equity-settled grants made during the year were:

	2009 GRANTS	2008 GRANTS
Weighted average share price	**A$7.22**	A$13.18
Expected volatility	**33%**	22%
Expected life	**1.0–3.0 years**	2.8–3.0 years
Annual risk-free interest rate	**3.56–5.60%**	5.94–6.77%
Expected dividend yield	**3.5–3.9%**	2.2–3.5%

The expected volatility was determined based on a two-year historic volatility of Brambles' share prices.

e) Share-based payment expense – continuing operations

Brambles recognised a total expense of US$14.213 million (2008: US$18.012 million) relating to share-based payments for continuing operations. Of this amount, US$(0.240) million related to write-back of phantom share provisions (2008: US$2.299 million expense).

NOTE 29. RESERVES AND RETAINED EARNINGS

	2009 US$M	2008 US$M
Reserves	**(14,938.7)**	(14,671.5)
Retained earnings	**2,520.1**	2,436.1
	(12,418.6)	(12,235.4)
Minority interests in reserves and retained earnings	**0.3**	0.3

a) Movements in reserves and retained earnings

CONSOLIDATED	RESERVES HEDGING US$M	SHARE-BASED PAYMENTS US$M	FOREIGN CURRENCY TRANSLATION US$M	UNIFICATION US$M	OTHER US$M	RETAINED EARNINGS US$M
Year ended 30 June 2008						
Opening balance	1.8	61.6	273.6	(15,385.8)	167.3	2,241.1
Adjustment for AASB 117 Leases (Recall USA) [1]	–	–	–	–	–	(2.5)
Actuarial loss on defined benefit plans	–	–	–	–	–	(27.1)
Foreign exchange differences	0.2	–	263.3	–	–	–
Cash flow hedges:						
– fair value losses	(3.8)	–	–	–	–	–
– tax on fair value losses	1.7	–	–	–	–	–
– transfers to net profit	(0.1)	–	–	–	–	–
Share-based payments:						
– expense recognised during the year	–	14.8	–	–	–	–
– shares issued	–	(13.9)	–	–	–	–
– equity component of related tax	–	3.3	–	–	–	–
Buy-back of ordinary shares	–	–	(55.5)	–	–	–
Dividends paid	–	–	–	–	–	(424.1)
Net profit for the year	–	–	–	–	–	648.7
Closing balance	(0.2)	65.8	481.4	(15,385.8)	167.3	2,436.1
Year ended 30 June 2009						
Opening balance	**(0.2)**	**65.8**	**481.4**	**(15,385.8)**	**167.3**	**2,436.1**
Actuarial loss on defined benefit plans	–	–	–	–	–	**(3.1)**
FCTR released to profits during the year	–	–	**(77.3)**	–	–	–
FCTR on entities disposed taken to profit	–	–	**(0.6)**	–	–	–
Foreign exchange differences	–	–	**(185.3)**	–	–	–
Cash flow hedges:						
– fair value losses	**(27.9)**	–	–	–	–	–
– tax on fair value losses	**9.7**	–	–	–	–	–
– transfers to net profit	**13.7**	–	–	–	–	–
– tax on transfers to net profit	**(4.8)**	–	–	–	–	–
Share-based payments:						
– expense recognised during the year	–	**14.5**	–	–	–	–
– shares issued	–	**(6.3)**	–	–	–	–
– equity component of related tax	–	**(2.9)**	–	–	–	–
Dividends paid	–	–	–	–	–	**(365.5)**
Net profit for the year	–	–	–	–	–	**452.6**
Closing balance	**(9.5)**	**71.1**	**218.2**	**(15,385.8)**	**167.3**	**2,520.1**

[1] During 2008, an adjustment was made to amortise fixed rental increases on operating leases on a straight line basis over the life of the lease. The effect of this adjustment was to increase other liabilities by US$4.1 million, increase deferred tax assets by US$1.6 million and decrease opening retained earnings by US$2.5 million.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 29. RESERVES AND RETAINED EARNINGS – CONTINUED

b) Movements in reserves and retained earnings

PARENT ENTITY	RESERVES		
	SHARE-BASED PAYMENTS US$M	FOREIGN CURRENCY TRANSLATION US$M	RETAINED EARNINGS US$M
Year ended 30 June 2008			
Opening balance	11.9	1,166.8	255.7
Foreign exchange differences	–	2,003.1	–
Share-based payments – shares to be issued	12.7	–	–
Buy-back of ordinary shares	–	(55.5)	–
Dividends declared during the year	–	–	(424.1)
Net profit for the year	–	–	571.1
Closing balance	24.6	3,114.4	402.7
Year ended 30 June 2009			
Opening balance	**24.6**	**3,114.4**	**402.7**
Foreign exchange differences	**–**	**(2,718.0)**	**–**
Share-based payments – shares to be issued	**2.7**	**–**	**–**
Dividends declared during the year	**–**	**–**	**(365.5)**
Net profit for the year	**–**	**–**	**347.1**
Closing balance	**27.3**	**396.4**	**384.3**

As a result of Unification, Brambles Limited is only permitted to declare dividends out of profits generated by it subsequent to 4 December 2006.

c) Nature and purpose of reserves

HEDGING RESERVE

This comprises the cumulative portion of the gain or loss of cash flow hedges that are determined to be effective hedges. Amounts are recognised in the income statement when the associated hedged transaction is recognised or the hedge or a portion thereof becomes ineffective.

SHARE-BASED PAYMENTS RESERVE

This comprises the cumulative share-based payment expense recognised in the income statement in relation to equity-settled options and share rights issued but not yet exercised. Refer to Note 28 for further details.

FOREIGN CURRENCY TRANSLATION RESERVE

This comprises cumulative exchange differences arising from the translation of the financial statements of foreign subsidiaries, net of qualifying net investment hedges. The relevant accumulated balance is recognised in the income statement on disposal of a foreign subsidiary.

UNIFICATION RESERVE

On Unification, Brambles Limited issued shares on a one-for-one basis to those BIL and BIP shareholders who did not elect to participate in the Cash Alternative. The Unification reserve of US$15,385.8 million represents the difference between the Brambles Limited share capital measured at fair value on 4 December 2006, and the carrying value of the share capital of BIL and BIP at that date.

OTHER

This comprises the merger reserve created at the time of the formation of the DLC, following internal reorganisations within BIP, and the capital redemption reserve created in 2006 as a result of the cancellation of BIP shares.

NOTE 30. FINANCIAL RISK MANAGEMENT

Brambles is exposed to a variety of financial risks: market risk (including the effect of fluctuations in interest rates and exchange rates), liquidity risk and credit risk.

Brambles' overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of Brambles.

Brambles uses standard derivative financial instruments to manage its risk exposure in the normal course of business. Brambles does not trade in financial instruments for speculative purposes. Hedging activities are conducted through Brambles' Treasury department on a centralised basis in accordance with Board policies and guidelines through standard operating procedures and delegated authorities.

Policies with respect to financial risk management and hedging activities are discussed below and should be read in conjunction with detailed information contained in the Financial Review on pages 16 to 17.

a) Fair values

Set out below is a comparison by category of the carrying amounts and fair values of financial instruments recognised in the balance sheet. With the exception of loans and receivables and derivatives designated as hedging instruments, all other financial assets are classified as financial assets at fair value through profit or loss.

CONSOLIDATED	CARRYING AMOUNT 2009 US$M	CARRYING AMOUNT 2008 US$M	FAIR VALUE 2009 US$M	FAIR VALUE 2008 US$M
Financial assets				
– cash at bank and in hand (Note 14)	**55.0**	62.8	**55.0**	62.8
– short term deposits (Note 14)	**35.1**	42.0	**35.1**	42.0
– trade receivables (Note 15)	**450.1**	524.8	**450.1**	524.8
– interest rate swaps (Note 17)	–	7.4	–	7.4
– forward foreign currency contracts (Note 17)	**1.1**	1.3	**1.1**	1.3
Financial liabilities				
– trade payables (Note 23)	**287.1**	341.0	**287.1**	341.0
– bank overdrafts (Note 24)	**36.0**	36.7	**36.0**	36.7
– bank loans (Note 24)	**1,645.7**	2,052.2	**1,645.7**	2,052.2
– loan notes (Note 24)	**549.9**	439.3	**515.6**	438.2
– finance lease liabilities (Note 24)	**1.9**	2.8	**1.9**	2.8
– interest rate swaps (Note 17)	**18.1**	8.5	**18.1**	8.5
– forward foreign currency contracts (Note 17)	**0.6**	0.2	**0.6**	0.2

PARENT ENTITY	CARRYING AMOUNT 2009 US$M	CARRYING AMOUNT 2008 US$M	FAIR VALUE 2009 US$M	FAIR VALUE 2008 US$M
Financial assets				
– cash at bank and in hand (Note 14)	**2.5**	5.4	**2.5**	5.4
– receivables from subsidiaries (Note 15)	**13,428.8**	14,883.6	**13,428.8**	14,883.6
Financial liabilities				
– payables to subsidiaries (Note 23)	**4,603.8**	4,487.4	**4,603.8**	4,487.4
– bank loans (Note 24)	–	5.0	–	5.0

For forward foreign exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rates for contracts with similar maturity dates. Fair value for other financial assets and liabilities has been calculated by discounting future cash flows at prevailing interest rates for the relevant yield curve.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 30. FINANCIAL RISK MANAGEMENT – CONTINUED

b) Market risk

Brambles has the following risk policies in place with respect to market risk.

INTEREST RATE RISK

Brambles' exposure to potential volatility in finance costs, predominantly US dollars, Australian dollars and euros, is managed by maintaining a mix of fixed and floating-rate instruments within select target bands over defined periods. In most cases, interest rate derivatives are used to achieve these targets synthetically.

The following table sets out the financial instruments exposed to interest rate risk at reporting date:

	CONSOLIDATED		PARENT ENTITY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
Financial assets (floating rate)				
Cash at bank	**55.0**	62.8	**2.5**	5.4
Short term deposits	**35.1**	42.0	**–**	–
Receivables from subsidiaries	**–**	–	**13,428.8**	14,883.6
	90.1	104.8	**13,431.3**	14,889.0
Weighted average effective interest rate	**1.0%**	3.8%	**3.6%**	7.9%
Financial liabilities (floating rate)				
Bank overdrafts	**36.0**	36.7	**–**	–
Bank loans	**1,645.7**	2,052.2	**–**	5.0
Interest rate swaps (notional value)	**(612.3)**	(738.9)	**–**	–
Payables to subsidiaries	**–**	–	**4,603.8**	4,487.4
Net exposure to cash flow interest rate risk	**1,069.4**	1,350.0	**4,603.8**	4,492.4
Weighted average effective interest rate	**3.2%**	5.7%	**3.1%**	7.9%
Financial liabilities (fixed rate)				
Loan notes	**549.9**	439.3	**–**	–
Finance lease liabilities	**1.9**	2.8	**–**	–
Interest rate swaps (notional value)	**612.3**	738.9	**–**	–
Net exposure to fair value interest rate risk	**1,164.1**	1,181.0	**–**	–
Weighted average effective interest rate	**6.0%**	5.7%	**–**	–

Interest rate swaps – cash flow hedges

Brambles enters into various interest rate risk management transactions for the purpose of managing finance costs to achieve more stable and predictable finance expense results. The instruments primarily used are interest rate swaps and caps.

During 2009, Brambles entered into or maintained interest rate swap transactions with various banks hedging variable rate borrowings in US and Australian dollars. The purpose of the interest rate swaps was to hedge variable interest expense under borrowings against rising interest rates. Interest rate swaps achieve this by synthetically converting the variable interest rate payment into a fixed interest liability on the dates on which interest is payable on the underlying debt. The fair value of these contracts at reporting date was US$(18.1) million (2008: US$(1.1) million).

The terms of the contracts have been negotiated to match the projected drawdowns and rollovers of variable rate bank debt.

The gain or loss from re-measuring the interest rate swaps at fair value is deferred and recognised in the hedging reserve in equity, to the extent that the hedge is effective, and reclassified into profit and loss when the hedged interest expense is recognised. Any ineffective portion is charged to the income statement. For 2009 and 2008, all interest rate swaps were effective hedging instruments.

Sensitivity analysis

The following table sets out the sensitivity of Brambles' financial assets and financial liabilities to interest rate risk applying the following assumptions:

	INTEREST RATE RISK			
	2009		2008	
CONSOLIDATED	LOWER RATES	HIGHER RATES	LOWER RATES	HIGHER RATES
US dollar interest rates	**- 25 bps**	**+ 50 bps**	- 150 bps	+ 150 bps
Australian dollar interest rates	**- 50 bps**	**+ 50 bps**	- 100 bps	+ 100 bps
Sterling interest rates	**- 25 bps**	**+ 50 bps**	- 75 bps	+ 75 bps
Euro interest rates	**- 25 bps**	**+ 50 bps**	- 50 bps	+ 50 bps
	US$M	US$M	US$M	US$M
Impact on profit after tax	**2.0**	**(5.4)**	10.2	(10.2)
Impact on equity	**(0.3)**	**0.7**	(6.3)	5.7

Based on financial instruments held at 30 June 2009, if interest rates were to parallel shift by the number of basis points in the different currencies noted above with all other variables held constant, profit after tax for the year would have been US$2.0 million higher or US$5.4 million lower (2008: US$10.2 million higher/lower), mainly as a result of lower/higher interest expense on bank borrowings. The impact on equity would have been US$0.3 million lower or US$0.7 million higher (2008: US$6.3 million lower or US$5.7 million higher) mainly as a result of the incremental movement through the hedging reserve relating to the effective portion of cash flow hedges. Given its geographically diverse operations, Brambles has interest rate exposure positions against a variety of currencies, but predominantly US dollars, Australian dollars and euros.

	INTEREST RATE RISK			
	2009		2008	
PARENT ENTITY	LOWER RATES	HIGHER RATES	LOWER RATES	HIGHER RATES
Australian dollar interest rates	**- 50 bps**	**+ 50 bps**	- 100 bps	+100 bps
	US$M	US$M	US$M	US$M
Impact on profit after tax	**(32.4)**	**32.4**	(72.8)	72.8
Impact on equity	**–**	**–**	–	–

Based on financial instruments held at 30 June 2009, if interest rates were to parallel shift by -/+ 50 basis points with all other variables held constant, profit after tax for the year for the parent entity would have been US$32.4 million lower/higher (2008: US$72.8 million lower/higher), mainly as a result of lower/higher interest income/(expense) on interest bearing loans to/from subsidiaries. The intercompany loans to/from the parent entity are denominated in Australian dollars.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 30. FINANCIAL RISK MANAGEMENT – CONTINUED

b) Market risk – continued

FOREIGN EXCHANGE RISK

Exposure to foreign exchange risk generally arises in transactions affecting either the value of transactions translated back to the functional currency of a subsidiary or affecting the value of assets and liabilities of overseas subsidiaries when translated back to the Group's reporting currency. Foreign exchange hedging is used when a transaction exposure exceeds certain thresholds and as soon as a defined exposure arises.

Currency profile

The following table sets out the currency mix profile of Brambles' financial instruments at reporting date:

CONSOLIDATED	US DOLLAR US$M	AUST. DOLLAR US$M	STERLING US$M	EURO US$M	OTHER US$M	TOTAL US$M
2009						
Financial assets						
– cash at bank and in hand	**2.8**	**2.3**	**–**	**8.6**	**41.3**	**55.0**
– short term deposits	**–**	**12.2**	**–**	**2.8**	**20.1**	**35.1**
– forward foreign currency contracts	**3.4**	**129.2**	**48.8**	**7.2**	**1.3**	**189.9**
	6.2	**143.7**	**48.8**	**18.6**	**62.7**	**280.0**
Financial liabilities						
– bank overdrafts	**–**	**–**	**8.2**	**22.8**	**5.0**	**36.0**
– bank loans	**894.3**	**161.0**	**–**	**397.3**	**121.9**	**1,574.5**
– loan notes	**549.9**	**–**	**–**	**–**	**–**	**549.9**
– finance lease liabilities	**0.7**	**–**	**–**	**1.0**	**0.2**	**1.9**
– interest rate swaps	**16.6**	**1.5**	**–**	**–**	**–**	**18.1**
– forward foreign currency contracts	**101.0**	**1.9**	**3.1**	**48.3**	**35.1**	**189.4**
– net investment hedge	**–**	**–**	**–**	**71.2**	**–**	**71.2**
	1,562.5	**164.4**	**11.3**	**540.6**	**162.2**	**2,441.0**
2008						
Financial assets						
– cash at bank and in hand	11.7	10.3	–	17.1	23.7	62.8
– short term deposits	–	–	–	2.1	39.9	42.0
– interest rate swaps	3.4	4.0	–	–	–	7.4
– forward foreign currency contracts	1.8	191.6	0.6	42.2	5.5	241.7
	16.9	205.9	0.6	61.4	69.1	353.9
Financial liabilities						
– bank overdrafts	–	–	15.9	17.0	3.8	36.7
– bank loans	1,015.4	768.1	20.0	2.1	166.8	1,972.4
– loan notes	439.3	–	–	–	–	439.3
– finance lease liabilities	0.5	–	–	1.8	0.5	2.8
– interest rate swaps	8.5	–	–	–	–	8.5
– forward foreign currency contracts	101.1	5.3	39.6	0.1	94.5	240.6
– net investment hedge	–	–	–	79.8	–	79.8
	1,564.8	773.4	75.5	100.8	265.6	2,780.1

Parent entity

The parent entity's financial instruments are all denominated in Australian dollars.

Forward foreign exchange contracts – cash flow hedges

Brambles enters into forward foreign exchange contracts to hedge currency exposures arising from normal commercial transactions such as the purchase and sale of equipment and services, intercompany interest and royalties.

During 2009, Brambles entered into forward foreign exchange transactions with various banks in a variety of cross-currencies for terms ranging up to six months. Most contracts create an obligation on Brambles to take receipt of or deliver a foreign currency which is used to fulfil the foreign currency sale or purchase order.

The gain or loss from re-measuring the foreign exchange contracts at fair value is deferred and recognised in the hedging reserve in equity to the extent that the hedge is effective and reclassified into profit and loss when the hedged item is recognised. Any ineffective portion is charged to the income statement. For 2009 and 2008, all foreign exchange contracts were effective hedging instruments.

Foreign exchange contracts are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. The fair value of these contracts at reporting date was US$(0.5) million (2008: US$0.1 million).

Forward foreign exchange contracts – held for trading

Brambles enters into forward foreign exchange contracts for the purpose of hedging various cross-border intercompany loans to overseas subsidiaries. In this case, the forward foreign exchange contract provides an economic hedge against exchange fluctuations in the foreign currency loan balance. The face value and terms of the foreign exchange contracts match the intercompany loan balances. Gains and losses on realignment of the intercompany loan and foreign exchange contracts to spot rates are offset in the income statement. Consequently, these foreign exchange contracts are not designated for hedge accounting purposes.

These contracts are fair valued by comparing the contracted rate to the current market rate for a contract with the same remaining period to maturity. Any changes in fair values are taken to the income statement immediately. The fair value of these contracts at reporting date was US$1.0 million (2008: US$1.0 million).

Hedge of net investment in foreign entity

Included in bank loans at 30 June 2009 is a borrowing of US$71.2 million (2008: US$79.8 million) denominated in euros. This loan has been designated as a hedge of the net investment in Brambles' European subsidiaries and is being used to partially hedge Brambles' exposure to foreign exchange risks on these investments. For 2009 and 2008, there was no ineffectiveness to be recorded from such partial hedges of net investments in foreign entities.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 30. FINANCIAL RISK MANAGEMENT – CONTINUED

b) Market risk – continued

Sensitivity analysis

The following table sets out the sensitivity of Brambles' financial assets and financial liabilities to foreign exchange risk (transaction exposures only):

CONSOLIDATED	FOREIGN EXCHANGE RISK			
	2009		2008	
	LOWER RATES	HIGHER RATES	LOWER RATES	HIGHER RATES
Exchange rate movement	**-10%**	**+10%**	-10%	+10%
	US$M	US$M	US$M	US$M
Impact on profit after tax	**3.2**	**(3.2)**	1.6	(1.3)
Impact on equity	**(5.0)**	**5.0**	(5.6)	5.6

Based on the financial instruments held at 30 June 2009, if exchange rates were to weaken/strengthen by 10% with all other variables held constant, profit after tax for the year would have been US$3.2 million higher/lower (2008: US$1.6 million higher or US$1.3 million lower). The impact on equity would have been US$5.0 million lower/higher (2008: US$5.6 million lower/higher) as a result of the incremental movement through the foreign currency translation reserve relating to the effective portion of a net investment hedge.

Parent entity

The sensitivity of the parent entity's financial assets and financial liabilities to foreign exchange risk (transaction exposures only) on profit after tax and equity is not considered material.

c) Liquidity risk

Brambles' objective is to maintain adequate liquidity to meet its financial obligations as and when they fall due. Brambles funds its operations through existing equity, retained cash flow and borrowings, principally from bank credit facilities. The credit facilities are generally structured on a committed multi-currency revolving basis. Maturities range out to December 2013. Borrowings under the facilities are floating-rate, unsecured obligations with covenants and undertakings typical for these types of arrangements. To minimise foreign exchange risks, borrowings are arranged in the currency of the relevant operating asset to be funded. Brambles also has access to further funding through overdrafts, uncommitted and standby lines of credit, principally to manage day-to-day liquidity.

Refer to Note 24a for borrowing facilities and credit standby arrangements disclosures.

Maturities of derivative financial assets and liabilities

The maturity of Brambles' contractual cash flows on net and gross settled derivative financial instruments, based on the remaining period to contractual maturity date, is presented below. Cash flows on interest rate swaps and forward foreign exchange contracts are discounted based on forward interest rates applicable at reporting date.

CONSOLIDATED	YEAR 1 US$M	YEAR 2 US$M	YEAR 3 US$M	YEAR 4 US$M	OVER 4 YEARS US$M	TOTAL CONTRACTUAL CASH FLOWS US$M	CARRYING AMOUNT ASSETS/ (LIABILITIES) US$M
2009							
Net settled							
Interest rate swaps	**(12.3)**	**(4.4)**	**(1.1)**	**(0.3)**	**–**	**(18.1)**	**(18.1)**
Gross settled							
Forward foreign exchange contracts							
– inflow	**189.9**	**–**	**–**	**–**	**–**	**189.9**	**0.5**
– (outflow)	**(189.4)**	**–**	**–**	**–**	**–**	**(189.4)**	**–**
	(11.8)	**(4.4)**	**(1.1)**	**(0.3)**	**–**	**(17.6)**	**(17.6)**
2008							
Net settled							
Interest rate swaps	(2.6)	(0.9)	0.3	1.4	0.7	(1.1)	(1.1)
Gross settled							
Forward foreign exchange contracts							
– inflow	241.7	–	–	–	–	241.7	1.1
– (outflow)	(240.6)	–	–	–	–	(240.6)	–
	(1.5)	(0.9)	0.3	1.4	0.7	–	–

Parent entity

No derivative financial assets or liabilities are held by the parent entity.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 30. FINANCIAL RISK MANAGEMENT – CONTINUED

c) Liquidity risk – continued

Maturities of non-derivative financial liabilities

The maturity of Brambles' contractual cash flows on non-derivative financial liabilities, based on the remaining period to contractual maturity date, is presented below. Refer to Note 24b for borrowing facilities maturity profile.

CONSOLIDATED	YEAR 1 US$M	YEAR 2 US$M	YEAR 3 US$M	YEAR 4 US$M	OVER 4 YEARS US$M	TOTAL CONTRACTUAL CASH FLOWS US$M	CARRYING AMOUNT US$M
2009							
Financial liabilities							
Trade payables	**287.1**	–	–	–	–	**287.1**	**287.1**
Bank overdrafts	**36.0**	–	–	–	–	**36.0**	**36.0**
Bank loans	**78.2**	**391.6**	**434.7**	**411.4**	**546.2**	**1,862.1**	**1,645.7**
Loan notes	**47.5**	**32.5**	**195.1**	**23.3**	**414.7**	**713.1**	**549.9**
Finance lease liabilities	**0.6**	**0.9**	**0.5**	**0.1**	–	**2.1**	**1.9**
	449.4	**425.0**	**630.3**	**434.8**	**960.9**	**2,900.4**	**2,520.6**
2008							
Financial liabilities							
Trade payables	341.0	–	–	–	–	341.0	341.0
Bank overdrafts	36.7	–	–	–	–	36.7	36.7
Bank loans	151.9	114.0	1,958.7	5.4	102.8	2,332.8	2,052.2
Loan notes	38.3	24.0	24.0	186.6	296.3	569.2	439.3
Finance lease liabilities	0.8	1.0	0.6	0.4	–	2.8	2.8
	568.7	139.0	1,983.3	192.4	399.1	3,282.5	2,872.0

The maturity of the parent entity's contractual cash flows on non-derivative financial liabilities, based on the remaining period to contractual maturity date, is presented below.

PARENT ENTITY	YEAR 1 US$M	YEAR 2 US$M	YEAR 3 US$M	YEAR 4 US$M	OVER 4 YEARS US$M	TOTAL CONTRACTUAL CASH FLOWS US$M	CARRYING AMOUNT US$M
2009							
Financial liabilities							
Payables to subsidiaries	–	–	–	**4,603.8**	–	**4,603.8**	**4,603.8**
2008							
Financial liabilities							
Payables to subsidiaries	–	4,487.4	–	–	–	4,487.4	4,487.4
Bank loans	–	–	5.0	–	–	5.0	5.0

d) Credit risk exposure

Brambles is exposed to credit risk on its financial assets, which comprise cash and cash equivalents, trade and other receivables and derivative financial instruments. This exposure to credit risks arises from the potential failure of counterparties to meet their obligations. The maximum exposure to credit risk at the reporting date is the carrying amount of the financial instruments as set out in Note 30a. There is no significant concentration of credit risk.

Brambles trades only with recognised, creditworthy third parties. Collateral is generally not obtained from customers.

Customers are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. Credit limits are set for each individual customer and approved by the credit manager in accordance with an approved authority matrix. These credit limits are regularly monitored and revised based on historic turnover activity and credit performance. In addition, overdue receivable balances are monitored and actioned on a regular basis.

Exposure to credit risk also arises from amounts receivable from unrealised gains on derivative financial instruments. At the reporting date, this amount was US$1.1 million (2008: US$8.7 million). Brambles transacts derivatives with prominent financial institutions and has credit limits in place to limit exposure to any potential non-performance by its counterparties.

e) Capital risk management

Brambles' objective when managing capital is to ensure Brambles continues as a going concern as well as to provide a balance between financial flexibility and balance sheet efficiency. In determining its capital structure, Brambles considers the robustness of future cash flows, potential funding requirements for growth opportunities and acquisitions, the cost of capital and ease of access to funding sources.

Brambles manages its capital structure to be consistent with a solid investment grade credit. Initiatives available to Brambles to achieve its desired capital structure include adjusting the amount of dividends paid to shareholders, returning capital to shareholders, buying-back share capital, issuing new shares, selling assets to reduce debt and varying the maturity profile of its borrowings.

Brambles considers its capital to comprise:

	CONSOLIDATED		PARENT ENTITY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
Total borrowings	**2,233.5**	2,531.0	**–**	5.0
Less: cash and cash equivalents	**90.1**	104.8	**2.5**	5.4
Net debt	**2,143.4**	2,426.2	**(2.5)**	(0.4)
Total equity	**1,429.3**	1,543.5	**14,655.6**	17,320.3
Total capital	**3,572.7**	3,969.7	**14,653.1**	17,319.9

Under the terms of its major borrowing facilities, Brambles is required to comply with the following financial covenants:

- the ratio of net debt to EBITDA is to be no more than 3.5 to 1; and
- the ratio of EBITDA to net finance costs is to be no less than 3.5 to 1.

The following definitions apply in the calculation of these financial covenants:

- EBITDA means Brambles' consolidated operating profit (excluding Significant items outside the ordinary course of business) before depreciation, amortisation, impairment, profit of joint ventures and associates and certain fair value adjustments in respect of financial derivatives; and
- net debt means Brambles' consolidated total borrowings, excluding the impact of fair value adjustments in relation to hedge accounting, less cash and cash equivalents.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 30. FINANCIAL RISK MANAGEMENT – CONTINUED

e) Capital risk management – continued

Brambles has complied with these financial covenants for 2009 and prior years. At balance date, under these definitions, the ratios were:

	CONSOLIDATED	
	2009 US$M	2008 US$M
Total borrowings	**2,233.5**	2,531.0
Less: cash and cash equivalents	**90.1**	104.8
Net debt	**2,143.4**	2,426.2
EBITDA	**1,207.6**	1,493.1
Net finance costs	**120.9**	149.5
Net debt/EBITDA (times)	**1.8**	1.6
EBITDA/net finance cost (times)	**10.0**	10.0

NOTE 31. CASH FLOW STATEMENT – ADDITIONAL INFORMATION

a) Reconciliation of cash

	CONSOLIDATED		PARENT ENTITY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
For the purpose of the cash flow statement, cash comprises:				
Cash at bank and in hand (Note 14)	**55.0**	62.8	**2.5**	5.4
Short term deposits (Note 14)	**35.1**	42.0	**–**	–
Bank overdraft (Note 24)	**(36.0)**	(36.7)	**–**	–
	54.1	68.1	**2.5**	5.4

b) Reconciliation of profit after tax to net cash flows from operating activities

	CONSOLIDATED 2009 US$M	CONSOLIDATED 2008 US$M	PARENT ENTITY 2009 US$M	PARENT ENTITY 2008 US$M
Profit after tax	**452.6**	648.7	**347.1**	571.1
Adjustments for:				
– depreciation and amortisation	**424.6**	458.6	**–**	–
– irrecoverable pooling equipment provision expense	**97.8**	91.2	**–**	–
– net gains on disposals of property, plant and equipment	**(11.9)**	(46.4)	**–**	–
– impairment of pooling equipment	**33.6**	–	**–**	–
– foreign exchange gain on capital repatriation	**(77.3)**	–	**–**	–
– other valuation adjustments	**(1.9)**	(1.0)	**–**	–
– net gains on disposal of businesses and investments	**(0.6)**	(1.2)	**–**	–
– net gains after tax on completed disposals of discontinued operations	**(17.0)**	(2.6)	**–**	–
– joint ventures	**2.1**	(0.6)	**–**	–
– equity-settled share-based payments	**14.5**	14.8	**–**	–
– finance revenues and costs	**(3.0)**	12.7	**(495.7)**	(813.2)
Movements in operating assets and liabilities, net of acquisitions and disposals:				
– decrease/(increase) in trade and other receivables	**56.3**	35.9	**0.5**	(0.5)
– (increase)/decrease in prepayments	**(6.0)**	1.9	**–**	–
– decrease/(increase) in inventories	**7.3**	(9.7)	**–**	–
– decrease in deferred tax	**49.7**	39.3	**–**	–
– decrease in trade and other payables	**(31.9)**	(2.1)	**–**	–
– (decrease)/increase in tax payables	**(19.0)**	(38.8)	**17.2**	(2.4)
– increase/(decrease) in provisions	**53.5**	(30.3)	**–**	–
– other	**(0.4)**	(4.1)	**–**	(4.0)
Net cash inflow/(outflow) from operating activities	**1,023.0**	1,166.3	**(130.9)**	(249.0)

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 31. CASH FLOW STATEMENT – ADDITIONAL INFORMATION – CONTINUED

c) Reconciliation of movement in net debt

	CONSOLIDATED	
	2009 US$M	**2008 US$M**
Net debt at beginning of the year	**2,426.2**	1,996.9
Net cash inflow from operating activities	**(1,023.0)**	(1,166.3)
Net cash outflow from investing activities	**606.6**	811.4
Net outflow/(inflow) from hedge borrowings	**7.9**	(95.1)
Proceeds from issue of ordinary shares	**(0.8)**	(38.5)
Buy-back of ordinary shares	**–**	392.0
Dividends paid, net of Dividend Reinvestment Plan	**277.6**	444.8
Increase on business acquisitions and disposals	**–**	0.3
Interest accruals, finance leases and other	**(7.5)**	3.1
Foreign exchange differences	**(143.6)**	77.6
Net debt at end of the year	**2,143.4**	2,426.2
Being:		
Current borrowings	**68.0**	91.5
Non-current borrowings	**2,165.5**	2,439.5
Cash and cash equivalents	**(90.1)**	(104.8)
Net debt at end of the year	**2,143.4**	2,426.2

d) Non-cash financing or investing activities

As shown in Note 27, dividends of US$61.9 million were satisfied by the issue of shares under the Dividend Reinvestment Plan. There were no other financing or investing transactions during the year which have had a material effect on the assets and liabilities of Brambles that did not involve cash flows.

NOTE 32. COMMITMENTS

a) Capital expenditure commitments

At 30 June 2009, Brambles' continuing operations had commitments of US$29.2 million (2008: US$66.3 million) principally relating to property, plant and equipment.

Capital expenditure in respect of continuing operations contracted for but not recognised as liabilities at reporting date were as follows:

	CONSOLIDATED	
	2009 US$M	2008 US$M
Within one year	**29.2**	40.7
Between one and five years	**–**	25.6
	29.2	66.3

b) Operating lease commitments

Brambles' continuing operations are party to operating leases for offices, operational locations and plant and equipment. The leases have varying terms, escalation clauses and renewal rights. Escalation clauses are rare and any impact is considered immaterial.

The future minimum lease payments under such non-cancellable operating leases are as follows:

	CONSOLIDATED			
	PLANT		OCCUPANCY	
	2009 US$M	2008 US$M	2009 US$M	2008 US$M
Within one year	**33.1**	31.7	**140.4**	148.4
Between one and five years	**59.5**	50.8	**464.1**	512.5
After five years	**4.3**	1.0	**363.7**	453.4
Minimum lease payments	**96.9**	83.5	**968.2**	1,114.3

During the year, operating lease expense of US$147.2 million (2008: US$102.8 million) was recognised within Underlying profit in the income statement. In addition, storage costs of US$37.8 million were recognised as part of the CHEP USA restructuring costs described in Note 6.

c) Finance lease commitments

Finance leases of plant and equipment are not a material feature of Brambles' funding arrangements.

Finance lease commitments of Brambles' continuing operations are payable as follows:

	CONSOLIDATED	
	PLANT	
	2009 US$M	2008 US$M
Within one year	**0.5**	0.8
Between one and five years	**1.4**	2.0
Minimum lease payments recognised as a liability	**1.9**	2.8

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 33. CONTINGENCIES

a) Brambles Limited and certain of its subsidiaries are parties to a deed of cross-guarantee which supports global financing credit facilities available to certain Brambles' subsidiaries. Total facilities available amount to US$2,826.6 million (2008: US$3,616.4 million) of which US$1,640.9 million (2008: US$2,008.1 million) has been drawn.

Brambles Limited and certain of its subsidiaries are parties to guarantees which support US Private Placement borrowings of US$535.0 million (2008: US$425.0 million) by a subsidiary.

Brambles Limited has guaranteed repayment of certain facilities and financial accommodations made available to certain Brambles' subsidiaries. Total facilities available amount to US$315.9 million (2008: US$398.5 million), of which US$98.8 million (2008: US$148.4 million) has been drawn.

b) Subsidiaries of Brambles Limited have contingent unsecured liabilities in respect of guarantees given relating to performance under contracts entered into totalling US$83.8 million (2008: US$122.2 million), of which US$79.4 million (2008: US$117.8 million) is also guaranteed by Brambles Limited and is included in (a) above.

c) A subsidiary has provided guarantees on a several basis in relation to a reduction in the share premium account of a subsidiary of Brambles in favour of certain creditors which amounts to US$5.4 million (2008: US$9.8 million).

d) Subsidiaries have guaranteed the lease obligations of third parties totalling US$21.7 million (2008: US$31.8 million). A subsidiary of Brambles Limited has provided guarantees to support lease facilities entered into by certain Brambles' subsidiaries. Total facilities available amount to US$13.9 million (2008: US$22.3 million), of which US$13.9 million (2008: US$22.3 million) has been drawn.

e) Environmental contingent liabilities

Brambles' activities have included the treatment and disposal of hazardous and non-hazardous waste through subsidiaries and corporate joint ventures. In addition, other activities of Brambles entail using, handling and storing materials which are capable of causing environmental impairment.

As a consequence of the nature of these activities, Brambles has incurred and may continue to incur environmental costs and liabilities associated with site and facility operation, closure, remediation, aftercare, monitoring and licensing. Provisions have been made in respect of estimated environmental liabilities at all sites and facilities where obligations are known to exist and can be reliably measured.

However, additional liabilities may emerge due to a number of factors including changes in the numerous laws and regulations which govern environmental protection, liability, land use, planning and other matters in each jurisdiction in which Brambles operates or has operated. These extensive laws and regulations are continually evolving in response to technological advances, scientific developments and other factors. Brambles cannot predict the extent to which it may be affected in the future by any such changes in legislation or regulation.

f) In the ordinary course of business, Brambles becomes involved in litigation, most of which falls within Brambles' insurance arrangements. Provision has been made for known obligations where the existence of the liability is probable and can be reasonably quantified. Receivables have been recognised where recoveries, for example from insurance arrangements, are virtually certain. As the outcomes of these matters remain uncertain, contingent liabilities exist for possible amounts eventually payable that are in excess of the amounts provided.

g) Brambles has given vendor warranties in relation to businesses sold in 2009 and prior years. Brambles has recognised the financial impact of such vendor warranties and adjustments on the basis of information currently available. A contingent liability exists for any amounts which may ultimately be borne by Brambles which are in excess of the amounts provided at 30 June 2009.

NOTE 34. AUDITORS' REMUNERATION

	CONSOLIDATED		PARENT ENTITY	
	2009 US$'000	2008 US$'000	2009 US$'000	2008 US$'000
PricewaterhouseCoopers (PwC) earned the following remuneration from Brambles during the year:				
Amounts received or due and receivable by PwC (Australia) for:				
Audit services:				
– audit and review of Brambles' financial reports	**1,252**	1,650	**30**	30
– other assurance services	**31**	96	**–**	–
	1,283	1,746	**30**	30
Other services:				
– tax advisory services	**37**	258	**–**	–
– other	**22**	–	**–**	–
	59	258	**–**	–
Total remuneration of PwC (Australia)	**1,342**	2,004	**30**	30
Amounts received or due and receivable by related practices of PwC (Australia) for:				
Audit services:				
– audit and review of Brambles' financial reports	**3,209**	4,175	**–**	–
– other assurance services	**6**	4	**–**	–
	3,215	4,179	**–**	–
Other services:				
– tax advisory services	**51**	73	**–**	–
– acquisition due diligence	**–**	133	**–**	–
	51	206	**–**	–
Total remuneration of related practices of PwC (Australia)	**3,266**	4,385	**–**	–
Total auditors' remuneration	**4,608**	6,389	**30**	30

From time to time, Brambles employs PwC on assignments additional to their statutory audit duties where PwC, through their detailed knowledge of the Group, are best placed to perform the services from an efficiency, effectiveness and cost perspective. The performance of such non-audit related services is always balanced with the fundamental objective of ensuring PwC's objectivity and independence as auditors. To ensure this balance, the Audit Committee has established a policy whereby its prior approval is required wherever management recommends that PwC undertake non-audit work. Management consultancy, IT implementation and specialist internal audit work will not be performed by PwC.

In 2009 and 2008, non-audit assignments primarily related to tax consulting advice, acquisition due diligence and other services.

Auditors' remuneration for the parent entity relates to the audit of the parent entity accounts. Auditors' remuneration in relation to the consolidated accounts is borne by a subsidiary.

NOTE 35. KEY MANAGEMENT PERSONNEL

	CONSOLIDATED	
	2009 US$'000	2008 US$'000
a) Key management personnel compensation		
Short term employee benefits	**7,722**	8,961
Post employment benefits	**397**	257
Other benefits	**64**	30
Termination/sign-on/retirement benefits	**631**	574
Share-based payments	**4,895**	3,054
	13,709	12,876

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 35. KEY MANAGEMENT PERSONNEL – CONTINUED

b) Equity instruments disclosure relating to key management personnel

The number of ordinary shares, options, performance share rights and MyShare matching conditional rights in Brambles held during the financial year by each key management personnel, including their related parties, are set out below:

NAME AND HOLDINGS	BALANCE AT START OF THE YEAR	GRANTED DURING THE YEAR	EXERCISED DURING THE YEAR	LAPSED DURING THE YEAR	CHANGES DURING THE YEAR	BALANCE AT END OF THE YEAR	VESTED AND EXERCISABLE AT END OF THE YEAR
2009							
Executive Directors							
M F Ihlein							
Ordinary shares	646,470	–	–	–	137,054	783,524	–
Share rights	602,526	461,084	136,762	117,406	–	809,442	–
MyShare matching conditional rights	–	292	–	–	–	292	–
M E Doherty							
Ordinary shares	–	–	–	–	10,151	10,151	–
Share rights	28,406	217,896	–	–	–	246,302	–
MyShare matching conditional rights	–	151	–	–	–	151	–
Current Key Management Personnel							
T J Gorman							
Ordinary shares	–	–	–	–	245	245	–
Share rights	36,365	183,078	–	–	–	219,443	–
MyShare matching conditional rights	–	245	–	–	–	245	–
J R A Judd							
Ordinary shares	69,654	–	–	–	(19,064)	50,590	–
Share rights	142,669	93,496	30,785	28,085	–	177,295	–
MyShare matching conditional rights	–	151	–	–	–	151	–
E E Potts							
Ordinary shares	45,000	–	–	–	5,689	50,689	–
Share rights	166,236	90,673	25,436	21,620	–	209,853	–
MyShare matching conditional rights	–	253	–	–	–	253	–
K J Shuba							
Ordinary shares	27,780	–	–	–	253	28,033	–
Options	104,010	–	–	–	–	104,010	104,010
Share rights	140,509	133,579	23,746	20,184	–	230,158	21,198
MyShare matching conditional rights	–	253	–	–	–	253	–
N P Smith							
Ordinary shares	–	–	–	–	292	292	–
Share rights	–	97,171	–	–	–	97,171	–
MyShare matching conditional rights	–	292	–	–	–	292	–
C A van der Laan							
Ordinary shares	130,862	–	–	–	(115,862)	15,000	–
Share rights	371,060	188,344	64,490	52,252	–	442,662	–
Former Senior Executive							
C M Norin							
Ordinary shares	–	–	–	–	115	115	–
Share rights	164,292	78,181	35,826	90,324	–	116,323	58,485
MyShare matching conditional rights	–	70	70	–	–	–	–

NAME AND HOLDINGS	BALANCE AT START OF THE YEAR	GRANTED DURING THE YEAR	EXERCISED DURING THE YEAR	LAPSED DURING THE YEAR	CHANGES DURING THE YEAR	BALANCE AT END OF THE YEAR	VESTED AND EXERCISABLE AT END OF THE YEAR
2008							
Executive Directors							
M F Ihlein							
Ordinary shares	127,000	–	–	–	519,470	646,470	–
Share rights	952,389	169,607	519,470	–	–	602,526	–
M E Doherty							
Share rights	–	28,406	–	–	–	28,406	–
Former Executive Director							
D Mezzanotte							
Ordinary shares	358,402	–	–	–	149,934	508,336	–
Options	109,976	–	–	109,976	–	–	–
Share rights	508,895	–	149,934	51,527	–	307,434	–
Current Key Management Personnel							
T J Gorman							
Share rights	–	36,365	–	–	–	36,365	–
J R A Judd							
Ordinary shares	–	–	–	–	69,654	69,654	–
Share rights	173,295	41,200	69,654	2,172	–	142,669	–
E E Potts							
Ordinary shares	27,000	–	–	–	18,000	45,000	–
Options	48,108	–	–	48,108	–	–	–
Share rights	133,396	82,116	48,136	1,140	–	166,236	–
K J Shuba							
Ordinary shares	–	–	–	–	27,780	27,780	–
Options	151,806	–	–	47,796	–	104,010	104,010
Share rights	148,502	37,919	44,780	1,132	–	140,509	21,198
N P Smith							
Ordinary shares	–	–	–	–	–	–	–
Share rights	–	–	–	–	–	–	–
C A van der Laan							
Ordinary shares	787,488	–	–	–	(656,626)	130,862	–
Options	156,412	–	–	156,412	–	–	–
Share rights	316,336	170,032	112,110	3,198	–	371,060	–
Other Senior Executives							
M D'Cotta Carreras							
Options	158,502	–	126,316	32,186	–	–	–
Share rights	219,564	50,135	85,888	762	–	183,049	–
M D Lamb							
Ordinary shares	31,894	–	–	–	61,673	93,567	–
Options	98,160	–	–	98,160	–	–	–
Share rights	165,815	40,152	59,176	2,007	–	144,784	–

c) Other transactions with key management personnel

Other transactions with key management personnel are set out in Note 36d.

Further remuneration disclosures are set out in the Directors' Report on pages 35 to 48 of the Annual Report.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 36. RELATED PARTY INFORMATION

a) Brambles

Brambles comprises Brambles Limited and the entities which it controls.

Borrowings under the bilateral bank credit facilities are undertaken by a limited number of Brambles subsidiaries. Funding of other subsidiaries within Brambles is by way of intercompany loans, all of which are documented and carry commercial interest rates applicable to the currency and terms of the loans.

The global financing credit facilities are supported by a deed of cross guarantee for which Brambles Limited charges Brambles' borrowers a commercially determined guarantee fee.

Dividends are declared within the group only as required for funding or other commercial reasons.

Brambles also has in place cost sharing agreements to ensure that relevant costs are taken up by the entities receiving the benefits.

All amounts receivable and payable by entities within Brambles and any interest thereon are eliminated on consolidation.

b) Material subsidiaries

The principal subsidiaries of Brambles during the year were:

NAME	PLACE OF INCORPORATION	% INTEREST HELD AT REPORTING DATE 2009	2008
CHEP			
CHEP USA	USA	**100**	100
CHEP Canada, Inc.	Canada	**100**	100
CHEP UK Limited	UK	**100**	100
CHEP France SA	France	**100**	100
CHEP Deutschland GmbH	Germany	**100**	100
CHEP Espana SA	Spain	**100**	100
CHEP Mexico SA de CV	Mexico	**100**	100
CHEP Benelux Nederland BV	The Netherlands	**100**	100
CHEP Italia SRL	Italy	**100**	100
Brambles Enterprises Limited	UK	**100**	100
CHEP South Africa (Proprietary) Limited	South Africa	**100**	100
CHEP Australia Limited	Australia	**100**	100
CHEP (Shanghai) Company Limited	China	**100**	100
CHEP Technology Pty Limited	Australia	**100**	100
CHEP India Pvt Limited	India	**100**	100
LeanLogistics Inc	USA	**100**	100
Recall			
Recall Limited	UK	**100**	100
Recall France SA	France	**100**	100
Recall Corporation, Inc.	USA	**100**	100
Recall do Brasil Ltda	Brazil	**100**	100
AUSDOC Holdings Pty Limited	Australia	**100**	100
Recall Information Management Pty Limited	Australia	**100**	100
Recall Deutschland GmbH	Germany	**100**	100
Brambles HQ			
Brambles Industries Limited	Australia	**100**	100
Brambles Holdings (UK) Limited	UK	**100**	100
Brambles International Finance BV	The Netherlands	**100**	100
Brambles USA Inc.	USA	**100**	100
Brambles North America Incorporated	USA	**100**	100
Brambles Finance plc	UK	**100**	100
Brambles Finance Limited	Australia	**100**	100

In addition to the list above, there are a number of other subsidiaries within Brambles which are mostly intermediary holding companies or are dormant.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS – CONTINUED

▶ FOR THE YEAR ENDED 30 JUNE 2009

NOTE 36. RELATED PARTY INFORMATION – CONTINUED

Para 264(b) of the German trade law grants an exemption from the requirement to prepare individual audited statutory financial statements and management reports for those German companies which are included within the consolidated group financial statements. Relief from such German statutory reporting requirements will be taken in respect of Recall Deutschland GmbH & Co. KG as this entity is consolidated within these Brambles' financial statements.

Investments in subsidiaries are primarily by means of ordinary or common shares. All subsidiaries prepare accounts with a 30 June balance date.

c) Joint ventures

Brambles' share of the net results of joint ventures is disclosed in Note 19.

d) Other transactions

Other transactions entered into during the year with Directors of Brambles Limited; with Director-related entities; with key management personnel (KMP, as set out in the Directors' Report); or with KMP-related entities were on terms and conditions no more favourable than those available to other employees, customers or suppliers and include transactions in respect of the employee option plans, contracts of employment and reimbursement of expenses. Any other transactions were trivial or domestic in nature.

e) Other related parties

A subsidiary has a non-interest bearing advance outstanding as at 30 June 2009 of US$1.099 million (2008: US$1.297 million) to Brambles Custodians Pty Limited, the trustee under Brambles' employee loan scheme. The advance is administered by Brambles Custodians Pty Limited and enabled employees to acquire shares in BIL prior to Unification, pursuant to the terms and conditions of the employee loan scheme approved by shareholders.

f) Directors' indemnities

Under its constitution, to the extent permitted by law, Brambles Limited indemnifies each person who is, or has been a Director or Secretary of Brambles Limited against any liability which results from facts or circumstances relating to the person serving or having served in the capacity of Director, Secretary, other officer or employee of Brambles Limited or any of its subsidiaries, other than:

(aa) in respect of a liability other than for legal costs:
- (i) a liability owed to Brambles Limited or a related body corporate;
- (ii) a liability for a pecuniary penalty order under section 1317G of the Act or a compensation order under section 1317H of the Act; or
- (iii) a liability that is owed to someone (other than Brambles Limited or a related body corporate) and did not arise out of conduct in good faith; and

(bb) in respect of a liability for legal costs:
- (i) in defending or resisting proceedings in which the person is found to have a liability for which they could not have been indemnified under paragraph (aa) (i) above;
- (ii) in defending or resisting criminal proceedings in which the person is found guilty;
- (iii) in defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found by the Court to be established; or
- (iv) in connection with proceedings for relief to any persons under the Act in which the Court denies the relief.

Paragraph (bb) (iii) above does not apply to costs incurred in responding to actions brought by ASIC or a liquidator as part of an investigation before commencing proceedings for the Court order.

As allowed by its constitution, Brambles Limited has provided indemnities from time to time to Directors, Secretaries or other Statutory Officers of its subsidiaries (Beneficiaries) against all loss, cost and expenses (collectively Loss) caused by or arising from any act or omission by the relevant person in performance of that person's role as a Director, Secretary or Statutory Officer.

The indemnity given by the Company excludes the following matters:
- (a) any Loss to the extent caused by or arising from an act or omission of the Beneficiary prior to the effective date of the indemnity;
- (b) any Loss to the extent indemnity in respect of that Loss is prohibited under the Corporations Act (or any other law);
- (c) any Loss to the extent it arises from private or personal acts or omissions of the Beneficiary;
- (d) any Loss comprising the reimbursement of normal day-to-day expenses such as travelling expenses;
- (e) any Loss to the extent the Beneficiary failed to act reasonably to mitigate the Loss;
- (f) any Loss to the extent it is caused by or arises from acts or omissions of the Beneficiary after the date the indemnity is revoked by the Company in accordance with the terms of the indemnity;
- (g) any Loss to the extent it is caused by or arises from any breach by the Beneficiary of the terms of the indemnity.

Insurance policies are in place to cover Directors, Secretaries and other Statutory Officers of Brambles Limited and its subsidiaries, however the terms of the policies prohibit disclosure of the details of the insurance cover and the premiums paid.

NOTE 37. EVENTS AFTER BALANCE SHEET DATE

Other than those outlined in the Directors' Report, there have been no events that have occurred subsequent to 30 June 2009 that have had a material impact on Brambles' financial performance or position.

DIRECTORS' DECLARATION

In the opinion of the Directors of Brambles Limited:

(a) the financial statements and notes set out on pages 57 to 125 are in accordance with the Australian Corporations Act 2001, including:

- (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
- (ii) giving a true and fair view of the financial position of Brambles and Brambles Limited as at 30 June 2009 and of their performance for the year ended on that date;

(b) there are reasonable grounds to believe that Brambles Limited will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures set out on pages 35 to 48 of the Directors' Report comply with Accounting Standard AASB 124: Related Party Disclosures and the Corporations Regulations 2001.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

G J Kraehe AO
Chairman

M F Ihlein
Chief Executive Officer

20 August 2009

INDEPENDENT AUDITORS' REPORT

TO THE MEMBERS OF BRAMBLES LIMITED

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

REPORT ON THE FINANCIAL REPORT

We have audited the accompanying financial report of Brambles Limited (the Company), which comprises the balance sheet as at 30 June 2009, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the Directors' declaration for both Brambles Limited and Brambles. Brambles comprises the Company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The Directors of the Company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the Directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditors' responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Our audit did not involve an analysis of the prudence of business decisions made by Directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

INDEPENDENT AUDITORS' REPORT – CONTINUED

TO THE MEMBERS OF BRAMBLES LIMITED

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditors' opinion

In our opinion:

(a) the financial report of Brambles Limited is in accordance with the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the Company's and Brambles' financial position as at 30 June 2009 and of their performance for the year ended on that date; and
- (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

REPORT ON THE REMUNERATION REPORT

We have audited the Remuneration Report included in pages 35 to 48 of the Directors' Report for the year ended 30 June 2009. The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditors' opinion

In our opinion, the Remuneration Report of Brambles Limited for the year ended 30 June 2009 complies with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

M G Johnson
Partner

M K Graham
Partner

Sydney
20 August 2009

AUDITORS' INDEPENDENCE DECLARATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

As lead auditor for the audit of Brambles Limited for year ended 30 June 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Brambles Limited and the entities it controlled during the period.

M G Johnson
Partner
PricewaterhouseCoopers

Sydney
20 August 2009

FIVE YEAR FINANCIAL PERFORMANCE SUMMARY

	2009 US$M	2008 US$M	2007 US$M	2006 US$M	2005 US$M
Continuing operations					
Sales revenue	**4,018.6**	**4,358.6**	**3,868.8**	**3,522.1**	**3,274.8**
Underlying profit	900.6	1,071.9	921.8	767.9	598.5
Net finance costs	(120.9)	(149.5)	(59.9)	(111.8)	(130.1)
Underlying profit before tax	779.7	922.4	861.9	656.1	468.4
Tax expense on Underlying profit	(245.4)	(282.4)	(285.1)	(228.4)	(160.0)
Underlying profit after finance costs and tax	**534.3**	**640.0**	**576.8**	**427.7**	**308.4**
Significant items, after tax	(100.3)	6.9	(143.1)	(65.1)	4.7
Profit from continuing operations, after tax	**434.0**	**646.9**	**433.7**	**362.6**	**313.1**
Profit from discontinued operations, after tax	18.6	1.8	857.6	1,101.8	135.7
Profit for the year	**452.6**	**648.7**	**1,291.3**	**1,464.4**	**448.8**
Depreciation and amortisation					
Continuing operations	424.6	458.6	404.3	412.0	393.0
Discontinued operations	–	–	–	80.7	212.4
Net capex on property, plant & equipment					
Continuing operations	579.2	735.6	517.8	474.7	443.3
Discontinued operations	–	–	21.3	133.6	222.4
Cash flow					
Cash flow from operations (after net capex)	672.5	782.3	726.5	900.7	903.9
Free cash flow	419.5	412.6	490.2	559.7	622.2
Dividends paid	277.6	444.8	604.0	296.7	256.5
Free cash flow after dividends	141.9	(32.2)	(113.8)	263.0	365.7
Balance sheet					
Capital employed	3,572.7	3,969.7	3,419.6	4,643.1	4,595.6
Net debt	2,143.4	2,426.2	1,996.9	1,690.1	2,208.3
Equity	1,429.3	1,543.5	1,422.7	2,953.0	2,387.3
Employees					
Continuing operations	12,785	12,305	12,327	12,249	11,813
Discontinued operations	–	–	1,841	14,043	15,759
Earnings per share (US cents)					
Basic	32.6	46.0	83.4	86.7	26.4
From continuing operations	31.3	45.9	28.0	21.5	18.5
On Underlying profit after finance costs and tax	38.5	45.4	37.3	25.3	18.2
Dividend declared per share (Australian cents)					
Interim and final	30.0	34.5	17.0	25.0	21.5
Special	–	–	–	34.5	–

GLOSSARY

2001 Option Plans	The Brambles Industries Limited 2001 Executive Share Option Plan and the Brambles Industries plc 2001 Executive Share Option Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2001 Share Plans	The Brambles Industries Limited 2001 Executive Performance Share Plan and the Brambles Industries plc 2001 Executive Performance Share Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2004 Share Plans	The Brambles Industries Limited 2004 Performance Share Plan and the Brambles Industries plc 2004 Performance Share Plan, incorporating Brambles Limited rollover amendments of 22 August 2006.
2006 Share Plan	The Brambles Limited 2006 Performance Share Plan, as amended.
Act	The Corporations Act 2001 (Cth).
Actual rates	In the statutory financial statements, foreign currency results are translated into US dollars at the applicable actual monthly exchange rates ruling in each period.
AGM	Annual General Meeting.
AIFRS	Australian Equivalents to International Financial Reporting Standards, used by Brambles to report its financial results.
ASX	Australian Securities Exchange.
Average Capital Invested	Average Capital Invested or ACI is a 12 month average of Capital Invested. Capital Invested is calculated as net assets before tax balances, cash and borrowings, but after adjustment for accumulated pre-tax Significant items, actuarial gains or losses and net equity adjustments for equity-settled share-based payments.
B1208A pallet	The 1200x800mm general purpose pallet used by CHEP in Europe.
B1210A pallet	The 1200x1000mm block pallet used by CHEP in Europe.
BIL	Brambles Industries Limited, which was previously one of the two listed entities in the dual-listed companies structure.
BIP	Brambles Industries plc, which was previously one of the two listed entities in the dual-listed companies structure.
Board	The Board of Brambles Limited.
Brambles, Brambles Group or Group	Brambles Limited and all of its related bodies corporate.
BVA	Brambles Value Added or BVA represents the value generated over and above the cost of the capital used to generate that value. It is calculated using fixed June 2008 exchange rates as: — Underlying profit; plus — Significant items that are part of the ordinary activities of the business; less — Average Capital Invested, adjusted for accumulated pre-tax Significant items that are part of the ordinary activities of the business, multiplied by 12%.
CAGR	Compound Annual Growth Rate. The CAGR of sales revenue is the annualised percentage at which sales revenue would have grown over a period if it grew at a steady rate.
Capital expenditure	Unless otherwise stated, capital expenditure is presented on an accruals basis and excludes intangible assets, investments in associates and equity acquisitions. It is shown gross of any fixed asset disposals proceeds.
Cash flow from operations	Cash flow generated after net capital expenditure but excluding Significant items that are outside the ordinary course of business.
CDI	CREST Depository Interest, the mechanism by which ordinary shares are traded and settled on the London Stock Exchange. One CDI represents an underlying beneficial interest in one ordinary share of Brambles Limited.
Constant currency	In the commentary, constant currency results are presented by translating both current and comparable period foreign currency results into US dollars at the actual monthly exchange rates applicable in the comparable period, so as to show relative performance between the two periods before the translation impact of currency fluctuations.
Continuing operations	Continuing operations refers to CHEP, Recall and Brambles HQ.
CREST	The UK's electronic registration and settlement system for equity security trading.

GLOSSARY – CONTINUED

Discontinued operations	Operations which have been divested or which are held for sale.
DLC	Dual-listed companies structure – a contractual arrangement between Brambles Industries Limited and Brambles Industries plc under which they operated as if they were a single economic enterprise, whilst retaining their separate legal identities, tax residencies and stock exchange listings. The Brambles Group operated as a DLC from August 2001 to December 2006.
DMS	Document Management Solutions, a Recall service line.
DPS	Data Protection Services, a Recall service line.
EPS	Earnings per share.
Free cash flow	Cash flow generated after net capital expenditure, finance costs and tax, but excluding the net cost of acquisitions and proceeds from business disposals.
fx	Foreign Exchange.
FY10	The 2010 financial year commencing 1 July 2009 and ending 30 June 2010.
KPI(s)	Key Performance Indicators.
Lean	Lean, or Lean thinking, is derived from the Toyota Production System and assists in the identification and steady elimination of waste, the improvement of quality, production time and cost reduction.
LSE	London Stock Exchange.
LTI	Long Term Incentive.
LTIFR	Lost Time Injury Frequency Rate.
LTISR	Lost Time Injury Severity Rate.
OHS&E	Occupational Health Safety and Environment.
Organic growth	Growth from existing customers.
MyShare	The Brambles Limited MyShare Plan, an all employee share plan.
Net new business wins	New business and lane expansion won in the period plus wins from the prior year carried forward 12 months, less business losses in the period.
PAT	Profit After Tax.
RFID	Radio Frequency Identification.
ROCI	Return on Capital Invested or ROCI is calculated as Underlying profit divided by Average Capital Invested.
RPC	Reusable Plastic Container.
SDS	Secure Destruction Services, a Recall service line.
Significant items	Significant items are items of income or expense which are, either individually or in aggregate, material to Brambles or to the relevant business segment and: — outside the ordinary course of business (eg gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring); or — part of the ordinary activities of the business but unusual due to their size and nature.
Six Sigma	A methodology that uses fact, data and statistical analysis to improve business processes, grow sales, reduce costs and improve quality and customer satisfaction.
STI	Short Term Incentive.
TFR	Total Fixed Remuneration.
TSR	Total Shareholder Return. TSR measures the returns that a company has provided for its shareholders, reflecting share price movements and reinvestment of dividends over a specified performance period. Under the 2006 Share Plan, TSR is normally calculated on the average daily closing share prices in the three months immediately preceding the start of a period and the end of a period.
Underlying profit	Underlying profit is profit from continuing operations before finance costs, tax and Significant items.
Unification	The unification of the dual-listed companies structure which operated between Brambles Industries Limited and Brambles Industries plc under a new single Australian holding company, Brambles Limited.
Vesting	When rights under share plan awards may first be exercised.

INVESTOR INFORMATION

BRAMBLES LIMITED

Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia
Telephone: 61 (0) 2 9256 5222
Facsimile: 61 (0) 2 9256 5299
Website: www.brambles.com

Brambles Limited has a primary listing on the Australian Securities Exchange and a secondary listing on the London Stock Exchange. The global headquarters of Brambles is in Sydney, Australia.

All currency amounts in this report are in US dollars unless otherwise specified.

ANNUAL GENERAL MEETING

The 2009 Annual General Meeting of Brambles Limited will be held on Thursday, 19 November 2009 at 2.00pm (AEDT) at:

The Savoy Ballroom
Grand Hyatt Melbourne
123 Collins Street
Melbourne VIC 3000

A live webcast of the meeting will be broadcast on www.brambles.com.

DIVIDEND

The final dividend of 12.5 Australian cents per share is 20% franked for all shareholders in Brambles Limited and will be paid on 8 October 2009.

Brambles Limited offers a dividend reinvestment plan for shareholders resident in Australia and New Zealand. Further details are available from Link Market Services, whose contact details shown on page 54.

CDI holders will receive their dividend payments as soon as possible after ordinary shareholders, once fx transactions have been completed.

CDIs holders who are also CREST participants can expect to receive their dividend payments via CREST electronic Unmatched Stock Event (USE) messages, once the cash has been received and reconciled by Euroclear UK & Ireland, taking note of their election (if any) of a default payment currency option as detailed in the Euroclear UK and Ireland international service description.

For CDI holders who use the Equiniti corporate nominee service, additional processing time is required to print and mail cheques, or, for holders who have completed dividend mandate forms, to set up cash transfers into their bank accounts. All CDI holders who use the Equiniti corporate nominee service will receive their dividends in pounds sterling.

BRAMBLES BUSINESS UNITS

CHEP Americas
8517 South Park Circle
Orlando FL 32819-9040
United States of America
Telephone: 1 407 370 2437
Facsimile: 1 407 363 5354
Email: chep@brambles.com
Website: www.chep.com

CHEP EMEA
Rotherwick House
3 Thomas More Street
London
E1W 1YZ
United Kingdom
Telephone: 44 (0) 1932 833 089
Facsimile: 44 (0) 207 702 1612

CHEP Asia-Pacific
Level 6, Building C
11 Talavera Road,
North Ryde NSW 2113
Australia
Telephone: 61 (0) 2 9856 2437
Facsimile: 61 (0) 2 9856 2404

Recall
One Recall Center
180 Technology Parkway
Norcross GA 30092
United States of America
Telephone: 1 770 776 1000
Facsimile: 1 770 776 1001
Email: recall@brambles.com
Website: www.recall.com

Insight Creative Limited. Auckland. Sydney. BRAM001

04:00 05:00 06:00 07:00 08:00 09:00 10:00 11:00 12:00 13:00 14:00 15:00 16:00 17:00 18:00 19:00 20:00

WWW.BRAMBLES.COM







recall™

BRAMBLES LIMITED
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000, Australia
Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299

GENERAL ENQUIRIES
Email: info@brambles.com

INVESTOR AND ANALYST ENQUIRIES
MICHAEL ROBERTS
Vice President Investor Relations and Corporate Affairs
Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299
Email: michael.roberts@brambles.com

RETAIL SHAREHOLDERS
For Share Registrars' details go to page 54 of this Annual Report.

09:00 | CHEP SALES REP ON THE WAY TO MEET WITH A CUSTOMER

ZERØHARM



PEFC/01-00-01

Brambles is committed to achieving Zero Harm, which means zero injuries and zero environmental damage, and has used a PEFC, Chain of Custody accredited printer to produce this Annual Report.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

1 October 2009

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{CW 00054831}

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com


RECEIVED
2009 OCT -6 P 12: 17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Brambles

1 September 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 6,270 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,270
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	6,270 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,401,956,833	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,590,407	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 September 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

2 September 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES APPOINTS NEW DIRECTOR

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Stock Exchange and Media Release
2 September 2009



BRAMBLES APPOINTS NEW DIRECTOR

Brambles Chairman, Mr Graham Kraehe, today announced the appointment of Mr John Mullen as a Non-executive Director with effect from 1 November 2009.

"As the ex Chief Executive Officer of DHL Express and main Board member of Deutsche Post World Net, Mr Mullen brings extensive international experience in transport and logistics, as well as knowledge of doing business in the USA and Europe, that will be of benefit to Brambles' global businesses. We are delighted to have him join the Brambles Board," Mr Kraehe said.

Mr Mullen will join Tony Froggatt, David Gosnell, Stephen Johns, Carolyn Kay, Graham Kraehe, Luke Mayhew and Brian Schwartz, together with CEO Mike Ihlein and CFO Liz Doherty on the Board. He will also be a member of the Remuneration Committee.

Mr Mullen will offer himself for election at the next AGM. His biographical details are set out in the enclosed annexure.

For further information please contact:

Investors and Media:	Media:
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216	David Besier Manager Corporate Affairs +61 2 9256 5204

Brambles is globally headquartered in Australia

Stock Exchange and Media Release
2 September 2009



Annexure

Mr John Mullen

Mr Mullen had a distinguished career with DHL Express from 1994 to 2009, ultimately becoming its Chief Executive Officer in 2006. As Chief Executive Officer, Mr Mullen was responsible for all aspects of the company's operations including strategy, financial performance, operating performance, mergers and acquisitions and investor relations.

Prior to his appointment as its Chief Executive Officer, Mr Mullen served in various senior management roles at DHL including Chief Executive Officer of DHL Express, Asia Pacific and Chief Executive Officer of DHL Express, USA.

From 2006 to 2009, Mr Mullen was also a Main Board Director of Deutsche Post World Net (DPWN), the parent company of DHL Express. DPWN is the world's largest transportation and logistics company. It is headquartered in Bonn, Germany and listed on the Frankfurt Stock Exchange.

Mr Mullen held various senior management roles with the TNT Group from 1984 to 1994, culminating in the role of Chief Operating Officer, which he held from 1990 to 1994. From 1991 to 1994, he was also Chief Executive Officer of TNT Express Worldwide, a joint venture between TNT Ltd and the Postal Administrations of Holland, France, Germany, Canada and Sweden.

Mr Mullen is on the Board of Telstra and Embarq LLC and was previously on the Supervisory Board of Securicor Omega Holdings, UK, the Deputy Chairman of Transportes Guipuzcoana, Spain and a Director of Ducros Services Rapides, France and Infochoice Ltd. He is currently Chairman of the US National Foreign Trade Council and a member of the Board of the Advisory Council to the City of Seoul, the Advisory Council of the Australian Graduate School of Management and the International Swimming Hall of Fame.

Mr Mullen is 54.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

2 September 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 11,677 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,677
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	11,677 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 September 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,401,968,510	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,578,730	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 September 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 September 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 16,308 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	16,308
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	16,308 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,401,984,818	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,562,422	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those +securities should not be granted +quotation.

   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 September 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

4 September 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 238,486 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	238,486
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	238,486 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,402,223,304	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,363,819	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 September 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

8 September 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 109,713 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	109,713
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	33,153 @ 0.00 per share 38,280 @ 4.75 per share 38,280 @ 3.35 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 September 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,402,333,017	Ordinary fully paid shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
7,254,106	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 September 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

8 September 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr M F Ihlein.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES LIMITED ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	6 AUGUST 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Mr Ihlein has a beneficial interest in 56 shares. Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	31 August 2009
No. of securities held prior to change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CREST Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Super Fund. Performance share rights over 465,764 BXB shares 362 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 362 BXB shares.
Class	Ordinary shares
Number acquired	56

Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$7.36 per share
No. of securities held after change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CREST Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Super Fund. Performance share rights over 465,764 BXB shares 418 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 418 BXB shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through Computershare Nominees CI Limited (Acquired Shares) and allocation of Conditional Share Rights (Matching Share Rights).
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

8 September 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

NOTIFICATION RE PDMR

Attached is a notification required under UK Disclosure and Transparency Rules of transactions in the shares of Brambles Limited by a person who is a "person discharging managerial responsibilities" (PDMR).

The persons discharging managerial responsibility are not Directors of Brambles Limited.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

THOMAS J GORMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

45 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$7.36 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 AUGUST 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 347 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

7 SEPTEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

31 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 45 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

219,362 SHARE RIGHTS AND 347 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 8 SEPTEMBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

56 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$7.36 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 AUGUST 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 418 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

7 SEPTEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

31 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 56 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

97,171 SHARE RIGHTS AND 418 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 8 SEPTEMBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

63 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$7.36 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 AUGUST 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 28,038 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

7 SEPTEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

31 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 63 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 104,010 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 230,528 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 8 SEPTEMBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

63 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$7.36 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 AUGUST 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,694 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

7 SEPTEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

31 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 63 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 210,223 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 8 SEPTEMBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

9 September 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 132,395 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	132,395
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	3,773 @ 0.00 per share 64,311 @ 4.75 per share 64,311 @ 3.29 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 September 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,402,465,412	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,121,138	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 September 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

11 September 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 39,779 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	39,779
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	39,779 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,402,505,191	Ordinary fully paid shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
7,081,359	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 September 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

14 September 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 18,160 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	18,160
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	18,160 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,402,523,351	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,063,090	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 September 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

15 September 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

NOTIFICATION RE PDMR

Attached is a notification required under UK Disclosure and Transparency Rules of transactions in the shares of Brambles Limited by a person who is a "person discharging managerial responsibilities" (PDMR).

The persons discharging managerial responsibility are not Directors of Brambles Limited.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

C A VAN DER LAAN DE VRIES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

CRAIG ANDREW VAN DER LAAN DE VRIES

8. State the nature of the transaction

EXERCISE OF 34,779 PERFORMANCE SHARE RIGHTS WHICH WERE GRANTED ON 19 JANUARY 2007.

9. Number of shares, debentures or financial instruments relating to shares acquired

SEE 8 ABOVE

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

LESS THAN 0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 49,779 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: LESS THAN 0.01%

16. Date issuer informed of transaction

11 SEPTEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 15 SEPTEMBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

15 September 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 30,629 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,629
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	30,629 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,402,553,980	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,032,719	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 September 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

22 September 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 10,528 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,528
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	10,528 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,402,564,508	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,021,898	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 September 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

24 September 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 2,530 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,530
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	2,530 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 September 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,402,567,038	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,019,368	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 September 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 September 2009

The Manager-Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

2009 Notice of Annual General Meeting Mailing

Attached is the Notice of Meeting for Brambles Limited's 2009 Annual General Meeting, which will be held on Thursday, 19 November 2009 at The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne, Victoria 3000, commencing at 2.00pm.

Also attached are the following documents, the first two of which will be sent to ordinary shareholders and the last two of which will be sent to CREST Depository Interest (**CDI**) holders:

- Shareholder voting form;
- Shareholder question form;
- Voting instructions form; and
- CDI holder question form.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00054893}

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name: BRAMBLES LIMITED

Refer to guide for information about corporate key

ACN/ABN: 89 118 896 021

Corporate key: 34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name: BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable): 18209

Telephone number: 02 9256 5233

Postal address:
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet: 4

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name: ROBERT NIES GERRARD

Capacity
- [ ] Director
- [x] Company secretary

Signature: R. Gerrard

Date signed: 1 0 / 0 8 / 0 9
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See Annexure "A" of 1 page		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 6 / 0 7 / 0 9

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Robert Gerrard
Secretary

10/08/2009

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	5,093	5.68	0.00
ORD	31	5.78	0.00
ORD	1,942	0.00	0.00
ORD	7,099	5.70	0.00
ORD	1,066	0.00	0.00
ORD	14,599	6.04	0.00
ORD	8,201	5.91	0.00

82-5205

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:00 01-Sep-2009
Number	2542Y07

RNS Number : 2542Y
Brambles Limited
31 August 2009

Brambles Limited
Company Number: 118 896 021

31 August 2009

On 28 August 2009, Barclays Global Investors Australia Limited, on behalf of the Barclays Group, advised the Australian Securities Exchange that it had become a substantial shareholder in Brambles Limited with a holding of 5.07% (71,041,744 shares) with effect from 24 August 2009.

Robert Gerrard
Company Secretary

END

HOLFGGFRDMFGLZG

CLOSE

Regulatory

Regulatory Story

Go to market news section



Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	10:44 01-Sep-2009
Number	3036Y10

RNS Number : 3036Y
Brambles Limited
01 September 2009

Brambles Limited

Company Number: 118 896 021

1 September 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 6,270 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

6,270

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration
6,270 @ 0.00

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

1 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number
1,401,956,833

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,590,407

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note:

Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's

absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by

law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 1 September 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Brambles Limited
TIDM	BXB
Headline	Directorate Change
Released	07:04 02-Sep-2009
Number	3779Y07

RNS Number : 3779Y
Brambles Limited
02 September 2009

Brambles Limited
Company Number: 118 896 021

2 September 2009

BRAMBLES APPOINTS NEW DIRECTOR

Brambles Chairman, Mr Graham Kraehe, today announced the appointment of Mr John Mullen as a Non-executive Director with effect from 1 November 2009.

"As the ex Chief Executive Officer of DHL Express and main Board member of Deutsche Post World Net, Mr Mullen brings extensive international experience in transport and logistics, as well as knowledge of doing business in the USA and Europe, that will be of benefit to Brambles' global businesses. We are delighted to have him join the Brambles Board," Mr Kraehe said.

Mr Mullen will join Tony Froggatt, David Gosnell, Stephen Johns, Carolyn Kay, Graham Kraehe, Luke Mayhew and Brian Schwartz, together with CEO Mike Ihlein and CFO Liz Doherty on the Board. He will also be a member of the Remuneration Committee.

Mr Mullen will offer himself for election at the next AGM.

His biographical details are set out in the enclosed annexure.

For further information please contact:

Investors and Media:	**Media:**
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216	David Besier Manager Corporate Affairs +61 2 9256 5204

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

Annexure

Mr John Mullen

Mr Mullen had a distinguished career with DHL Express from 1994 to 2009, ultimately becoming its Chief Executive Officer in 2006. As Chief Executive Officer, Mr Mullen was responsible for all aspects of the company's operations including strategy, financial performance, operating performance, mergers and acquisitions and investor relations.

Prior to his appointment as its Chief Executive Officer, Mr Mullen served in various senior management roles at DHL including Chief Executive Officer of DHL Express, Asia Pacific and Chief Executive Officer of DHL Express, USA.

From 2006 to 2009, Mr Mullen was also a Main Board

Director of Deutsche Post World Net (DPWN), the parent company of DHL Express. DPWN is the world's largest transportation and logistics company. It is headquartered in Bonn, Germany and listed on the Frankfurt Stock Exchange.

Mr Mullen held various senior management roles with the TNT Group from 1984 to 1994, culminating in the role of Chief Operating Officer, which he held from 1990 to 1994. From 1991 to 1994, he was also Chief Executive Officer of TNT Express Worldwide, a joint venture between TNT Ltd and the Postal Administrations of Holland, France, Germany, Canada and Sweden.

Mr Mullen is on the Board of Telstra and Embarq LLC and was previously on the Supervisory Board of Securicor Omega Holdings, UK, the Deputy Chairman of Transportes Guipuzcoana, Spain and a Director of Ducros Services Rapides, France and Infochoice Ltd. He is currently Chairman of the US National Foreign Trade Council and a member of the Board of the Advisory Council to the City of Seoul, the Advisory Council of the Australian Graduate School of Management and the International Swimming Hall of Fame.

Mr Mullen is 54.

END

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Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:22 02-Sep-2009
Number	3780Y07

RNS Number : 3780Y
Brambles Limited
02 September 2009

Brambles Limited
Company Number: 118 896 021

2 September 2009

On 2 September 2009, Barclays Global Investors Australia Limited, on behalf of the Barclays Group, notified the Australian Securities Exchange that its shareholding in Brambles Limited has increased from 5.07% (71,041,744) to 6.24% (87,412,194) with effect from 2 September 2009.

Robert Gerrard
Group Company Secretary

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	09:32 02-Sep-2009
Number	3855Y09

RNS Number : 3855Y
Brambles Limited
02 September 2009

Brambles Limited

Company Number: 118 896 021

2 September 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 11,677 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and

may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

11,677

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

11,677 @ 0.00

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

2 September 2009

8 Number and +class of all +securities quoted on ASX

(*including* the securities in clause 2 if applicable)

Number

1,401,968,510

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,578,730

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be

aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements

through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do

- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another

security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 2 September 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:55 03-Sep-2009
Number	4512Y07

RNS Number : 4512Y
Brambles Limited
03 September 2009

Brambles Limited

Company Number: 118 896 021

3 September 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 16,308 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

16,308

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the

82-5205

date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

  N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

  N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

  N/A

5 Issue price or consideration

16,308 @ 0.00

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

3 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,401,984,818

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,562,422

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be

aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements

through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another

security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 3 September 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	08:40 04-Sep-2009
Number	5369Y08

RNS Number : 5369Y
Brambles Limited
04 September 2009

Brambles Limited

Company Number: 118 896 021

4 September 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 238,486 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

238,486

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration
238,486 @ 0.00

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

4 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number
1,402,223,304

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,363,819

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their

entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the

number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
-
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising

from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 4 September 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

END

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Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	09:43 04-Sep-2009
Number	5421Y09

RNS Number : 5421Y
Brambles Limited
04 September 2009

Brambles Limited
Company Number: 118 896 021

4 September 2009

On 4 September 2009, Barclays Global Investors Australia Limited, on behalf of the Barclays Group, notified the Australian Securities Exchange that its shareholding in Brambles Limited has increased from 6.24% (87,412,194) to 7.86% (110,125,200) with effect from 1 September 2009.

Robert Gerrard
Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 08-Sep-2009
Number	6761Y07

RNS Number : 6761Y
Brambles Limited
08 September 2009

Brambles Limited

Company Number: 118 896 021

8 September 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 109,713 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

109,713

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the

date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration
38,280 @ 4.75 per share
38,280 @ 3.35 per share
33,153 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

8 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number
1,402,333,017

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,254,106

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person

has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 8 September 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 08-Sep-2009
Number	6766Y07

RNS Number : 6766Y
Brambles Limited
08 September 2009

Brambles Limited
Company Number: 118 896 021

8 September 2009

Change of Director's Interest Notice

We attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited Mr M F Ihlein.

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name	BRAMBLES LIMITED

of entity	("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	6 AUGUST 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominee behalf of MyShare participants. Mr Ihlein has a bene interest in 56 shares Computershare Nominees Cl <Brambles MyShare Control A/C> is the regist holder.
Date of change	31 AUGUST 2009
No. of securities held prior to change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CR Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Sι Fund. Performance share rights over 465,764 BXB shares 292 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 292 BXB shares.
Class	Ordinary shares
Number acquired	56
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details	A$7.36 per share

and estimated valuation	
No. of securities held after change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CR Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Su Fund. Performance share rights over 465,764 BXB shares 348 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 348 BXB shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through Computers Nominees CI Limited (Acquired Shares) and alloc: of Conditional Share Rights (Matching Share Rights)
Any Additional information	MyShare is a global employee share ownership full details of which are set out in the 2008 Notic Annual General Meeting.

Part 2 - Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

This information is provided by RNS

The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 08-Sep-2009
Number	6767Y07

RNS Number : 6767Y
Brambles Limited
08 September 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

THOMAS J GORMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of

the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

45 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$7.36 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES

EXCHANGE ON 31 AUGUST 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 347 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

7 SEPTEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

31 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 45 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

219,362 SHARE RIGHTS AND 347 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 8 SEPTEMBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

56 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$7.36 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 AUGUST 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 418 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

7 SEPTEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

31 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 56 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

97,171 SHARE RIGHTS AND 418 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 8 SEPTEMBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

63 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$7.36 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 AUGUST 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 28,038 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

7 SEPTEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

31 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 63 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 104,010 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 230,528 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 8 SEPTEMBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

63 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

AU$7.36 PER SHARE

14. Date and place of transaction

ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 31 AUGUST 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,694 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

7 SEPTEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

31 AUGUST 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 63 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 210,223 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 8 SEPTEMBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the

shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 08-Sep-2009
Number	6761Y07

RNS Number : 6761Y
Brambles Limited
08 September 2009

Brambles Limited

Company Number: 118 896 021

8 September 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 109,713 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

109,713

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the

date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration
38,280 @ 4.75 per share
38,280 @ 3.35 per share
33,153 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

8 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number
1,402,333,017

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,254,106

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person

has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 8 September 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 09-Sep-2009
Number	7472Y07

RNS Number : 7472Y
Brambles Limited
09 September 2009

Brambles Limited

Company Number: 118 896 021

9 September 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 132,395 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

132,395

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

N/A

4 Do the +securities rank equally in all respects from the

date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

64,311 @ 4.75 per share
64,311 @ 3.29 per share
3,773 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

9 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number
1,402,465,412

Class
Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number
7,121,138

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX

(*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 9 September 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 11-Sep-2009
Number	9006Y07

RNS Number : 9006Y
Brambles Limited
11 September 2009

Brambles Limited

Company Number: 118 896 021

11 September 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 39,779 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

39,779

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

39,779 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

11 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number
1,402,505,191

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,081,359

Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be

quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 11 September 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 14-Sep-2009
Number	9804Y07

RNS Number : 9804Y
Brambles Limited
14 September 2009

Brambles Limited

Company Number: 118 896 021

14 September 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 18,160 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

18,160

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

18,160 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

14 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,402,523,351

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,063,090

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.
- If we are a trust, we warrant that no person

has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 14 September 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 15-Sep-2009
Number	0539Z07

RNS Number : 0539Z
Brambles Limited
15 September 2009

Brambles Limited

Company Number: 118 896 021

15 September 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 30,629 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

30,629

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

30,629 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

15 September 2009

82-5205

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,402,553,980

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,032,719

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be

aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements

through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another

security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the [+]securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before [+]quotation of the [+]securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 15 September 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

[+] See chapter 19 for defined terms.

END

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content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 15-Sep-2009
Number	0538Z07

RNS Number : 0538Z
Brambles Limited
15 September 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

C A VAN DER LAAN DE VRIES

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of

the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

CRAIG ANDREW VAN DER LAAN DE VRIES

8. State the nature of the transaction

EXERCISE OF 34,779 PERFORMANCE SHARE RIGHTS WHICH WERE GRANTED ON 19 JANUARY 2007.

9. Number of shares, debentures or financial instruments relating to shares acquired

SEE 8 ABOVE

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

LESS THAN 0.01%

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 49,779 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: LESS THAN 0.01%

16. Date issuer informed of transaction

11 SEPTEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 15 SEPTEMBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	08:34 22-Sep-2009
Number	4393Z08

RNS Number : 4393Z
Brambles Limited
22 September 2009

Brambles Limited

Company Number: 118 896 021

22 September 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 10,528 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

10,528

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

10,528 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

22 September 2009

8 Number and +class of all +securities quoted on ASX

(*including* the securities in clause 2 if applicable)

Number

1,402,564,508

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,021,898

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in

this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 22 September 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

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Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:30 23-Sep-2009
Number	5116Z07

RNS Number : 5116Z
Brambles Limited
23 September 2009

Brambles Limited
Company Number: 118 896 021

23 September 2009

On 23 September 2009, National Australia Bank Limited advised the Australian Securities Exchange that it had become a substantial shareholder in Brambles Limited with a holding of 5.277% (74,006,695 shares) with effect from 18 September 2009.

Robert Gerrard
Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	08:11 23-Sep-2009
Number	5125Z08

RNS Number : 5125Z
Brambles Limited
23 September 2009

Brambles Limited
Company Number: 118 896 021

23 September 2009

On 23 September 2009, Barclays Global Investors Australia Limited, on behalf of the Barclays Group, notified the Australian Securities Exchange that its shareholding in Brambles Limited has decreased from 7.86% (110,125,200) to 5.39% (75,639,456) with effect from 18 September 2009.

Robert Gerrard
Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 24-Sep-2009
Number	5859Z07

RNS Number : 5859Z
Brambles Limited
24 September 2009

Brambles Limited

Company Number: 118 896 021

24 September 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 2,530 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

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given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

2,530

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

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quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

2,530 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

24 September 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,402,567,038

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,019,368

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

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32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

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1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

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42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person

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has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 24 September 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Holding(s) in Company
Released	07:42 24-Sep-2009
Number	5871Z07

RNS Number : 5871Z
Brambles Limited
24 September 2009

Brambles Limited
Company Number: 118 896 021

24 September 2009

On 24 September 2009, National Australia Bank Limited notified the Australian Securities Exchange that its shareholding in Brambles Limited has decreased from 5.277% (74,006,695) to below 5%. National Australia Bank Limited ceased to be a substantial holder on 21 September 2009.

Robert Gerrard
Group Company Secretary

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Company	Brambles Limited
TIDM	BXB
Headline	Annual Financial Report
Released	11:23 28-Sep-2009
Number	7523Z11

RNS Number : 7523Z
Brambles Limited
28 September 2009

Brambles Limited
Company Number: 118 896 021

28 September 2009

DISCLOSURE AND TRANSPARENCY RULE 6.3.5

The purpose of this announcement is to release certain regulated information in unedited full text to meet the requirements of Disclosure and Transparency Rule 6.3.5. The information below is an extract from the Brambles Limited 2009 Annual Report. References to page numbers are to the numbering of the full 2009 Annual Report.

Two copies of the full 2009 Annual Report have been lodged with the UK Listing Authority Document Viewing Facility. A copy of the 2009 Annual Report will be mailed to those shareholders and CDI holders who have elected to receive it.

The full 2009 Annual Report is available on the Brambles' website at www.brambles.com. It has been audited in accordance with Australian Auditing Standards.

Other regulated information in the 2009 Annual Report of a type that would be required to be disseminated in a half-yearly financial report has already been released in unedited full text via Brambles' final results announcement made on 20 August 2009 (RNS numbers 7377X and 7376X).

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Robert Gerrard
Company Secretary

For further information contact:

Investors	Michael Roberts, Head of Investor Relations	+61 (0)2 9256 5216 +61 (0)418 263 199 (mobile)

Brambles is globally headquartered in Australia

Page 1

CHAIRMAN AND CEO'S REPORT

Your Company achieved sales revenue growth and a very strong cash flow performance for the year ended 30 June 2009 despite the weakest global economy in decades.

This resilient performance demonstrates the strength of our business models. New business wins (net of any losses) were approximately US$100 million and, together with some price and mix gains, offset weak organic volumes.

Our investment in growth initiatives in China, India, Germany and Poland, a focus on cash generation, disciplined capital management and implementation of initiatives to deal with the economic downturn have positioned Brambles well to accelerate its financial performance as the world's economies recover.

A summary of the results can be found on pages 2 and 3, while a full review of operations for the year begins on page 10.

DIVIDEND

The Board declared a final dividend of 12.5 Australian cents per share, franked to 20%, taking the full year dividend total to 30.0 Australian cents per share, compared with 34.5 Australian cents the previous year. This reflects the Board's focus on prudent conservation of cash in the current environment. During 2009, the Board also introduced a dividend reinvestment plan.

BOARD AND CORPORATE GOVERNANCE

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In March, Mr Brian Schwartz joined the Brambles Board as a Non-executive Director and in early September 2009 the Company announced that Mr John Mullen would join the Board as a Non-executive Director from 1 November 2009. Both new directors bring a wealth of international business experience to the Board.

During the year, the Board continued to review best practice corporate governance and consequently implemented a number of changes. The Corporate Governance Statement on pages 22 to 34 outlines the key components of Brambles' governance framework.

SUSTAINABILITY

Sustainability is fundamental to the way Brambles does business and both CHEP and Recall make a positive contribution to sustainable business practices, especially for our customers. As you can see on pages 6 and 7, Sustainability is a core part of both CHEP and Recall's strategy.
This year the Sustainability Report will be published on Brambles' website prior to the 2009 Annual General Meeting. It will provide more information on our journey in creating a sustainable company and sustainable shareholder value.

SAFETY

During the year there were, sadly, two work-related fatalities in the Group. In October a Recall vehicle in Canada struck and killed a pedestrian and in November, Mr Suresh Kumar, an employee of Recall in India was fatally injured from the collapse of file shelving. These tragic events are unacceptable and our sincere condolences are extended to the families, friends and colleagues of those affected. Brambles has a very strong commitment to Zero Harm and we constantly review our procedures and processes to reinforce our Zero Harm safety culture throughout all workplaces.

CHEP USA REVIEW

Brambles has been undertaking a major review of CHEP USA to best position the business for the medium and long term. The review is on track for completion by the end of September, with the outcomes to be announced in early October. Further information can be found on pages 12 and 13.

WELL PLACED TO ACCELERATE FINANCIAL PERFORMANCE AS ECONOMIES RECOVER

Brambles' initiatives to deal with the economic downturn, address customer requirements, improve cost structures and realise efficiencies will provide a solid foundation to drive future operating performance. We will also continue our investments in China, India, Germany and Central and Eastern Europe to drive additional medium to long term growth.

Recent early signs of improving macro-economic stability are

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encouraging. In particular, the destocking by CHEP's customers appears to be coming to an end. Improving economic conditions will, in due course, positively impact our major customers as they return to growth, which in turn will benefit Brambles due to its strong underlying business models and robust new business pipeline.

Even in a severe economic downturn, Brambles has delivered sales revenue growth. As global economies improve we plan a return to our traditional stronger rate of sales revenue growth and we would expect:

- organic volumes that declined last year to return to positive growth;
- growth on recently won business;
- to continue to win significant new business;
- additional revenue from our investment in new growth opportunities;
- CHEP to benefit from operating leverage through an improved cost structure as pallets are moved back to the market to generate revenue; and
- improvements in the automotive sector and Recall's SDS business as activity levels improve and recycled paper prices increase.

Consequently, combined with an ongoing focus on cash generation and a strong balance sheet, Brambles is well placed to accelerate financial performance as economies recover.

GRAHAM KRAEHE AO | CHAIRMAN

MIKE IHLEIN | CHIEF EXECUTIVE OFFICER

PERFORMANCE SUMMARY
RESILIENT PERFORMANCE

- Revenue growth and strong cash flow
- Net new business wins across all regions
- Focus on cash generation and disciplined capital management reinforces strong balance sheet
- Initiatives to improve cost structures and underpin future operating performance on track
- New Walmart arrangements successfully implemented

US$ MILLIONS	**2009**	**2008**	**%**	**% CHANGE**

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			CHANGE	AT CONSTANT CURRENCY
Continuing operations				
Sales revenue	4,018.6	4,358.6	(8)	1
Underlying profit	900.6	1,071.9	(16)	(8)
Underlying profit after finance costs and tax	534.3	640.0	(17)	(9)
Significant items after tax	(100.3)	6.9		
Profit after tax	434.0	646.9	(33)	
Profit after tax - discontinued operations	18.6	1.8		
Profit for the year	452.6	648.7	(30)	
Earnings per share (US cents)				
EPS on Underlying profit after finance costs and tax	38.5	45.4	(15)	(7)
Basic EPS	32.6	46.0	(29)	
Cash Flow				
Cash flow from operations	722.4	810.0		
Free cash flow after dividends	141.9	(32.2)		
Net debt	2,143.4	2,426.2		
Net debt / EBITDA (times)	1.8	1.6		
EBITDA / net finance costs (times)	10.0	10.0		
Gearing (net debt/net debt + equity)	60.0%	61.1%		
Brambles Value Added (BVA) at fixed exchange rates	334	532		

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Total dividend (Australian cents per share)	30.0	34.5

Note
Constant currency results are presented by translating both 2009 and 2008 foreign currency results into US dollars at the actual monthly exchange rates applicable in 2008, so as to show relative performance between the two years before the translation impact of currency fluctuations.

30.0c

TOTAL DIVIDEND AUSTRALIAN CENTS

$722.4M

CASH FLOW FROM OPERATIONS US$

$1.9B

DEBT REFINANCED DURING YEAR US$

$4,018.6M

SALES REVENUE US$

$900.6M

UNDERLYING PROFIT US$

$534.3M

UNDERLYING PROFIT AFTER FINANCE COSTS AND TAX US$

38.5c

EARNINGS PER SHARE US CENTS

Page 6

STRATEGY MATRIX

THE JOURNEY AHEAD

Our objective is to deliver the world's best supply chain solutions and

information management services to customers. We know what to do and how to do it.

CHEP STRATEGY

THEME	WHAT	HOW
CUSTOMER SATISFACTION AND QUALITY	• Deliver superior customer value by understanding future customer needs, effectively target and innovate service offerings and achieve the highest quality customer experience	• Partner with customers • Develop deep insights into future customer needs • Create innovative services and products (including new platforms) to meet and exceed customer current and future needs • Continue to deliver quality platforms to achieve the best overall supply chain solution • Enhance ease of doing business through simpler, improved systems and processes
OPERATIONAL EXCELLENCE AND SUSTAINABILITY	• Leverage know-how, scale and network coverage to optimise service delivery costs and achieve maximum environmental benefit for CHEP and its customers and partners	• Minimise supply chain costs through network optimisation • Drive process and service delivery efficiency through application of Lean, Six

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		Sigma and other tools • Maximise asset efficiency and minimise asset leakage • Realise scale efficiencies • Develop solutions with customers to reduce the environmental impact of their supply chain activity • Control emissions and waste • Continue to embed Zero Harm principles
GROWTH	• Drive significant sustainable, profitable growth over medium to long term	• Expand in existing geographies and segments • Enter new geographies and segments • Develop new pallet pooling solutions and platforms • Create new service offerings • Leverage CHEP's information and customer relationships to optimise supply chain costs
SUPPORTED BY	**WHAT**	**HOW**
PEOPLE	• Attract, retain and motivate the best	• Attract the best • Develop,

	people to deliver CHEP's strategy	motivate, educate and train people to achieve potential • Organise to deliver
SYSTEMS	• Deliver cost-effective systems solutions to enable growth for CHEP and enhanced ease of doing business for customers	• Leverage global information systems investments in SAP and other applications to achieve maximum value to CHEP and its customers • Leverage business intelligence capabilities and techniques to extract value for customers • Provide easy-to-use tools to simplify doing business with CHEP and enhance customer experience

Page 7

RECALL STRATEGY

THEME	WHAT	HOW
BUSINESS EXCELLENCE	• Deliver best in class service, security and efficiency	• Leverage global reach through benchmarking and best practice sharing • Continuously drive efficiency improvements and ease of doing business through Lean, Six Sigma,

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		Perfect Order and continuous improvement techniques • Add value to customer relationships through global information management tools and world class standard operating procedures
PROFITABLE GROWTH	• Develop profitable partnerships with current and new customers	• Expand in existing geographies and segments • Enter new segments • Increase cross-selling and value-added services
EXPAND THE OFFERING	• Increase value to customers through new services, products and geographies	• Partner with customers to develop deeper insights into future needs and target customer specific solutions • Add complementary service offerings • Enter new geographies • Utilise technology such as radio frequency identification (RFID) to increase value to customers
SUSTAINABILITY	• Provide value to stakeholders through financial stability and low environmental impact	• Reduce customers' environmental impact • Control emissions and waste • Continue to embed Zero Harm principles

SUPPORTED BY	**WHAT**	**HOW**
PEOPLE	• Attract, retain and motivate the best people to deliver Recall's strategy	• Attract the best • Develop, motivate, educate and train people to achieve potential • Organise to deliver
SYSTEMS	• Develop industry-leading standards to deliver solutions that allow customers to work effectively and efficiently	• Implement multi-year Business Technology Transformation Program to develop new solutions and drive growth • Implement industry-leading systems that: • Enable customers to operate more efficiently and to focus on their own core business activities • Enhance ease of doing business with Recall

Page 10

OPERATIONAL AND FINANCIAL REVIEW

OVERVIEW - CONTINUING OPERATIONS

In 2009, Brambles drove sales revenue and cash flow growth across the business, with net new business wins and price/mix gains offsetting a decline in organic volumes that reflected worsening global economic conditions in the last nine months of the financial year.

Group sales revenue: US$4.019 billion, up 1%[1] (down 8% in actual currency), an encouraging result reflecting continuing success in winning net new business and price/mix gains which, as the economic slowdown deepened in the second half, offset a decline in organic volume. The automotive sector and recycled paper revenue (affecting Secure Destruction Services (SDS) in Recall) were especially weak. Excluding automotive and SDS, Group sales

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revenue grew 3%, well ahead of the declines in retail sales in many parts of the world.

Underlying profit: US$900.6 million, down 8% (down 16% in actual currency) primarily due to:

- factors which were largely economic in nature:
  - the impact of the global downturn including significantly lower revenue from the automotive sector[2] in CHEP and SDS[3] in Recall
  - the impact of higher numbers of pallets being returned from the field driving increased handling and storage costs and, in some cases, greater pallet relocations
- continued investment in growth initiatives such as the developing CHEP businesses in China, India, Germany and Poland, and RPCs in Australia

Earnings per share on Underlying profit after finance costs and tax (EPS) of 38.5 US cents was down 7% (down 15% in actual currency). Australian dollar EPS was 51.7 Australian cents (2008: 50.0 Australian cents).

Free cash flow after dividends for the 2009 year improved strongly to US$141.9 million reflecting continuing strong cash flow from operations which was US$722.4 million, up US$8.1 million in constant currency. Lower Underlying profit was more than offset by significantly reduced capital expenditure, demonstrating the cash generation capability of the Brambles business models.

Strong balance sheet with a prudent level of debt and US$1.2 billion of undrawn committed bank facilities at 30 June 2009. US$1.9 billion of debt facilities were renewed during the year.

Significant items totalled US$182.4 million before tax.

After Significant items, **statutory operating profit** was down 30% to US$718.2 million. **Profit after tax from continuing operations** was down 33% to US$434.0 million and statutory EPS was down 29% to 32.6 US cents.
Brambles Value Added (BVA) for continuing operations was US$334 million, down US$198 million (at comparable fixed exchange rates) reflecting the impact of the economic downturn, Significant items within ordinary activities and investments for future growth.

Final dividend declared of 12.5 Australian cents per share, franked to 20%. Including the interim dividend of 17.5 Australian

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cents per share, total dividends declared for the 2009 financial year were 30.0 Australian cents per share.

Dividend Reinvestment Plan (DRP) introduced for the 2009 interim dividend at a price discount of 2.5%. The DRP remains in place for the final dividend.

[1] *All growth comparisons, except for statutory measures, are in constant currency terms unless otherwise indicated.*

[2] *CHEP's automotive sales revenue comprises 3% of Brambles' sales revenue.*

[3] *Recall's SDS sales revenue comprises 4% of Brambles' sales revenue.*

Page 11

US$ million	2009	2008	% change (ACTUAL FX RATES)	% change (CONSTANT CURRENCY)
Sales revenue				
CHEP Americas	1,556.9	1,581.3	(2)	2
CHEP EMEA	1,452.6	1,642.1	(12)	-
CHEP Asia-Pacific	323.4	386.9	(16)	1
Total CHEP	**3,332.9**	**3,610.3**	**(8)**	**1**
Recall	685.7	748.3	(8)	1
Total sales revenue	**4,018.6**	**4,358.6**	**(8)**	**1**
Underlying profit				
CHEP Americas	434.4	483.8	(10)	(6)
CHEP EMEA	327.5	396.5	(17)	(7)
CHEP Asia-Pacific	61.1	95.9	(36)	(19)
Total CHEP	**823.0**	**976.2**	**(16)**	**(8)**
Recall	104.3	122.4	(15)	(3)
Brambles HQ	(26.7)	(26.7)	-	(20)
Underlying profit	**900.6**	**1,071.9**	**(16)**	**(8)**
Net finance costs	(120.9)	(149.5)	19	11
Underlying profit before tax	**779.7**	**922.4**	**(15)**	**(7)**

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Tax expense on Underlying profit	(245.4)	(282.4)	13	5
Underlying profit after finance costs and tax	**534.3**	**640.0**	**(17)**	**(9)**
Significant items after tax	(100.3)	6.9		
Profit from continuing operations	**434.0**	**646.9**	**(33)**	
Profit from discontinued operations	18.6	1.8		
Profit for the year	**452.6**	**648.7**	**(30)**	
Brambles Value Added (BVA) at fixed exchange rates	**334**	**532**		

Page 12

BUSINESS UNIT OPERATIONS REVIEW

CHEP Americas

US$ million	2009	2008	% change (ACTUAL FX RATES)	% change (CONSTANT CURRENCY)
Sales revenue	1,556.9	1,581.3	(2)	2
Underlying profit*	434.4	483.8	(10)	(6)
Underlying profit margin	28%	31%	(3)pp	(3)pp
Statutory profit*	229.0	452.3	(49)	
Cash flow from operations	267.0	365.2		

** The difference between Underlying profit and statutory profit is due to Significant items of US$205.4 million (2008: US$31.5 million): Pallet quality program: US$77.4 million (2008: US$20.6 million); Walmart net transition impact: US$29.0 million (2008: 10.9 million); Accelerated pallet scrapping: US$99.0 million (2008: nil)*

AMERICAS

CHEP Americas reported increased sales revenue despite the challenging economic environment across all countries in the region. Sales revenue was US$1,556.9 million, up 2% (down 2% in actual currency), due to significant net new business wins and moderate price/mix gains offsetting a decline in organic volumes.

Despite the growth in sales revenue, Underlying profit was lower at US$434.4 million, down 6% (down 10% in actual currency), primarily due to higher plant and indirect costs.

Plant costs increased by US$37 million (constant currency) primarily due to:

- the economic slowdown resulting in higher numbers of pallets being returned from the field driving increased handling and storage costs (approximately US$10 million);
- increased service centre costs (approximately US$14 million) including costs associated with plant network optimisation, increased Total Pallet Management (TPM) activities and increased repair costs related to reducing new pallet commitments; and
- other costs (approximately US$10 million), principally inflation and general cost increases.

Transport costs reduced by US$6 million (constant currency) reflecting the benefits of plant network optimisation.

Indirect costs increased by US$30 million (constant currency) primarily as a result of investment in growth (mainly LeanLogistics and Latin America expansion) and lower levels of pallet compensations in the USA. CHEP Americas' Irrecoverable Pooling Equipment Provision (IPEP) expense was US$11 million higher, mainly due to timing factors (the completion of a significant number of pallet audits during the latter part of the year).

CHEP Americas cash flow from operations was US$98.2 million lower than the previous year primarily due to expenditure on the CHEP USA pallet quality program, the Walmart transition arrangements and the reduction in Underlying profit. Encouragingly, capital expenditure was lower than prior year by US$46.6 million, reflecting progress made on converting customers off new pallets leading to 1.5 million fewer pallet purchases in the USA. Second half capital expenditure for CHEP Americas was US$22.6 million lower than the first half.

USA

In CHEP USA, overall volumes declined by 1%. Net new business wins contributed 3% volume growth but were offset by a 4% decline in organic volume. Favourable price and mix resulted in sales revenue in line with the prior year.

The 2009 sales revenue impact from net new business wins in the USA was approximately US$35 million. Whilst trading was competitive, CHEP USA won new business including Scott's (fertilisers / garden products), New World Pasta, the prepared foods division of Nestlé, Reser's and Bumble Bee Foods. Although some business was lost during the year, the emphasis remains on winning new business and winning back lost business with improved service and pallet quality.

On an annualised basis, the sales revenue impact of new business wins was sufficient to offset the losses during the year and demonstrates the continuing strength of the USA new business sales pipeline.

In line with guidance issued at the interim result, Significant items within ordinary activities included:

- US$29.0 million due to the Walmart transition arrangements (now completed), slightly below the original US$30 million forecast spend. The future economic cost estimated at US$5 million per annum will be reflected within Underlying profit from FY10; and
- US$77.4 million operating expenditure on the two year CHEP USA pallet quality program together with US$5.0 million in capital expenditure.

Significant items outside ordinary activities:

- US$99.0 million for a two year program to accelerate the scrapping of seven million excess pallets in CHEP USA. These excess pallets are a consequence of the rapid slowdown in the USA economy resulting in more pallets being returned from the field, together with customer imports into the USA and contractual commitments to a limited number of customer locations with new pallets. The program will recover good quality lumber for use in future repairs and should contribute to an improvement in the overall quality of the pool.

LATIN AMERICA AND CANADA

CHEP Latin America continued to grow strongly with 12% sales revenue growth driven by a combination of volume growth from

new customers and existing business, and some inflationary price increases. However, Underlying profit declined due to investment expenditure for growth and higher commodity costs arising from the currency impact of US dollar denominated costs.

CHEP Canada achieved 4% sales revenue growth. The customer base was expanded with the addition of nearly 300 new customers in 2009.

LEANLOGISTICS

LeanLogistics made excellent progress during its first full year of ownership by CHEP and contributed US$13.2 million of sales revenue in the year which represents over 20% growth on a like-for-like basis. The business continued to expand the customer base for its On-Demand TMS®[4]. Sales revenue from its Managed Services offering increased significantly and GreenLanes (Freight Optimization Services) grew steadily throughout the year.

CHEP USA REVIEW

Brambles has been undertaking a major review of CHEP USA to position the business for the medium to long term. The review will determine the optimal range of service offerings, pallet platforms, pallet quality, service centre network requirements and cost and pricing structures to best meet future customer needs. The review is on track to be completed by the end of September 2009, with the outcomes to be announced in early October 2009.

[4] *On-Demand TMS® provides customers complete daily planning, execution, and settlement functions in addition to periodic strategic procurement of their transportation requirements.*

As part of the review, further significant and positive customer engagement has been undertaken to better understand their future needs and market trends, and to determine how CHEP USA can best create future growth opportunities and deliver customer requirements.

The review of the CHEP USA business, when finalised, will be a key component of CHEP's broader strategy for the USA market. Whilst the review had not been completed at the time of this report's publication, it is clear to us that a wood pallet platform remains the best solution for the broad supply chain in the USA in terms of both economic and environmental sustainability. We believe alternative platforms such as plastic are currently not sustainable outside niche segments of the USA supply chain.

CHEP EMEA

US$ million	2009	2008	% change (ACTUAL FX RATES)	% change (CONSTANT CURRENCY)
Sales revenue	1,452.6	1,642.1	(12)	-
Underlying profit*	327.5	396.5	(17)	(7)
Underlying profit margin	23%	24%	(1)pp	(2)pp
Statutory profit*	286.5	396.5	(28)	
Cash flow from operations	372.7	296.1		

* The difference between Underlying profit and statutory profit is due to Significant items comprising Restructuring - facilities and operations rationalisation US$41.0 million (2008: nil)

CHEP EMEA has delivered a solid performance in a challenging economic environment. Sales revenue was US$1,452.6 million, in line with the prior year (down 12% in actual currency), primarily due to net new business wins and price/mix offsetting a 5% decline in organic volumes.

A significant contributor to the lower organic volumes was the automotive business (sales revenue down 22%), which declined significantly from October 2008 until stabilising towards the end of the year. Excluding automotive, CHEP EMEA sales revenue increased by 2%.

Pallet volumes in Europe were in line with 2008. Strong new business wins offset a 3% decline in organic pallet volumes due to weak economic conditions, which were particularly pronounced in the UK. The 2009 sales revenue impact from net new business wins in CHEP Europe was approximately US$40 million. Wins in the year included Leche Pascual in Spain (won back from a pooling competitor), confectioner Haribo in Germany, DIY supplier Tarmac in the UK, Pastacorp in France, LEGO in the Czech Republic, Colgate Palmolive in Denmark and Inergy Automotive Systems.

The focus on Germany and Poland has resulted in strong domestic growth in B1208A pallets, with associated sales revenue up 20% and 60% respectively for the year.

Strong sales revenue growth in CHEP Middle East and Africa (up 16%) was driven by increases in both volume and price. A significant RPC contract in South Africa has been signed with Pick 'n' Pay which

is expected to come fully on stream during FY10.

CHEP Europe's plant costs increased in 2009. The weak economy resulted in a higher number of pallets being returned from the field leading to increased handling and storage costs. Material and labour costs also increased resulting in plant costs as a percentage of sales increasing by 1pp to 26%. Transportation costs increased mainly due to the decision to relocate higher numbers of B1210A pallets from the UK to continental Europe in order to reduce capital expenditure on new pallets. The transportation cost ratio increased 1pp to 24%.

Underlying profit in CHEP EMEA of US$327.5 million was 7% lower (down 17% in actual currency). The main reasons for the profit shortfall were economy driven due to the decline in the automotive business and higher pallet relocations as outlined above. Overheads were in line with last year with investments in the growth markets of Germany and Poland offset by efficiency programs.
The Underlying profit margin declined slightly to 23% as a result. Excluding automotive, Underlying profit for CHEP EMEA was down by 2%.

Cash flow from operations in constant currency increased by US$130.1 million (US$76.6 million in actual currency) due to lower capital expenditure, reflecting careful asset management (including the higher pallet relocations) and improvements in working capital management. Strong credit control led to Europe's average debtors days reducing by 4 days to 54 days.

CHEP Asia-Pacific

US$ million	2009	2008	% change (ACTUAL FX RATES)	% change (CONSTANT CURRENCY)
Sales revenue	323.4	386.9	(16)	1
Underlying profit*	61.1	95.9	(36)	(19)
Underlying profit margin	19%	25%	(6)pp	(5)pp
Statutory profit*	57.9	95.9	(40)	
Cash flow from operations	9.8	58.0		

** The difference between Underlying profit and statutory profit is due to Significant items comprising Restructuring - facilities and operations rationalisation US$3.2 million (2008: nil)*

Sales revenue was up 1% to US$323.4 million (down 16% in actual currency). This result was achieved in spite of ongoing difficult conditions in the Australian automotive sector, excluding which CHEP Asia-Pacific sales revenue grew by 3%. The established

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pallet businesses in Australia, New Zealand and South East Asia demonstrated resilience in difficult trading conditions. Increased sales revenue was achieved from the emerging businesses in China and India.

RPC sales revenue grew by 4%, driven by the impact of the commencement of the new Woolworths FRPC contracts in Australia and New Zealand (see page 8). For 2009, the profit growth from the part-year contribution from these contracts was exceeded by set-up costs to expand the service centre network to serve these opportunities.

CHEP Asia-Pacific's Underlying profit of US$61.1 million was down 19% (down 36% in actual currency). This reduction was due to:

- substantial production declines in the Australian automotive sector;
- supply chain destocking in Australia and New Zealand leading to higher numbers of net pallet returns, reducing daily hire revenue growth and increasing storage and handling costs;
- costs incurred in developing new pallet service centres to drive future efficiencies and support the commencement of the new Woolworths FRPC contract in Australia; and
- costs associated with the start up of the investments in China and India and the full year impact of a regional management structure to support growth.

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China and India in aggregate delivered US$7.8 million of sales revenue in 2009 and incurred an Underlying loss of US$17.7 million (2008: US$13.1 million). The increased loss which was in line with expectations was largely due to the first full year of operations in India.

The China business has made strong progress in expanding its pallet and automotive businesses and now has over 250 customers serviced by four offices and over 100 staff. Recent customer wins include Hewlett-Packard and Chery Automotive, China's largest independent automotive manufacturer.

The India business commenced operations in June 2008 and provides pallet and container services to customers across the country. CHEP India now has over 50 staff with key customers including PepsiCo, Hindustan Unilever, Procter & Gamble, United Breweries and Coca-Cola franchise bottler, Indo European Breweries Limited.

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Cash flow from operations was US$48.2 million lower than the previous year due to the initial capital investment required to support the new Woolworths FRPC contract in Australia and the reduction in the region's Underlying profit. Capital expenditure for China and India combined was US$19.0 million in the year (2008: US$29.0 million).

Recall

US$ million	2009	2008	% change (ACTUAL FX RATES)	% change (CONSTANT CURRENCY)
Sales revenue	685.7	748.3	(8)	1
Underlying profit*	104.3	122.4	(15)	(3)
Underlying profit margin	15%	16%	(1)pp	(1)pp
Statutory profit*	95.9	121.9	(21)	
Cash flow from operations	106.9	127.7		

* The difference between Underlying profit and statutory profit is due to Significant items comprising Restructuring - facilities and operations rationalisation US$8.4 million (2008: $0.5 million)

Recall sales revenue was up 1% to US$685.7 million (down 8% in actual currency). Growth was achieved in all regions except Americas (sales revenue down 2%) where the impact of the global economic slowdown on the SDS business was felt the most, with significantly lower recycled paper revenues. Excluding SDS, Recall's sales revenue grew 6%.

A strong performance was achieved in DMS in all regions with carton volumes increasing by 6%. Sales revenue of US$470.8 million was up 6% (down 5% in actual currency). DMS gross margins increased to 39% driven by improvements in service delivery efficiencies in North America and was achieved despite little growth in customer activity levels in the current economic environment.

SDS sales revenue was down 13% (down 18% in actual currency) to US$145.6 million due to a significant reduction in paper prices and lower activity, particularly in North America and Europe. The reduction in paper prices resulted in the SDS gross margin falling by 7pp to 33%.

Underlying profit of US$104.3 million was 3% lower than the previous year (down 15% in actual currency). Recall's gross profit in constant currency was in line with the prior year with improvements in DMS offsetting the fall in SDS margins. Underlying profit was also impacted by investment in information technology and marketing to support future growth. Recall implemented cost cutting measures throughout the year to respond to the global economic decline.

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Cash flow from operations was US$20.8 million lower, mainly due to foreign currency translation. Major capital expenditure during the year included racking and safety infrastructure to support growth throughout all regions, along with investments in new state-of-the-art Information Centres in the UK and Thailand.

ADDITIONAL FINANCIAL INFORMATION

Significant items

In response to the challenging economic environment, Brambles has implemented a number of initiatives to improve its cost structure, underpin future operating performance over the medium to long term and meet customer requirements. During the 2009 financial year, Brambles' continuing operations had Significant items before tax of US$182.4 million (US$100.3 million after tax). These are set out in Note 6 (page 74) to the financial statements.

Capital expenditure on property, plant & equipment (accruals basis)

US$ MILLION	2009	2008	% CHANGE (ACTUAL FX RATES)
CHEP Americas	290.8	337.4	46.6
CHEP EMEA	234.4	353.2	118.8
CHEP Asia-Pacific	92.7	103.7	11.0
Total CHEP	**617.9**	**794.3**	**176.4**
Recall	52.4	54.5	2.1
Brambles HQ	2.1	0.4	(1.7)
Total capital expenditure	**672.4**	**849.2**	**176.8**

Brambles capital expenditure was US$176.8 million lower than the previous year (including the benefit of US$65.3 million from foreign currency translation). Capital expenditure has been tightly managed as sales growth slowed and customers reduced stock levels and returned more pallets to CHEP.

In CHEP Americas, capital expenditure was down by US$46.6 million with the majority of the reduction taking place in the second half of 2009. The main contributor was CHEP USA which benefited from a reduction in the number of new pallets required for contractual commitments to certain customer locations. Further reductions in these commitments and the level of imports into the USA on CHEP pallets will continue to benefit capital expenditure in FY10.

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CHEP EMEA reduced capital expenditure by US$118.8 million, mainly due to lower pallet purchases in the slower economic environment. CHEP Asia-Pacific capital expenditure also declined but mainly due to foreign currency translation. During the year there was a substantial initial investment in containers for a new Australian RPC contract which was partially offset by reductions in pallet capital expenditure in Australia and China. Capital expenditure in China was lower in 2009 following the establishment of the pallet pool in the previous year.

Total pallet capital expenditure for the Group was US$462.1 million, a reduction of US$157.0 million on the prior year. The majority of new pallet capital purchases was for replacement. The total pallet pool was 251 million pallets at the end of the period (inclusive of six million excess pallets held for accelerated scrapping in CHEP USA).

Recall capital expenditure included investment in new information centres in the UK and Thailand as the business invests to improve future efficiencies.

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Brambles Value Added (BVA) and Return on Capital Invested (ROCI)

In 2009, Brambles continued to focus on the use of BVA which forms the core component of short term incentive arrangements for all senior executives, including Executive Directors.

US$ MILLION	2009 AT FIXED JUNE 08 FX US$M	2008 AT FIXED JUNE 08 FX US$M	2009 ROCI	2008 ROCI
CHEP Americas	**153**	275	**26%**	32%
CHEP EMEA	**177**	207	**23%**	25%
CHEP Asia-Pacific	**34**	62	**19%**	31%
CHEP	**364**	544	**24%**	29%
Recall	**(5)**	5	**12%**	13%
Continuing (pre HQ)	**359**	549	**21%**	25%
Unallocated Brambles HQ costs	**(25)**	(17)		
Total continuing operations	**334**	532	**21%**	25%

Total BVA for Brambles' continuing operations was US$334 million, a decrease of US$198 million on the previous year based on comparable fixed exchange rates. The reduction reflects the impact

of the economic downturn, Significant items within ordinary activities and investments for future growth. Brambles' ROCI was 21%.

In CHEP Americas, BVA fell US$122 million due to higher plant costs, higher indirect costs, and the adverse impact of US$106.4 million (2008: US$31.5 million) of Significant items within ordinary activities (costs associated with the CHEP USA pallet quality program and the Walmart net transition impact). Average Capital Invested in CHEP Americas increased due to the acquisition of LeanLogistics in the second half of the previous year and the impact of excess pallet holdings in the USA. Increases in Average Capital Invested combined with the fall in Underlying profit led to a reduction in ROCI to 26%.

In CHEP EMEA, BVA fell US$30 million driven by the decline in the automotive business and a decision to relocate a higher number of pallets from the UK to continental Europe in order to reduce capital expenditure on new pallets. ROCI was 23%.

CHEP Asia-Pacific's BVA fell by US$28 million due to substantial production declines in the Australian automotive sector, supply chain destocking which increased storage and handling costs, costs incurred in developing new service centres and the start up investments in China and India, and the full year impact of a regional management structure. Average Capital Invested in CHEP Asia-Pacific increased due to the investment in pooling equipment to support growth in China and a new RPC contract in Australia. ROCI was 19%.

Recall's BVA fell by US$10 million with improvements in DMS partially offsetting a fall in SDS. BVA was also impacted by an investment in information technology and marketing to support future growth. ROCI was 12%.

Finance costs

Net finance costs were US$120.9 million compared to US$149.5 million in 2008. The reduction in net finance costs reflected lower interest rates on variable rate borrowings, the increase in euro-denominated debt to fund capital repatriations with the equivalent pay-down of higher cost Australian dollar denominated debt, and the impact of foreign exchange translation due to the stronger US dollar. These benefits were partially offset by higher borrowing margins and fees on debt refinanced during the year.

Taxation

Brambles' effective tax rate on Underlying profit for the year was 31.5%, slightly higher than last year's rate of 30.6% due to the effect of higher tax rates in overseas jurisdictions.

The effective tax rate on statutory profit (from continuing operations) for the year was 27.3%, broadly in line with last year's rate of 26.6%,

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and less than the Australian tax rate of 30% primarily due to the non-tax effect of foreign exchange gains on the repatriation of capital from Europe to Australia.

Cash flow

US$ MILLION	2009	2008	CHANGE (ACTUAL FX RATES)
Continuing operations			
Underlying profit	900.6	1,071.9	(171.3)
Significant items within ordinary activities	(106.4)	(31.5)	(74.9)
Depreciation & amortisation	418.4	458.6	(40.2)
EBITDA	**1,212.6**	**1,499.0**	**(286.4)**
Capital expenditure	(683.8)	(869.4)	185.6
Proceeds from disposals	104.6	133.8	(29.2)
Working capital movement	25.8	41.4	(15.6)
Irrecoverable pooling equipment provision	97.8	91.2	6.6
Provisions / other	(34.6)	(86.0)	51.4
Cash flow from continuing operations	**722.4**	**810.0**	**(87.6)**
Significant items outside ordinary activities	(49.9)	(27.7)	(22.2)
Cash flow from operations	**672.5**	**782.3**	**(109.8)**
Financing costs and tax	(253.0)	(369.7)	116.7
Free cash flow	**419.5**	**412.6**	**6.9**
Dividends paid	(277.6)	(444.8)	167.2
Free cash flow after dividends	**141.9**	**(32.2)**	**174.1**

Free cash flow of US$419.5 million was strong and sufficient to cover US$277.6 million of dividends paid, resulting in US$141.9 million of free cash flow after dividends.

Brambles continues to generate strong operating cash flows. Cash flow from continuing operations was US$722.4 million, an increase of US$8.1 million in constant currency terms. The US$87.6 million reduction in actual currency terms was primarily due to the translation impact of exchange rate movements (US$95.7 million). Lower Underlying profit was more

than offset by significantly lower capital expenditure.

Nearly 70% of cash flow from operations was generated in the second half of the year following significant reductions in capital expenditure and working capital. Working capital continues to be tightly controlled across the business. Average debtors days improved from 48 to 46 days partially offset by a reduction in creditor days.

Significant items outside ordinary activities related to the restructuring activities during the year and included US$22.2 million of expenditure on the accelerated scrapping of excess pallets in CHEP USA.

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Dividends

The Board has declared a final dividend of 12.5 Australian cents per share, franked to 20%. Including the interim dividend of 17.5 Australian cents per share, total dividends declared for the 2009 financial year were 30.0 Australian cents per share (2008: 34.5 Australian cents per share). The dividends reflect the Board's focus on prudent conservation of cash in the current environment.

A dividend reinvestment plan was introduced with the interim dividend. The Board set the price at which shares are allotted under the Plan as the arithmetic average of the daily volume weighted average sale price of all Brambles shares sold on the Australian Securities Exchange (ASX) in the ordinary course of trading on the ASX during a nominated 10 trading days, less a discount of 2.5%.

Funding and liquidity

Brambles funded its operations during the Year through existing equity, retained cash flow and borrowings, and manages its capital structure so as to be consistent with a solid investment grade credit. Borrowing facilities are generally structured on a multi-currency, revolving basis with maturities ranging to December 2013. Borrowings under the facilities are floating-rate, unsecured obligations with covenants and undertakings typical for these types of arrangements. To reduce foreign exchange risks, borrowings are arranged in the currency of the relevant operating asset to be funded.

Net debt at 30 June 2009 was US$2,143.4 million, down US$282.8 million from 30 June 2008, with positive cash generation after dividends and favourable foreign exchange translation on non-US dollar denominated debt balances evenly contributing to the reduction.

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Brambles made excellent progress during 2009 to refinance committed bank facilities well ahead of their scheduled maturity dates. At June 2008, committed bank facilities totalling US$3.0 billion were due to mature in November 2010 (equivalent to US$2.7 billion at June 2009 foreign exchange rates). During 2009, bank facilities of US$1.9 billion were renewed for terms between 3 and 5 years. US$0.7 billion is due to mature in November 2010.

At 30 June 2009, undrawn committed bank facilities totalled US$1.2 billion. Expected improvements in cash generation, mainly due to a focus on reducing capital expenditure, and these undrawn committed facilities should provide additional scope to reduce the amount of future refinancing requirements.

To further improve liquidity, Brambles accessed the US private placement debt market in May 2009 and raised US$110 million for tenors of 5, 7 and 10 years.

The average term to maturity of total credit facilities increased from 2.2 years at June 2008 to 3.3 years at June 2009.

The Dividend Reinvestment Plan participation rate for the 2009 interim dividend was 35% and provided US$62 million of additional liquidity.

Key financial ratios continue to reflect the strong balance sheet position and remain well within the financial covenants included in Brambles' major financing agreements, with net debt to EBITDA at 1.8x and EBITDA interest cover at 10.0x.

Risk management

Brambles is exposed to a variety of market based and financial risks (refer to Principle 7, page 28), including exposure to fluctuating interest and exchange rates, liquidity risks, changing economic conditions, technological and industry based risks, competitive environment, counterparty credit risks and regulatory changes which, either singularly or collectively, may affect revenue, cost structure or value of assets within the business, all of which are difficult to quantify.

Brambles' policies with respect to interest and exchange rate risk and appropriate hedging instruments are described below and further information is contained in Note 30 (page 105) to the Financial Statements including a sensitivity analysis (page 107 and page 110) with respect to these financial instruments. Brambles' centralised treasury function is responsible for the management of these risks within Brambles.

Standard financial derivatives are used by Brambles to manage financial exposures in the normal course of business. Dealings in financial derivatives are restricted through a set of delegated authorities approved by the Board. No derivatives are used for speculative purposes. In addition, derivatives are transacted predominantly with relationship banks which have a reasonable understanding of Brambles' business operations. Furthermore, individual credit limits are assigned to those banks, thereby limiting exposure to credit-related losses in the event of non-performance by a counterparty.

Interest rate risk

Brambles' interest rate risk policy is designed to reduce volatility in funding costs through prudent selection of hedging instruments. This policy includes maintaining a mix of fixed and floating-rate instruments within a target band, over a certain time horizon. In some cases, interest rate derivatives are used to achieve this result synthetically. The present policy is to require the level of fixed rate debt to be within 40% to 70% of total forecast debt arising over a 12 month period, progressively decreasing to 0% to 50% for debt maturities extending beyond three years.

As at 30 June 2009, 41% of Brambles' weighted average interest-bearing debt over the next 12 months was at fixed interest rates (48% in 2008). The weighted average period was 3.6 years (3.2 years in 2008). The fair value of all interest rate swap instruments was US$18.1 million net loss.

Foreign exchange risk

Foreign exchange exposures are managed from a perspective of protecting shareholder value. Exposures generally arise in either of two forms:

- transaction exposures affecting the value of transactions translated back to the functional currency of the subsidiary; and
- translation exposures affecting the value of assets and liabilities of overseas subsidiaries when translated into US dollars.

Under Brambles' foreign exchange policy, foreign exchange hedging is mainly confined to hedging transaction exposures where they exceed a certain threshold, and as soon as a defined exposure arises. Within Brambles, exposures may arise with external parties or, alternatively, by way of cross-border intercompany transactions. Forward foreign exchange contracts are primarily used for these purposes. In Brambles' context, these exposures are not significant

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given the nature of its operations.

Page 17

Translation exposures are mitigated by matching the currency of debt with that of the asset. Except for a small amount of balance sheet hedge borrowing in euro, Brambles does not hedge currency exposures incurred on foreign currency profits and net investment balances.
At the end of the financial year, the fair value of foreign exchange instruments was US$0.5 million net gain.

RELATIVE STRENGTH OF MAJOR CURRENCIES AGAINST THE US DOLLAR

[Three graphs on the relative strength of Australian, Euro and Sterling against the US dollar, are included on this page in the Annual Report 2009]

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BOARD OF DIRECTORS

GRAHAM KRAEHE AO | NON-EXECUTIVE CHAIRMAN (INDEPENDENT)

Chairman of the Nominations Committee and member of the Remuneration Committee

Rejoined the Board in December 2005, was appointed Deputy Chairman in October 2007 and Chairman in February 2008. He is currently a member of the Board of the Reserve Bank of Australia, Chairman of Bluescope Steel Limited and a director of Djerriwarrh Investments Limited. Graham was a Non-executive Director of Brambles from December 2000 until March 2004, when he retired due to commitments in his past role as Chairman of National Australia Bank Limited. He has also been the Managing Director and Chief Executive Officer of Southcorp Limited and a non-executive director of News Corporation. Graham has a Bachelor of Economics degree from Adelaide University. He is an Officer of the Order of Australia. Age 66.

MIKE IHLEIN | CHIEF EXECUTIVE OFFICER

Chairman of the Executive Leadership Team

Joined Brambles as Chief Financial Officer in March 2004 and became Chief Executive Officer in July 2007. Previously, he had a

long career with Coca-Cola Amatil Limited (and related companies), where he was Chief Financial Officer (1997-2004), Managing Director of Coca-Cola Amatil Poland (1995-97) and had previously held a number of senior business development and treasury roles within that company. Mike holds a Bachelor of Business Studies (Accounting) from the University of Technology, Sydney. He is also an Associate Member of the Australian Institute of Company Directors, a CPA Australia and a member of Financial Services Institute of Australasia (Finsia). Age 54.

LIZ DOHERTY | CHIEF FINANCIAL OFFICER

Member of the Executive Leadership Team

Joined Brambles as Chief Financial Officer and Executive Director in December 2007. She is currently a non-executive director of SABMiller plc. Liz was Group International Finance Director at Tesco plc from 2001 to 2007. She previously had a long career with Unilever plc in increasingly senior operating finance roles based in a number of locations, including Asia and Europe. She holds a First Class Bachelor of Science Degree from University of Manchester, UK. Liz is a Fellow of the Chartered Institute of Management Accountants (FCMA) and a Fellow of the RSA. Age 51.

TONY FROGGATT | NON-EXECUTIVE DIRECTOR (INDEPENDENT)

Member of the Nominations Committee and the Remuneration Committee

Joined Brambles as a Non-executive Director in June 2006. Currently a non-executive director of AXA Asia Pacific Holdings Limited and Billabong International Limited. Previously, he was Chief Executive of Scottish & Newcastle plc from May 2003 to October 2007. Tony began his career with the Gillette Company and has held a wide range of sales, marketing and general management positions in many countries with major consumer goods companies including HJ Heinz, Diageo and Seagram. He holds a Bachelor of Law degree from Queen Mary College, London and an MBA from Columbia Business School, New York. Age 61.

DAVID GOSNELL | NON-EXECUTIVE DIRECTOR (INDEPENDENT)

Member of the Audit Committee

Joined Brambles as a Non-executive Director in June 2006. He is Managing Director of Global Supply and Procurement for Diageo plc, leading a global team of 9,000 people across manufacturing, logistics and technical operations as well as managing Diageo's multi-billion

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dollar procurement budget. Prior to joining Diageo, Mr Gosnell spent 20 years at HJ Heinz where he served on the UK board and held various European operational positions. He holds a Bachelor of Science degree in Electrical and Electronic Engineering from Middlesex University, England. Age 52.

STEPHEN JOHNS | NON-EXECUTIVE DIRECTOR (INDEPENDENT)

Chairman of the Audit Committee and member of the Nominations Committee

Joined Brambles as a Non-executive Director in August 2004. He is currently a non-executive director of the Westfield Group, Chairman of Spark Infrastructure Group and a director of Sydney Symphony Limited. Previously Stephen had a long executive career with Westfield where he held a number of positions including that of Finance Director from 1985 to 2002. He has a Bachelor of Economics degree from the University of Sydney and is a Fellow of the Institute of Chartered Accountants in Australia. Age 62.

CAROLYN KAY | NON-EXECUTIVE DIRECTOR (INDEPENDENT)

Member of the Audit Committee

Joined Brambles as a Non-executive Director in June 2006. She is a director of Commonwealth Bank of Australia Limited and The Sydney Institute and an External Board Member of Allens Arthur Robinson. Carolyn has had extensive experience in international finance at Morgan Stanley in London and Melbourne, JP Morgan in New York and Melbourne and Linklaters & Paines in London. She holds Bachelor Degrees in Law and Arts from the University of Melbourne and a Graduate Diploma in Management from the AGSM. Carolyn is a Fellow of the Australian Institute of Company Directors, a member of Chief Executive Women and was awarded a Centenary Medal for services to Australian society in business leadership. Age 48.

LUKE MAYHEW | NON-EXECUTIVE DIRECTOR (INDEPENDENT)

Chairman of the Remuneration Committee

Joined Brambles as a Non-executive Director in August 2005. He is a non-executive director of WH Smith plc and Chairman of Pets at Home Group Limited. Luke was Managing Director of John Lewis, the UK's leading department store business, from 2000 to 2004 and Director of Research and Expansion at John Lewis Partnership plc, which also includes the Waitrose supermarket operation, from 1992 to 2000. He previously held senior positions at Thomas Cook and British Airways and was Chief Executive of Shandwick's European business. He has a Bachelor of Arts (Honours) degree from Oxford

University and a Master of Economics degree from the University of London. Luke is the Chairman of the British Retail Consortium. Age 56.

BRIAN SCHWARTZ AM | NON-EXECUTIVE DIRECTOR (INDEPENDENT)

Member of the Audit Committee

Joined Brambles as a Non-executive Director in March 2009. Currently a non-executive director of Insurance Australia Group Limited and the Westfield Group. He is also Deputy Chairman of Football Federation Australia and a member of the Federal Government's Multicultural Advisory Council. In March 2009 he retired as CEO of Investec Bank (Australia) Limited, although he remains as a consultant to the bank. Having joined Ernst & Young in 1979, Brian became a partner in 1985. From 1998 to 2004 he was CEO of Ernst & Young Australia and a member of the Ernst & Young Global Executive Board. Brian is a Fellow of the Institute of Chartered Accountants in Australia. Age 56.

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The principal risks and uncertainties facing Brambles are described below.

- Economic Cycle - Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to global economic and business conditions. These may affect, among other things, profitability, demand for Brambles' services and solvency of counterparties.
- Business Environment Changes - Brambles has operations spread across a diverse range of countries and territories. It is subject to risks related to rapid and sustained changes in the business environment, which may invalidate aspects of its current business models. These changes could include fuel prices, lumber supply and the structure of customers' supply chains. These may affect, among other things, profitability and demand for Brambles' services.
- Climate Change - Brambles is subject to the risk of unforeseen impacts upon its businesses arising from climate and environmental changes. Examples include emissions trading or carbon taxes and government regulation such as mandatory eco-efficiency targets.
- Competition and Retention of Major Customers - Brambles operates in a competitive environment. Many of the markets in which Brambles operates are served by numerous competitors and are subject to the threat of new entrants. In addition, the concentration of distributors in certain areas could lead to shifts in bargaining position and intensity of

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competition. The above risks could have an impact on market structure, penetration, revenue, profitability, economies of scale and the value of existing assets.

- Insufficient Growth - Brambles is subject to the risk of not selecting the optimal corporate strategy, business model, financial structure or capital allocation, including the pace of expansion into emerging markets. As these are central to the value of shareholders' investment and protection of Brambles' assets, Brambles may be unable to capture the full value of its growth opportunities.
- Obsolescence of Pallet Platform - New technologies in pallet design or components could influence alternative supply chain solutions. This would, over time, have an impact on revenue, cost base, economies of scale and the value of CHEP's existing assets.
- Innovation - Brambles is subject to the risk of not being able to optimise innovations in its services, products, processes and commercial solutions, including capturing the full value of any innovations that support its growth opportunities. This could have an impact on revenue, profitability, economies of scale and the value of existing assets.
- Operational Improvement - Brambles is subject to the risk that it may be unable to capture the full value of operational improvement opportunities. This could result in a reduced ability to control costs or a reduction in control of CHEP's equipment pool.
- Equipment Quality - Satisfaction of CHEP customers may fluctuate with the customers' perceived views of equipment quality which, in turn, is influenced by the effectiveness of the quality standards that CHEP employs in its equipment pool. Brambles is subject to the risk that it may not optimise these standards, thereby adversely affecting customer satisfaction with the CHEP service offering and/or the operating and capital costs of the equipment pool.
- People Capability - Brambles is subject to the risk of not attracting, developing and retaining high performing individuals in the optimum organisational structure, which could result in it not having sufficient quality and quantity of people to meet its growth and business objectives.
- Market Communication - Brambles is subject to risks relating to market expectations, which may lead to a loss of investor confidence in the business and its management.
- Systems and Technology - Brambles relies on the continuing operation of its information technology and communications systems, including those in CHEP's Global Data Centre. Failure to optimise these systems, or an extended systems interruption event, could impair Brambles' ability to provide its services effectively. This could damage its reputation and, in turn, have an adverse effect on its ability to attract and retain customers.
- Refinancing - The conditions in global credit markets may

create a risk that Brambles may be unable to renew its existing credit facilities. This could have an impact on Brambles' ability to manage cost-effectively its capital structure whilst continuing to fund its key growth opportunities.

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DIRECTORS' REPORT - OTHER INFORMATION

The information presented in this Report relates to the consolidated entity, the Brambles Group, consisting of Brambles Limited and the entities it controlled at the end of, or during the year ended 30 June 2009 (Year).

PRINCIPAL ACTIVITY

The principal activity of the Group during the Year was the provision of supply chain and information management solutions, in which it is a leading global provider. There were no significant changes in the nature of the Group's principal activity during the Year.

REVIEW OF OPERATIONS AND RESULTS

A review of the Group's operations, a review of the results of those operations and details of any significant changes in its state of affairs during the Year, are given in the Operational and Financial Review on pages 10 to 17.

Information about the financial position of the Group is included in the Operational and Financial Review on pages 10 to 17 and in the Performance Summary on pages 2 to 3.

MATTERS SINCE THE END OF THE FINANCIAL YEAR

The Directors are not aware of any matter or circumstance that has arisen since 30 June 2009 that has significantly affected or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in future financial years, except as may be stated elsewhere in the Chairman and CEO's Report on page 1 and the Operational and Financial Review on pages 10 to 17.

BUSINESS STRATEGIES AND PROSPECTS FOR FUTURE FINANCIAL YEARS

The business strategies and prospects for future financial years, together with likely developments in the operations of the Group in future financial years and the expected results of those operations

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known at the date of this Report, are set out in the Chairman and CEO's Report on page 1, the Strategy Matrix on pages 6 to 7 and the Operational and Financial Review on pages 10 to 17. Further information in relation to such matters has not been included because the Directors believe it would be likely to result in unreasonable prejudice to the Group.

DIVIDENDS

The Directors have declared a final dividend of 12.5 Australian cents per share, which will be 20% franked. The dividend will be paid on Thursday, 8 October 2009 to shareholders on the register on Friday, 18 September 2009. On 9 April 2009, an interim dividend was paid, which was 17.5 Australian cents per share and 10% franked. On 9 October 2008, a final dividend for the year ended 30 June 2008 was paid, which was 17.5 Australian cents per share and 10% franked. The unfranked component of each dividend paid during the Year was conduit foreign income.

DIRECTORS

The name of each person who was a Director of Brambles Limited at any time during, or since the end of the Year, and the period for which they served as a Director are set out below. The qualifications, experience and special responsibilities for Directors are set out on page 19.

M E Doherty 1 July 2008 to date
A G Froggatt 1 July 2008 to date
D P Gosnell 1 July 2008 to date
M F Ihlein 1 July 2008 to date
S P Johns 1 July 2008 to date
S C H Kay 1 July 2008 to date
G J Kraehe AO 1 July 2008 to date
C L Mayhew 1 July 2008 to date
B M Schwartz AM 13 March 2009 to date

SECRETARY

Details of the qualifications and the experience of the Company Secretary of Brambles Limited are as follows: Robert Gerrard joined Brambles in 2003 as Senior Counsel and was appointed Group Company Secretary in February 2008. Prior to joining Brambles, he was General Counsel to, and Company Secretary of, Roc Oil Company Limited; Group Legal Manager, Cairn Energy plc; General Counsel to, and Company Secretary of, Command Petroleum Limited; and a solicitor with Allen Allen & Hemsley. He holds a Masters of Law (LLM) from the University of Sydney and Bachelor of Science (BSc) and Bachelor of Law (LLB) degrees from the University of New South Wales. He is a Solicitor of the Supreme

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Court of New South Wales.

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DIRECTORS' MEETINGS

Details of the general frequency of Board meetings and membership of Board committees are given in the Corporate Governance Statement on pages 22 to 34. The following table shows the actual Board and committee meetings held during the Year and the number attended by each Director or committee member.

DIRECTORS	BOARD MEETINGS							
	REGULAR		SPECIAL COMMITTEES		AUDIT COMMITTEE MEETINGS		REMUNERATION COMMITTEE MEETINGS	
	(a)	(b)	(a)	(b)	(a)	(b)	(a)	(b)
M E Doherty[(c)]	12	10	5	5	-	-	-	-
A G Froggatt[(d)]	12	11	1	1	-	-	6	6
D P Gosnell	12	12	1	1	7	7	-	-
M F Ihlein	12	12	5	5	-	-	-	-
S P Johns	12	12	4	4	7	7	-	-
S C H Kay	12	12	1	1	7	7	-	-
G J Kraehe AO	12	12	5	5	-	-	6	6
C L Mayhew	12	12	1	1	-	-	6	6
B M Schwartz AM (e)	4	4	-	-	-	-	-	-

(a) This column refers to the number of meetings held while the Director was a member of the Board or relevant committee which the Director was eligible to attend.

(b) This column refers to the number of meetings attended during the period the Director was a member of the Board or relevant committee which the Director was eligible to attend.

(c) Liz Doherty missed two tele-conference Board meetings because she was travelling on Brambles business at the time those meetings were held.

(d) Tony Froggatt missed a tele-conference Board meeting.

(e) Brian Schwartz was appointed as a Director with effect from 13 March 2009.

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DIRECTORS' DIRECTORSHIPS OF OTHER LISTED COMPANIES

The following lists the directorships held by the Directors in listed

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companies (other than Brambles Limited) since 30 June 2006 and the period for which each directorship has been held.

DIRECTOR	LISTED COMPANY	PERIOD DIRECTORSHIP HELD
M E Doherty	SABMiller plc	2006 to current
A G Froggatt	AXA Asia Pacific Holdings Limited	2008 to current
	Billabong International Limited	2008 to current
	Brambles Industries Limited	2006
	Brambles Industries plc	2006
	Scottish & Newcastle plc	2003 to 2007
D P Gosnell	Brambles Industries Limited	2006
	Brambles Industries plc	2006
M F Ihlein	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
S P Johns	Brambles Industries Limited	2004 to 2006
	Brambles Industries plc	2004 to 2006
	Spark Infrastructure Group	2005 to current
	Westfield Group: Westfield Holdings Limited	1985 to current
	Westfield America Trust (director of responsible entity, Westfield America Management Limited)	1996 to current
	Westfield Trust (director of responsible entity, Westfield Management Limited)	1985 to current
S C H Kay	Brambles Industries Limited	2006
	Brambles Industries plc	2006
	Commonwealth Bank of Australia	2003 to current
	Symbion Health Limited	2001 to 2007
G J Kraehe AO	Bluescope Steel Limited	2002 to current
	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006

	Djerriwarrh Investments Limited	2002 to current
C L Mayhew	Brambles Industries Limited	2005 to 2006
	Brambles Industries plc	2005 to 2006
	WH Smith plc	2006 to current
	WH Smith Retail Holdings Limited	2005 to 2006
B M Schwartz AM	Insurance Australia Group Limited	2005 to current
	Westfield Group: Westfield Holdings Limited	2009 to current
	Westfield America Trust (director of responsible entity, Westfield America Management Limited)	2009 to current
	Westfield Trust (director of responsible entity, Westfield Management Limited)	2009 to current

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INTERESTS IN SECURITIES

Pages 42, 43 and 45 of the Remuneration Report include details of the relevant interests of Directors in shares and other securities of Brambles Limited.

INDEMNITIES

Indemnities provided to Directors and officers in accordance with the constitution of Brambles Limited are detailed in Note 36 on page 125. Insurance policies are in place to cover Directors and executive officers, however, the terms of the policies prohibit disclosure of the details of the insurance cover and the premiums paid.

ENVIRONMENT, EMPLOYEES AND RESEARCH AND DEVELOPMENT

Brambles' Environmental Policy is set by the Board. It applies in all countries where Brambles operates and provides that Brambles will act with integrity and respect for the community and the environment, be committed to sound environmental practice in its daily operations, that it is a minimum requirement that all Brambles operations comply with all relevant environmental laws and regulations, that

all employees care for the environment by adopting a specified set of environmental principles, that every business unit must ensure that those principles are adhered to and that each business unit should set environmental performance targets, monitor progress and report results.

Regular environmental audits are conducted to evaluate compliance with applicable laws and regulations and implementation of the Environmental Policy. A copy of the complete Environmental Policy is set out in Brambles' Code of Conduct, which is available at www.brambles.com.

The Board is responsible for setting Brambles' Health and Safety Policy, which states that Brambles is to provide and maintain a healthy and safe working environment and to prevent injury, illness or impairment to the health of employees, contractors, customers or the public.

Brambles is committed to achieving Zero Harm, meaning no injuries and no environmental damage. The Zero Harm Charter, which sets out the vision, values and behaviours and commitment required to work safely and ensure environmental compliance, is provided to all employees and, together with the complete Health and Safety Policy, is on the Brambles website at www.brambles.com.

The Group Presidents of CHEP and the Group President and Chief Operating Officer of Recall are responsible for policy implementation and safety performance.

Health and safety performance indicators measure compliance with corporate objectives and milestones, allow assessment of progress and comparison with industry benchmarks and provide incentives for improvement.

The principal safety performance measures are Lost Time Injury Frequency Rate (LTIFR) and Lost Time Injury Severity Rate (LTISR). LTIFR measures the number of injuries that result in an employee being absent from work for one or more whole shifts per million work hours. LTISR measures the number of injury days lost per million work hours. From the 2010 year, Brambles will also adopt Brambles' Injury Frequency Rate, or BIFR, which measures the combined number of fatalities, lost time injuries, modified duties and medical treatments per million hours worked.

Brambles employs over 12,000 people worldwide. Its employment policies commit Brambles to:

- providing a safe working environment with an objective of achieving Zero Harm through industry best practice in health and safety management;

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- being an equal opportunities employer, committed to developing a diverse workforce where everyone is treated fairly irrespective of gender, sexual orientation, age, disability, race or religion;
- creating an environment where everyone is encouraged to give their best and realise their full potential, by providing learning and development opportunities for individuals and groups; and
- ensuring employees can discuss any problem connected with their work confident that they will receive a fair, impartial and confidential review of the issue.

Brambles conducts an annual employee survey to gather data about employee perceptions of their workplace. The data is used to track progress from previous surveys, measure Brambles against internal and external best practice and identify key actions for improvement.

Brambles carries out research and development activities in relation to both its CHEP and Recall businesses. These activities comprise continuously testing its pallets and containers to make them more durable and safer for use in the supply chain, designing and improving pallet and container repair equipment, development of radio frequency identification, development of document management processes and developing and improving software.

ENVIRONMENTAL REGULATION

Except as set out below, the operations of the Group in Australia are not subject to any particular and significant environmental regulation under a law of the Commonwealth or a State or Territory. The operations of the Group in Australia involve the use or development of land, the use of transportation equipment and the transport of goods. These operations may be subject to State, Territory or Local government environmental and town planning regulations, or require a licence, consent or approval from Commonwealth, State or Territory regulatory bodies. There were no material breaches of environmental statutory requirements and no material prosecutions during the Year.

Brambles' businesses comply with all relevant environmental laws and regulations and none were involved in any material environmental prosecutions during the Year.

SHARE CAPITAL, OPTIONS AND SHARE RIGHTS

Details of the changes in the issued share capital of Brambles Limited and options, share rights and MyShare matching conditional rights outstanding over Brambles Limited ordinary shares at the year end are given in Notes 27 and 28 on pages 98 to 102. No options,

share rights or MyShare matching conditional rights over the shares of Brambles Limited's controlled entities were granted during or since the end of the Year to the date of this Report. Since the year end to the date of this Report, the following grants, exercises and forfeits in options, performance share rights and MyShare matching conditional rights have taken place, broken down by reference to the plan numbers shown on page 47 of the Remuneration Report:

- 89,408 grants under plan 22;
- 74,722 exercises, resulting in the issue of fully paid ordinary shares: 6,926 under plan 3; 11,423 under plan 4; 14,682 under plan 6; 19,777 under plan 9; 10,440 under plan 15. Additionally, 5,894 share rights were exercised under the 2001 Share Plans (exercise price A$0.00, expiry date 10 September 2009) and 5,580 share options were exercised under the 2001 Option Plans (exercise price A$4.75, expiry date 10 September 2009); and

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- 1,188,354 lapses: 6,753 under plan 6; 307,030 under plan 7; 787,025 under plan 8; 6,272 under plan 9; 5,685 under plan 10; 15,788 under plan 11; 6,888 under plan 15; 25,688 under plan 16; 25,688 under plan 17; 396 under plan 18; 323 under plan 19; 316 under plan 20; 322 under plan 21; and 180 under plan 22.

SHARE BUY-BACKS

No ordinary shares were bought-back and cancelled during the Year. There is no current on-market buy-back in operation.

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties facing Brambles are described in section 7.2 of the Corporate Governance Statement on pages 29 and 30.

RESPONSIBILITY STATEMENT

For the purposes of compliance with the UK Disclosure and Transparency Rules, the Directors confirm that to the best of their knowledge, the management report (which comprises the Directors' Report - Other Information and the other sections of the Annual Report referred to in it) includes a fair review of the development and performance of the business and the position of Brambles, together with a description of the principal risks and uncertainties that it faces.

NON-AUDIT SERVICES

The amount of US$110,000 was paid or is payable to PricewaterhouseCoopers, the Group's auditors, for non-audit services provided during the Year by them (or another person or firm on their behalf). These services primarily related to tax advice. The Audit Committee has reviewed the provision of non-audit services by PricewaterhouseCoopers and its related practices and provided the Directors with formal written advice of a resolution passed by the Audit Committee. Consistent with this advice, the Directors are satisfied that the provision of non-audit services by PricewaterhouseCoopers and its related practices did not compromise the auditor independence requirements of the Act for the following reasons: the nature of the non-audit services provided during the Year; the quantum of non-audit fees compared to overall audit fees; and the pre-approval, monitoring and ongoing review requirements under the Audit Committee Charter and the Charter of Audit Independence in relation to non-audit work.

The auditors have also provided the Audit Committee with a letter confirming that, in their professional judgement, as at 7 August 2009, they have maintained their independence in accordance with their firm's requirements, with the provisions of APES 110 - Code of Ethics for Professional Accountants, the applicable provisions of the Act, and other professional and regulatory requirements in Australia. On the same basis, they also confirm that the objectivity of the audit engagement partners and the audit staff is not impaired.

AUDITORS' INDEPENDENCE DECLARATION

A copy of the auditors' independence declaration as required under section 307C of the Act is set out on page 129.

ANNUAL GENERAL MEETING

The AGM will be held at 2.00pm (AEDT) on 19 November 2009 at The Savoy Ballroom, Grand Hyatt Melbourne, 123 Collins Street, Melbourne, VIC 3000.

This Directors' Report is made in accordance with a resolution of the Board.

G J Kraehe AO
Chairman

M F Ihlein
Chief Executive Officer
20 August 2009

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This information is provided by RNS
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